


06017047

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gateway Gold Corp.

*CURRENT ADDRESS Suite 906 - 595 Howe St
Vancouver, BC
V6C 2T5

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35017 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 9/22/06

GATEWAY GOLD CORP.

Suite 906 – 595 Howe Street
Vancouver, BC, V6C 2T5
Tel: 604.801.6040
Fax: 604.801.6075
website: www.gatewaygold.com

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 March 2005

Unaudited

Gateway Gold Corp. <u>Statement 1</u>

Interim Consolidated Balance Sheets

Canadian Funds
Unaudited

ASSETS		31 March 2005		31 December 2004
Current				
Cash	$	7,340,846	$	8,189,552
Amounts receivable		36,211		62,390
Prepaid expenses		9,596		5,419
		7,386,653		8,257,361
Reclamation Bond		280,133		278,743
Mineral Property Costs - *Schedule (Note 4)*		10,568,072		10,077,282
Property, Plant and Equipment *(Note 5)*		112,431		115,436
	$	18,347,289	$	18,728,822

LIABILITIES				
Current				
Accounts payable and accrued liabilities				
- trade	$	165,898	$	437,569
- related		15,158		-
		181,056		437,569
Commitments *(Note 10)*				

SHAREHOLDERS' EQUITY				
Share Capital *(Note 6)*		19,507,838		19,371,544
Contributed Surplus *(Note 6c)*		3,212,425		2,530,436
Deficit - *Statement 2*		(4,554,030)		(3,610,727)
		18,166,233		18,291,253
	$	18,347,289	$	18,728,822

ON BEHALF OF THE BOARD:

"Michael D. McInnis"
________________________, Director

"James Robertson"
________________________, Director

- See Accompanying Notes -

Gateway Gold Corp. Statement 2

Interim Consolidated Statements of Loss and Deficit

For the Three Months Ended 31 March
Canadian Funds
Unaudited

		2005		2004
Expenses (Income)				
Amortization	$	**6,747**	$	4,234
Consulting fees		**6,969**		8,400
Foreign exchange loss (gain)		**13,886**		1,984
Management fees		**55,500**		55,500
Office recoveries		**(12,000)**		-
Office, rent and miscellaneous		**50,211**		10,338
Professional fees		**29,118**		22,374
Promotion and public relations		**106,740**		23,416
Salaries and wages		**15,561**		7,706
Stock-based compensation *(Note 6e)*		**663,378**		259,282
Stock exchange and filing fees		**16,315**		30,259
Telephone and facsimile		**3,127**		1,213
Transfer agent and shareholder information		**5,565**		21,212
Travel and accommodation		**22,144**		31,416
Loss for the Period Before the Under-noted		**983,261**		477,334
Interest income		**(39,958)**		(1,655)
Loss for the Period		**943,303**		475,679
Deficit – Beginning of period		**3,610,727**		1,055,206
Deficit - End of Period	$	**4,554,030**	$	1,530,885
Loss per Share - Basic and Diluted	$	**0.04**	$	0.03
Weighted-Average Shares Outstanding		**20,971,427**		14,194,404

- See Accompanying Notes -

Gateway Gold Corp. Statement 3

Interim Consolidated Statements of Cash Flows

For the Three Months Ended 31 March
Canadian Funds
Unaudited

		2005		2004
Operating Activities				
Loss for the period	$	(943,303)	$	(475,679)
Items not affecting cash				
Amortization		6,747		4,234
Stock-based compensation		663,378		259,282
		(273,178)		(212,163)
Net change in non-cash working capital				
Amounts receivable		26,179		15,859
Prepaid expenses		(4,177)		23,807
Accounts payable and accrued liabilities				
- trade		(271,671)		(363,311)
- related parties		15,158		7,828
		(507,689)		(527,980)
Investing Activities				
Reclamation bonds		(1,390)		(951)
Mineral property costs		(465,541)		(132,718)
Property, plant and equipment		(3,742)		(13,579)
		(470,673)		(147,248)
Financing Activities				
Share capital issued for cash		129,656		10,387,336
Share issuance costs		-		(408,251)
Deferred share issuance costs		-		-
		129,656		9,979,085
Net Increase (Decrease) in Cash		(848,706)		9,303,857
Cash position - Beginning of period		8,189,552		3,712,060
Cash Position - End of Period	$	7,340,846	$	13,015,917

Supplementary Disclosure of Non-Cash Investing and Financing Transactions

Shares issued for mineral properties	$	-	$	-
Stock-based compensation – share capital	$	6,638	$	-
Stock-based compensation – contributed surplus	$	681,989	$	259,282
Stock-based compensation recorded for mineral property costs	$	25,249	$	6,638

- See Accompanying Notes -

Gateway Gold Corp. Schedule

Interim Consolidated Schedules of Mineral Property Costs

For the Three Months Ended 31 March

Canadian Funds

Unaudited

	2005	2004
Golden Dome, Nevada		
Camp and general	$ 891	$ 497
Consulting	560	-
Drilling	5,988	-
Environmental and permitting	-	7,370
Geochemical	396	-
Geological	1,137	3,965
Lease, licenses, and taxes	-	147
Report preparation	-	1,500
Stock-based compensation *(Note 6e)*	6,312	2,212
Transportation	335	-
	15,619	15,691
Big Springs, Nevada		
Camp and general	2,914	2,030
Consulting	9,375	300
Drilling	-	(2,872)
Environmental and permitting	73,234	13,296
Geochemical	4,259	8,094
Geological	92,567	24,705
Geophysical	521	-
Lease, licenses, and taxes	-	147
Report preparation	16,169	363
Roadwork	-	3,763
Stock-based compensation *(Note 6e)*	6,312	2,213
Transportation	12,830	187
	218,181	52,226
Island Mountain, Nevada		
Camp and general	-	496
Consulting	748	5,295
Drilling	-	6,417
Environmental and permitting	-	13,683
Geochemical	396	-
Geological	2,302	10,980
Lease, licenses, and taxes	4,939	4,785
Report preparation	-	57
Stock-based compensation *(Note 6e)*	6,312	2,213
Transportation	-	187
	14,697	44,113
Jack Creek, Nevada		
Camp and general	157	-
Consulting	374	-
Environmental and permitting	3,687	-
Geological	176	1,050
Staking	-	13,239
	4,394	14,289
Balances Carried Forward	$ 252,891	$ 126,319

- See Accompanying Notes -

Gateway Gold Corp. Schedule – *Continued*

Interim Consolidated Schedules of Mineral Property Costs

For the Three Months Ended 31 March
Canadian Funds
Unaudited

		2005		2004
Balances Brought Forward	$	252,891	$	126,319
Dorsey Creek, Nevada				
Camp and general		7,597		496
Consulting		19,356		-
Drilling		107,904		-
Environmental and permitting		-		7,901
Geochemical		34,277		-
Geological		9,589		4,640
Report preparation		4,831		-
Roadwork		44,737		-
Stock-based compensation *(Note 6e)*		6,313		-
Transportation		2,245		-
		236,849		13,037
Mac Ridge, Nevada				
Geological		1,050		-
		1,050		-
Costs for the Year		490,790		139,356
Costs - Beginning of year		10,077,282		2,215,340
Costs - End of Year	$	10,568,072	$	2,354,696

- See Accompanying Notes -

1. Nature of Operations and Basis of Presentation

The Company was incorporated and commenced operations on 1 May 2002, as Gateway Resources Ltd. On 18 October 2002, the Company changed its name to Gateway Gold Corp. The Company is engaged in the exploration and development of mineral properties.

2. Significant Accounting Policies

a) **Consolidation**

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Gateway Gold (USA) Corp., which was incorporated on 4 December 2002 and has been accounted for using the purchase method.

b) **Basis of Presentation**

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended 31 December, 2004.

3. Financial Instruments

The Company's financial instruments consist of cash, amounts receivable, reclamation bond and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

4. Mineral Property Costs

a) By an agreement dated 23 December 2002, the Company purchased a 100% interest in certain mineral claims located in the Jerritt Canyon area of Nevada, USA. Consideration for the purchase is as follows:

- a cash payment of $10,000 (paid)
- a staged issuance of shares from treasury in tranches of 200,000 shares beginning on 17 June 2003, the closing of the initial public offering, and thereafter every twelve months until a total of 1,000,000 shares have been issued. To 31 March 2005, the Company has issued 400,000 shares.
- incurring $100,000 in expenditures on the properties by 31 December 2002 (incurred), and incurring $70,000 (incurred to date) in expenditures in each subsequent year until the share issuances are completed.

4. Mineral Property Costs - *Continued*

a) *(Continued)*

The properties are subject to net smelter return royalties of 2% - 3%. Beginning on the seventh anniversary of the agreement, the Company must pay annual advance royalty payments of $100,000.

During the prior year, the Company signed an agreement, with a former operator of the Big Springs project, to acquire technical information on the property. The Company issued 60,000 shares to the former operator and has agreed to issue an additional 120,000 shares upon commencement of commercial production at Big Springs.

b) The Company has staked additional claims comprising the Jack Creek, Dorsey Creek, and Mac Ridge properties. The Mac Ridge claims and various of the Dorsey Creek claims lie within the area of interest covered by the 23 December 2002 Big Springs agreement.

c) Details of cumulative expenditures are as follows:

	Acquisition	Exploration	**Total 31 March 2005**	Total 31 December 2004
Mineral Properties, Nevada, USA				
Golden Dome	$ 77,811	$ 604,640	**$ 682,451**	$ 666,832
Big Springs	81,096	6,076,925	**6,158,021**	5,939,840
Island Mountain	98,168	2,048,774	**2,146,942**	2,132,245
Jack Creek	128,725	108,011	**236,736**	232,342
Dorsey Creek	-	1,325,106	**1,325,106**	1,088,257
Mac Ridge	8,268	10,548	**18,816**	17,766
	$ 394,068	$ 10,174,004	**$ 10,568,072**	$ 10,077,282

5. Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	**31 March 2005 Net Book Value**	31 December 2004 Net Book Value
Furniture and fixtures	$ 84,825	$ 15,411	**$ 69,414**	$ 69,757
Computer equipment	41,810	11,175	**30,635**	32,600
Field equipment	8,487	1,421	**7,066**	7,438
Leasehold improvements	6,509	1,193	**5,316**	5,641
	$ 141,631	$ 29,200	**$ 112,431**	$ 115,436

6. Share Capital

a) Authorized share capital consists of 100,000,000 common shares without par value.

b) Issued and outstanding:

	31 March 2005		31 March 2004	
	Number	**Amount**	Number	Amount
Balance – Beginning of period	**20,916,383**	**19,371,544**	13,855,701	$ 6,083,594
Issued and fully paid:				
Exercise of warrants	**241,812**	**120,906**	479,836	487,336
Exercise of options	**25,000**	**8,750**	-	-
Private placement (i)	-	-	3,600,000	9,900,000
Agent's Warrants (i)	-	-	94,182	-
Share issuance costs	-	-	-	(408,251)
Stock-based compensation *(Note 6c)*	-	**6,638**	-	-
Balance – End of period	**21,183,195**	**19,507,838**	18,029,719	$ 16,062,679

i) On 3 March 2004, the Company completed a brokered private placement of 3,600,000 units at a price of $2.75 per unit for gross cash proceeds of $9,900,000. Each unit is comprised of one common share and one half warrant. Each whole warrant entitles the holder to purchase an additional common share for a period of one year at a price of $3.50 if exercised in the first six months, and at a price of $4.50 if exercised in the following six months. The Company paid the agent a finder's fee of 6% of the gross proceeds (paid in cash and the issuance of 94,182 units with the same terms and conditions as the private placement units), a finance fee of $30,000, and issued broker warrants entitling the agent to purchase 358,200 common shares at a price of $3.50 until 4 March 2005.

c) **Contributed Surplus**

Details are as follows:

	2005	2004
Balance - beginning of period	**$ 2,530,436**	$ 603,311
Stock-based compensation *(Note 6e)*	**688,627**	265,920
Compensation attributed to options exercised in period *(Note 6e)*	**(6,638)**	-
Balance - end of period	**$ 3,212,425**	$ 869,231

6. Share Capital - *Continued*

d) Stock Options

At 31 March 2005, the Company had stock options outstanding as follows:

	Grant Date	Number	Exercise Price	Expiry Date
Directors and officers	6 January 2003	735,000	$ 0.35	17 June 2008
Consultants	6 January 2003	125,000	$ 0.35	17 June 2008
Director	26 March 2003	90,000	$ 0.35	17 June 2008
Directors, officers and employees	30 July 2003	172,250	$ 1.12	30 July 2008
Consultant	30 July 2003	125,000	$ 1.12	30 July 2008
Directors and officers	29 September 2003	695,000	$ 2.09	29 September 2008
Consultant	29 September 2003	100,000	$ 2.09	29 September 2008
Director	30 April 2004	125,000	$ 2.04	30 April 2009
Employees and consultants	30 June 2004	195,000	$ 2.12	30 June 2009
Directors, officers and employees	15 July 2004	1,000,000	$ 2.15	15 July 2009
Consultant	9 November 2004	75,000	$ 1.35	9 November 2009
Consultant	15 January 2005	50,000	$ 1.50	15 January 2010
		3,487,250		

The outstanding options have a weighted-average exercise price of $1.53 and the weighted-average remaining life of the options is 3.74 years. As at 31 March 2005, a total of 2,380,000 (2004 – 923,125) options have vested.

e) Stock-Based Compensation

For the periods ended 31 March, the Company issued stock options to its directors, officers and employees and recognized stock-based compensation as follows:

		2005		2004
Total options granted		**50,000**		-
Average exercise price	**$**	**1.50**	$	-
Estimated fair value of compensation	**$**	**56,930**	$	-
Estimated fair value per option	**$**	**1.14**	$	-

The fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2005	2004
Risk-free interest rate	**3.55%**	-
Expected dividend yield	**0.00%**	-
Expected stock price volatility	**100%**	-
Expected option life in years	**5.00**	-

6. Share Capital - *Continued*

e) Stock-Based Compensation - *Continued*

The company has recorded stock-based compensation for the options that vested during the period as follows:

		2005		2004
Number of options vested in period		**454,375**		265,000
Stock-based compensation expense	**$**	**663,378**	$	259,282
Capitalized to mineral properties		**25,249**		6,638
Total compensation recognized for the period		**688,627**		265,920
Transfer to share capital – options exercised *(i)*		**(6,638)**		-
Net addition to contributed surplus for the period	**$**	**681,989**	$	265,920

(i) During the period, consultants exercised 25,000 (2003 – Nil) options for which the related stock-based compensation has been recorded as share capital in these financial statements.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock option grants.

f) Warrants

At 31 March 2005, the Company had share purchase warrants outstanding entitling the holders to purchase up to 1,252,837 shares at a price of $0.50 per share until 17 June 2005.

7. Related Party Transactions

Related party transactions and balances not otherwise disclosed in these financial statements are as follows:

a) During the period, the Company paid or accrued $55,500 (2004 - $55,500) in management fees to directors and companies controlled by directors.

b) During the period, the Company paid or accrued $8,715 (2004 - $12,617) in legal fees and disbursements to a law firm, a partner of which is a director of the Company.

c) During the period, the Company paid or accrued $1,600 (2004 - $Nil) in consulting fees to parties related to directors.

d) During the period, the Company received $12,000 (2004 - $Nil) in office rent and expense recoveries from a Company with directors in common.

8. Income Taxes

a) The Company has non-capital income tax losses carried forward of approximately $1,450,000 available to reduce future prescribed taxable income in Canada and approximately US$584,000 to reduce future prescribed taxable income in the United States. The benefit of these losses has not been recognized in the accounts. The Canadian tax losses begin to expire in fiscal 2009, and the United States tax losses begin to expire in fiscal 2022.

b) The Company has approximately US$7,147,000 of resource related expenditures that may be carried forward and used to reduce future prescribed taxable income in the United States. The benefit of these expenditures has not been recognized in the accounts.

9. Segmented Information

The Company's only business activity is the exploration for and development of mineral reserves. This activity is carried out primarily in the United States. The breakdown by geographic region is as follows:

31 March 2005	Canada	United States	Elimination	Consolidated
Segment revenue	$ -	$ -	$ -	$ -
Segment operating income (loss)	$ (844,565)	(98,738)	-	(943,303)
Identifiable assets	$ 17,547,926	11,068,171	(10,268,808)	18,347,289

31 March 2004	Canada	United States	Elimination	Consolidated
Segment revenue	$ -	$ -	$ -	$ -
Segment operating income (loss)	$ (516,069)	$ 40,390	$ -	$ (475,679)
Identifiable assets	$ 15,295,276	$ 2,570,127	$ (2,366,177)	$ 15,499,226

10. Commitments

a) The Company has entered into a five-year lease agreement for office premises effective 1 May 2004. Minimum future annual lease payments (based on 2004 operating costs) are as follows:

Fiscal Year	Amount
2005	$ 65,904
2006	68,820
2007	70,278
2008	73,194
2009	24,884
	$ 303,080

---

10. Commitments - *Continued*

b) The Company has management services agreements with two of its directors that call for an aggregate of $13,500 per month. The contracts are for rolling three-year terms that renew automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate these contracts without cause, it would become liable for the total amounts payable under the contract for the remaining term.

Gateway Gold Corp.
Interim Management Discussion and Analysis
For the Three-Month Period Ended March 31, 2005

Dated 12 May, 2005

Management's Discussion and Analysis ("MD&A") supplements, but does not form part of, the unaudited consolidated financial statements of the Company and the notes thereto for the three months ended March 31, 2005. Consequently, the following discussion and analysis of the financial condition and results of operations for Gateway Gold Corp. ("Gateway" or the "Company") should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2005 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied.

Additional information can be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

GENERAL

The Company was incorporated and commenced operations on May 1, 2002 as Gateway Resources Ltd. On October 18, 2002, the Company changed its name to Gateway Gold Corp.

Gateway Gold Corp. is a mineral resource company exploring for metallic minerals including precious metals. Through its wholly-owned subsidiary, Gateway Gold (USA) Corp., the Company holds an agreement for a 100% interest in the Big Springs, Island Mountain, and Golden Dome properties. The properties are located in Elko County in the Jerritt Canyon area of northeast Nevada, USA.

The properties are held under an agreement including terms whereby the Company is required to issue a total of 1,000,000 common shares to the vendors over a four-year period. A net smelter return royalty of 2-3% is also payable on any production from the properties. An initial exploration expenditure commitment of $100,000 has been completed with further annual work commitments of not less than $70,000 required during the four-year period. The Company has met all expenditure requirements to date, and has issued 400,000 common shares to the vendors.

The Company completed a public offering of 3.3 million units by prospectus to raise $1,155,000 and was accepted for listing on the TSX Venture Exchange on June 17, 2003. On June 28, 2004 the Company commenced trading on the Toronto Stock Exchange and de-listed from the TSX Venture Exchange, having met the requirements for listing on the senior exchange.

During 2003, the Company issued 4,000,000 units by private placement at a price of $1.00 per unit to raise $4,000,000. During the first quarter of 2004, the Company completed a brokered private placement of 3,600,000 units at $2.75 per unit for gross proceeds of $9,900,000. The funds were raised to further explore the Company's properties in accordance with recommendations of the Company's consultant, Dr. Giles Peatfield, P. Eng.

The Company has also staked the Dorsey Creek and Jack Creek properties to the southwest of the Big Springs property. The Dorsey Creek property is subject to a 2% net smelter royalty.

MINERAL EXPLORATION

During the year ended December 31, 2004, the Company completed and filed a new technical report entitled "Technical Review Report on the Island Mountain, Big Springs, Dorsey Creek and Golden Dome Mineral Properties, Elko County, Nevada, USA" prepared by Giles Peatfield, Ph.D., P.Eng., prepared in accordance with NI 43-101. The report is available for viewing on SEDAR under the company's profile at www.sedar.com

By the end of the year, the Company had completed its planned $7.1 million exploration program on its Nevada mineral properties. The program included approximately 90,000 feet (27,500 metres) of drilling and commenced in mid-June.

On the Big Springs property, eleven gold-bearing structures were drill-tested during the 2003 program. Mapping and drilling traced these structures over lengths ranging from 200 to 1,000 feet and to depths of over 600 feet. Significant gold intersections were encountered in all eleven structures with widths ranging from 5 to 50 feet and gold values ranging from 0.10 ounces per ton to 1.28 ounces per ton. The objective of the 2004 program was to drill the gold-bearing structures with sufficient density to be able to estimate a resource by year-end. By the end of the year, approximately 60,000 feet of drilling had been completed. Numerous intersections of gold mineralization in excess of 0.20 ounces per ton gold have been encountered in the drilling to date. These intercepts, taken in conjunction with previous intersections from the 2003 program, show that the mineralized zones have continuity and that the grades are in a range that could be potentially economic. The results are being compiled and the Company anticipates having a geologic resource prepared by June 2005.

Detailed mapping and sampling in 2003 on the Dorsey Creek property, located 3 kilometres south-west of Big Springs, delineated a significant new target. Widespread silicification accompanied by low-grade gold values was discovered over a distance of at least one kilometre along a prominent ridge along Dorsey Creek. Interpretation of the data suggests that a sizeable gold deposit could exist below or adjacent to the ridge. A soil sampling program and an induced polarization geophysical survey had been carried out by the end of the year. Several anomalous areas delineated by the integration of geology, geochemistry and geophysics were drill-tested in November and December 2004. Four of the six holes drilled in the program encountered anomalous gold-arsenic-antimony mineralization over thick intervals. The gold grades are not potentially economic but confirm that the large gold system identified by surface work continues to depth. The Company plans to continue drill-testing this target in 2005.

The newly staked property at Jack Creek covers some 300 claims and is located immediately south-west of the Dorsey Creek property. Geologically, the property appears similar to the Dorsey Creek property and has a known presence of silicification and gold occurrences. The 2004 program comprising mapping and rock sampling has been completed and results are being evaluated.

The Island Mountain property is a low grade, open pittable gold prospect located about 20 kilometres north-east of the Big Springs property. In 2003, the Company completed 27 drill holes to test six separate targets and 21 holes intersected gold mineralization with mineralized intervals ranging between 5 to 50 feet with gold grades between 0.015 and 0.121 ounces per ton. Four separate zones have been established on the property based on clusters of gold-bearing drill holes and geophysical targets. By the end of 2003, approximately 8,000 feet of drilling had been completed. Results from drill holes in 3 different areas have returned gold intersections of at least 1.0 gram gold per tonne over minimum lengths of 10 feet. During 2004, 27,000 feet of drilling was completed to further test the targets developed in 2003. The results are being reviewed to establish if any further drilling is warranted.

The Golden Dome property, located about 5 kilometres south of the Big Springs property and 8 kilometres north of the Jerritt Canyon Mine is overlain by a thin veneer of glacial overburden. Interpretation of technical data suggests that the same geologic situation that hosts the Jerritt Canyon orebodies underlies the overburden at Golden Dome. Work completed in 2004 included geophysical surveying and reverse circulation drilling. Four holes were drilled to test geochemical and geophysical targets. Several zones anomalous in gold were encountered, which warrant further drilling in 2005.

FINANCIAL RESULTS OF OPERATIONS

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

FINANCIAL DATA FOR THE LAST EIGHT QUARTERS

Three Months Ended	Mar-05	Dec-04	Sep-04	Jun-04	Mar-04	Dec-03	Sep-03	Jun-03
Total Revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss before stock-based compensation expense	$279,925	$155,130	$123,737	$227,685	$216,397	$188,192	$147,383	$54,705
Stock-based compensation	$663,378	$575,597	$668,457	$329,236	$259,282	$534,210	$48,112	$3,000
Loss for the quarter	$943,303	$730,727	$792,194	$556,921	$475,679	$722,402	$195,495	$57,705
Loss per share	$0.04	$0.03	$0.04	$0.03	$0.03	$0.06	$0.03	$0.01

The Company completed its initial public offering in June 2003 and increased its exploration activities on its Nevada properties soon thereafter. For the quarter ended 30 June 2003, the Company was relatively inactive, compared to the ensuing quarters. As the Company's exploration activities increased, so did its administrative and regulatory activities, and its loss per quarter. This trend continued through to the end of Q2 2004, at which point the Company had incurred most of the costs of start-up, as well as the increased legal, audit, and regulatory costs incurred to completed its first year as a public company, close a private placement for $9,900,000, and meet the requirements for listing on the senior exchange. In addition, the Company opened a new head office in May 2004. The reduced loss for September 2004 includes a $48,940 foreign exchange gain and the increased loss for March 2005 includes the costs of the Company's annual filings, preparation of annual general meeting materials, and increased investor relations costs (see *"Current Quarter Analysis"*).

The loss for the quarter ended 31 December 2003 is inordinately high for this period due to the Company's early adoption of the fair-value based method of accounting for employee stock-based compensation according to Section 3870 of the CICA Handbook. Prior to this adoption, only non-employee stock-based compensation had been recognized in the accounts. During the December 2003 quarter, the Company recognized stock-based compensation expense of $534,210, which included total employee compensation for three quarters. Under the previous recommendations of Section 3870, no employee stock-based compensation had been recorded for the preceding two quarters. Thereafter, employee stock-based compensation was recognized each quarter. Total stock-based compensation expense that would have otherwise been recorded for these quarters is as follows: December 2003 - $256,546; September 2003 - $301,394; June 2003 - $27,382.

CURRENT QUARTER ANALYSIS

The Company's operations during the quarter produced a net loss of $943,303 or $0.04 per share compared to a net loss of $475,679 or $0.03 per share for the same quarter in 2004. As the Company has not owned any revenue-producing resource properties, no mining revenues have been recorded to date.

The increase in the loss from the same quarter of 2004 resulted from the increased administration required to manage the significant level of exploration and other activities of the Company, the opening of a new head office in Vancouver and an exploration office in Utah. The loss includes $663,378 of stock-based compensation expense, a non-cash item; management fees of $55,500; professional fees of $29,118; office, rent and miscellaneous of $50,211; and promotion and public relations of $106,740.

The most notable increases in general and administrative expenses for the quarter under review were in office, rent and miscellaneous costs, which increased by $39,873 due to the Company moving into larger office space in May 2004 and opening an exploration office in Salt Lake City, Utah. This increase is effectively reduced by office services and rent recoveries of $12,000 received from a related company that shares the new office space in Vancouver. Amortization is higher than 2004 due to the addition of office, field, and computer equipment since the previous quarter. Promotion and public relations and travel and accommodation costs increased by $83,324 over the same quarter in 2004 due to the Company hiring an investor relations manager during 2004 to handle the increased investor interest in the

Company's stock, and due to the Company's various presentations and attendance at conferences during the current quarter.

Interest income was higher in 2005 due to the additional funds on hand from the private placement that closed late in the first quarter of 2004. Stock-based compensation expense increased over the prior quarter due to the increase in the number of options that vested during the quarters. The estimated expense totalled $663,378 for 454,375 options that vested in Q1 2005 compared to $259,282 for 265,000 options that vested in Q1 2004.

During the quarter, the Company carried out relatively limited field work on its mineral properties due to weather constraints. However, the Company did continue its environmental and permitting work, and technical compilation work on the properties. In addition, further drilling of the Dorsey Creek property was completed in the quarter. A total of $490,790 was spent on the properties during the current quarter, which includes $25,249 for stock-based compensation relating to geological personnel. This compares to $139,356 and $6,638, respectively, incurred in the same quarter of 2004. The increase for 2005 is due to the fact that the Company was just beginning its exploration programs in 2004.

LIQUIDITY AND CAPITAL RESOURCES

Gateway has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

Working capital as at March 31, 2005 was $7,205,597 compared to $7,819,792 at December 31, 2004. The reduction for the quarter of $614,195 results from the cash cost of operations of $273,178 and additional cash investments in long-term assets of $470,673, net of proceeds of $129,656 received upon the exercise of share purchase warrants during the quarter. The resultant working capital is considered sufficient to meet the Company's administrative overhead and minimum property expenditure requirements for the next several years.

The Company has entered into a five-year lease agreement for office premises, effective May 1, 2004. The lease calls for minimum annual lease payments (based on 2004 operating costs) of $303,080 over the five-year term as follows:

Fiscal Year		Amount
2005		65,904
2006		68,820
2007		70,278
2008		73,194
2009		24,884
	$	303,080

The Company has management services agreements with two of its directors that call for an aggregate of $13,500 per month. The contracts are for rolling three-year terms that renew automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate these contracts without cause, it would become liable for the total amounts payable under the contracts for the remaining terms.

The Company has mineral expenditure requirements under its property agreement, which calls for expenditures of $70,000 per year. The Company has incurred all required expenditures to date. In addition, the agreement calls for advance royalty payments of $100,000 per year beginning in fiscal 2009. However, as the Company has the option to terminate this agreement if technical results from the properties do not warrant further exploration, these expenditure requirements are not firm commitments.

As at March 31, 2005, the Company had 21,183,195 (diluted – 25,923,282) common shares issued and outstanding versus 20,916,383 (diluted – 28,078,573) at December 31, 2004. The increase in the outstanding shares reflects the exercise of 25,000 options and 241,812 warrants for cash proceeds of

$8,750 and $120,906 respectively. The decrease in the diluted shares reflects the expiry of 2,205,291 warrants, and the granting of 50,000 options to a consultant of the Company during the quarter.

Issued and diluted shares outstanding as at the date hereof are 21,330,695 and 25,923,282 respectively. The increase in the issued and outstanding shares from 31 March 2005 reflects the subsequent exercise of 147,500 warrants.

Actual future funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity and foreign exchange fluctuations. Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. Historically the capital requirements of the Company have been met by equity subscriptions. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing may be favourable.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at 31 March 2005 or the date hereof.

RELATED PARTY TRANSACTIONS

Material transactions with related parties during the quarter include management, administration and consulting fees of $55,500 ($55,500 in 2004) paid to directors or companies controlled by directors. The Company currently relies heavily on its directors and officers to provide many of the services needed to manage its exploration and administrative activities. These fees include payments to three directors for services rendered in overseeing the Company's exploration activities, administrative functions, and regulatory and filing requirements. The Company currently has no employees on staff to manage these functions. The Company also paid $8,715 ($12,617 in 2004) in legal fees and disbursements to a law firm, a partner of which is a director of the Company.

CRITICAL ACCOUNTING ESTIMATES

Mineral Property Costs

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are capitalized by project. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold. The amounts shown for mineral interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

The operations of the Company may, in the future, be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries

Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The Company recognizes all stock-based awards made to employees and non-employees using the Black-Scholes Option-Pricing Model, a fair-value based method.

CHANGES IN ACCOUNTING POLICIES

There were no changes in existing accounting policies or adoptions of new accounting policies in the quarter.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, GST and other amounts receivable, reclamation bonds and accounts payable. Cash and reclamation bonds earn interest at a market rates. The Company maintains most of its cash in Canadian dollars; however, the reclamation bonds are denominated in US dollars and are therefore subject to changes in fair value due to fluctuations in exchange rates. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical. Following are the risk factors most applicable to the Company:

INDUSTRY

Exploring and developing mineral resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and employs experienced consulting, engineering, insurance and legal advisors to assist in its risk management reviews.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

METAL PRICES

At present the principal activity of the Company is the exploration and development of gold resource properties. The feasible development of such properties is highly dependent upon the price of gold. A sustained and substantial decline in commodity gold prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties. Although such prices cannot be forecasted with certainty, the Company carefully monitors factors that could affect gold commodity prices in order to assess the feasibility of its resource projects.

MANAGEMENT

Gateway is very dependent upon the personal efforts and commitments of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Gateway could result, and other persons would be required to manage and operate the Company.

ENVIRONMENTAL

Exploration and development projects are subject to the environmental laws and regulations of the country within which the Company is conducting its operations. As such laws are subject to change, the Company carefully monitors proposed and potential changes, and ensures that it is and will be in strict compliance.

Various non-governmental organizations dedicated to environmental protection monitor, amongst others, the mining industry. These organizations have in the past commenced actions with the regulatory agencies or the courts to prevent or delay mining activities.

INVESTOR RELATIONS ACTIVITIES

With respect to public relations, the Company provides information from its corporate offices to investors and brokers directly.

SUBSEQUENT EVENTS

Subsequent to March 31, 2005, the Company received cash proceeds of $73,750 upon the exercise of 147,500 warrants.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this interim Management Discussion and Analysis. A copy will be provided to anyone who requests it.

Respectfully submitted
On Behalf of the Board of Directors

"Michael D. McInnis"

Michael D. McInnis, P. Eng.
President & CEO

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Michael D. McInnis, President of Gateway Gold Corp. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Gateway Gold Corp, for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

May 12, 2005

"Michael D. McInnis"

Michael D. McInnis
President & CEO

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Michael P. Raftery, CFO of Gateway Gold Corp. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Gateway Gold Corp, for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

May 12, 2005

"Michael P. Raftery"

Michael P. Raftery
Chief Financial Officer


RECEIVED
2006 SEP 11 P 4:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GATEWAY GOLD CORP.

Suite 906 – 595 Howe Street
Vancouver, BC, V6C 2T5
Tel: 604.801.6040
Fax: 604.801.6075
website: www.gatewaygold.com

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

30 June 2005

Unaudited

Gateway Gold Corp. Statement 1

Interim Consolidated Balance Sheets

Canadian Funds
Unaudited

ASSETS		30 June 2005		31 December 2004
Current				
Cash	$	**7,227,848**	$	8,189,552
Amounts receivable		**43,274**		62,390
Prepaid expenses		**9,625**		5,419
		7,280,747		8,257,361
Reclamation Bond		**283,792**		278,743
Mineral Property Costs – *Schedule (Note 4)*		**11,193,050**		10,077,282
Property, Plant and Equipment *(Note 5)*		**112,178**		115,436
	$	**18,869,767**	$	18,728,822

LIABILITIES				
Current				
Accounts payable and accrued liabilities				
- trade	$	**165,090**	$	437,569
- related parties		**33,024**		-
		198,114		437,569
Commitments *(Note 10)*				

SHAREHOLDERS' EQUITY				
Share Capital *(Note 6)*		**20,134,257**		19,371,544
Contributed Surplus *(Note 6c)*		**3,503,103**		2,530,436
Deficit - *Statement 2*		**(4,965,707)**		(3,610,727)
		18,671,653		18,291,253
	$	**18,869,767**	$	18,728,822

ON BEHALF OF THE BOARD:

"Michael D. McInnis"
________________________, Director

"James Robertson"
________________________, Director

- See Accompanying Notes -

Gateway Gold Corp. Statement 2

Interim Consolidated Statements of Loss and Deficit

Canadian Funds
Unaudited

	For the Three Months Ended 30 June		For the Six Months Ended 30 June	
	2005	2004	**2005**	2004
Expenses (Income)				
Amortization	**$ 7,173**	$ 2,410	**$ 13,920**	$ 6,644
Consulting fees	**4,516**	6,150	**11,485**	14,550
Foreign exchange loss	**(2,866)**	9,401	**11,020**	11,385
Management fees	**55,500**	56,550	**111,000**	112,050
Office recoveries	**(12,000)**	(8,000)	**(24,000)**	(8,000)
Office, rent and miscellaneous	**(896)**	16,840	**49,315**	27,178
Professional fees	**13,119**	55,863	**42,237**	78,237
Promotion and public relations	**69,123**	14,572	**175,863**	37,988
Salaries and wages	**18,160**	19,102	**33,721**	26,808
Stock exchange and filing fees	**1,595**	75,360	**17,910**	105,619
Telephone and facsimile	**2,726**	2,032	**5,853**	3,245
Transfer agent and shareholder information	**3,838**	7,208	**9,403**	28,420
Travel and accommodation	**22,086**	21,715	**44,230**	53,131
	182,074	279,203	**501,957**	497,255
Interest income	**(35,826)**	(51,518)	**(75,784)**	(53,173)
Stock-based compensation *(Note 6e)*	**265,429**	329,236	**928,807**	588,518
Loss for the Period	**411,677**	556,921	**1,354,980**	1,032,600
Deficit - beginning of period	**4,554,030**	1,530,885	**3,610,727**	1,055,206
Deficit – End of Period	**$ 4,965,707**	$ 2,087,806	**$ 4,965,707**	$ 2,087,806
Loss Per Share - Basic and Diluted	**$ 0.02**	$ 0.03	**$ 0.06**	$ 0.06
Weighted-Average Shares Outstanding	**21,558,329**	18,133,273	**21,254,962**	16,644,909

- See Accompanying Notes -

Gateway Gold Corp. Statement 3

Interim Consolidated Statements of Cash Flows

Canadian Funds
Unaudited

Cash Resources Provided By (Used In)	For the Three Months Ended 30 June 2005	2004	For the Six Months Ended 30 June 2005	2004
Operating Activities				
Loss for the period	**$ (411,677)**	$ (556,921)	**$ (1,354,980)**	$ (1,032,600)
Items not affecting cash				
Amortization	**7,173**	2,410	**13,920**	6,644
Stock-based compensation	**265,429**	329,236	**928,807**	588,518
	(139,075)	(225,275)	**(412,253)**	(437,438)
Net change in non-cash working capital				
Amounts receivable	**(7,063)**	(12,603)	**19,116**	3,256
Prepaid expenses	**(29)**	-	**(4,206)**	23,807
Accounts payable and accrued liabilities				
- trade	**(808)**	111,889	**(272,479)**	(251,422)
- related parties	**17,866**	(18,218)	**33,024**	(10,390)
	(129,109)	(144,207)	**(636,798)**	(672,187)
Investing Activities				
Reclamation bonds	**(3,659)**	(1,444)	**(5,049)**	(2,395)
Mineral property costs	**(599,729)**	(797,557)	**(1,065,270)**	(930,275)
Property, plant and equipment	**(6,920)**	(101,485)	**(10,662)**	(115,064)
	(610,308)	(900,486)	**(1,080,981)**	(1,047,734)
Financing Activities				
Share capital issued for cash	**626,419**	192,201	**756,075**	10,579,537
Deferred share issuance costs	**-**	-	**-**	(408,251)
	626,419	192,201	**756,075**	10,171,286
Net Increase (Decrease) in Cash	**(112,998)**	(852,492)	**(961,704)**	8,451,365
Cash position - Beginning of period	**7,340,846**	13,015,917	**8,189,552**	3,712,060
Cash Position - End of Period	**$ 7,227,848**	$ 12,163,425	**$ 7,227,848**	$ 12,163,425
Supplementary Disclosure of Non-Cash Investing and Financing Transactions				
Shares issued for mineral properties	**$ -**	$ -	**$ -**	$ -
Stock-based compensation recorded as share capital	**$ -**	$ -	**$ 6,638**	$ 6,638
Stock-based compensation recorded for mineral property costs	**$ 25,249**	$ 6,638	**$ 50,498**	$ 13,276

- See Accompanying Notes -

Gateway Gold Corp. Schedule

Interim Consolidated Schedules of Mineral Property Costs

Canadian Funds
Unaudited

	For the Three Months Ended 30 June		For the Six Months Ended 30 June	
	2005	2004	**2005**	2004
Big Springs, Nevada				
Camp and general	**38,952**	43,492	**41,866**	45,522
Consulting	**24,790**	-	**34,165**	300
Drilling	**62,768**	135,695	**62,768**	132,823
Environmental and permitting	**90,097**	21,094	**163,331**	34,390
Geochemical	**6,777**	7,441	**11,036**	15,535
Geological	**133,302**	92,425	**225,869**	117,130
Geophysical	**499**	-	**1,020**	-
Lease, licenses, and taxes	**15,666**	-	**15,666**	147
Project management	**22,071**	17,352	**38,240**	17,352
Reclamation	**1,350**	-	**1,350**	-
Report preparation	**-**	1,164	**-**	1,527
Roadwork	**13,971**	42	**13,971**	3,805
Staking	**2,227**	-	**2,227**	-
Stock-based compensation *(Note 6e)*	**6,312**	2,213	**12,624**	4,426
Surveying	**6,629**	-	**6,629**	-
Transportation	**20,678**	7,428	**33,508**	7,615
	446,089	328,346	**664,270**	380,572
Dorsey Creek, Nevada				
Camp and general	**38,204**	12,784	**45,801**	13,280
Consulting	**1,249**	-	**20,605**	-
Drilling	**18,627**	129	**126,531**	129
Environmental and permitting	**-**	16,570	**-**	24,471
Geochemical	**306**	20,593	**34,583**	20,593
Geological	**3,357**	12,751	**12,946**	17,391
Lease, licenses and taxes	**12,730**	-	**12,730**	-
Project management	**2,225**	1,349	**7,056**	1,349
Reclamation	**1,350**	-	**1,350**	-
Report preparation	**-**	288	**-**	288
Roadwork	**9,447**	-	**54,184**	-
Stock-based compensation *(Note 6e)*	**6,313**	-	**12,626**	-
Surveying	**1,081**	-	**1,081**	-
Transportation	**7,686**	1,659	**9,932**	1,659
	102,575	66,123	**339,425**	79,160
Golden Dome, Nevada				
Camp and general	**$ 9,508**	$ 12,736	**$ 10,399**	$ 13,233
Consulting	**-**	-	**560**	-
Drilling	**695**	129	**6,683**	129
Environmental and permitting	**-**	16,670	**-**	24,040
Geochemical	**246**	-	**642**	-
Geological	**-**	9,283	**1,137**	13,248
Geophysical	**-**	17,554	**-**	17,554
Lease, licenses, and taxes	**20,640**	-	**20,640**	147
Project management	**568**	-	**568**	-
Report preparation	**-**	288	**-**	1,788
Stock-based compensation *(Note 6e)*	**6,312**	2,213	**12,624**	4,425
Surveying	**433**	-	**433**	-
Transportation	**301**	1,266	**636**	1,266
	38,703	60,139	**54,322**	75,830
Balances Carried Forward	**$ 587,367**	$ 454,608	**$ 1,058,017**	$ 535,562

- See Accompanying Notes -

Gateway Gold Corp. Schedule - *cont'd*

Interim Consolidated Schedules of Mineral Property Costs

Canadian Funds
Unaudited

	For the Three Months Ended 30 June		For the Six Months Ended 30 June	
	2005	2004	**2005**	2004
Balances Brought Forward	**$ 587,367**	$ 454,608	**$ 1,058,017**	$ 535,562
Island Mountain, Nevada				
Camp and general	**1,093**	28,458	**1,093**	28,954
Consulting	**-**	2,808	**748**	8,103
Drilling	**-**	55,599	**-**	62,016
Environmental and permitting	**-**	18,277	**-**	31,960
Geochemical	**263**	23,214	**659**	23,214
Geological	**-**	2,105	**2,302**	13,085
Geophysical	**-**	78,110	**-**	78,110
Lease, licenses, and taxes	**7,081**	56	**12,020**	4,841
Project management	**-**	15,383	**-**	15,383
Report preparation	**-**	287	**-**	344
Stock-based compensation *(Note 6e)*	**6,312**	2,212	**12,624**	4,425
Transportation	**-**	7,022	**-**	7,209
	14,749	233,531	**29,446**	277,644
Jack Creek, Nevada				
Camp and general	**1,030**	401	**1,187**	401
Consulting	**-**	-	**374**	-
Environmental and permitting	**1,286**	-	**4,973**	-
Geological	**4,954**	-	**5,129**	1,050
Project Management	**567**	169	**567**	169
Staking	**-**	115,486	**-**	128,725
Transportion	**1,335**	-	**1,335**	-
	9,172	116,056	**13,565**	130,345
Mac Ridge, Nevada				
Camp and general	**163**	-	**163**	-
Drilling	**2,557**	-	**2,557**	-
Geological	**350**	-	**1,400**	-
Lease, licenses and taxes	**8,562**	-	**8,562**	-
Project management	**568**	-	**568**	-
Staking	**1,266**	-	**1,266**	-
Transportation	**224**	-	**224**	-
	13,690	-	**14,740**	-
Costs for the Period	**624,978**	804,195	**1,115,768**	943,551
Balance - Beginning of period	**10,568,072**	2,354,696	**10,077,282**	2,215,340
Balance - End of Period	**$ 11,193,050**	$ 3,158,891	**$ 11,193,050**	$ 3,158,891

- See Accompanying Notes -

1. Nature of Operations and Basis of Presentation

The Company was incorporated and commenced operations on 1 May 2002, as Gateway Resources Ltd. On 18 October 2002, the Company changed its name to Gateway Gold Corp. The Company is engaged in the exploration and development of mineral properties.

2. Significant Accounting Policies

a) **Consolidation**

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Gateway Gold (USA) Corp., which was incorporated on 4 December 2002 and has been accounted for using the purchase method.

b) **Basis of Presentation**

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended 31 December 2004.

3. Financial Instruments

The Company's financial instruments consist of cash, amounts receivable, reclamation bond and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

4. Mineral Property Costs

a) By an agreement dated 23 December 2002, the Company purchased a 100% interest in certain mineral claims located in the Jerritt Canyon area of Nevada, USA. Consideration for the purchase is as follows:

- a cash payment of $10,000 (paid);
- a staged issuance of shares from treasury in tranches of 200,000 shares beginning on 17 June 2003, and thereafter every twelve months until a total of 1,000,000 shares have been issued. To 30 June 2004, the Company has issued 400,000 shares *(Note 11)*; and
- incurring $100,000 in expenditures on the properties by 31 December 2002 (incurred), and incurring $70,000 (2003 and 2004 - incurred) in expenditures in each subsequent year until the share issuances are completed.

4. Mineral Property Costs - *Continued*

a) *Continued*

The properties are subject to net smelter return royalties of 2-3%. Beginning on the seventh anniversary of the agreement, the Company must pay annual advance royalty payments of $100,000.

During the prior year, the Company signed an agreement with a former operator of the Big Springs project to acquire technical information on the properties. The Company issued 60,000 shares to the former operator and has agreed to issue an additional 120,000 shares upon commencement of commercial production at Big Springs.

b) The Company has staked additional claims comprising the Jack Creek, Dorsey Creek, and Mac Ridge properties. The Mac Ridge claims and various of the Dorsey Creek claims lie within the area of interest covered by the 23 December 2002 Big Springs contract.

c) Details of cumulative expenditures are as follows:

	Acquisition	Exploration	**Total 30 June 2005**	Total 31 December 2004
Mineral Properties, Nevada, USA				
Big Springs	$ 83,323	$ 6,520,787	**$ 6,604,110**	$ 5,939,840
Dorsey Creek	-	1,427,682	**1,427,682**	1,088,257
Golden Dome	77,811	643,343	**721,154**	666,832
Island Mountain	98,168	2,063,523	**2,161,691**	2,132,245
Jack Creek	128,725	117,182	**245,907**	232,342
Mac Ridge	9,534	22,972	**32,506**	17,766
	$ 397,561	$ 10,795,489	**$ 11,193,050**	$ 10,077,282

5. Property, Plant and Equipment

	Cost	Accumulated Amortization	**30 June 2005 Net Book Value**	31 December 2004 Net Book Value
Computer equipment	$ 41,765	$ 13,649	**$ 28,116**	$ 69,757
Field equipment	15,399	2,138	**13,261**	32,600
Furniture and fixtures	84,878	19,067	**65,811**	7,438
Leasehold improvements	6,509	1,519	**4,990**	5,641
	$ 148,551	$ 36,373	**$ 112,178**	$ 115,436

6. Share Capital

a) Authorized share capital consists of 100,000,000 common shares without par value.

b) Issued and outstanding:

	30 June 2005			30 June 2004		
	Number		**Amount**	Number		Amount
Balance – Beginning of period	**20,916,383**	**$**	**19,371,544**	13,855,701	$	6,083,594
Issued and fully paid:						
Private placement *(i)*	-		-	3,600,000		9,900,000
Agent's warrants *(i)*	-		-	94,182		-
Exercise of warrants	**1,494,649**		**747,325**	660,762		670,787
Exercise of options	**25,000**		**8,750**	25,000		8,750
Share issuance costs	-		-	-		(408,251)
Stock-based compensation expense *(Note 6e)*	-		**6,638**	-		6,638
Balance – End of period	**22,436,032**	**$**	**20,134,257**	18,235,645	$	16,261,518

(i) On 3 March 2004, the Company completed a brokered private placement of 3,600,000 units at a price of $2.75 per unit for gross cash proceeds of $9,900,000. Each unit is comprised of one common share and one half warrant. Each whole warrant entitles the holder to purchase an additional common share for a period of one year at a price of $3.50 if exercised in the first six months, and at a price of $4.50 if exercised in the following six months. The Company paid the agent a finder's fee of 6% of the gross proceeds (paid in cash and the issuance of 94,182 units with the same terms and conditions as the private placement units), a finance fee of $30,000, and issued broker warrants entitling the agent to purchase 358,200 common shares at a price of $3.50 until 4 March 2005.

c) **Contributed Surplus**

Details are as follows:

		2005		2004
Balance - beginning of period	**$**	**2,530,436**	$	603,311
Stock-based compensation *(Note 6e)*		**979,305**		601,794
Compensation attributed to options exercised in period *(Note 6e)*		**(6,638)**		(6,638)
Balance - end of period	**$**	**3,503,103**	$	1,198,467

6. Share Capital - *Continued*

d) Stock Options

At 30 June 2005, the Company had stock options outstanding as follows:

	Grant Date	Number	Exercise Price	Expiry Date
Directors and officers	6 January 2003	735,000	$ 0.35	17 June 2008
Consultants	6 January 2003	125,000	$ 0.35	17 June 2008
Director	26 March 2003	90,000	$ 0.35	17 June 2008
Directors, officers and employees	30 July 2003	172,250	$ 1.12	30 July 2008
Consultant	30 July 2003	125,000	$ 1.12	30 July 2008
Directors and officers	29 September 2003	695,000	$ 2.09	29 September 2008
Consultant	29 September 2003	100,000	$ 2.09	29 September 2008
Director	30 April 2004	125,000	$ 2.04	30 April 2009
Employees and consultants	30 June 2004	195,000	$ 2.12	30 June 2009
Directors, officers and employees	15 July 2004	1,000,000	$ 2.15	15 July 2009
Consultant	9 November 2004	75,000	$ 1.35	9 November 2009
Consultant	15 January 2005	50,000	$ 1.50	15 January 2010
		3,487,250		

The outstanding options have a weighted-average exercise price of $1.53 and the weighted-average remaining life of the options is 3.49 years. As at 30 June 2005, a total of 2,860,625 (2004 – 1,228,125) options have vested.

e) Stock-Based Compensation

For the periods ended 30 June, the Company issued stock options to its directors, officers and employees and recognized stock-based compensation as follows:

	2005	2004
Total options granted	**50,000**	320,000
Average exercise price	**$ 1.50**	$ 2.09
Estimated fair value of compensation	**$ 56,930**	$ 553,506
Estimated fair value per option	**$ 1.14**	$ 1.73

The fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2005	2004
Risk-free interest rate	**3.55%**	3.92%
Expected dividend yield	**0.00%**	0.00%
Expected stock price volatility	**100%**	100%
Expected option life in years	**5.00**	5.00

6. Share Capital - *Continued*

e) Stock-Based Compensation - *Continued*

The company has recorded stock-based compensation for the options that vested during the period as follows:

		2005		2004
Number of options vested in period		**635,000**		570,000
Stock-based compensation expense	**$**	**928,807**	$	588,518
Capitalized to mineral properties		**50,498**		13,276
Total compensation recognized for the period		**979,305**		601,794
Transfer to share capital – options exercised *(i)*		**(6,638)**		(6,638)
Net addition to contributed surplus for the period	**$**	**972,667**	$	595,156

(i) During the period, consultants exercised 25,000 (2003 – 25,000) options for which the related stock-based compensation has been recorded as share capital in these financial statements.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the Company's stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

f) Warrants

At 30 June 2005, the Company had no share purchase warrants outstanding.

7. Related Party Transactions

Related party transactions and balances not otherwise disclosed in these financial statements are as follows:

a) During the period, the Company paid or accrued $111,000 (2004 - $112,050) in management fees to directors and companies controlled by directors.

b) During the period, the Company paid or accrued $14,330 (2004 - $48,677) in legal fees and disbursements to a law firm, a partner of which is a director of the Company.

c) During the period, the Company paid or accrued $2,000 (2004 - $Nil) in consulting fees to parties related to directors.

d) During the period, the Company received $24,000 (2004 - $Nil) in office rent and expense recoveries from a Company with directors in common.

8. Income Taxes

a) The Company has non-capital income tax losses carried forward of approximately $1,095,000 available to reduce future prescribed taxable income in Canada. The benefit of these losses has not been recognized in the accounts. These losses begin to expire in fiscal 2009.

b) The Company has approximately $3,120,000 of resource related expenditures that may be carried forward and used to reduce future prescribed taxable income in the United States. The benefit of these expenditures has not been recognized in the accounts.

9. Segmented Information

The Company's only business activity is the exploration for and development of mineral reserves. This activity is carried out primarily in the United States. Segmented information by geographic region is as follows:

30 June 2005		Canada		United States		Elimination		Consolidated
Segment revenue	$	-	$	-	$	-	$	-
Segment operating income (loss)	$	(1,283,369)	$	(71,611)	$	-	$	(1,354,980)
Identifiable assets	$	18,172,431	$	11,557,757	$	(10,860,421)	$	18,869,767

30 June 2004		Canada		United States		Elimination		Consolidated
Segment revenue	$	-	$	-	$	-	$	-
Segment operating income (loss)	$	(1,037,570)	$	4,970	$	-	$	(1,032,600)
Identifiable assets	$	15,231,683	$	3,139,282	$	(2,806,914)	$	15,564,051

10. Commitments

a) The Company has entered into a five-year lease agreement for office premises effective 1 May 2004. Minimum future annual lease payments (based on 2004 operating costs) are as follows:

Fiscal Year		Amount
2005	$	65,904
2006		68,820
2007		70,278
2008		73,194
2009		24,884
	$	303,080

b) The Company has management services agreements with two of its directors that call for an aggregate of $13,500 per month. The contracts are for rolling three-year terms that renew automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate these contracts without cause, it would become liable for the total amounts payable under the contract for the remaining term.

11. Subsequent Events

Subsequent to 30 June 2005, the Company issued 200,000 shares pursuant to its mineral property agreement *(Note 4a)*.

Gateway Gold Corp.
Interim Management Discussion and Analysis
For the Six-Month Period Ended June 30, 2005

Dated August 11, 2005

Management's Discussion and Analysis ("MD&A") supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company and the notes thereto for the six months ended June 30, 2005. Consequently, the following discussion and analysis of the financial condition and results of operations for Gateway Gold Corp. ("Gateway" or the "Company") should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2005 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied.

Additional information can be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

GENERAL

Gateway Gold Corp. is a mineral resource company exploring for metallic minerals including precious metals. Through its wholly-owned subsidiary, Gateway Gold (USA) Corp., the Company holds an agreement for a 100% interest in the Big Springs, Island Mountain, and Golden Dome properties. The properties are located in Elko County in the Jerritt Canyon area of northeast Nevada, USA.

The properties are held under an agreement including terms whereby the Company is required to issue a total of 1,000,000 common shares to the vendors over a four-year period. A net smelter return royalty of 2-3% is also payable on any production from the properties. An initial exploration expenditure commitment of $100,000 has been completed with further annual work commitments of not less than $70,000 required during the four-year period. The Company has met all expenditure requirements to date, and has issued 400,000 common shares to the vendors (see *"Subsequent Events"*).

The Company completed a public offering of 3.3 million units by prospectus to raise $1,155,000 and was accepted for listing on the TSX Venture Exchange on June 17, 2003. On June 28, 2004 the Company commenced trading on the Toronto Stock Exchange and de-listed from the TSX Venture Exchange, having met the requirements for listing on the senior exchange.

During 2003, the Company issued 4,000,000 units by private placement at a price of $1.00 per unit to raise $4,000,000. During the first quarter of 2004, the Company completed a brokered private placement of 3,600,000 units at $2.75 per unit for gross proceeds of $9,900,000. The funds were raised to further explore the Company's properties in accordance with recommendations of the Company's consultant, Dr. Giles Peatfield, P. Eng.

The Company has also staked the Dorsey Creek and Jack Creek properties to the southwest of the Big Springs property, and is exploring the Mac Ridge property, which is to the southeast of Big Springs. The Dorsey Creek and Mac Ridge properties are subject to a 2% net smelter royalty.

MINERAL EXPLORATION

During the year ended December 31, 2004, the Company completed and filed a new technical report entitled "Technical Review Report on the Island Mountain, Big Springs, Dorsey Creek and Golden Dome Mineral Properties, Elko County, Nevada, USA" prepared by Giles Peatfield, Ph.D., P.Eng., prepared in accordance with NI 43-101. The report is available for viewing on SEDAR under the company's profile at www.sedar.com

By the end of the year, the Company had completed its planned $7.1 million exploration program on its Nevada mineral properties. The program included approximately 90,000 feet (27,500 metres) of drilling and commenced in mid-June.

On the Big Springs property, eleven gold-bearing structures were drill-tested during the 2003 program. Mapping and drilling traced these structures over lengths ranging from 200 to 1,000 feet and to depths of over 600 feet. Significant gold intersections were encountered in all eleven structures with widths ranging from 5 to 50 feet and gold values ranging from 0.10 ounces per ton to 1.28 ounces per ton. By the end of the year, approximately 60,000 feet of drilling had been completed. Numerous intersections of gold mineralization in excess of 0.20 ounces per ton gold have been encountered in the drilling to date. These intercepts, taken in conjunction with previous intersections from the 2003 program, show that the mineralized zones have continuity and that the grades are in a range that could be potentially economic. A drill program comprising a minimum of 15,000 metres of drilling commenced at the end of June 2005 with the objective of expanding the mineralized zones.

Detailed mapping and sampling in 2003 on the Dorsey Creek property, located 3 kilometres south-west of Big Springs, delineated a significant new target. Widespread silicification accompanied by low-grade gold values was discovered over a distance of at least one kilometre along a prominent ridge along Dorsey Creek. Interpretation of the data suggests that a sizeable gold deposit could exist below or adjacent to the ridge. A soil sampling program and an induced polarization geophysical survey had been carried out by the end of the year. Several anomalous areas delineated by the integration of geology, geochemistry and geophysics were drill-tested in November and December 2004. Four of the six holes drilled in the program encountered anomalous gold-arsenic-antimony mineralization over thick intervals. The gold grades encountered to date are not potentially economic but confirm that the large gold system identified by surface work continues to depth. The Company plans to continue drill-testing this target commencing in August 2005.

The Jack Creek property covers some 300 claims and is located immediately south-west of the Dorsey Creek property. Geologically, the property appears similar to the Dorsey Creek property and has a known presence of silicification and gold occurrences. The 2004 program comprising mapping and rock sampling has been completed and results indicated several areas of potential interest. Surface investigation of these areas will be carried out during the 2005 summer program.

The Island Mountain property is a low grade, open pittable gold prospect located about 20 kilometres north-east of the Big Springs property. In 2003, the Company completed 27 drill holes to test six separate targets and 21 holes intersected gold mineralization with mineralized intervals ranging between 5 to 50 feet with gold grades between 0.015 and 0.121 ounces per ton. Four separate zones have been established on the property based on clusters of gold-bearing drill holes and geophysical targets. By the end of 2003, approximately 8,000 feet of drilling had been completed. Results from drill holes in 3 different areas have returned gold intersections of at least 1.0 gram gold per tonne over minimum lengths of 10 feet. During 2004, 27,000 feet of drilling was completed to further test the targets developed in 2003. The results were not encouraging and no significant work is planned during 2005.

The Golden Dome property, located about 5 kilometres south of the Big Springs property and 8 kilometres north of the Jerritt Canyon Mine is overlain by a thin veneer of glacial overburden. Interpretation of technical data suggests that the same geologic situation that hosts the Jerritt Canyon orebodies underlies the overburden at Golden Dome. Work completed in 2004 included geophysical surveying and reverse circulation drilling. Four holes were drilled to test geochemical and geophysical targets. Several zones anomalous in gold were encountered, which will be drill-tested further in 2005.

FINANCIAL RESULTS OF OPERATIONS

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

FINANCIAL DATA FOR THE LAST EIGHT QUARTERS

Three Months Ended	Jun-05	Mar-05	Dec-04	Sep-04	Jun-04	Mar-04	Dec-03	Sep-03
Total Revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss before stock-based compensation expense	$146,248	$279,925	$155,130	$123,737	$227,685	$216,397	$188,192	$147,383
Stock-based compensation	$265,429	$663,378	$575,597	$668,457	$329,236	$259,282	$534,210	$48,112
Loss for the quarter	$411,677	$943,303	$730,727	$792,194	$556,921	$475,679	$722,402	$195,495
Loss per share	$0.02	$0.04	$0.03	$0.04	$0.03	$0.03	$0.06	$0.03

The Company completed its initial public offering in June 2003 and increased its exploration activities on its Nevada properties soon thereafter. As the Company's exploration activities increased, so did its administrative and regulatory activities, and its loss per quarter (before stock-based compensation expense). This trend continued through to the end of Q2 2004, at which point the Company had incurred most of the costs of start-up, as well as the increased legal, audit, and regulatory costs incurred to complete its first year as a public company, close a private placement for $9,900,000, and meet the requirements for listing on the senior exchange. In addition, the Company opened a new head office in May 2004. The reduced loss before stock-based compensation for September 2004 includes a $48,940 foreign exchange gain and the increased loss for March 2005 includes the costs of the Company's annual filings, preparation of annual general meeting materials, and increased investor relations costs, which were not experienced in the quarter ended June 30, 2005 (see *"Current Period Analysis"*). In addition, the loss for the quarter ended June 30, 2005 includes an adjustment of $25,691 for costs expensed in the first quarter, which relate directly to the mineral properties.

The loss for the quarter ended December 31, 2003 is inordinately high for this period due to the Company's early adoption of the fair-value based method of accounting for employee stock-based compensation according to Section 3870 of the CICA Handbook. Prior to this adoption, only non-employee stock-based compensation had been recognized in the accounts. During the December 2003 quarter, the Company recognized stock-based compensation expense of $534,210, which included total employee compensation for three quarters. Under the previous recommendations of Section 3870, no employee stock-based compensation had been recorded for the preceding two quarters. Thereafter, employee stock-based compensation was recognized each quarter. Total stock-based compensation expense that would have otherwise been recorded for these quarters is as follows: December 2003 - $256,546; September 2003 - $301,394; June 2003 - $27,382.

CURRENT PERIOD ANALYSIS

The Company's operations during the first six months produced a net loss of $1,354,980 or $0.06 per share compared to a net loss of $1,032,600 or $0.06 per share for the same period in 2004. As the Company has not owned any revenue-producing resource properties, no mining revenues have been recorded to date.

The increase in the loss from the same period of 2004 resulted from the increased administration required to manage the significant level of exploration and other activities of the Company, the opening of a new head office in Vancouver and an exploration office in Utah. The loss includes $928,807 of stock-based compensation expense, a non-cash item; management fees of $111,000; professional fees of $42,237; office, rent and miscellaneous of $49,315; and promotion and public relations of $175,863.

The most notable increases in general and administrative expenses for the period under review, compared to the prior year period, were in office, rent and miscellaneous costs, which increased by $22,137 due to the Company moving into larger office space in May 2004. This increase is effectively reduced by office services and rent recoveries of $24,000 received from a related company that shares the new office space in Vancouver. Amortization is higher in 2005 due to the addition of office, field, and computer equipment since the previous period. Promotion and public relations costs increased by

$137,875 due to the Company hiring an investor relations manager during 2004 to handle the increased investor interest in the Company's stock, and due to the Company's various presentations and attendance at conferences during the current period. Legal fees, stock exchange and filing fees, and transfer agent and shareholder information expenses are down considerably now that the Company has completed its efforts in raising equity and obtaining its stock exchange listings.

Interest income was higher in 2005 due to the additional funds on hand from the private placement that closed late in the first quarter of 2004. Stock-based compensation expense increased over the prior quarter due to the increase in the number of options that vested during the quarters. The estimated expense totalled $928,807 for 635,000 options that vested in the first six months of 2005 compared to $588,518 for 570,000 options that vested in the first six months of 2004.

During the first quarter of 2005, the Company carried out relatively limited field work on its mineral properties due to weather constraints. However, the Company did continue its environmental, permitting, and technical compilation work on the properties, and undertook further drilling of the Dorsey Creek property in the first quarter. In the second quarter, the Company began the 2005 drill and exploration programs. A total of $1,115,768 was spent on the properties during the current period, which includes $50,498 for stock-based compensation relating to geological personnel. This compares to $943,551 and $13,276, respectively, incurred in the same period of 2004.

LIQUIDITY AND CAPITAL RESOURCES

Gateway has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

Working capital as at June 30, 2005 was $7,082,633 compared to $7,819,792 at December 31, 2004. The reduction for the six months of $737,159 results from the cash cost of operations of $412,253 and additional cash investments in long-term assets of $1,080,981, net of proceeds of $756,075 received upon the exercise of share purchase warrants during the period. The resultant working capital is considered sufficient to meet the Company's administrative overhead and minimum property expenditure requirements for the next several years.

The Company has entered into a five-year lease agreement for office premises, effective May 1, 2004. The lease calls for minimum annual lease payments (based on 2004 operating costs) of $303,080 over the five-year term as follows:

Fiscal Year		Amount
2005		65,904
2006		68,820
2007		70,278
2008		73,194
2009		24,884
	$	303,080

The Company has management services agreements with two of its directors that call for an aggregate of $13,500 per month. The contracts are for rolling three-year terms that renew automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate these contracts without cause, it would become liable for the total amounts payable under the contracts for the remaining terms.

The Company has mineral expenditure requirements under its property agreement, which calls for expenditures of $70,000 per year. The Company has incurred all required expenditures to date. In addition, the agreement calls for advance royalty payments of $100,000 per year beginning in fiscal 2009. However, as the Company has the option to terminate this agreement if technical results from the properties do not warrant further exploration, these expenditure requirements are not firm commitments.

OUTSTANDING SHARE DATA

As at June 30, 2005, the Company had 22,436,032 (diluted – 25,923,282) common shares issued and outstanding versus 20,916,383 (diluted – 28,078,573) at December 31, 2004. The increase in the outstanding shares reflects the exercise of 25,000 options and 1,494,649 warrants for cash proceeds of $8,750 and $747,325 respectively. The decrease in the diluted shares reflects the expiry of 2,205,291 warrants, and the granting of 50,000 options to a consultant of the Company during the period.

Issued and diluted shares outstanding as at the date hereof are 22,636,032 and 26,123,282 respectively. The increase in the issued and outstanding shares from June 30, 2005 reflects the subsequent issuance of 200,000 shares under the Company's property agreement (see *"General"*).

Actual future funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity and foreign exchange fluctuations. Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. Historically the capital requirements of the Company have been met by equity subscriptions. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing may be favourable.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at June 30, 2005 or the date hereof.

RELATED PARTY TRANSACTIONS

Material transactions with related parties during the quarter include management, administration and consulting fees of $111,000 ($112,050 in 2004) paid to directors or companies controlled by directors. The Company currently relies heavily on its directors and officers to provide many of the services needed to manage its exploration and administrative activities. These fees include payments to three directors for services rendered in overseeing the Company's exploration activities, administrative functions, and regulatory and filing requirements. The Company currently has no employees on staff to manage these functions. The Company also paid $14,330 ($48,677 in 2004) in legal fees and disbursements to a law firm, a partner of which is a director of the Company. The higher legal costs for 2004 are due to the Company's application for listing on the senior exchange, and for the financing completed in the prior period.

CRITICAL ACCOUNTING ESTIMATES

Mineral Property Costs

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are capitalized by project. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold. The amounts shown for mineral interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

The operations of the Company may, in the future, be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.

Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries

Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The Company recognizes all stock-based awards made to employees and non-employees using the Black-Scholes Option-Pricing Model, a fair-value based method.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the Company's stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

CHANGES IN ACCOUNTING POLICIES

There were no changes in existing accounting policies or adoptions of new accounting policies in the period.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, GST and other amounts receivable, reclamation bonds and accounts payable. Cash and reclamation bonds earn interest at a market rates. The Company maintains most of its cash in Canadian dollars; however, the reclamation bonds are denominated in U.S. dollars and are therefore subject to changes in fair value due to fluctuations in exchange rates. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical. Following are the risk factors most applicable to the Company:

INDUSTRY

Exploring and developing mineral resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and employs experienced consulting, engineering, insurance and legal advisors to assist in its risk management reviews.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

METAL PRICES

At present the principal activity of the Company is the exploration and development of gold resource properties. The feasible development of such properties is highly dependent upon the price of gold. A

sustained and substantial decline in commodity gold prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties. Although such prices cannot be forecasted with certainty, the Company carefully monitors factors that could affect gold commodity prices in order to assess the feasibility of its resource projects.

MANAGEMENT

Gateway is very dependent upon the personal efforts and commitments of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Gateway could result, and other persons would be required to manage and operate the Company.

ENVIRONMENTAL

Exploration and development projects are subject to the environmental laws and regulations of the country within which the Company is conducting its operations. As such laws are subject to change, the Company carefully monitors proposed and potential changes, and ensures that it is and will be in strict compliance.

Various non-governmental organizations dedicated to environmental protection monitor, amongst others, the mining industry. These organizations have in the past commenced actions with the regulatory agencies or the courts to prevent or delay mining activities.

INVESTOR RELATIONS ACTIVITIES

With respect to public relations, the Company provides information from its corporate offices to investors and brokers directly.

SUBSEQUENT EVENTS

Subsequent to June 30, 2005, the Company issued 200,000 shares under its property agreement (see *"General"*).

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this interim Management Discussion and Analysis. A copy will be provided to anyone who requests it.

Respectfully submitted
On Behalf of the Board of Directors

"Michael D. McInnis"

Michael D. McInnis, P. Eng.
President & CEO

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Michael D. McInnis, President of Gateway Gold Corp. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Gateway Gold Corp, for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

August 11, 2005

"Michael D. McInnis"

Michael D. McInnis
President & CEO

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Michael P. Raftery, CFO of Gateway Gold Corp. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Gateway Gold Corp, for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

August 11, 2005

"Michael P. Raftery"

Michael P. Raftery
Chief Financial Officer

GATEWAY GOLD CORP.

Suite 906 – 595 Howe Street
Vancouver, BC, V6C 2T5
Tel: 604.801.6040
Fax: 604.801.6075
website: www.gatewaygold.com

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

30 September 2005

Unaudited

MANAGEMENT COMMENT

These interim consolidated financial statements for the nine months ended September 30, 2005 have been prepared by management and have not been subject to review by the Company's auditors.

Gateway Gold Corp.

Statement 1

Interim Consolidated Balance Sheets

Canadian Funds
Unaudited

ASSETS	30 September 2005	31 December 2004
Current		
Cash	$ 5,147,473	$ 8,189,552
Amounts receivable	49,666	62,390
Prepaid expenses	9,512	5,419
	5,206,651	8,257,361
Reclamation Bond	291,246	278,743
Mineral Property Costs – *Schedule (Note 4)*	13,821,495	10,077,282
Property, Plant and Equipment *(Note 5)*	105,004	115,436
	$ 19,424,396	$ 18,728,822

LIABILITIES		
Current		
Accounts payable and accrued liabilities		
- trade	$ 804,330	$ 437,569
- related parties	10,000	-
	814,330	437,569
Commitment *(Note 10)*		

SHAREHOLDERS' EQUITY		
Share Capital *(Note 6)*	20,204,257	19,371,544
Contributed Surplus *(Note 6c)*	3,813,367	2,530,436
Deficit - *Statement 2*	(5,407,558)	(3,610,727)
	18,610,066	18,291,253
	$ 19,424,396	$ 18,728,822

ON BEHALF OF THE BOARD:

"Michael D. McInnis"
________________________, Director

"James Robertson"
________________________, Director

- See Accompanying Notes -

Gateway Gold Corp. Statement 2

Interim Consolidated Statements of Loss and Deficit

Canadian Funds
Unaudited

	For the Three Months Ended 30 September		For the Nine Months Ended 30 September	
	2005	2004	**2005**	2004
Expenses (Income)				
Amortization	**$ 7,174**	$ 7,008	**$ 21,094**	$ 13,652
Consulting fees	**1,758**	15,487	**13,243**	30,037
Foreign exchange loss (gain)	**(4,841)**	(48,940)	**6,179**	(37,555)
General exploration	**-**	17,552	**-**	17,552
Management fees	**55,500**	54,450	**166,500**	166,500
Office recoveries	**(12,000)**	(12,000)	**(36,000)**	(20,000)
Office, rent and miscellaneous	**20,331**	27,936	**69,646**	55,114
Professional fees	**9,870**	14,528	**52,107**	92,765
Promotion and public relations	**81,247**	57,382	**257,110**	95,370
Salaries and wages	**17,293**	15,771	**51,014**	42,579
Stock-based compensation *(Note 6e)*	**275,362**	668,457	**1,204,169**	1,256,975
Stock exchange and filing fees	**151**	998	**18,061**	106,617
Telephone and facsimile	**1,879**	2,543	**7,732**	5,788
Transfer agent and shareholder information	**2,008**	5,553	**11,411**	33,973
Travel and accommodation	**20,211**	9,527	**64,441**	62,658
Loss Before the Under-noted	**475,943**	836,252	**1,906,707**	1,922,025
Interest income	**(34,092)**	(44,058)	**(109,876)**	(97,231)
Loss for the Period	**441,851**	792,194	**1,796,831**	1,824,794
Deficit - beginning of period	**4,965,707**	2,087,806	**3,610,727**	1,055,206
Deficit – End of Period	**$ 5,407,558**	$ 2,880,000	**$ 5,407,558**	$ 2,880,000
Loss Per Share - Basic and Diluted	**$ 0.02**	$ 0.04	**$ 0.08**	$ 0.10
Weighted-Average Shares Outstanding	**22,581,684**	19,174,265	**21,717,519**	17,468,330

- See Accompanying Notes -

Gateway Gold Corp. Statement 3

Interim Consolidated Statements of Cash Flows

Canadian Funds
Unaudited

Cash Resources Provided By (Used In)	For the Three Months Ended 30 September 2005	For the Three Months Ended 30 September 2004	For the Nine Months Ended 30 September 2005	For the Nine Months Ended 30 September 2004
Operating Activities				
Loss for the period	**$ (441,851)**	$ (792,194)	**$ (1,796,831)**	$ (1,824,794)
Items not affecting cash				
Amortization	**7,174**	7,008	**21,094**	13,652
Stock-based compensation	**275,362**	668,457	**1,204,169**	1,256,975
	(159,315)	(116,729)	**(571,568)**	(554,167)
Net change in non-cash working capital				
Amounts receivable	**(6,392)**	7,593	**12,724**	10,849
Prepaid expenses	**113**	(3,500)	**(4,093)**	20,307
Accounts payable and accrued liabilities				
- trade	**639,240**	328,944	**366,761**	77,522
- related parties	**(23,024)**	(22,484)	**10,000**	(32,874)
	450,622	193,824	**(186,176)**	(478,363)
Investing Activities				
Reclamation bonds	**(7,454)**	(206,305)	**(12,503)**	(208,700)
Mineral property costs	**(2,523,543)**	(4,034,548)	**(3,588,813)**	(4,964,823)
Property, plant and equipment	**-**	(16,063)	**(10,662)**	(131,127)
	(2,530,997)	(4,256,916)	**(3,611,978)**	(5,304,650)
Financing Activities				
Share capital issued for cash	**-**	2,919,338	**756,075**	13,498,875
Share issuance costs	**-**	-	**-**	(408,251)
	-	2,919,338	**756,075**	13,090,624
Net Increase (Decrease) in Cash	**(2,080,375)**	(1,143,754)	**(3,042,079)**	7,307,611
Cash position - beginning of period	**7,227,848**	12,163,425	**8,189,552**	3,712,060
Cash Position - End of Period	**$ 5,147,473**	$ 11,019,671	**$ 5,147,473**	$ 11,019,671

Supplementary Disclosure of Non-Cash Investing and Financing Transactions				
Shares issued for mineral properties	**$ 70,000**	$ 70,000	**$ 70,000**	$ 70,000
Stock-based compensation recorded as share capital	**$ -**	$ -	**$ 6,638**	$ 6,638
Stock-based compensation recorded for mineral property costs	**$ 34,902**	$ 58,242	**$ 85,400**	$ 71,518

- See Accompanying Notes –

Gateway Gold Corp. Schedule

Interim Consolidated Schedules of Mineral Property Costs

Canadian Funds
Unaudited

	For the Three Months Ended 30 September		For the Nine Months Ended 30 September	
	2005	2004	**2005**	2004
Big Springs, Nevada				
Camp and general	**$ 88,697**	$ 74,311	**$ 130,563**	$ 119,833
Consulting	**10,204**	40,918	**44,369**	41,218
Drilling	**981,454**	2,133,893	**1,044,222**	2,266,716
Environmental and permitting	**112,649**	98,476	**275,980**	132,866
Geochemical	**124,594**	235,941	**135,630**	251,476
Geological	**126,704**	166,355	**353,593**	283,485
Lease, licenses, and taxes	**5,807**	22,774	**21,473**	22,921
Option payments	**23,333**	23,333	**23,333**	23,333
Project management	**12,259**	14,441	**50,499**	31,793
Reclamation	**5,374**	-	**6,724**	1,527
Roadwork	**5,830**	8,162	**19,801**	11,967
Staking	**295**	-	**2,522**	-
Stock-based compensation *(Note 6e)*	**8,726**	19,414	**21,350**	23,840
Surveying	**23,565**	35,636	**30,194**	35,636
Transportation	**35,050**	37,376	**68,558**	44,991
	1,564,541	2,911,030	**2,228,811**	3,291,602
Dorsey Creek, Nevada				
Camp and general	**7,687**	10,165	**53,488**	23,445
Consulting	**492**	2,966	**21,097**	2,966
Drilling	**330,906**	3,959	**457,437**	4,088
Environmental and permitting	**16,989**	31,090	**16,989**	55,561
Geochemical	**34,148**	24,741	**68,731**	45,334
Geological	**15,214**	8,045	**28,160**	25,436
Geophysical	**-**	59,732	**-**	59,732
Lease, licenses and taxes	**3,917**	18,265	**16,647**	18,265
Project management	**5,291**	2,418	**12,347**	3,767
Reclamation	**2,175**	-	**3,525**	-
Report preparation	**-**	-	**-**	288
Roadwork	**-**	-	**54,184**	-
Stock-based Compensation *(Note 6e)*	**8,725**	-	**21,351**	-
Surveying	**10,101**	1,594	**11,182**	1,594
Transportation	**8,876**	4,287	**18,808**	5,946
	444,521	167,262	**783,946**	246,422
Golden Dome, Nevada				
Camp and general	**17,702**	8,700	**28,101**	21,933
Consulting	**762**	828	**1,322**	828
Drilling	**300,272**	184	**306,955**	313
Environmental and permitting	**11,334**	33,349	**11,334**	57,389
Geochemical	**26,833**	4,803	**27,475**	4,803
Geological	**10,154**	1,240	**11,291**	14,488
Geophysical	**-**	-	**-**	17,554
Lease, licenses, and taxes	**6,351**	19,282	**26,991**	19,429
Option payments	**23,333**	23,333	**23,333**	23,333
Project management	**7,592**	3,347	**8,160**	3,347
Reclamation	**400**	-	**400**	-
Report preparation	**-**	-	**-**	1,788
Roadwork	**6,081**	4,963	**6,081**	4,963
Stock-based compensation *(Note 6e)*	**8,725**	19,414	**21,349**	23,839
Surveying	**3,929**	2,697	**4,362**	2,697
Transportation	**5,257**	3,905	**5,893**	5,171
	428,725	126,045	**483,047**	201,875
Balances Carried Forward	**$ 2,437,787**	$ 3,204,337	**$ 3,495,804**	$ 3,739,899

- See Accompanying Notes -

Gateway Gold Corp. <u>Schedule – *cont'd*</u>

Interim Consolidated Schedules of Mineral Property Costs

Canadian Funds
Unaudited

	For the Three Months Ended 30 September		For the Nine Months Ended 30 September	
	2005	**2004**	**2005**	**2004**
Balances Brought Forward	**$ 2,437,787**	$ 3,204,337	**$ 3,495,804**	$ **3,739,899**
Island Mountain, Nevada				
Camp and general	**1,978**	43,115	**3,071**	72,069
Consulting	**748**	12,579	**1,496**	20,682
Drilling	**-**	554,008	**-**	616,024
Environmental and permitting	**-**	36,554	**-**	68,514
Geochemical	**-**	43,741	**659**	66,955
Geological	**128**	65,061	**2,430**	78,146
Geophysical	**-**	23,462	**-**	101,572
Lease, licenses, and taxes	**6,869**	9,129	**18,889**	13,970
Option payments	**23,334**	23,334	**23,334**	23,334
Project management	**-**	9,607	**-**	24,990
Reclamation	**116**	-	**116**	-
Report preparation	**-**	-	**-**	344
Roadwork	**-**	5,359	**-**	5,359
Stock-based compensation *(Note 6e)*	**8,726**	19,414	**21,350**	23,839
Surveying	**-**	7,754	**-**	7,754
Transportation	**-**	14,217	**-**	21,426
	41,899	867,334	**71,345**	1,144,978
Jack Creek, Nevada				
Camp and general	**996**	1,131	**2,183**	1,532
Consulting	**-**	1,203	**374**	1,203
Environmental and permitting	**-**	-	**4,973**	-
Geochemical	**2,870**	25,225	**2,870**	25,225
Geological	**7,619**	8,373	**12,748**	9,423
Lease, licenses and taxes	**10,085**	53,194	**10,085**	53,194
Project management	**-**	-	**567**	169
Reclamation	**2,016**	-	**2,016**	-
Staking	**-**	-	**-**	128,725
Transportation	**372**	1,993	**1,707**	1,993
	23,958	91,119	**37,523**	221,464
Mac Ridge, Nevada				
Camp and general	**15,362**	-	**15,525**	-
Drilling	**454**	-	**3,011**	-
Geochemical	**68,138**	-	**68,138**	-
Geological	**12,362**	-	**13,762**	-
Lease, licenses and taxes	**10,335**	-	**18,897**	-
Project management	**-**	-	**568**	-
Staking	**9,678**	-	**10,944**	-
Surveying	**5,613**	-	**5,613**	-
Transportation	**2,859**	-	**3,083**	-
	124,801	-	**139,541**	-
Costs for the Period	**2,628,445**	4,162,790	**3,744,213**	5,106,341
Balance - beginning of period	**11,193,050**	3,158,891	**10,077,282**	2,215,340
Balance - End of Period	**$ 13,821,495**	$ 7,321,681	**$ 13,821,495**	$ 7,321,681

- See Accompanying Notes -

1. Nature of Operations and Basis of Presentation

The Company was incorporated and commenced operations on 1 May 2002, as Gateway Resources Ltd. On 18 October 2002, the Company changed its name to Gateway Gold Corp. The Company is engaged in the exploration and development of mineral properties.

2. Significant Accounting Policies

a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Gateway Gold (USA) Corp., which was incorporated on 4 December 2002 and has been accounted for using the purchase method.

b) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended 31 December 2004.

3. Financial Instruments

The Company's financial instruments consist of cash, amounts receivable, reclamation bond and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

4. Mineral Property Costs

a) By an agreement dated 23 December 2002, the Company purchased a 100% interest in certain mineral claims located in the Jerritt Canyon area of Nevada, USA. Consideration for the purchase is as follows:

- a cash payment of $10,000 (paid)
- a staged issuance of shares from treasury in tranches of 200,000 shares beginning on 17 June 2004, and thereafter every twelve months until a total of 1,000,000 shares have been issued. To 30 September 2005, the Company has issued 600,000 shares.
- incurring $100,000 in expenditures on the properties by 31 December 2002 and incurring $70,000 in expenditures in each subsequent year (incurred to date) until the share issuances are completed.

4. Mineral Property Costs - *Continued*

a) *Continued*

The properties are subject to net smelter return royalties of 3%. Beginning on the seventh anniversary of the agreement, the Company must pay annual advance royalty payments of $100,000.

The Company has signed an agreement with a former operator of the Big Springs project to acquire technical information on the properties. The Company issued 60,000 shares to the former operator and has agreed to issue an additional 120,000 shares upon commencement of commercial production at Big Springs.

b) During the period, the Company staked additional claims comprising the Jack Creek, Dorsey Creek, and Mac Ridge properties. The Mac Ridge claims and various of the Dorsey Creek claims lie within the area of interest covered by the 23 December 2002 Big Springs agreement.

c) Details of cumulative expenditures are as follows:

	Acquisition	Exploration	**Total 30 September 2005**	Total 31 December 2004
Mineral Properties, Nevada, USA				
Big Springs	$ 106,951	$ 8,042,940	**$ 8,149,891**	$ 5,939,840
Dorsey Creek	-	1,873,469	**1,873,469**	1,088,257
Golden Dome	101,144	1,045,554	**1,146,698**	666,832
Island Mountain	121,502	2,081,905	**2,203,407**	2,132,245
Jack Creek	128,725	140,093	**268,818**	232,342
Mac Ridge	19,212	160,000	**179,212**	17,766
	$ 477,534	$ 13,343,961	**$ 13,821,495**	$ 10,077,282

5. Property, Plant and Equipment

	Cost	Accumulated Amortization	**30 September 2005 Net Book Value**	31 December 2004 Net Book Value
Computer equipment	$ 41,765	$ 16,128	**$ 25,637**	$ 69,757
Field equipment	15,399	2,855	**12,544**	32,600
Furniture and fixtures	84,878	22,720	**62,158**	7,438
Leasehold improvements	6,509	1,844	**4,665**	5,641
	$ 148,551	$ 43,547	**$ 105,004**	$ 115,436

6. Share Capital

a) Authorized share capital consists of 100,000,000 common shares without par value.

b) Issued and outstanding:

	30 September 2005			30 September 2004		
	Number		**Amount**	Number		Amount
Balance – beginning of period	**20,916,383**	**$**	**19,371,544**	13,855,701	$	6,083,594
Issued and fully paid:						
Private placement (i)	-		-	3,600,000		9,900,000
Agent's warrants (i)	-		-	94,182		-
Exercise of warrants	**1,494,649**		**747,325**	3,049,000		3,590,125
Exercise of options	**25,000**		**8,750**	25,000		8,750
Share issuance costs	-		-	-		(408,251)
Property shares *(Note 4a)*	**200,000**		**70,000**	200,000		70,000
Stock-based compensation expense *(Note 6e)*	-		**6,638**	-		6,638
Balance – end of period	**22,636,032**	**$**	**20,204,257**	20,823,883	$	19,250,856

i) On 3 March 2004, the Company completed a brokered private placement of 3,600,000 units at a price of $2.75 per unit for gross cash proceeds of $9,900,000. Each unit is comprised of one common share and one half warrant. Each whole warrant entitles the holder to purchase an additional common share for a period of one year at a price of $3.50 if exercised in the first six months, and at a price of $4.50 if exercised in the following six months. The Company paid the agent a finder's fee of 6% of the gross proceeds (paid in cash and the issuance of 94,182 units with the same terms and conditions as the private placement units), a finance fee of $30,000, and issued broker warrants entitling the agent to purchase 358,200 common shares at a price of $3.50 until 4 March 2005.

c) **Contributed Surplus**

Details are as follows:

		2005		2004
Balance - beginning of period	**$**	**2,530,436**	$	603,311
Stock-based compensation *(Note 6e)*		**1,289,569**		1,328,493
Compensation attributed to options exercised in period *(Note 6e)*		**(6,638)**		(6,638)
Balance - end of period	**$**	**3,813,367**	$	1,925,166

6. Share Capital - *Continued*

d) Stock Options

At 30 September 2005, the Company had stock options outstanding as follows:

	Grant Date	Number	Exercise Price	Expiry Date
Directors and officers	6 January 2004	735,000	$ 0.35	17 June 2008
Consultants	6 January 2004	125,000	$ 0.35	17 June 2008
Director	26 March 2004	90,000	$ 0.35	17 June 2008
Directors, officers and employees	30 July 2004	172,250	$ 1.12	30 July 2008
Consultant	30 July 2004	125,000	$ 1.12	30 July 2008
Directors and officers	29 September 2004	695,000	$ 2.09	29 September 2008
Consultant	29 September 2004	100,000	$ 2.09	29 September 2008
Director	30 April 2004	125,000	$ 2.04	30 April 2009
Employees and consultants	30 June 2004	195,000	$ 2.12	30 June 2009
Directors, officers and employees	15 July 2004	1,000,000	$ 2.15	15 July 2009
Consultant	9 November 2004	75,000	$ 1.35	9 November 2009
Consultant	15 January 2005	50,000	$ 1.50	15 January 2010
Consultant	11 August 2005	50,000	$ 1.31	11 August 2010
		3,537,250		

The outstanding options have a weighted-average exercise price of $1.52 and a weighted-average remaining life of 3.26 years. As at 30 September 2005, a total of 3,047,500 options have vested.

e) Stock-Based Compensation

For the periods ended 30 September, the Company issued stock options to its directors, officers and employees and recognized stock-based compensation as follows:

	2005	2004
Total options granted	**100,000**	1,320,000
Average exercise price	**$ 1.41**	$ 2.14
Estimated fair value of compensation	**$ 106,612**	$ 2,191,676
Estimated fair value per option	**$ 1.07**	$ 1.54

The fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2005	2004
Risk-free interest rate	**3.51%**	3.79%
Expected dividend yield	**0.00%**	0.00%
Expected stock price volatility	**100%**	100%
Expected option life in years	**5 years**	5 years

6. Share Capital - *Continued*

e) Stock-Based Compensation - *Continued*

The company has recorded stock-based compensation for the options that vested during the period as follows:

	2005	2004
Number of options vested in period	**821,875**	1,000,000
Stock-based compensation expense	**$ 1,204,169**	$ 1,256,975
Capitalized to mineral properties	**85,400**	71,518
Total compensation recognized for the period	**1,289,569**	1,328,493
Transfer to share capital – options exercised *(i)*	**(6,638)**	(6,638)
Net addition to contributed surplus for the period	**$ 1,282,931**	$ 1,321,855

(i) During the period, consultants exercised 25,000 (2004 – 25,000) options for which the related stock-based compensation has been recorded as share capital in these financial statements.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the Company's stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

f) Warrants

At 30 September 2005, the Company had no share purchase warrants outstanding

7. Related Party Transactions

Related party transactions and balances not otherwise disclosed in these financial statements are as follows:

a) During the period, the Company paid or accrued $166,500 (2004 - $166,500) in management fees to directors and companies controlled by directors.

b) During the period, the Company paid or accrued $14,486 (2004 - $56,850) in legal fees and disbursements to a law firm, a partner of which is a director of the Company.

c) During the period, the Company paid or accrued $2,000 (2004 - $Nil) in consulting fees to parties related to directors.

d) During the period, the Company received or accrued $36,000 (2004 - $20,000) in office rent and expense recoveries from a Company with directors in common.

8. Income Taxes

a) The Company has non-capital income tax losses carried forward of approximately $1,450,000 available to reduce future prescribed taxable income in Canada and approximately US$584,000 to reduce future prescribed taxable income in the United States. The benefit of these losses has not been recognized in the accounts. The Canadian tax losses begin to expire in fiscal 2009, and the United States tax losses begin to expire in fiscal 2022.

8. Income Taxes - *Continued*

b) The Company has approximately US$7,147,000 of resource related expenditures that may be carried forward and used to reduce future prescribed taxable income in the United States. The benefit of these expenditures has not been recognized in the accounts.

9. Segmented Information

The Company's only business activity is the exploration for and development of mineral reserves. This activity is carried out primarily in the United States. The breakdown by geographic region is as follows:

30 September 2005	Canada	United States	Elimination	Consolidated
Segment revenue	$ -	$ -	$ -	$ -
Segment operating income (loss)	$ (1,694,903)	$ (101,928)	$ -	$ (1,796,831)
Identifiable assets	$ 17,491,909	$ 14,137,071	$ (12,204,584)	$ 19,424,396

30 September 2004	Canada	United States	Elimination	Consolidated
Segment revenue	$ -	$ -	$ -	$ -
Segment operating income (loss)	$ (2,176,420)	$ 351,626	$ -	$ (1,824,794)
Identifiable assets	$ 17,905,310	$ 7,634,371	$ (6,745,327)	$ 18,794,354

10. Commitments

a) The Company has entered into a five-year lease agreement for office premises effective 1 May 2004. Minimum future annual lease payments (based on 2004 operating costs) are as follows:

Fiscal Year	Amount
2005	$ 65,904
2006	68,820
2007	70,278
2008	73,194
2009	24,884
	$ 303,080

b) The Company has management services agreements with two of its directors that call for an aggregate of $13,500 per month. The contracts are for rolling three-year terms that renew automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate these contracts without cause, it would become liable for the total amounts payable under the contract for the remaining term.

Gateway Gold Corp.
Interim Management Discussion and Analysis
For the Nine-Month Period Ended September 30, 2005

Dated November 10, 2005

Management's Discussion and Analysis ("MD&A") supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company and the notes thereto for the nine months ended September 30, 2005. Consequently, the following discussion and analysis of the financial condition and results of operations for Gateway Gold Corp. ("Gateway" or the "Company") should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2005 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied.

Additional information can be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

GENERAL

Gateway Gold Corp. is a mineral resource company exploring for metallic minerals including precious metals. Through its wholly-owned subsidiary, Gateway Gold (USA) Corp., the Company holds an agreement for a 100% interest in the Big Springs, Island Mountain, and Golden Dome properties. The properties are located in Elko County in the Jerritt Canyon area of northeast Nevada, USA.

The properties are held under an agreement including terms whereby the Company is required to issue a total of 1,000,000 common shares to the vendors over a four-year period. A net smelter return royalty of 2-3% is also payable on any production from the properties. An initial exploration expenditure commitment of $100,000 has been completed with further annual work commitments of not less than $70,000 required during the four-year period. The Company has met all expenditure requirements to date, and has issued 600,000 common shares to the vendors. The Company has also staked the Dorsey Creek and Jack Creek properties to the southwest of the Big Springs property, and is exploring the Mac Ridge property, which is to the southeast of Big Springs.

MINERAL EXPLORATION

During the year ended December 31, 2004, the Company completed and filed a new technical report entitled "Technical Review Report on the Island Mountain, Big Springs, Dorsey Creek and Golden Dome Mineral Properties, Elko County, Nevada, USA" prepared by Giles Peatfield, Ph.D., P.Eng., prepared in accordance with NI 43-101. The report is available for viewing on SEDAR under the company's profile at www.sedar.com

By the end of the year, the Company had completed its planned $7.1 million exploration program on its Nevada mineral properties. The program included approximately 90,000 feet (27,500 metres) of drilling and commenced in mid-June. A further program of 65,000 feet (20,000 metres) of drilling in total commenced in June 2005 and is currently underway at a cost of $5.2 million.

On the **Big Springs** property, eleven gold-bearing structures were drill-tested during the 2004 program. Mapping and drilling traced these structures over lengths ranging from 200 to 1,000 feet and to depths of over 600 feet. Significant gold intersections were encountered in all eleven structures with widths ranging from 5 to 50 feet and gold values ranging from 0.10 ounces per ton to 1.28 ounces per ton. By the end of the year, approximately 60,000 feet of drilling had been completed at Big Springs. Numerous intersections of gold mineralization in excess of 0.20 ounces per ton gold have been encountered in the drilling to date. These intercepts, taken in conjunction with previous intersections from the 2003 program, show that the mineralized zones have continuity and that the grades are in a range that could be potentially economic. A further drill program comprising a minimum of 50,000 feet (15,000 metres) of drilling commenced at the end of June 2005 with the objective of expanding the mineralized zones.

Following review of historical technical data acquired from the previous operator, AngloGold North America Inc. ("AngloGold") and its predecessors, the Company announced historical resource estimates for the Big Springs property. The estimates were prepared by Independence Mining Co., Inc. ("Independence") in 1994 and by Pincock Allen Holt Co., Inc. ("PAH") consultants to Independence, in 1992. The estimates pre-date NI 43-101 and are considered historic in nature.

The Independence global estimates were prepared from the total data available as of February 1, 1994 using 70-foot flat polygon assignments, with no capping of grades and no "single-hole" cases. These estimates were at a number of cut-off grades, two of which are reported below:

Cut-off Grade Opt Au	Tons	Average Grade (opt Au)	Ounces Au
0.025	13,014,972	0.065	850,428
0.050	5,215,174	0.111	578,437

PAH was commissioned by Independence to provide an estimate of the potential resource available for underground mining for both the Big Springs mine and the Jerritt Canyon mine. In the report, dated July 7, 1992, PAH estimated the potential resources available in the North Sammy Creek and South Sammy Creek areas at Big Springs. They classified these as Measured and Indicated Resources (no more than 25 feet from a drill hole) or Inferred Resources (greater than 25 feet, but no more than 50 feet from a drill hole). The results of the PAH estimates are as follows:

Resource	Tons	Average Grade (opt Au)	Ounces Au
Measured and Indicated	904,222	0.288	260,760
Inferred	517,136	0.248	128,056
TOTAL RESOURCES	1,421,358	0.273	388,816

The Company also announced initial results from a program of drilling on the Crusher target in the Big Springs area. The Crusher target is located approximately 200 metres northeast of the North Sammy pit at Big Springs. Geological mapping by the Company's technical staff and drilling by the former operator has suggested the presence of two separate mineralized zones within the Crusher Target. The Crusher B zone was drill tested by hole GW05-166 which intersected 135 feet grading 0.122 opt (4.18g/t) from 130 feet to 265 feet including 20 feet grading 0.525 opt gold (18.00 g/t). The hole was drilled at a dip of minus 52 degrees underneath a 10 foot intercept grading 0.492 opt (16.87 g/t) drilled by the former operator. Hole GW05-166 was designed to better define the geometry of the Crusher B zone. The results substantially improved the exploration potential of the zone by increasing both the grade and thickness of the mineralized zone.

Hole GW05-172 drill tested the Crusher A zone and intersected 25 feet grading 0.818 opt gold (28.05 g/t) beginning at a depth of 70 feet in the hole. GW05-172 was a vertical hole and offset a hole drilled by the previous operator, which returned 20 feet grading 0.580 opt gold (19.89 g/t). The Company's hole was designed to better define the geometry and orientation of the Crusher A zone. The intersection has

confirmed that the zone carries thick intercepts of high grade gold mineralization and has provided direction for further drill testing of this attractive target.

At the **Dorsey Creek** property, located 3 kilometres south-west of Big Springs, several anomalous areas delineated by the integration of geology, geochemistry and geophysics were drill-tested in November and December 2004 and during 2005. Four of the six holes drilled in the program encountered anomalous gold-arsenic-antimony mineralization over thick intervals. The gold grades encountered to date are not potentially economic but confirm that the large gold system identified by surface work continues to depth.

The **Golden Dome** property, located about 5 kilometres south of the Big Springs property and 8 kilometres north of the Jerritt Canyon Mine is overlain by a thin veneer of glacial overburden. Interpretation of technical data suggests that the same geologic situation that hosts the Jerritt Canyon orebodies underlies the overburden at Golden Dome. Work completed in 2004 included geophysical surveying and reverse circulation drilling. Four holes were drilled to test geochemical and geophysical targets. Several zones anomalous in gold were encountered, and drill-testing in 2005 demonstrated the existence of Lower Plate rocks in the first drill hole. Lower Plate rocks are the hosts for ore bodies at nearby Jerritt Canyon and other major gold deposits in Nevada including those in the Cortez trend. The occurrence of Lower plate rocks was not previously known at Golden Dome and their discovery greatly enhances the gold potential for the property. Further drilling is being undertaken.

The **Jack Creek** property covers some 300 claims and is located immediately south-west of the Dorsey Creek property. Geologically, the property appears similar to the Dorsey Creek property and has a known presence of silicification and gold occurrences. The 2004 program comprising mapping and rock sampling has been completed and results indicated several areas of potential interest. Surface investigation of these areas has been carried out during the 2005 summer program and as a result the claim block has been reduced to 53 claims in size.

The **Island Mountain** property is a low grade, open pittable gold prospect located about 20 kilometres north-east of the Big Springs property. In 2003, the Company completed 27 drill holes to test six separate targets and 21 holes intersected gold mineralization with mineralized intervals ranging between 5 to 50 feet with gold grades between 0.015 and 0.121 ounces per ton. Four separate zones have been established on the property based on clusters of gold-bearing drill holes and geophysical targets. By the end of 2003, approximately 8,000 feet of drilling had been completed. Results from drill holes in 3 different areas have returned gold intersections of at least 1.0 gram gold per tonne over minimum lengths of 10 feet. During 2004, 27,000 feet of drilling was completed to further test the targets developed in 2003. The results were not encouraging and no significant work is planned during 2005.

FINANCIAL RESULTS OF OPERATIONS

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

FINANCIAL DATA FOR THE LAST EIGHT QUARTERS

Three Months Ended	Sep-05	Jun-05	Mar-05	Dec-04	Sep-04	Jun-04	Mar-04	Dec-03
Total Revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss before stock-based compensation expense	$166,489	$146,248	$279,925	$155,130	$123,737	$227,685	$216,397	$188,192
Stock-based compensation	$275,362	$265,429	$663,378	$575,597	$668,457	$329,236	$259,282	$534,210
Loss for the quarter	$441,851	$411,677	$943,303	$730,727	$792,194	$556,921	$475,679	$722,402
Loss per share	$0.02	$0.02	$0.04	$0.03	$0.04	$0.03	$0.03	$0.06

The Company completed its initial public offering in June 2003 and increased its exploration activities on its Nevada properties soon thereafter. As the Company's exploration activities increased, so did its administrative and regulatory activities, and its loss per quarter (before stock-based compensation expense). This trend continued through to the end of Q2 2004, at which point the Company had incurred most of the costs of start-up, as well as the increased legal, audit, and regulatory costs incurred to

complete its first year as a public company, close a private placement for $9,900,000, and meet the requirements for listing on the senior exchange. In addition, the Company opened a new head office in May 2004. The reduced loss before stock-based compensation for September 2004 includes a $48,940 foreign exchange gain and the increased loss for March 2005 includes the costs of the Company's annual filings, preparation of annual general meeting materials, and increased investor relations costs, which were not experienced in the quarter ended June 30, 2005. In addition, the loss for the quarter ended June 30, 2005 includes an adjustment of $25,691 for costs expensed in the first quarter, which relate directly to the mineral properties. The loss for the quarter ended September 30, 2005 reflects the continuing cost of administration for the Company's Nevada exploration activities.

The loss for the quarter ended December 31, 2003 is inordinately high for this period due to the Company's early adoption of the fair-value based method of accounting for employee stock-based compensation according to Section 3870 of the CICA Handbook. Prior to this adoption, only non-employee stock-based compensation had been recognized in the accounts. During the December 2003 quarter, the Company recognized stock-based compensation expense of $534,210, which included total employee compensation for three quarters. Under the previous recommendations of Section 3870, no employee stock-based compensation had been recorded for the preceding two quarters. Thereafter, employee stock-based compensation was recognized each quarter. Total stock-based compensation expense that would have otherwise been recorded for these quarters is as follows: December 2003 - $256,546; September 2003 - $301,394; June 2003 - $27,382. Stock-based compensation is a function of the number of options that vest during the period, which, due to the vesting schedule of the various grants, were higher in the quarters ended September and December 2004, and March 2005, than the previous or subsequent quarters.

CURRENT PERIOD ANALYSIS

The Company's operations during the first nine months produced a loss of $1,796,831 or $0.08 per share, which is consistent with a loss of $1,824,794 or $0.10 per share for the same period in 2004. As the Company has not owned any revenue-producing resource properties, no mining revenues have been recorded to date. The loss includes $1,204,169 of stock-based compensation expense, a non-cash item; management fees of $166,500; professional fees of $52,107; office, rent and miscellaneous of $69,646 (net of recoveries); and promotion and public relations of $257,110.

The most notable increase in general and administrative expenses for the period under review, compared to the prior year period, was in promotion and public relations costs, which increased by $161,740 due to the Company hiring an investor relations manager during 2004 to handle the increased investor interest in the Company's stock, and due to the Company's various presentations, property tours, and attendance at conferences during the current period. Legal fees, stock exchange and filing fees, and transfer agent and shareholder information expenses are down considerably now that the Company has completed its efforts in raising equity and obtaining its stock exchange listings.

A total of $3,744,213 was spent on the properties during the current nine-month period, which includes $85,400 for stock-based compensation relating to geological personnel. This compares to $5,106,341 and $71,518, respectively, incurred in the same period of 2004.

LIQUIDITY AND CAPITAL RESOURCES

Gateway has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

Working capital as at September 30, 2005 was $4,392,321 compared to $7,819,792 at December 31, 2004. The reduction for the nine months of $3,427,471 results from the cash cost of operations of $571,568 and additional cash investments in long-term assets of $3,611,978, net of proceeds of $756,075 received upon the exercise of share purchase warrants during the period. The resultant

working capital is considered sufficient to meet the Company's administrative overhead and minimum property expenditure requirements for the next several years.

The Company has entered into a five-year lease agreement for office premises, effective May 1, 2004. The lease calls for minimum annual lease payments (based on 2004 operating costs) of $303,080 over the five-year term as follows:

Fiscal Year		Amount
2005		65,904
2006		68,820
2007		70,278
2008		73,194
2009		24,884
	$	303,080

The Company has management services agreements with two of its directors that call for an aggregate of $13,500 per month. The contracts are for rolling three-year terms that renew automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate these contracts without cause, it would become liable for the total amounts payable under the contracts for the remaining terms.

The Company has mineral expenditure requirements under its property agreement, which calls for expenditures of $70,000 per year. The Company has incurred all required expenditures to date. In addition, the agreement calls for advance royalty payments of $100,000 per year beginning in fiscal 2009. However, as the Company has the option to terminate this agreement if technical results from the properties do not warrant further exploration, these expenditure requirements are not firm commitments.

OUTSTANDING SHARE DATA

As at September 30, 2005, the Company had 22,636,032 (diluted – 26,173,282) common shares issued and outstanding versus 20,916,383 (diluted – 28,078,573) at December 31, 2004. The increase in the outstanding shares reflects the exercise of 25,000 options and 1,494,649 warrants for cash proceeds of $8,750 and $747,325 respectively, as well as the issuance of 200,000 shares under the Company's property agreement (see *"General"*). The decrease in the diluted shares reflects the expiry of 2,205,291 warrants, this issuance of 200,000 shares under the property agreement, and the granting of 100,000 options to consultants of the Company during the period.

Issued and diluted shares outstanding as at the date hereof are 22,661,032 and 26,173,282 respectively. The increase in the issued and outstanding shares from September 30, 2005 reflects the subsequent issuance of 25,000 shares upon exercise of stock options (see *"Subsequent Events"*).

Actual future funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity and foreign exchange fluctuations. Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. Historically the capital requirements of the Company have been met by equity subscriptions. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing may be favourable.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at September 30, 2005 or the date hereof.

RELATED PARTY TRANSACTIONS

Material transactions with related parties during the quarter include management, administration and consulting fees of $166,500 ($166,500 in 2004) paid to directors or companies controlled by directors. The Company currently relies heavily on its directors and officers to provide many of the services needed to manage its exploration and administrative activities. These fees include payments to three directors for services rendered in overseeing the Company's exploration activities, administrative functions, and regulatory and filing requirements. The Company currently has no employees on staff to manage these functions. The Company also paid $14,486 ($56,850 in 2004) in legal fees and disbursements to a law firm, a partner of which is a director of the Company. The higher legal costs for 2004 are due to the Company's application for listing on the senior exchange, and for the financing completed in the prior period.

CRITICAL ACCOUNTING ESTIMATES

Mineral Property Costs

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are capitalized by project. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold. The amounts shown for mineral interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

The operations of the Company may, in the future, be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries

Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The Company recognizes all stock-based awards made to employees and non-employees using the Black-Scholes Option-Pricing Model, a fair-value based method.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the Company's stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

CHANGES IN ACCOUNTING POLICIES

There were no changes in existing accounting policies or adoptions of new accounting policies in the period.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, GST and other amounts receivable, reclamation bonds and accounts payable. Cash and reclamation bonds earn interest at a market rates. The Company maintains most of its cash in Canadian dollars; however, the reclamation bonds are denominated in U.S. dollars and are therefore subject to changes in fair value due to fluctuations in exchange rates. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical. Following are the risk factors most applicable to the Company:

INDUSTRY

Exploring and developing mineral resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and employs experienced consulting, engineering, insurance and legal advisors to assist in its risk management reviews.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

METAL PRICES

At present the principal activity of the Company is the exploration and development of gold resource properties. The feasible development of such properties is highly dependent upon the price of gold. A sustained and substantial decline in commodity gold prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties. Although such prices cannot be forecasted with certainty, the Company carefully monitors factors that could affect gold commodity prices in order to assess the feasibility of its resource projects.

MANAGEMENT

Gateway is very dependent upon the personal efforts and commitments of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Gateway could result, and other persons would be required to manage and operate the Company.

ENVIRONMENTAL

Exploration and development projects are subject to the environmental laws and regulations of the country within which the Company is conducting its operations. As such laws are subject to change, the Company carefully monitors proposed and potential changes, and ensures that it is and will be in strict compliance.

Various non-governmental organizations dedicated to environmental protection monitor, amongst others, the mining industry. These organizations have in the past commenced actions with the regulatory agencies or the courts to prevent or delay mining activities.

INVESTOR RELATIONS ACTIVITIES

With respect to public relations, the Company provides information from its corporate offices to investors and brokers directly.

SUBSEQUENT EVENTS

Subsequent to September 30, 2005, the Company issued 25,000 shares upon the exercise of stock options for cash proceeds of $8,750.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this interim Management Discussion and Analysis. A copy will be provided to anyone who requests it.

Respectfully submitted
On Behalf of the Board of Directors

"Michael D. McInnis"

Michael D. McInnis, P. Eng.
President & CEO

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Michael D. McInnis, President and CEO of Gateway Gold Corp. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Gateway Gold Corp, for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 10, 2005

"Michael D. McInnis"

Michael D. McInnis
President & CEO

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Michael P. Raftery, CFO of Gateway Gold Corp. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Gateway Gold Corp, for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 10, 2005

"Michael P. Raftery"

Michael P. Raftery
Chief Financial Officer


2006 SEP 11 P 4:06

GATEWAY GOLD CORP.

Suite 906 – 595 Howe Street
Vancouver, BC, V6C 2T5
Tel: 604.801.6040
Fax: 604.801.6075
website: www.gatewaygold.com

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 March 2006

Unaudited

MANAGEMENT COMMENT

These interim consolidated financial statements for the three months ended March 31, 2006 have been prepared by management and have not been subject to review by the Company's auditors.

Gateway Gold Corp. Statement 1

Interim Consolidated Balance Sheets

Canadian Funds
Unaudited

ASSETS		31 March 2006		31 December 2005
Current				
Cash	$	**7,089,005**	$	2,633,899
Amounts receivable		**57,544**		51,412
Prepaid expenses		**10,944**		11,893
		7,157,493		2,697,204
Reclamation Bond		**299,458**		298,176
Mineral Property Costs - *Schedule (Note 4)*		**16,183,764**		15,831,942
Plant and Equipment *(Note 5)*		**94,440**		99,356
	$	**23,735,155**	$	18,926,678

LIABILITIES				
Current				
Accounts payable and accrued liabilities				
- trade	$	**104,498**	$	374,847
- related parties		**26,168**		24,867
Share subscriptions received *(Note 6b)*		**5,270,787**		-
		5,401,453		399,714
Commitments *(Note 10)*				

SHAREHOLDERS' EQUITY				
Share Capital *(Note 6)*		**20,258,145**		20,258,145
Contributed Surplus *(Note 6c)*		**4,548,269**		4,324,326
Deficit - *Statement 2*		**(6,472,712)**		(6,055,507)
		18,333,702		18,526,964
	$	**23,735,155**	$	18,926,678

ON BEHALF OF THE BOARD:

"Michael D. McInnis"
__________________________, Director

"James Robertson"
__________________________, Director

- See Accompanying Notes -

Gateway Gold Corp. Statement 2

Interim Consolidated Statements of Loss and Deficit

For the Three Months Ended 31 March
Canadian Funds
Unaudited

		2006		2005
Expenses (Income)				
Amortization	$	5,725	$	6,747
Consulting fees		175		6,969
Foreign exchange loss (gain)		(876)		13,886
Management fees		47,000		55,500
Office recoveries		(12,000)		(12,000)
Office, rent and miscellaneous		25,125		50,211
Professional fees		20,695		29,118
Promotion and public relations		96,846		106,740
Salaries and wages		28,145		15,561
Stock-based compensation *(Note 6e)*		170,414		663,378
Stock exchange and filing fees		17,286		16,315
Telephone and facsimile		2,530		3,127
Transfer agent and shareholder information		10,486		5,565
Travel and accommodation		19,623		22,144
Loss for the Period Before the Under-noted		431,174		983,261
Interest income		(13,969)		(39,958)
Loss for the Period		417,205		943,303
Deficit – beginning of period		6,055,507		3,610,727
Deficit - End of Period	$	6,472,712	$	4,554,030
Loss per Share - Basic and Diluted	$	0.02	$	0.04
Weighted-Average Shares Outstanding		22,696,032		20,971,427

- See Accompanying Notes -

Gateway Gold Corp. Statement 3

Interim Consolidated Statements of Cash Flows

For the Three Months Ended 31 March

Canadian Funds

Unaudited

	2006	2005
Operating Activities		
Loss for the period	$ (417,205)	$ (943,303)
Items not affecting cash		
Amortization	5,725	6,747
Stock-based compensation	170,414	663,378
	(241,066)	(273,178)
Net change in non-cash working capital		
Amounts receivable	(6,132)	26,179
Prepaid expenses	949	(4,177)
Accounts payable and accrued liabilities		
- trade	16,487	17,977
- related parties	1,301	15,158
	(228,461)	(218,041)
Investing Activities		
Reclamation bonds	(1,282)	(1,390)
Mineral property costs	(585,129)	(755,189)
Plant and equipment	(809)	(3,742)
	(587,220)	(760,321)
Financing Activities		
Share capital issued for cash	-	129,656
Share subscriptions received	5,270,787	-
	5,270,787	129,656
Increase (Decrease) in Cash	4,455,106	(848,706)
Cash position - beginning of period	2,633,899	8,189,552
Cash Position - End of Period	$ 7,089,005	$ 7,340,846

Supplementary Disclosure of Non-Cash Investing and Financing Transactions

	2006	2005
Increase (decrease) in mineral property accounts payable	$ (286,836)	$ (289,648)
Fair value of stock options exercised	$ -	$ 6,638
Stock-based compensation recorded as mineral property costs	$ 53,529	$ 25,249

- See Accompanying Notes -

Gateway Gold Corp. Schedule

Interim Consolidated Schedules of Mineral Property Costs

For the Three Months Ended 31 March

Canadian Funds

Unaudited

	2006	2005
Big Springs, Nevada		
Camp and general	$ 23,401	$ 2,914
Consulting	14,019	9,375
Drilling	5,768	-
Environmental and permitting	34,120	73,234
Geochemical	5,019	4,259
Geological	90,601	92,567
Geophysical	-	521
Helicopter	2,661	-
Project management	10,986	-
Report preparation	-	16,169
Roadwork	3,383	-
Staking	1,386	-
Stock-based compensation *(Note 6e)*	26,765	6,312
Surveying	475	-
Transportation	14,593	12,830
	233,177	218,181
Dorsey Creek, Nevada		
Camp and general	2,134	7,597
Consulting	5,339	19,356
Drilling	2,472	107,904
Environmental and permitting	5,584	-
Geochemical	-	34,277
Geological	3,531	9,589
Report preparation	-	4,831
Roadwork	-	44,737
Stock-based compensation *(Note 6e)*	5,353	6,313
Surveying	217	-
Transportation	1,186	2,245
	25,816	236,849
Golden Dome, Nevada		
Camp and general	5,055	891
Consulting	3,431	560
Drilling	-	5,988
Environmental and permitting	16,966	-
Geochemical	-	396
Geological	6,216	1,137
Helicopter	2,661	-
Project management	10,986	-
Staking	1,386	-
Stock-based compensation *(Note 6e)*	13,382	6,312
Surveying	215	-
Transportation	2,746	335
	63,044	15,619
Balances Carried Forward	$ 322,037	$ 470,649

Gateway Gold Corp. Schedule – *Continued*

Interim Consolidated Schedules of Mineral Property Costs

For the Three Months Ended 31 March

Canadian Funds

Unaudited

	2006	2005
Balances Brought Forward	$ 322,037	$ 470,649
Island Mountain, Nevada		
Camp and general	860	-
Consulting	-	748
Environmental and permitting	5,843	-
Geochemical	-	396
Geological	-	2,302
Lease, licenses, and taxes	-	4,939
Stock-based compensation *(Note 6e)*	-	6,312
Transportation	1,017	-
	7,720	14,697
Jack Creek, Nevada		
Camp and general	29	157
Consulting	-	374
Environmental and permitting	-	3,687
Geological	262	176
	291	4,394
Mac Ridge, Nevada		
Camp and general	1,375	-
Consulting	6,650	-
Geological	5,720	1,050
Stock-based compensation *(Note 6e)*	8,029	-
	21,774	1,050
Costs for the Period	351,822	490,790
Costs - beginning of period	15,831,942	10,077,282
Costs - End of Period	$ 16,183,764	$ 10,568,072

- See Accompanying Notes -

1. Nature of Operations and Basis of Presentation

The Company was incorporated and commenced operations on 1 May 2002, as Gateway Resources Ltd. On 18 October 2002, the Company changed its name to Gateway Gold Corp. The Company is engaged in the exploration and development of mineral properties. Unless otherwise noted, all amounts presented in these financial statements are expressed in Canadian dollars.

2. Significant Accounting Policies

a) **Consolidation**

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Gateway Gold (USA) Corp., which has been accounted for using the purchase method.

b) **Basis of Presentation**

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended 31 December, 2005.

3. Financial Instruments

The Company's financial instruments consist of cash, amounts receivable, reclamation bond, accounts payable and share subscriptions received, some of which are denominated in U.S. dollars and are subject to fluctuations in foreign exchange rates. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

4. Mineral Property Costs

a) By an agreement dated 23 December 2002, the Company purchased a 100% interest in certain mineral claims located in the Jerritt Canyon area of Nevada, USA. Consideration for the purchase is as follows:

- a cash payment of $10,000 (paid);
- a staged issuance of shares from treasury in tranches of 200,000 shares beginning on 17 June 2003 and thereafter every twelve months until a total of 1,000,000 shares have been issued. To 31 March 2006, the Company has issued 600,000 shares;
- incurring $100,000 in expenditures on the properties by 31 December 2002 and incurring $70,000 in expenditures in each subsequent year (incurred to date) until the share issuances are completed.

4. Mineral Property Costs - *Continued*

a) *(Continued)*

The properties are subject to net smelter return royalties of 2% - 3%. Beginning on the seventh anniversary of the agreement, the Company must pay annual advance royalty payments of $100,000.

The Company has signed an agreement with a former operator of the Big Springs project to acquire technical information on the property. The Company issued 60,000 shares to the former operator and has agreed to issue an additional 120,000 shares upon commencement of commercial production at Big Springs.

b) The Company has staked additional claims comprising the Jack Creek, Dorsey Creek, and Mac Ridge properties. The Mac Ridge claims and various of the Dorsey Creek claims lie within the area of interest covered by the 23 December 2002 Big Springs agreement.

c) Details of cumulative expenditures are as follows:

	Acquisition	Exploration	**Total 31 March 2006**	Total 31 December 2005
Mineral Properties, Nevada, USA				
Big Springs	$ 111,226	$ 9,696,916	**$ 9,808,142**	$ 9,574,965
Dorsey Creek	-	1,978,050	**1,978,050**	1,952,234
Golden Dome	148,945	1,550,551	**1,699,496**	1,636,452
Island Mountain	121,502	2,117,946	**2,239,448**	2,231,728
Jack Creek	128,725	141,466	**270,191**	269,900
Mac Ridge	19,214	169,223	**188,437**	166,663
	$ 529,612	$ 15,654,152	**$ 16,183,764**	$ 15,831,942

5. Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	**31 March 2006 Net Book Value**	31 December 2005 Net Book Value
Furniture and fixtures	$ 85,508	$ 29,322	**$ 56,186**	$ 58,505
Computer equipment	43,511	20,506	**23,005**	24,686
Field equipment	15,399	4,164	**11,235**	11,826
Leasehold improvements	6,509	2,495	**4,014**	4,339
	$ 150,927	$ 56,487	**$ 94,440**	$ 99,356

6. Share Capital

a) Authorized share capital consists of an unlimited number of common shares without par value.

b) Issued and outstanding:

	31 March 2006			31 March 2005		
	Number		**Amount**	Number		Amount
Balance – beginning of period	**22,696,032**	**$**	**20,258,145**	20,916,383	$	19,371,544
Issued and fully paid:						
Exercise of warrants	-		-	241,812		120,906
Exercise of options	-		-	25,000		8,750
Fair value of options exercised *(Note 6c)*	-		-	-		6,638
Balance – end of period	**22,696,032**	**$**	**20,258,145**	21,183,195	$	19,507,838

During the period, the Company announced its intention to raise capital through a private placement and received subscriptions totalling $5,270,787 prior to 31 March 2006. This amount has been presented in these financial statements as a current liability, and will be reclassified to share capital upon completion of the private placement *(Note 11)*.

c) **Contributed Surplus**
Details are as follows:

		2006		2005
Balance - beginning of period	**$**	**4,324,326**	$	2,530,436
Stock-based compensation *(Note 6e)*		**223,943**		688,627
Fair value of stock options exercised in period *(Note 6e)*		-		(6,638)
Balance - end of period	**$**	**4,548,269**	$	3,212,425

d) **Stock Options**
At 31 March, the Company had stock options outstanding as follows:

	Grant Date	2006	2005	Exercise Price	Expiry Date
Directors and officers	6 January 2003	735,000	735,000	$ 0.35	17 June 2008
Consultants	6 January 2003	100,000	125,000	$ 0.35	17 June 2008
Director	26 March 2003	90,000	90,000	$ 0.35	17 June 2008
Directors, officers, employees	30 July 2003	172,250	172,250	$ 1.12	30 July 2008
Consultant	30 July 2003	125,000	125,000	$ 1.12	30 July 2008
Directors and officers	29 September 2003	695,000	695,000	$ 2.09	29 September 2008
Consultant	29 September 2003	100,000	100,000	$ 2.09	29 September 2008
Director	30 April 2004	125,000	125,000	$ 2.04	30 April 2009
Employees and consultants	30 June 2004	195,000	195,000	$ 2.12	30 June 2009
Directors, officers, employees	15 July 2004	1,000,000	1,000,000	$ 2.15	15 July 2009
Consultant	9 November 2004	75,000	75,000	$ 1.35	9 November 2009
Consultant	19 January 2005	50,000	50,000	$ 1.50	19 January 2010
Consultant	11 August 2005	50,000	-	$ 1.31	11 August 2010
Employees and consultants	28 February 2006	680,000	-	$ 1.49	28 February 2011
		4,192,250	3,487,250		

The outstanding options have a weighted-average exercise price of $1.52 and the weighted-average remaining life of the options is 3.21 years. As at 31 March 2006, a total of 3,528,500 (2005 – 2,380,000) of these options had vested.

6. Share Capital - *Continued*

e) **Stock-Based Compensation**

For the periods ended 31 March, the Company issued stock options to its directors, officers and employees and recognized stock-based compensation as follows:

		2006		2005
Total options granted		**680,000**		50,000
Average exercise price	**$**	**1.49**	$	1.50
Estimated fair value of compensation	**$**	**772,244**	$	56,930
Estimated fair value per option	**$**	**1.14**	$	1.14

The fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2006	2005
Risk-free interest rate	**4.06%**	3.55%
Expected dividend yield	**0.00%**	0.00%
Expected stock price volatility	**100%**	100%
Expected option life in years	**5.00**	5.00

The company has recorded stock-based compensation for the options that vested during the period as follows:

		2006		2005
Number of options vested in period		**356,875**		454,375
Stock-based compensation expense	**$**	**170,414**	$	663,378
Capitalized to mineral properties		**53,529**		25,249
Total compensation recognized for the period		**223,943**		688,627
Transfer to share capital – options exercised *(i)*		**-**		(6,638)
Net addition to contributed surplus for the period	**$**	**223,943**	$	681,989

(i) During the period, consultants exercised nil (2005 – 25,000) options for which the related stock-based compensation has been recorded as share capital in these financial statements.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock option grants.

f) **Warrants**

At 31 March 2006, the Company had no share purchase warrants outstanding (2005 - 1,252,837 at $0.50 until 17 June 2005).

7. Related Party Transactions

During the period, the Company conducted transactions with related parties, not otherwise disclosed in these financial statements, as follows:

a) paid or accrued $58,500 (2005 - $55,500) in management fees and salaries to directors and companies controlled by directors;

b) paid or accrued $20,716 (2005 - $8,715) in legal fees and disbursements to a law firm, a partner of which is a director of the Company;

c) paid or accrued $850 (2005 - $1,600) in consulting fees to parties related to directors;

d) received $12,000 (2005 - $12,000) in office rent and expense recoveries from a company with directors in common.

The above transactions were conducted in the normal course of operations and were measured at the exchange amount, which is the amount of consideration agreed upon between the Company and the related parties.

8. Income Taxes

The Company operates in Canada and the United States and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years. Details of income tax expense for the periods ended March 31 are as follows:

		2006		2005
Loss before income taxes for accounting purposes	**$**	**(417,205)**	$	(943,303)
Adjustments for differences between accounting and taxable income:				
Amortization		**5,133**		6,049
Stock-based compensation		**170,414**		663,378
Non-deductible and other items		**(45,384)**		(45,489)
Consolidated loss for tax purposes		**(287,042)**		(319,365)
Tax rate		**34.1%**		35.6%
Expected tax recovery for the period		**(97,881)**		(113,694)
Increase (decrease) in taxes due to:				
Foreign income at different tax rates		**-**		118
Current valuation allowance		**97,881**		113,576
Tax recovery for the period	**$**	**-**	$	-

8. Income Taxes - *Continued*

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at 31 December 2005 are as follows:

Non-capital loss carry-forwards	$ 1,323,482
Mineral property expenditures	4,194,352
Property, plant and equipment	45,268
	5,563,102
Valuation allowance	(5,563,102)
	$ -

The Company's Canadian non-capital loss carry-forwards expire between 2009 and 2015 while the Canadian exploration expenditures may be carried forward indefinitely. The losses and exploration expenditures available to the Company in the U.S. begin to expire in 2022.

9. Segmented Information

The Company's only business activity is the exploration for and development of mineral reserves. This activity is carried out primarily in the United States. The breakdown by geographic region is as follows:

31 March 2006	Canada	United States	Elimination	Consolidated
Segment revenue	$ -	$ -	$ -	$ -
Segment operating income (loss)	$ (382,159)	$ (35,046)	$ -	$ (417,205)
Capital expenditures	$ 809	$ 351,822	$ -	$ 352,631
Identifiable assets	$ 22,483,864	$ 16,679,187	$ (15,427,896)	$ 23,735,155

31 March 2005	Canada	United States	Elimination	Consolidated
Segment revenue	$ -	$ -	$ -	$ -
Segment operating income (loss)	$ (844,565)	$ (98,738)	$ -	$ (943,303)
Capital expenditures	$ 3,073	$ 491,459	$ -	$ 494,532
Identifiable assets	$ 17,547,926	$ 11,068,171	$ (10,268,808)	$ 18,347,289

10. Commitments

a) The Company has entered into a five-year lease agreement for office premises effective 1 May 2004. Minimum future annual lease payments (based on 2005 operating costs) are as follows:

Fiscal Year		Amount
2006	$	68,849
2007		70,306
2008		73,223
2009		24,894
	$	237,272

b) The Company has management services agreements with two of its directors that call for an aggregate of $16,500 per month. The contracts are for rolling three-year terms that renew automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate these contracts without cause, it would become liable for the total amounts payable under the contract for the remaining term.

11. Subsequent Events

Subsequent to 31 March 2006, the Company raised gross proceeds of $11,889,340 by way of brokered and non-brokered private placements totalling 9,511,472 units at a price of $1.25 per unit ("Unit"). Each Unit consists of one common share of the Company and one half of a share purchase warrant with each whole warrant entitling the holder to purchase an additional common share of the Company for a period of one year at a price of $1.60. The Company paid a cash commission of 7% on 5,123,800 Units and issued 280,000 agent's options with an exercise price of $1.25. Each agent option consists of one unit with the same terms as the private placement Units. In addition, the Company issued 78,666 Units as finder's fees. Portions of the private placements were issued as special warrants, which were converted without further consideration into Units upon shareholder approval at the Company's recent annual general meeting.

Gateway Gold Corp.
Interim Management Discussion and Analysis
For the Three-Month Period Ended March 31, 2006

Dated May 12, 2006

Management's Discussion and Analysis ("MD&A") supplements, but does not form part of, the unaudited consolidated financial statements of the Company and the notes thereto for the three months ended March 31, 2006. Consequently, the following discussion and analysis of the financial condition and results of operations for Gateway Gold Corp. ("Gateway" or the "Company") should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2006 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied.

Additional information can be found on SEDAR at www.sedar.com.

GENERAL

Gateway Gold Corp. is a mineral resource company exploring for metallic minerals including precious metals. Through its wholly-owned subsidiary, Gateway Gold (USA) Corp., the Company holds an agreement for a 100% interest in the Big Springs, Island Mountain, and Golden Dome properties. The properties are located in Elko County in the Jerritt Canyon area of northeast Nevada, USA.

The properties are held under an agreement including terms whereby the Company is required to issue a total of 1,000,000 common shares to the vendors over a four-year period. A net smelter return royalty of 2-3% is also payable on any production from the properties. An initial exploration expenditure commitment of $100,000 has been completed with further annual work commitments of not less than $70,000 required during the four-year period. The Company has met all expenditure requirements to date, and has issued 600,000 common shares to the vendors. The Company has also staked the Dorsey Creek and Jack Creek properties to the southwest of the Big Springs property, and is exploring the Mac Ridge property, which is to the southeast of Big Springs. Parts of the Mac Ridge and Dorsey Creek properties lie within the areas of interest under the property agreement.

MINERAL EXPLORATION

During the year ended December 31, 2004, the Company completed and filed a technical report entitled "Technical Review Report on the Island Mountain, Big Springs, Dorsey Creek and Golden Dome Mineral Properties, Elko County, Nevada, USA" prepared by Giles Peatfield, Ph.D., P.Eng., prepared in accordance with NI 43-101. The report is available for viewing on SEDAR under the company's profile at www.sedar.com

By the end of 2004, the Company had completed its planned $7.1 million exploration program on its Nevada mineral properties. The program included approximately 90,000 feet (27,500 metres) of drilling and commenced in mid-June. A further program of approximately 70,000 feet (21,400 metres) of drilling in total commenced in June 2005 and was completed in December 2005 at a cost of $5.2 million.

On the **Big Springs** property, drilling in 2004 and 2005 encountered significant gold intersections with widths ranging from 5 to 50 feet and gold values ranging from 0.10 ounces per ton ("opt") or 0.34 grams of gold per tonne ("g/t") to 1.28 opt or 43.52 g/t. These intercepts, taken in conjunction with previous intersections from the 2003 program, demonstrated that the mineralized zones have continuity and that the grades are in a range that could be potentially economic.

In July 2005, following a review of historical technical data acquired from the previous operator, AngloGold North America Inc. ("AngloGold") and its predecessors, the Company announced historical resource estimates for the Big Springs property. The estimates were prepared by Independence Mining Co., Inc. ("Independence") in 1994 and by Pincock Allen Holt Co., Inc. ("PAH") consultants to Independence, in 1992. The estimates pre-date NI 43-101 and are considered historic in nature.

The Independence global estimates were prepared from the total data available as of February 1, 1994 using 70-foot flat polygon assignments, with no capping of grades and no "single-hole" cases. These estimates were at a number of cut-off grades, two of which are reported below:

Cut-off Grade Opt Au	Tons	Average Grade (opt Au)	Ounces Au
0.025	13,014,972	0.065	850,428
0.050	5,215,174	0.111	578,437

PAH was commissioned by Independence to provide an estimate of the potential resource available for underground mining for both the Big Springs mine and the Jerritt Canyon mine. In the report, dated July 7, 1992, PAH estimated the potential resources available in the North Sammy Creek and South Sammy Creek areas at Big Springs. They classified these as Measured and Indicated Resources (no more than 25 feet from a drill hole) or Inferred Resources (greater than 25 feet, but no more than 50 feet from a drill hole). The results of the PAH estimates are as follows:

Resource	Tons	Average Grade (opt Au)	Ounces Au
Measured and Indicated	904,222	0.288	260,760
Inferred	517,136	0.248	128,056
TOTAL RESOURCES	1,421,358	0.273	388,816

The Company also announced initial results from a program of drilling on the Crusher target in the Big Springs area. The Crusher target is located approximately 200 metres northeast of the North Sammy pit at Big Springs. Geological mapping by the Company's technical staff and drilling by the former operator has suggested the presence of two separate mineralized zones within the Crusher Target. The Crusher B zone was drill tested by hole GW05-166 which intersected 135 feet grading 0.122 opt (4.18g/t) from 130 feet to 265 feet including 20 feet grading 0.525 opt gold (18.00 g/t). The hole was drilled underneath a 10 foot intercept grading 0.492 opt (16.87 g/t) drilled by the former operator. Hole GW05-166 was designed to better define the geometry of the Crusher B zone. The results substantially improved the exploration potential of the zone by increasing both the grade and thickness of the mineralized zone.

Hole GW05-172 drill tested the Crusher A zone and intersected 25 feet grading 0.818 opt gold (28.05 g/t) beginning at a depth of 70 feet in the hole. GW05-172 was a vertical hole and offset a hole drilled by the previous operator, which returned 20 feet grading 0.580 opt gold (19.89 g/t). The Company's hole was designed to better define the geometry and orientation of the Crusher A zone. The intersection has confirmed that the zone carries thick intercepts of high grade gold mineralization and has provided direction for further drill testing of this attractive target.

Thirty-eight holes were also drilled within the Brien's structural corridor, which is believed to be one of the main conduits for gold mineralization in the district. The Company's interest in the structure resulted from Hole GW04-55c, which intersected 124 feet grading 0.222 opt gold (7.54g/t) in 2004.

Twenty-six of these holes intersected significant gold values which range from 0.031 opt (1.07g/t) to 0.201 opt (6.88 g/t) over core intervals ranging from 20 feet to 150 feet. Highlights of the drilling include Hole GW05-234, which returned 135 feet grading 0.103 opt (3.5 g/t) and GW05-231, which returned 130 feet grading 0.084 opt (2.88 g/t).

The northerly trending structural zone is up to 100 feet wide and is at least 3,500 feet long. Three former open pit mines are located on the structure. The South Sammy pit is positioned on the southern part of the zone, the 701 pit is in the middle of the zone and the 401 is at the northerly end. The zone is characterized by significant intervals of high-grade gold values within long intervals of lower grade gold mineralization.

On 30 January 2006, Gateway announced that Gustavson Associates, LLC of Boulder, Colorado had completed an initial resource estimate for the Big Springs, Mac Ridge, and Dorsey Creek projects. The

results of this estimate were considered to be in the inferred category and are summarized in the following table:

Table 1-1 Summary of Inferred Resources - Big Springs

Cutoff Grade Opt Gold	Total Tons	Average Grade (opt)	Average Grade (g/t)	Contained Ounces Gold
0.300	468,000	0.450	15.43	211,000
0.250	616,000	0.406	13.92	250,000
0.200	914,000	0.345	11.83	315,000
0.150	1,534,000	0.274	9.39	420,000
0.100	2,992,000	0.198	6.79	592,000
0.050	8,353,000	0.113	3.87	944,000
0.025	15,415,000	0.078	2.67	1,195,000

The "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Mineral Porperties, Independence Mountains District, Elko County, Nevada, U.S.A." by G.R. Peatfield, Ph.D., and J.W. Rozelle, P.G., for Gateway Gold Corp., dated 14 March 2006 is available on SEDAR and at the Company's website..

Work on these three properties has outlined valid targets for expanded programs. Planned work for the 2006 field season includes continued compilation and interpretation; detailed geological and chemical surveys in selected areas, especially at Mac Ridge; and diamond or reverse circulation drilling on four properties. The bulk of the drilling will be at Big Springs and Golden Dome, to further outline known zones of mineralized rock, to test other conceptual targets in the hope of finding additional zones, to provide data for revised resource calculations, and to continue to test Lower Plate rocks intersected in one deep hole under the South Sammy Pit area in 2005. Drilling at Mac Ridge and to some extent at Dorsey Creek will be much more "early stage", designed to test a conceptual target in Lower Plate rocks at depth at Mac Ridge, and deep targets and possibly Lower Plate rocks at Dorsey Creek. Commencement times for much of the planned drilling are dependent on receipt of permits.

At the **Dorsey Creek** property, located 3 kilometres south-west of Big Springs, several anomalous areas delineated by the integration of geology, geochemistry and geophysics were drill-tested in November and December 2004 and during 2005. Six of the twelve holes drilled in the two programs encountered anomalous gold-arsenic-antimony mineralization over thick intervals. The gold grades encountered to date are not potentially economic but confirm that the large gold system identified by surface work continues to depth. Additional drilling is planned in 2006.

The **Golden Dome** property, located about 5 kilometres south of the Big Springs property and 8 kilometres north of the Jerritt Canyon Mine is overlain by a thin veneer of glacial overburden. Interpretation of technical data suggests that the same geologic situation that hosts the Jerritt Canyon orebodies underlies the overburden at Golden Dome. Work completed in 2004 included geophysical surveying and reverse circulation drilling. Four holes were drilled to test geochemical and geophysical targets. Several zones anomalous in gold were encountered, and three holes were drilled in 2005 to further evaluate the targets. All three holes encountered Lower Plate rocks beginning approximately 400 feet below surface. One hole encountered a mineralized interval in Lower Plate rocks grading 0.039 opt gold (1.33 g/t) over 25 feet. Lower Plate rocks are the hosts for ore bodies at nearby Jerritt Canyon and other major gold deposits in Nevada including those in the Cortez trend. The occurrence of Lower plate rocks was not previously known at Golden Dome and their discovery greatly enhances the gold potential for the property. Further drilling is being undertaken in 2006.

The **Jack Creek** property originally comprised some 300 claims and is located immediately south-west of the Dorsey Creek property. Geologically, the property appears similar to the Dorsey Creek property and has a known presence of silicification and gold occurrences. The 2004 program comprising mapping and rock sampling indicated several areas of potential interest. Surface investigation of these areas has been carried out during the 2005 summer program and as a result the claim block has been reduced to 53 claims in size. The company plans to seek a partner on this property.

The **Island Mountain** property is a low grade, open pittable gold prospect located about 20 kilometres north-east of the Big Springs property. In 2003, the Company completed 27 drill holes to test six separate targets and 21 holes intersected gold mineralization with mineralized intervals ranging between 5 to 50 feet with gold grades between 0.015 and 0.121 opt. Four separate zones have been established on the property based on clusters of gold-bearing drill holes and geophysical targets. By the end of 2003, approximately 8,000 feet of drilling had been completed. Results from drill holes in 3 different areas have returned gold intersections of at least 1.0 gram gold per tonne over minimum lengths of 10 feet. During 2004, 27,000 feet of drilling was completed to further test the targets developed in 2003. The company plans to seek a partner on this property.

FINANCIAL RESULTS OF OPERATIONS

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

FINANCIAL DATA FOR THE LAST EIGHT QUARTERS

Three Months Ended	Mar-06	Dec-05	Sep-05	Jun-05	Mar-05	Dec-04	Sep-04	Jun-04
Total Revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss before stock-based compensation expense	$246,791	$187,061	$166,489	$146,248	$279,925	$155,130	$123,737	$227,685
Stock-based compensation	$170,414	$460,888	$275,362	$265,429	$663,378	$575,597	$668,457	$329,236
Loss for the quarter	$417,205	$647,949	$441,851	$411,677	$943,303	$730,727	$792,194	$556,921
Loss per share	$0.02	$0.03	$0.02	$0.02	$0.04	$0.03	$0.04	$0.03

The Company completed its initial public offering in June 2003 and increased its exploration activities on its Nevada properties soon thereafter. As the Company's exploration activities increased, so did its administrative and regulatory activities, and its loss per quarter (before stock-based compensation expense). This trend continued through to the end of the second quarter of 2004, at which point the Company had incurred most of the costs of start-up, as well as the increased legal, audit, and regulatory costs incurred to complete its first year as a public company, close a private placement for $9,900,000, and meet the requirements for listing on the senior exchange. In addition, the Company opened a new head office in May 2004. The reduced loss before stock-based compensation for September 2004 includes a $48,940 foreign exchange gain. Results for the first quarter ending in March include the costs of the Company's annual filings, preparation of annual general meeting materials, and increased investor relations costs, which are not experienced in the other quarters, therefore, the loss for this quarter is traditionally higher than for the other quarters.

Stock-based compensation is recognized as stock options vest, which varies due to the timing of the vesting provisions of the various stock option grants that the Company has made. The number of options that vested was higher in the quarters ended September 30, 2004, December 31, 2004, March 2005, and December 31, 2005 than in the other quarters presented.

CURRENT QUARTER ANALYSIS

The Company's operations during the quarter produced a net loss of $417,205 or $0.02 per share compared to a net loss of $943,303 or $0.04 per share for the same quarter in 2005. As the Company has not owned any revenue-producing resource properties, no mining revenues have been recorded to date. The decrease in the loss from the same quarter of 2005 resulted from a general reduction in administrative costs, now that the Company has set up all of its administrative systems and offices, and a significant reduction in stock-based compensation expense.

The most notable decreases in general and administrative expenses for the quarter under review were in office, rent and miscellaneous costs, which decreased by $25,086. Promotion and public relations and travel and accommodation costs decreased by $9,894 compared to the same quarter in 2005. Interest income was higher in 2005 due to the additional funds on hand from the private placement that closed late in the first quarter of 2004. Stock-based compensation expense decreased compared to the prior quarter due to the reduction in the number of options that vested during the quarters. The estimated expense totalled $170,414 for Q1 2006 compared to $663,378 in Q1 2005.

During the quarter, the Company carried out relatively limited field work on its mineral properties due to weather constraints. However, the Company did continue its environmental and permitting work and technical compilation work on the properties. A total of $351,822 was spent on the properties during the current quarter, which includes $53,529 for stock-based compensation relating to geological personnel. This compares to $490,790 and $25,249, respectively, incurred in the same quarter of 2005.

LIQUIDITY AND CAPITAL RESOURCES

Gateway has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

Working capital as at March 31, 2006 was $1,756,040 compared to $2,297,490 at December 31, 2005. The reduction for the quarter of $514,450 results from the cash cost of operations of $241,066 and additional cash investments in long-term assets of $300,384. The resultant working capital is considered sufficient to meet the Company's administrative overhead and minimum property expenditure requirements for the next two years (See *Subsequent Event*).

The Company has entered into a five-year lease agreement for office premises, effective May 1, 2004. The lease calls for minimum annual lease payments (based on 2004 operating costs) of $303,080 over the five-year term as follows:

Fiscal Year		Amount
2006		68,849
2007		70,306
2008		73,223
2009		24,894
	$	237,272

The Company has management services agreements with two of its directors that call for an aggregate of $16,500 per month. The contracts are for rolling three-year terms that renew automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate these contracts without cause, it would become liable for the total amounts payable under the contracts for the remaining terms.

The Company has mineral expenditure requirements under its property agreement, which calls for expenditures of $70,000 per year. The Company has incurred all required expenditures to date. In addition, the agreement calls for advance royalty payments of $100,000 per year beginning in fiscal 2009. However, as the Company has the option to terminate this agreement if technical results from the properties do not warrant further exploration, these expenditure requirements are not firm commitments.

OUTSTANDING SHARE DATA

As at March 31, 2006, the Company had 22,696,032 (diluted – 26,888,282) common shares issued and outstanding versus 22,696,032 (diluted – 26,208,282) at December 31, 2005. The increase in the diluted shares reflects the granting of 680,000 options to employees and consultants of the Company during the quarter.

Issued and diluted shares outstanding as at the date hereof are 32,286,170 and 41,273,489 respectively. The increase in the issued and outstanding shares from 31 March 2006 reflects the subsequent completion of a brokered and non-brokered private placement, which resulted in the issuance of 9,590,138 shares and 4,795,069 warrants (See *Subsequent Event*).

Actual future funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity and foreign exchange fluctuations. Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. Historically the capital requirements of the Company have been met by equity subscriptions. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing may be favourable.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at 31 March 2006 or the date hereof.

RELATED PARTY TRANSACTIONS

Material transactions with related parties during the quarter include management fees and salaries of $58,500 ($55,500 in 2005) paid to directors or companies controlled by directors. The Company currently relies heavily on its directors and officers to provide many of the services needed to manage its exploration and administrative activities. These amounts include payments to three directors for services rendered in overseeing the Company's exploration activities, administrative functions, and regulatory and filing requirements. The Company currently has no employees on staff to manage some of these functions. The Company also paid $20,716 ($8,715 in 2005) in legal fees and disbursements to a law firm, a partner of which is a director of the Company. The Company received $12,000 ($12,000 in 2005) for the provision of rent and office services to a Company related by certain directors in common.

CRITICAL ACCOUNTING ESTIMATES

Mineral Property Costs

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are capitalized by project. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold. The amounts shown for mineral interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

The operations of the Company may, in the future, be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries

Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The Company recognizes all stock-based awards made to employees and non-employees using the Black-Scholes Option-Pricing Model, a fair-value based method.

CHANGES IN ACCOUNTING POLICIES

There were no changes in existing accounting policies or adoptions of new accounting policies in the quarter.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, GST and other amounts receivable, reclamation bonds and accounts payable. Cash and reclamation bonds earn interest at a market rates. The Company maintains most of its cash in Canadian dollars; however, the reclamation bonds are denominated in US dollars and are therefore subject to changes in fair value due to fluctuations in exchange rates. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

DISCLOSURE CONTROLS AND PROCEDURES

The Company continues to refine its disclosure controls and procedures from time to time, and the CEO and CFO have concluded that, during the quarter, the process effectively ensured that material information was accumulated and communicated to management in sufficient time for management to make decisions regarding the Company's disclosure required by securities legislation.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical. Following are the risk factors most applicable to the Company:

INDUSTRY

Exploring and developing mineral resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and employs experienced consulting, engineering, insurance and legal advisors to assist in its risk management reviews.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

METAL PRICES

At present the principal activity of the Company is the exploration and development of gold resource properties. The feasible development of such properties is highly dependent upon the price of gold. A sustained and substantial decline in commodity gold prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties. Although such prices cannot be forecasted with certainty, the Company carefully monitors factors that could affect gold commodity prices in order to assess the feasibility of its resource projects.

MANAGEMENT

Gateway is very dependent upon the personal efforts and commitments of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Gateway could result, and other persons would be required to manage and operate the Company.

ENVIRONMENTAL

Exploration and development projects are subject to the environmental laws and regulations of the country within which the Company is conducting its operations. As such laws are subject to change, the Company carefully monitors proposed and potential changes, and ensures that it is and will be in strict compliance.

Various non-governmental organizations dedicated to environmental protection monitor, amongst others, the mining industry. These organizations have in the past commenced actions with the regulatory agencies or the courts to prevent or delay mining activities.

INVESTOR RELATIONS ACTIVITIES

With respect to public relations, the Company provides information from its corporate offices to investors and brokers directly.

SUBSEQUENT EVENT

Subsequent to 31 March 2006, the Company raised gross proceeds of $11,889,340 by way of brokered and non-brokered private placements totalling 9,511,472 units at a price of $1.25 per unit ("Unit"). Each Unit consists of one common share of the Company and one half of a share purchase warrant with each whole warrant entitling the holder to purchase an additional common share of the Company for a period of one year at a price of $1.60. The Company paid a cash commission of 7% on 5,123,800 Units and issued 280,000 agent's options with an exercise price of $1.25. Each agent option consists of one unit with the same terms as the private placement Units. In addition, the Company issued 78,666 Units as finder's fees. Portions of the private placements were issued as special warrants, which were converted without further consideration into Units upon shareholder approval at the Company's recent annual general meeting.

FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Nevada will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this interim Management Discussion and Analysis. A copy will be provided to anyone who requests it.

Respectfully submitted
On Behalf of the Board of Directors

"Michael D. McInnis"

Michael D. McInnis, P. Eng. President & CEO

Form 52-109FM2 – Certification of Interim Filings

I, **Michael D. McInnis,** Chief Executive Officer of **Gateway Gold Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Gateway Gold Corp.** (the issuer) for the period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 12, 2006

"Michael D. McInnis"

Michael D. McInnis, Chief Executive Officer

Form 52-109FM2 – Certification of Interim Filings

I, **Michael Raftery,** Chief Financial Officer of **Gateway Gold Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Gateway Gold Corp.** (the issuer) for the period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 12, 2006

"Michael Raftery"

Michael Raftery, Chief Financial Officer


RECEIVED

GATEWAY GOLD CORP.

Suite 906 – 595 Howe Street
Vancouver, BC, V6C 2T5
Tel: 604.801.6040
Fax: 604.801.6075
website: www.gatewaygold.com

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

30 June 2006

Unaudited

MANAGEMENT COMMENT

These interim consolidated financial statements for the six months ended June 30, 2006 have been prepared by management and have not been subject to review by the Company's auditors.

Gateway Gold Corp. Statement 1

Interim Consolidated Balance Sheets

Canadian Funds
Unaudited

ASSETS	30 June 2006	31 December 2005
Current		
Cash	$ 12,379,274	$ 2,633,899
Amounts receivable	55,928	51,412
Prepaid expenses	7,428	11,893
	12,442,630	2,697,204
Reclamation Bonds	371,249	298,176
Mineral Property Costs – *Schedule (Note 4)*	17,297,779	15,831,942
Plant and Equipment *(Note 5)*	89,028	99,356
	$ 30,200,686	$ 18,926,678

LIABILITIES		
Current		
Accounts payable and accrued liabilities		
- trade	$ 627,435	$ 374,847
- related parties	27,636	24,867
	655,071	399,714
Commitments *(Note 10)*		

SHAREHOLDERS' EQUITY		
Share Capital *(Note 6)*	31,599,365	20,258,145
Contributed Surplus *(Note 6c)*	4,697,035	4,324,326
Deficit - *Statement 2*	(6,750,785)	(6,055,507)
	29,545,615	18,526,964
	$ 30,200,686	$ 18,926,678

ON BEHALF OF THE BOARD:

"Michael D. McInnis"
_________________________, Director

"James Robertson"
_________________________, Director

- See Accompanying Notes -

Gateway Gold Corp.

Statement 2

Interim Consolidated Statements of Loss and Deficit

Canadian Funds
Unaudited

	For the Three Months Ended 30 June		For the Six Months Ended 30 June	
	2006	2005	**2006**	2005
Expenses (Income)				
Amortization	**$ 5,766**	$ 7,173	**$ 11,491**	$ 13,920
Consulting fees	**875**	4,516	**1,050**	11,485
Foreign exchange loss (gain)	**12,788**	(2,866)	**11,912**	11,020
General exploration	**1,359**	-	**1,359**	-
Management fees	**30,000**	55,500	**77,000**	111,000
Office recoveries	**(12,000)**	(12,000)	**(24,000)**	(24,000)
Office, rent and miscellaneous	**25,757**	(896)	**50,882**	49,315
Professional fees	**46,441**	13,119	**67,136**	42,237
Promotion and public relations	**65,364**	69,123	**162,210**	175,863
Salaries and wages	**55,912**	18,160	**84,057**	33,721
Stock-based compensation *(Note 6e)*	**107,067**	265,429	**277,481**	928,807
Stock exchange and filing fees	**669**	1,595	**17,955**	17,910
Telephone and facsimile	**2,502**	2,726	**5,032**	5,853
Transfer agent and shareholder information	**10,046**	3,838	**20,532**	9,403
Travel and accommodation	**17,351**	22,086	**36,974**	44,230
Loss Before the Under-Noted	**369,897**	447,503	**801,071**	1,430,764
Interest income	**(91,824)**	(35,826)	**(105,793)**	(75,784)
Loss for the Period	**278,073**	411,677	**695,278**	1,354,980
Deficit - beginning of period	**6,472,712**	4,554,030	**6,055,507**	3,610,727
Deficit – End of Period	**$ 6,750,785**	$ 4,965,707	**$ 6,750,785**	$ 4,965,707
Loss Per Share - Basic and Diluted	**$ 0.01**	$ 0.02	**$ 0.03**	$ 0.06
Weighted-Average Shares Outstanding	**29,740,552**	21,558,329	**26,237,752**	21,254,962

- See Accompanying Notes -

Gateway Gold Corp. Statement 3

Interim Consolidated Statements of Cash Flows

Canadian Funds
Unaudited

Cash Resources Provided By (Used In)	For the Three Months Ended 30 June		For the Six Months Ended 30 June	
	2006	2005	**2006**	2005
Operating Activities				
Loss for the period	**$ (278,073)**	$ (411,677)	**$ (695,278)**	$ (1,354,980)
Items not affecting cash				
Amortization	**5,766**	7,173	**11,491**	13,920
Stock-based compensation	**107,067**	265,429	**277,481**	928,807
	(165,240)	(139,075)	**(406,306)**	(412,253)
Net change in non-cash working capital				
Amounts receivable	**1,616**	(7,063)	**(4,516)**	19,116
Prepaid expenses	**3,516**	(29)	**4,465**	(4,206)
Accounts payable and accrued liabilities				
- trade	**(5,133)**	(22,944)	**11,354**	(4,967)
- related parties	**1,468**	17,866	**2,769**	33,024
	(163,773)	(151,245)	**(392,234)**	(369,286)
Investing Activities				
Reclamation bonds	**(71,791)**	(3,659)	**(73,073)**	(5,049)
Mineral property costs	**(474,246)**	(577,593)	**(1,059,375)**	(1,332,782)
Plant and equipment	**(354)**	(6,920)	**(1,163)**	(10,662)
	(546,391)	(588,172)	**(1,133,611)**	(1,348,493)
Financing Activities				
Share capital issued for cash	**11,889,340**	626,419	**11,889,340**	756,075
Share subscriptions received	**(5,270,787)**	-	**-**	-
Share issuance costs	**(618,120)**	-	**(618,120)**	-
	6,000,433	626,419	**11,271,220**	756,075
Net Increase (Decrease) in Cash	**5,290,269**	(112,998)	**9,745,375**	(961,704)
Cash position - beginning of period	**7,089,005**	7,340,846	**2,633,899**	8,189,552
Cash Position - End of Period	**$ 12,379,274**	$ 7,227,848	**$ 12,379,274**	$ 7,227,848

Supplementary Disclosure of Non-Cash Investing and Financing Transactions				
Shares issued for mineral properties	**$ 70,000**	$ -	**$ 70,000**	$ -
Increase (decrease) in mineral property accounts payable	**$ 528,070**	$ 22,136	**$ 241,234**	$ (267,512)
Fair value of stock options exercised	**$ -**	$ -	**$ -**	$ 6,638
Stock-based compensation recorded as mineral property costs	**$ 41,699**	$ 25,249	**$ 95,228**	$ 50,498

- See Accompanying Notes -

Gateway Gold Corp. Schedule

Interim Consolidated Schedules of Mineral Property Costs

Canadian Funds
Unaudited

	For the Three Months Ended 30 June		For the Six Months Ended 30 June	
	2006	2005	**2006**	2005
Big Springs, Nevada				
Camp and general	**$ 58,158**	$ 38,952	**$ 81,559**	$ 41,866
Consulting	**6,044**	24,790	**20,063**	34,165
Drilling	**391,448**	62,768	**397,216**	62,768
Environmental and permitting	**28,321**	90,097	**62,441**	163,331
Engineering	**31,780**	-	**31,780**	-
Geochemical	**5,226**	6,777	**10,245**	11,036
Geological	**98,395**	133,302	**188,996**	225,869
Geophysical	**-**	499	**-**	1,020
Helicopters	**-**	-	**2,661**	-
Lease, licenses, and taxes	**-**	15,666	**-**	15,666
Option payments *(Note 4a and 6b)*	**23,333**	-	**23,333**	-
Project management	**12,866**	22,071	**23,852**	38,240
Reclamation	**3,951**	1,350	**3,951**	1,350
Report preparation	**256**	-	**256**	-
Roadwork	**19,075**	13,971	**22,458**	13,971
Staking	**323**	2,227	**1,709**	2,227
Stock-based compensation *(Note 6e)*	**20,850**	6,312	**47,615**	12,624
Surveying	**1,235**	6,629	**1,710**	6,629
Transportation	**19,467**	20,678	**34,060**	33,508
	720,728	446,089	**953,905**	664,270
Dorsey Creek, Nevada				
Camp and general	**1,367**	38,204	**3,501**	45,801
Consulting	**1,869**	1,249	**7,208**	20,605
Drilling	**7,033**	18,627	**9,505**	126,531
Environmental and permitting	**4,965**	-	**10,549**	-
Geochemical	**-**	306	**-**	34,583
Geological	**1,075**	3,357	**4,606**	12,946
Lease, licenses and taxes	**-**	12,730	**-**	12,730
Project management	**-**	2,225	**-**	7,056
Reclamation	**-**	1,350	**-**	1,350
Roadwork	**-**	9,447	**-**	54,184
Stock-based compensation *(Note 6e)*	**4,170**	6,313	**9,523**	12,626
Surveying	**-**	1,081	**217**	1,081
Transportation	**660**	7,686	**1,846**	9,932
	21,139	102,575	**46,955**	339,425
Island Mountain, Nevada				
Camp and general	**148**	1,093	**1,008**	1,093
Consulting	**-**	-	**-**	748
Environmental and permitting	**1,137**	-	**6,980**	-
Geochemical	**429**	263	**429**	659
Geological	**-**	-	**-**	2,302
Lease, licenses, and taxes	**-**	7,081	**-**	12,020
Option payments *(Note 4a and 6b)*	**23,333**	-	**23,333**	-
Stock-based compensation *(Note 6e)*	**-**	6,312	**-**	12,624
Transportation	**126**	-	**1,143**	-
	25,173	14,749	**32,893**	29,446
Balances Carried Forward	**$ 767,040**	$ 563,413	**$ 1,033,753**	$ 1,033,141

- See Accompanying Notes -

Gateway Gold Corp. Schedule – *cont'd*

Interim Consolidated Schedules of Mineral Property Costs

Canadian Funds
Unaudited

	For the Three Months Ended 30 June		For the Six Months Ended 30 June	
	2006	2005	**2006**	2005
Balances Brought Forward	**$ 767,040**	$ 563,413	**$ 1,033,753**	$ 1,033,141
Golden Dome, Nevada				
Camp and general	**24,478**	9,508	**29,533**	10,399
Consulting	**3,271**	-	**6,702**	560
Drilling	**180,428**	695	**180,428**	6,683
Environmental and permitting	**15,888**	-	**32,854**	-
Geochemical	**4,284**	246	**4,284**	642
Geological	**7,673**	-	**13,889**	1,137
Helicopters	**1,352**	-	**4,013**	-
Lease, licenses, and taxes	**-**	20,640	**-**	20,640
Option payments *(Note 4a and 6b)*	**23,334**	-	**23,334**	-
Project management	**11,968**	568	**22,954**	568
Roadwork	**13,525**	-	**13,525**	-
Staking	**27,063**	-	**28,449**	-
Stock-based compensation *(Note 6e)*	**10,425**	6,312	**23,807**	12,624
Surveying	**1,235**	433	**1,450**	433
Transportation	**8,052**	301	**10,798**	636
	332,976	38,703	**396,020**	54,322
Jack Creek, Nevada				
Camp and general	**-**	1,030	**29**	1,187
Consulting	**-**	-	**-**	374
Environmental and permitting	**-**	1,286	**-**	4,973
Geological	**-**	4,954	**262**	5,129
Project Management	**-**	567	**-**	567
Transportion	**-**	1,335	**-**	1,335
	-	9,172	**291**	13,565
Mac Ridge, Nevada				
Camp and general	**624**	163	**1,999**	163
Consulting	**1,869**	-	**8,519**	-
Drilling	**-**	2,557	**-**	2,557
Geochemical	**3,317**	-	**3,317**	-
Geological	**1,812**	350	**7,532**	1,400
Lease, licenses and taxes	**-**	8,562	**-**	8,562
Project management	**-**	568	**-**	568
Staking	**-**	1,266	**-**	1,266
Stock-based compensation *(Note 6e)*	**6,254**	-	**14,283**	-
Transportation	**123**	224	**123**	224
	13,999	13,690	**35,773**	14,740
Costs for the Period	**1,114,015**	624,978	**1,465,837**	1,115,768
Balance - beginning of period	**16,183,764**	10,568,072	**15,831,942**	10,077,282
Balance - End of Period	**$ 17,297,779**	$ 11,193,050	**$ 17,297,779**	$ 11,193,050

- See Accompanying Notes -

1. Nature of Operations and Basis of Presentation

The Company was incorporated and commenced operations on 1 May 2002, as Gateway Resources Ltd. On 18 October 2002, the Company changed its name to Gateway Gold Corp. The Company is engaged in the exploration and development of mineral properties. Unless otherwise noted, all amounts presented in these financial statements are expressed in Canadian dollars.

2. Significant Accounting Policies

a) **Consolidation**

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Gateway Gold (USA) Corp., which has been accounted for using the purchase method.

b) **Basis of Presentation**

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended 31 December 2005.

3. Financial Instruments

The Company's financial instruments consist of cash, amounts receivable, reclamation bond, and accounts payable, some of which are denominated in U.S. dollars and are subject to fluctuations in foreign exchange rates. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

4. Mineral Property Costs

a) By an agreement dated 23 December 2002, the Company purchased a 100% interest in certain mineral claims located in the Jerritt Canyon area of Nevada, USA. Consideration for the purchase is as follows:

- a cash payment of $10,000 (paid);
- a staged issuance of shares from treasury in tranches of 200,000 shares beginning on 17 June 2003, and thereafter every twelve months until a total of 1,000,000 shares have been issued. To 30 June 2006, the Company has issued 800,000 shares; and
- incurring $100,000 in expenditures on the properties by 31 December 2002 and incurring $70,000 in expenditures in each subsequent year (incurred to date) until the share issuances are completed.

4. Mineral Property Costs - *Continued*

a) *Continued*

The properties are subject to net smelter return royalties of 2% - 3%. Beginning on the seventh anniversary of the agreement, the Company must pay annual advance royalty payments of $100,000.

The Company has signed an agreement with a former operator of the Big Springs project to acquire technical information on the property. The Company issued 60,000 shares to the former operator and has agreed to issue an additional 120,000 shares upon commencement of commercial production at Big Springs.

b) The Company has staked additional claims comprising the Jack Creek, Dorsey Creek, and Mac Ridge properties. The Mac Ridge claims and various of the Dorsey Creek claims lie within the area of interest covered by the 23 December 2002 Big Springs agreement.

c) Details of cumulative expenditures are as follows:

	Acquisition	Exploration	**Total 30 June 2006**	Total 31 December 2005
Mineral Properties, Nevada, USA				
Big Springs	$ 134,883	$ 10,393,987	**$ 10,528,870**	$ 9,574,965
Dorsey Creek	-	1,999,189	**1,999,189**	1,952,234
Golden Dome	199,343	1,833,129	**2,032,472**	1,636,452
Island Mountain	144,835	2,119,786	**2,264,621**	2,231,728
Jack Creek	128,725	141,466	**270,191**	269,900
Mac Ridge	19,212	183,224	**202,436**	166,663
	$ 626,998	$ 16,670,781	**$ 17,297,779**	$ 15,831,942

5. Plant and Equipment

	Cost	Accumulated Amortization	**30 June 2006 Net Book Value**	31 December 2005 Net Book Value
Furniture and fixtures	$ 85,410	$ 32,244	**$ 53,166**	$ 58,505
Computer equipment	43,961	22,431	**21,530**	24,686
Field equipment	15,400	4,756	**10,644**	11,826
Leasehold improvements	6,509	2,821	**3,688**	4,339
	$ 151,280	$ 62,252	**$ 89,028**	$ 99,356

6. Share Capital

a) Authorized share capital consists of an unlimited number of common shares without par value.

b) Issued and outstanding:

	2006			2005		
	Number		**Amount**	Number		Amount
Balance – beginning of period	**22,696,032**	**$**	**20,258,145**	20,916,383	$	19,371,544
Issued and fully paid:						
Private placement – brokered *(i)*	**4,000,000**		**5,000,000**	-		-
Private placement – non-brokered *(i)*	**5,511,472**		**6,889,340**	-		-
Finders' fees *(i)*	**78,666**		**-**	-		-
Exercise of warrants	**-**		**-**	1,494,649		747,325
Exercise of options	**-**		**-**	25,000		8,750
Share issuance costs	**-**		**(618,120)**	-		-
Property shares *(Note 4a)*	**200,000**		**70,000**	-		-
Fair value of stock options exercised *(Note 6e)*	**-**		**-**	-		6,638
Balance – end of period	**32,486,170**	**$**	**31,599,365**	22,436,032	$	20,134,257

(i) During the period, the Company raised gross proceeds of $11,889,340 by way of brokered and non-brokered private placements totalling 9,511,472 units at a price of $1.25 per unit ("Unit"). Each Unit consists of one common share of the Company and one half of a share purchase warrant with each whole warrant entitling the holder to purchase an additional common share of the Company for a period of one year at a price of $1.60. In addition to corporate finance fees, legal costs and filing fees, the Company paid a cash commission of 7% on 5,123,800 Units and issued 280,000 agent's options with an exercise price of $1.25. Each agent option consists of one unit with the same terms as the private placement Units. The Company also issued 78,666 Units as finder's fees. Portions of the private placements were issued as special warrants, which were converted without further consideration into Units upon shareholder approval at the Company's annual general meeting.

c) **Contributed Surplus**

Details are as follows:

		2006		2005
Balance - beginning of period	**$**	**4,324,326**	$	2,530,436
Stock-based compensation *(Note 6e)*		**372,709**		979,305
Fair value of stock options exercised in period *(Note 6e)*		**-**		(6,638)
Balance - end of period	**$**	**4,697,035**	$	3,503,103

6. Share Capital - *Continued*

d) Stock Options

At 30 June, the Company had stock options outstanding as follows:

	Grant Date	2006	2005	Exercise Price	Expiry Date
Directors and officers	6 January 2003	735,000	735,000	$ 0.35	17 June 2008
Consultants	6 January 2003	100,000	125,000	$ 0.35	17 June 2008
Director	26 March 2003	90,000	90,000	$ 0.35	17 June 2008
Directors, officers, employees	30 July 2003	172,250	172,250	$ 1.12	30 July 2008
Consultant	30 July 2003	125,000	125,000	$ 1.12	30 July 2008
Directors and officers	29 September 2003	695,000	695,000	$ 2.09	29 September 2008
Consultant	29 September 2003	100,000	100,000	$ 2.09	29 September 2008
Director	30 April 2004	125,000	125,000	$ 2.04	30 April 2009
Employees and consultants	30 June 2004	195,000	195,000	$ 2.12	30 June 2009
Directors, officers, employees	15 July 2004	1,000,000	1,000,000	$ 2.15	15 July 2009
Consultant	9 November 2004	75,000	75,000	$ 1.35	9 November 2009
Consultant	19 January 2005	50,000	50,000	$ 1.50	19 January 2010
Consultant	11 August 2005	50,000	-	$ 1.31	11 August 2010
Employees and consultants	28 February 2006	680,000	-	$ 1.49	28 February 2011
Directors, officers, employees	30 May 2006	165,000	-	$ 1.40	30 May 2011
		4,357,250	3,487,250		

The outstanding options have a weighted-average exercise price of $1.52 and the weighted-average remaining life of the options is 2.95 years. As at 30 June 2006, 3,665,375 (2005 – 2,782,875) of these options had vested.

e) Stock-Based Compensation

For the periods ended 30 June, the Company issued stock options to its directors, officers and employees and recognized stock-based compensation as follows:

	2006	2005
Total options granted	**845,000**	50,000
Weighted-average exercise price	**$ 1.47**	$ 1.50
Estimated fair value of compensation	**$ 948,547**	$ 56,930
Estimated fair value per option	**$ 1.12**	$ 1.14

The fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2006	2005
Risk-free interest rate	**4.09%**	3.55%
Expected dividend yield	**0.00%**	0.00%
Expected stock price volatility	**100%**	100%
Expected option life in years	**5.00**	5.00

6. Share Capital - *Continued*

e) Stock-Based Compensation - *Continued*

The company has recorded stock-based compensation for the options that vested during the period as follows:

		2006		2005
Number of options vested in period		**493,750**		635,000
Stock-based compensation expense	**$**	**277,481**	$	928,807
Capitalized to mineral properties		**95,228**		50,498
Total compensation recognized for the period		**372,709**		979,305
Transfer to share capital – options exercised *(i)*		**-**		(6,638)
Net addition to contributed surplus for the period	**$**	**372,709**	$	972,667

(i) During the period, consultants exercised nil (2005 – 25,000) options for which the related stock-based compensation has been recorded as share capital in these financial statements.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the Company's stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

f) Warrants

At 30 June, the Company had share purchase warrants outstanding to purchase common shares as follows:

2006	2005	Exercise Price	Expiry Date
2,795,069	-	$ 1.60	10 Apr 2007
2,000,000	-	$ 1.60	21 Apr 2007
280,000	-	$ 1.25	28 Apr 2007
140,000	-	$ 1.60	21 Apr 2007
5,215,069	-		

7. Related Party Transactions

Related party transactions and balances not otherwise disclosed in these financial statements are as follows:

a) During the period, the Company paid or accrued $123,000 (2005 - $111,000) in management fees and salaries to directors and companies controlled by directors.

b) During the period, the Company paid or accrued $104,070 (2005 - $14,330) in legal fees and disbursements to a law firm, a partner of which is a director of the Company.

c) During the period, the Company paid or accrued $1,000 (2005 - $2,000) in consulting fees to parties related to directors.

7. Related Party Transactions - *Continued*

d) During the period, the Company received $24,000 (2005 - $24,000) in office rent and expense recoveries from a Company with directors in common.

The above transactions were conducted in the normal course of operations and were recorded at the exchange amount, which is the amount of consideration agreed upon between the Company and the related parties.

8. Income Taxes

The Company operates in Canada and the United States and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years. Details of income tax expense for the periods ended June 30 are as follows:

	2006	2005
Loss before income taxes for accounting purposes	$ **(695,278)**	$ (1,354,980)
Adjustments for differences between accounting and taxable income:		
Amortization	**10,056**	12,455
Stock-based compensation	**277,481**	928,807
Non-deductible and other items	**(180,013)**	(103,800)
Consolidated loss for tax purposes	**(587,754)**	(517,518)
Tax rate	**34.1%**	35.6%
Expected tax recovery for the period	**(200,424)**	(184,236)
Increase (decrease) in taxes due to:		
Foreign income at different tax rates	**29**	1,540
Current valuation allowance	**200,395**	182,696
Tax recovery for the period	$ **-**	$ -

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at 31 December 2005 are as follows:

Non-capital loss carry-forwards	$ 1,323,482
Mineral property expenditures	4,194,352
Property, plant and equipment	45,268
	5,563,102
Valuation allowance	(5,563,102)
	$ -

The Company's Canadian non-capital loss carry-forwards expire between 2009 and 2015 while the Canadian exploration expenditures may be carried forward indefinitely. The losses and exploration expenditures available to the Company in the U.S. begin to expire in 2022.

9. Segmented Information

The Company's only business activity is the exploration for and development of mineral reserves. This activity is carried out primarily in the United States. Segmented information by geographic region is as follows:

30 June 2006	Canada	United States	Elimination	Consolidated
Segment revenue	$ -	$ -	$ -	$ -
Segment operating income (loss)	$ (689,505)	$ (5,773)	$ -	$ (695,278)
Capital expenditures	$ 1,162	$ 1,465,838	$ -	$ 1,467,000
Identifiable assets	$ 28,438,789	$ 17,639,459	$ (15,877,562)	$ 30,200,686

30 June 2005	Canada	United States	Elimination	Consolidated
Segment revenue	$ -	$ -	$ -	$ -
Segment operating income (loss)	$ (1,283,369)	$ (71,611)	$ -	$ (1,354,980)
Capital expenditures	$ 3,073	$ 1,123,357	$ -	$ 1,126,430
Identifiable assets	$ 18,172,431	$ 11,557,757	$ (10,860,421)	$ 18,869,767

10. Commitments

a) The Company has entered into a five-year lease agreement for office premises effective 1 May 2004. Minimum future annual lease payments (based on 2005 operating costs) are as follows:

Fiscal Year	Amount
2006	$ 68,849
2007	70,306
2008	73,223
2009	24,894
	$ 237,272

b) The Company has management services agreements with two of its directors that call for an aggregate of $16,500 per month. The contracts are for rolling three-year terms that renew automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate these contracts without cause, it would become liable for the total amounts payable under the contract for the remaining term.

Gateway Gold Corp.
Interim Management Discussion and Analysis
For the Six-Month Period Ended June 30, 2006

Dated August 10, 2006

Management's Discussion and Analysis ("MD&A") supplements, but does not form part of, the unaudited consolidated financial statements of the Company and the notes thereto for the six months ended June 30, 2006. Consequently, the following discussion and analysis of the financial condition and results of operations for Gateway Gold Corp. ("Gateway" or the "Company") should be read in conjunction with the unaudited consolidated financial statements for the six months ended June 30, 2006 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied.

Additional information can be found on SEDAR at www.sedar.com.

GENERAL

Gateway Gold Corp. is a mineral resource company exploring for metallic minerals including precious metals. Through its wholly-owned subsidiary, Gateway Gold (USA) Corp., the Company holds an agreement for a 100% interest in the Big Springs, Island Mountain, and Golden Dome properties. The properties are located in Elko County in the Jerritt Canyon area of northeast Nevada, USA.

The properties are held under an agreement including terms whereby the Company is required to issue a total of 1,000,000 common shares to the vendors over a four-year period. A net smelter return royalty of 2-3% is also payable on any production from the properties. An initial exploration expenditure commitment of $100,000 has been completed with further annual work commitments of not less than $70,000 required during the four-year period. The Company has met all expenditure requirements to date, and has issued 800,000 common shares to the vendors. The Company has also staked the Dorsey Creek and Jack Creek properties to the southwest of the Big Springs property, and is exploring the Mac Ridge property, which is to the southeast of Big Springs. Parts of the Mac Ridge and Dorsey Creek properties lie within the areas of interest under the property agreement.

The Company recently raised gross proceeds of $11,889,340 by way of brokered and non-brokered private placements totalling 9,511,472 units at a price of $1.25 per unit ("Unit"). Each Unit consists of one common share of the Company and one half of a share purchase warrant, each whole warrant entitling the holder to purchase an additional common share of the Company for a period of one year at a price of $1.60. The Company paid a cash commission of 7% on 5,123,800 Units and issued 280,000 agent's options with an exercise price of $1.25. Each agent option consists of one unit with the same terms as the private placement Units. In addition, the Company issued 78,666 Units as finder's fees. Portions of the private placements were issued as special warrants, which were converted without further consideration into Units upon shareholder approval at the Company's annual general meeting.

MINERAL EXPLORATION

On the **Big Springs** property, drilling in 2004 and 2005 encountered significant gold intersections with widths ranging from 5 to 50 feet and gold values ranging from 0.10 ounces per ton ("opt") or 0.34 grams of gold per tonne ("g/t") to 1.28 opt or 43.52 g/t. These intercepts, taken in conjunction with previous intersections from the 2003 program, demonstrated that the mineralized zones have continuity and that the grades are in a range that could be potentially economic.

In July 2005, following a review of historical technical data acquired from the previous operator, AngloGold North America Inc. ("AngloGold") and its predecessors, the Company announced historical resource estimates for the Big Springs property (refer to News Release dated July 13, 2005). The estimates were prepared by Independence Mining Co., Inc. ("Independence") in 1994 and by Pincock Allen Holt Co., Inc. ("PAH") consultants to Independence, in 1992. The estimates pre-date NI 43-101 and are considered historic in nature.

The Independence global estimates were prepared from the total data available as of February 1, 1994 using 70-foot flat polygon assignments, with no capping of grades and no "single-hole" cases. These estimates were at a number of cut-off grades, two of which are reported below:

Cut-off Grade Opt Au	Tons	Average Grade (opt Au)	Ounces Au
0.025	13,014,972	0.065	850,428
0.050	5,215,174	0.111	578,437

PAH was commissioned by Independence to provide an estimate of the potential resource available for underground mining for both the Big Springs mine and the Jerritt Canyon mine. In the report, dated July 7, 1992, PAH estimated the potential resources available in the North Sammy Creek and South Sammy Creek areas at Big Springs. They classified these as Measured and Indicated Resources (no more than 25 feet from a drill hole) or Inferred Resources (greater than 25 feet, but no more than 50 feet from a drill hole). The results of the PAH estimates are as follows:

Resource	Tons	Average Grade (opt Au)	Ounces Au
Measured and Indicated	904,222	0.288	260,760
Inferred	517,136	0.248	128,056
TOTAL RESOURCES	1,421,358	0.273	388,816

The Company also announced initial results from a program of drilling on the Crusher target in the Big Springs area. The Crusher target is located approximately 200 metres northeast of the North Sammy pit at Big Springs. Geological mapping by the Company's technical staff and drilling by the former operator has suggested the presence of two separate mineralized zones within the Crusher Target. The Crusher B zone was drill tested by hole GW05-166 which intersected 135 feet grading 0.122 opt (4.18g/t) from 130 feet to 265 feet including 20 feet grading 0.525 opt gold (18.00 g/t). The hole was drilled underneath a 10 foot intercept grading 0.492 opt (16.87 g/t) drilled by the former operator. Hole GW05-166 was designed to better define the geometry of the Crusher B zone. The results substantially improved the exploration potential of the zone by increasing both the grade and thickness of the mineralized zone.

Hole GW05-172 drill tested the Crusher A zone and intersected 25 feet grading 0.818 opt gold (28.05 g/t) beginning at a depth of 70 feet in the hole. GW05-172 was a vertical hole and offset a hole drilled by the previous operator, which returned 20 feet grading 0.580 opt gold (19.89 g/t). The Company's hole was designed to better define the geometry and orientation of the Crusher A zone. The intersection has confirmed that the zone carries thick intercepts of high grade gold mineralization and has provided direction for further drill testing of this attractive target.

Thirty-eight holes were also drilled within the Brien's structural corridor, which is believed to be one of the main conduits for gold mineralization in the district. The Company's interest in the structure resulted from Hole GW04-55c, which intersected 124 feet grading 0.222 opt gold (7.54g/t) in 2004.

Twenty-six of these holes intersected significant gold values which range from 0.031 opt (1.07g/t) to 0.201 opt (6.88 g/t) over core intervals ranging from 20 feet to 150 feet. Highlights of the drilling include Hole GW05-234, which returned 135 feet grading 0.103 opt (3.5 g/t) and GW05-231, which returned 130 feet grading 0.084 opt (2.88 g/t).

The northerly trending structural zone is up to 100 feet wide and is at least 3,500 feet long. Three former open pit mines are located on the structure. The South Sammy pit is positioned on the southern part of the zone, the 701 pit is in the middle of the zone and the 401 is at the northerly end. The zone is characterized by significant intervals of high-grade gold values within long intervals of lower grade gold mineralization.

In January 2006, Gateway announced that Gustavson Associates, LLC of Boulder, Colorado had completed an initial resource estimate for the Big Springs, Mac Ridge, and Dorsey Creek projects (refer to

News Release dated January 30, 2006). The results of this estimate were considered to be in the inferred category and are summarized in the following table:

Table 1-1 Summary of Inferred Resources - Big Springs

Cutoff Grade Opt Gold	Total Tons	Average Grade (opt)	Average Grade (g/t)	Contained Ounces Gold
0.300	468,000	0.450	15.43	211,000
0.250	616,000	0.406	13.92	250,000
0.200	914,000	0.345	11.83	315,000
0.150	1,534,000	0.274	9.39	420,000
0.100	2,992,000	0.198	6.79	592,000
0.050	8,353,000	0.113	3.87	944,000
0.025	15,415,000	0.078	2.67	1,195,000

The "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Mineral Porperties, Independence Mountains District, Elko County, Nevada, U.S.A." by G.R. Peatfield, Ph.D., and J.W. Rozelle, P.G., for Gateway Gold Corp., dated 14 March 2006 is available on SEDAR and at the Company's website..

Work on these three properties has outlined valid targets for expanded programs. Planned work for the 2006 field season includes continued compilation and interpretation; detailed geological and chemical surveys in selected areas, especially at Mac Ridge; and diamond or reverse circulation drilling on four properties. The bulk of the drilling will be at Big Springs and Golden Dome, to further outline known zones of mineralized rock, to test other conceptual targets in the hope of finding additional zones, to provide data for revised resource calculations, and to continue to test Lower Plate rocks intersected in one deep hole under the South Sammy Pit area in 2005. Drilling at Mac Ridge and to some extent at Dorsey Creek will be much more "early stage", designed to test a conceptual target in Lower Plate rocks at depth at Mac Ridge, and deep targets and possibly Lower Plate rocks at Dorsey Creek. Commencement times for much of the planned drilling are dependent on receipt of permits.

At the **Dorsey Creek** property, located 3 kilometres south-west of Big Springs, several anomalous areas delineated by the integration of geology, geochemistry and geophysics were drill-tested in November and December 2004 and during 2005. Six of the twelve holes drilled in the two programs encountered anomalous gold-arsenic-antimony mineralization over thick intervals. The gold grades encountered to date are not potentially economic but confirm that the large gold system identified by surface work continues to depth. Additional drilling is planned in 2006.

The **Golden Dome** property, located about 5 kilometres south of the Big Springs property and 8 kilometres north of the Jerritt Canyon Mine is overlain by a thin veneer of glacial overburden. Interpretation of technical data suggests that the same geologic situation that hosts the Jerritt Canyon orebodies underlies the overburden at Golden Dome. Work completed in 2004 included geophysical surveying and reverse circulation drilling. Four holes were drilled to test geochemical and geophysical targets. Several zones anomalous in gold were encountered, and three holes were drilled in 2005 to further evaluate the targets. All three holes encountered Lower Plate rocks beginning approximately 400 metres below surface. One hole encountered a mineralized interval in Lower Plate rocks grading 0.039 opt gold (1.33 g/t) over 25 feet. Lower Plate rocks are the hosts for ore bodies at nearby Jerritt Canyon and other major gold deposits in Nevada including those in the Cortez trend. The occurrence of Lower plate rocks was not previously known at Golden Dome and their discovery greatly enhances the gold potential for the property. Further drilling is being undertaken in 2006.

The **Jack Creek** property originally comprised some 300 claims and is located immediately south-west of the Dorsey Creek property. Geologically, the property appears similar to the Dorsey Creek property and has a known presence of silicification and gold occurrences. The 2004 program comprising mapping and rock sampling indicated several areas of potential interest. Surface investigation of these areas has been carried out during the 2005 summer program and as a result the claim block has been reduced to 53 claims in size. The company has entered into an option agreement whereby the optionees may earn up to a 70% interest in the property by incurring US$1,000,000 in exploration expenditures before March 1, 2009. The optionees are planning a detailed mapping program over the claims followed by a deep drilling campaign.

The **Island Mountain** property is a low grade, gold prospect located about 20 kilometres north-east of the Big Springs property. In 2003, the Company completed 27 drill holes to test six separate targets and 21 holes intersected gold mineralization with mineralized intervals ranging between 5 to 50 feet with gold grades between 0.015 and 0.121 opt. Four separate zones have been established on the property based on clusters of gold-bearing drill holes and geophysical targets. By the end of 2003, approximately 8,000 feet of drilling had been completed. Results from drill holes in 3 different areas have returned gold intersections of at least 1.0 gram gold per tonne over minimum lengths of 10 feet. During 2004, 27,000 feet of drilling was completed to further test the targets developed in 2003. The company plans to seek a partner on this property.

FINANCIAL RESULTS OF OPERATIONS

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

FINANCIAL DATA FOR THE LAST EIGHT QUARTERS

Three Months Ended	Jun-06	Mar-06	Dec-05	Sep-05	Jun-05	Mar-05	Dec-04	Sep-04
Total Revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss before stock-based compensation expense	$171,006	$246,791	$187,061	$166,489	$146,248	$279,925	$155,130	$123,737
Stock-based compensation	$107,067	$170,414	$460,888	$275,362	$265,429	$663,378	$575,597	$668,457
Loss for the quarter	$278,073	$417,205	$647,949	$441,851	$411,677	$943,303	$730,727	$792,194
Loss per share	$0.01	$0.02	$0.03	$0.02	$0.02	$0.04	$0.03	$0.04

Results for the Company's first quarter ending in March include the costs of the Company's annual filings, preparation of annual general meeting materials, and increased investor relations costs, which are not experienced in the other quarters, therefore, the loss for this quarter is traditionally higher than for the other quarters. On average, the Company earned higher interest on excess cash on hand during fiscal 2004 than in fiscal 2005 and the first quarter of 2006. Interest income increased in the second quarter of 2006 due to the completion of private placements that increased the Company's cash position by $11,271,220. Otherwise, the results of operations before stock-based compensation are reasonably consistent for the quarters presented.

Stock-based compensation is recognized as stock options vest, which varies due to the timing of the vesting provisions of the various stock option grants that the Company has made. The number of options that vested was higher in the quarters ended September 30, 2004, December 31, 2004, March 2005, and December 31, 2005 than in the other quarters presented.

CURRENT PERIOD ANALYSIS

The Company's operations during the quarter produced a loss of $278,073 or $0.01 per share compared to a loss of $411,677 or $0.02 per share for the same quarter in 2005. The loss for the six-month period totalled $695,278 or $0.03 per share compared to a loss of $1,354,980 or $0.06 per share for the same period of 2005. As the Company has not owned any revenue-producing resource properties, no mining revenues have been recorded to date. The decrease in the loss from the same period of 2005 resulted primarily from a reduction in stock-based compensation expense.

General and administrative expenses for the six-month period under review were relatively consistent with those of 2005, except for stock-based compensation expense, a non-cash item, which decreased by $651,326 compared to the prior period amount due to the reduction in the number of options that vested during the respective periods. The estimated expense totalled $277,481 for the six months ended June 30, 2006 compared to $928,807 for the six months ended June 30, 2005.

During the six-month period, the Company carried out extensive field work on its mineral properties incurring a total of $1,465,837, which includes $95,228 for stock-based compensation relating to geological personnel. This compares to $1,115,768 and $50,498, respectively, incurred in the same period of 2005. Highlights of the exploration expenditures include $587,149 incurred for drilling and $215,285 incurred for geological work. A detailed breakdown of the various exploration costs by property is included in the mineral property schedule in the Company's quarterly financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Gateway has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

Working capital as at June 30, 2006 was $11,787,559 compared to $2,297,490 at December 31, 2005. The increase of $9,490,069 for the six-month period results from the receipt of net cash proceeds from share issuances of $11,271,220 less the cash cost of operations of $406,306 and cash investments in long-term assets of $1,374,845. The resultant working capital is considered sufficient to meet the Company's administrative overhead and minimum property expenditure requirements for the next several years.

The Company has entered into a five-year lease agreement for office premises, effective May 1, 2004. The lease calls for minimum annual lease payments (based on 2005 operating costs) over the remaining term as follows:

Fiscal Year		Amount
2006		68,849
2007		70,306
2008		73,223
2009		24,894
	$	237,272

The Company has management services agreements with two of its directors that call for an aggregate of $16,500 per month. The contracts are for rolling three-year terms that renew automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate these contracts without cause, it would become liable for the total amounts payable under the contracts for the remaining terms.

The Company has mineral expenditure requirements under its property agreement, which calls for expenditures of $70,000 per year. The Company has incurred all required expenditures to date. In addition, the agreement calls for advance royalty payments of $100,000 per year beginning in fiscal 2009. However, as the Company has the option to terminate this agreement if technical results from the properties do not warrant further exploration, these expenditure requirements are not firm commitments.

OUTSTANDING SHARE DATA

As at June 30, 2006 (and the date hereof), the Company had 32,486,170 (diluted – 42,058,489) common shares issued and outstanding versus 22,696,032 (diluted – 26,208,282) at December 31, 2005. The increases for the six-month period reflect the completion of a brokered and non-brokered private placement, which resulted in the issuance of 9,590,138 shares and 5,215,069 warrants, the issuance of 200,000 shares under the Company's property agreement, and the granting of 845,000 options to directors, employees and consultants of the Company.

Actual future funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity and foreign exchange fluctuations. Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. Historically the capital requirements of the Company have been met by equity subscriptions. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing may be favourable.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at June 30, 2006 or the date hereof.

RELATED PARTY TRANSACTIONS

Material transactions with related parties during the six-month period include management fees and salaries of $123,000 ($111,000 in 2005) paid to directors and companies controlled by directors. The Company currently relies heavily on its directors and officers to provide many of the services needed to manage its exploration and administrative activities. These amounts include payments to three directors for services rendered in overseeing the Company's exploration activities, administrative functions, and regulatory and filing requirements. The Company currently has no employees on staff to manage some of these functions. The Company also paid $104,070 ($14,330 in 2005) in legal fees and disbursements to a law firm, a partner of which is a director of the Company. The increase in legal fees is due to the work performed by this firm in relation to the Company's recent financings. The Company received $24,000 ($24,000 in 2005) for the provision of rent and office services to a Company related by certain directors in common.

CRITICAL ACCOUNTING ESTIMATES

Mineral Property Costs

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are capitalized by project. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold. The amounts shown for mineral interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

The operations of the Company may, in the future, be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries

Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The Company recognizes all stock-based awards made to employees and non-employees using the Black-Scholes Option-Pricing Model, a fair-value based method.

CHANGES IN ACCOUNTING POLICIES

There were no changes in existing accounting policies or adoptions of new accounting policies in the period.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, GST and other amounts receivable, reclamation bonds and accounts payable. Cash and reclamation bonds earn interest at a market rates. The Company maintains most of its cash in Canadian dollars; however, the reclamation bonds are denominated in US dollars and are therefore subject to changes in fair value due to fluctuations in exchange rates. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

DISCLOSURE CONTROLS AND PROCEDURES

The Company continues to refine its disclosure controls and procedures from time to time, and the CEO and CFO have concluded that, during the quarter, the process effectively ensured that material information was accumulated and communicated to management in sufficient time for management to make decisions regarding the Company's disclosure required by securities legislation.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical. Following are the risk factors most applicable to the Company:

INDUSTRY

Exploring and developing mineral resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and employs experienced consulting, engineering, insurance and legal advisors to assist in its risk management reviews.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

METAL PRICES

At present the principal activity of the Company is the exploration and development of gold resource properties. The feasible development of such properties is highly dependent upon the price of gold. A sustained and substantial decline in commodity gold prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties. Although such prices cannot be forecasted with certainty, the Company carefully monitors factors that could affect gold commodity prices in order to assess the feasibility of its resource projects.

MANAGEMENT

Gateway is very dependent upon the personal efforts and commitments of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Gateway could result, and other persons would be required to manage and operate the Company.

ENVIRONMENTAL

Exploration and development projects are subject to the environmental laws and regulations of the country within which the Company is conducting its operations. As such laws are subject to change, the Company carefully monitors proposed and potential changes, and ensures that it is and will be in strict compliance.

Various non-governmental organizations dedicated to environmental protection monitor, amongst others, the mining industry. These organizations have in the past commenced actions with the regulatory agencies or the courts to prevent or delay mining activities.

INVESTOR RELATIONS ACTIVITIES

With respect to public relations, the Company provides information from its corporate offices to investors and brokers directly.

FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Nevada will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this interim Management Discussion and Analysis. A copy will be provided to anyone who requests it.

Respectfully submitted
On Behalf of the Board of Directors

"Michael D. McInnis"

Michael D. McInnis, P. Eng. President & CEO

Form 52-109FM2 – Certification of Interim Filings

I, **Michael D. McInnis,** Chief Executive Officer of **Gateway Gold Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Gateway Gold Corp.** (the issuer) for the period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 10, 2006

"Michael D. McInnis"

Michael D. McInnis, Chief Executive Officer

Form 52-109FM2 – Certification of Interim Filings

I, **Michael Raftery,** Chief Financial Officer of **Gateway Gold Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Gateway Gold Corp.** (the issuer) for the period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 10, 2006

"Michael Raftery"

Michael Raftery, Chief Financial Officer


RECEIVED
SEP 11 P 4:07

Gateway Gold Corp.
906 – 595 Howe Street
Vancouver, BC V6C 2T5
(604) 801-6040

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Gateway Gold Corp. (hereinafter called the "Company") will be held in the offices of Gowling Lafleur Henderson LLP located at Suite 2300 – 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1, on Thursday, the 28th day of April, 2005 at the hour of 10:00 in the forenoon (local time), for the following purposes:

1. To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2004 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors therein;

2. To fix the number of directors at six;

3. To elect directors;

4. To appoint the auditors and to authorize the directors to fix their remuneration;

5. To consider and, if thought fit, to approve an ordinary resolution, of the disinterested shareholders, amending the Company's stock option plan, as more particularly described in the accompanying Information Circular; and

6. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company's audited consolidated financial statements for the fiscal year ended December 31, 2004, including Management's Discussion and Analysis of Operating Results, as well as an Information Circular, a form of proxy and an annual return form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 24th day of March, 2005.

BY ORDER OF THE BOARD
(signed) "Michael D. McInnis"
President, Chief Executive Officer and Director

VAN_LAW\ 184628\5

Gateway Gold Corp.
906 – 595 Howe Street
Vancouver, British Columbia V6C 2T5

INFORMATION CIRCULAR

(Containing information as at March 24, 2005 unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Gateway Gold Corp. (the "Company") for use at the Annual General Meeting of Shareholders of the Company (and any adjournment thereof) to be held on Thursday, April 28, 2005 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.** A proxy will not be valid unless the completed form of proxy is received by **PACIFIC CORPORATE TRUST COMPANY (the "Transfer Agent")**, of 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. Proxies delivered after that time will not be accepted.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") should note that only registered shareholders may vote at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific

instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers' clients. **Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.**

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (ie. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services ("ADP"). ADP typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. **A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote common shares directly at the Meeting. The voting instruction form must be returned to ADP (or instructions respecting the voting of common shares must be communicated to ADP) well in advance of the Meeting in order to have the common shares voted.**

This Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own ("Objecting Beneficial Owners", or "OBO's") and those who do not object to their identity being made known to the issuers of the securities they own ("Non-Objecting Beneficial Owners", or "NOBO's"). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers ("NI 54-101") issuers may request and obtain a list of their NOBO's from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers who obtain and use the NOBO list for distribution of proxy-related materials directly (not via ADP) to such NOBO's. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

The Company has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBO's. By choosing to send these materials to you directly, the Company (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result if you are a NOBO of the Company, you can expect to receive a scannable Voting Instruction Form ("VIF") from the Transfer Agent. Please complete and return the VIF to the Transfer Agent in the envelope provided or by facsimile. In addition, telephone voting and internet voting can be found in the VIF. The Transfer Agent will tabulate the results of the VIF's received from the Company's NOBO's and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIF's they receive.

The Company's OBO's can expect to be contacted by ADP or their brokers or their broker's agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. **Beneficial shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.**

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons proposed by Management as proxyholders in the accompanying form of proxy will:

(a) be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be taken; and

(b) where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL SUCH SHARES WILL BE VOTED **IN FAVOUR** OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital: 100,000,000 common shares without par value
Issued and Outstanding: 21,112,195 [(1)] common shares without par value

(1) As at March 24, 2005

Only shareholders of record at the close of business on March 24, 2005, (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at Pacific Corporate Trust Company and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Name	No. of Shares	Percentage
David W. Tice & Associates Dallas, Texas	2,240,000 [(1)]	10.61%

(1) As at the Record Date - this number does not include warrants to purchase an additional 450,000 common shares of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six directors and it is intended to determine the number of directors at six and to elect six directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Business Corporations Act* (British Columbia).

The following table and notes thereto sets out the names of each person proposed to be nominated by management for election as a director, the municipality in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Municipality of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Common Shares beneficially owned or directly or indirectly controlled(2)
MICHAEL MCINNIS President, Chief Executive Officer and Director **North Vancouver, BC**	President, Chief Executive Officer and Director of the Company; Director of Canadian Gold Hunter Corp.	Since May 1, 2002	1,003,000
ARCHIE NESBITT(4)(5) Chairman and Director **Calgary, AB**	Lawyer; Chairman and Director of Abacus Mining & Exploration Corp.; Director of Riverstone Resources Inc. and Bakbone Software Inc.	Since July 23, 2003	500,600 (6)
JAMES ROBERTSON(3) Vice President, Corporate Affairs and Director **West Vancouver, BC**	President of Midas Management Inc., Director of Riverstone Resources Inc., Sennen Resources Ltd., and Primary Metals Inc.	Since November 27, 2002	15,000
ALVIN WILLIAM JACKSON(3)(5) Director **West Vancouver, BC**	Professional Geologist; President and Director of EuroZinc Mining; Chairman and Director of Nordic Diamonds Ltd.; Director of Gold-Ore Resources Ltd., Canasil Resources Inc. & Doublestar Resources Inc.	Since November 27, 2002	12,500
LOUIS G. MONTPELLIER(4)(5) Director **Vancouver, BC**	Mining and Corporate Finance Lawyer engaged in private practice since 1981	Since November 27, 2002	160,000
ROMAN FRIEDRICH(3)(4) Director **West Vancouver, BC**	President, Roman Friedrich & Co., a financial consulting company, since 1997; Director of StrataGold Corporation; Chairman and Director of Dreman Claymore Dividend & Income Fund	Since April 30, 2004	Nil

NOTES:

(1) The information as to the municipality of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(3) Denotes member of Audit Committee.
(4) Denotes member of Compensation Committee.
(5) Denotes member of Corporate Governance Committee.
(6) Of these shares, 95,200 are held by A. J. Nesbitt Professional Corp., a law firm in which Mr. Nesbitt is a lawyer.

AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees ("MI 52-110"), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee's charter, composition of the audit committee and the fees paid to the external auditor. This information is provided in the Company's annual information form ("AIF"). The AIF is available for review by the public on the SEDAR website located at www.sedar.com "Company Profiles – Gateway Gold Corp.". Management of the Company strongly encourages its shareholders to review the AIF.

STATEMENT OF EXECUTIVE COMPENSATION

"Named Executive Officers" means the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") of the Company, or if the Company does not have a CFO, an individual which acted in a similar capacity, regardless of the amount of compensation of that individual, each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recent financial year and whose total salary and bonus amounted to $150,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent financial year was $150,000 whether or not they are an executive officer at the end of the financial year.

The Company currently has two Named Executive Officers, Michael McInnis, the President and CEO and Michael Raftery, the CFO of the Company. The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officers from the date of incorporation to the financial year ended December 31, 2004.

Summary Compensation Table

		Annual Compensation			*Long Term Compensation*			
					Awards		*Payouts*	
Name and Principal Position	*Year*[1]	*Salary ($)*	*Bonus ($)*	*Other Annual Compen-sation ($)*	*Securities Under Option/SARs granted (#)*[2]	*Shares or Units Subject to Resale Restric-tions ($)*	*LTIP Payouts ($)*	*All Other Compen-sation ($)*
Michael McInnis Chief Executive Officer and President	2004	$102,000[3]	Nil	Nil	325,000/Nil	N/A	N/A	Nil
	2003	$70,500	Nil	Nil	540,000/Nil	N/A	N/A	Nil
	2002	$35,000[4]	Nil	$7,675[5]	Nil/Nil	N/A	N/A	Nil
Michael Raftery Chief Financial Officer and Secretary	2004	Nil	Nil	Nil	Nil/Nil	N/A	N/A	Nil
	2003	Nil	Nil	Nil	125,000/Nil	N/A	N/A	Nil
	2002	Nil	Nil	Nil	Nil/Nil	N/A	N/A	Nil

NOTES:

(1) Financial years ended December 31, with the exception that for the 2002 year the period began on May 1, 2002, being the date of incorporation.

(2) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.

(3) A portion of salary paid during the fiscal year ended December 31, 2004, was paid pursuant to a Management Services Agreement entered into between Mr. McInnis and the Company on November 1, 2004. See "Management Services Contracts" for further details.

Long Term Incentive Plan

A long term incentive plan ("LTIP") is any plan providing compensation intended to motivate performance over a period greater than one financial year. A LTIP does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not have a LTIP during the recently completed fiscal year ended December 31, 2004.

Stock Appreciation Rights

A stock appreciation right ("SAR") is a right granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the issuer's shares. No SARs were granted to or exercised by the Named Executive Officers during the recently completed fiscal year ended December 31, 2004.

Option Grants in Last Financial Year

The following table sets forth information concerning grants of stock options during the financial year ended December 31, 2004 to the Named Executive Officers pursuant to the rules and policies of the Toronto Stock Exchange (the "Exchange") and in accordance with the provisions of the *Business Corporations Act* (British Columbia) and the Regulations thereunder.

Name	*Securities Under Options Granted*	*% of Total Options Granted to Employees in Financial Year*[1]	*Exercise or Base Price ($/Security)*	*Market Value of Securities Underlying Options on the Date of Grant ($/Security)*	*Expiration Date*
Michael McInnis	325,000	23.30%	$2.15	$2.15	July-15-2009

(1) Percentage of all of the Company's options granted during the last fiscal year, including those granted to directors.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of all exercises of stock options during the last financial year and December 31, 2004, by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

Name	***Securities Acquired on Exercise (#)***	***Aggregate Value Realized ($)***[1]	***Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable***	***Value of Unexercised In-the-Money Options at Financial Year-End ($)***[2] ***Exercisable/ Unexercisable***
Michael McInnis	Nil	N/A	558,750/306,250	$386,937.50/$3,312.50

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized ($)*[1]	*Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable*	*Value of Unexercised In-the-Money Options at Financial Year-End ($)*[2] *Exercisable/ Unexercisable*
Michael Raftery	Nil	N/A	116,250/8,750	$117,000/Nil

(1) Value using the closing price of common shares of the Company on the Toronto Stock Exchange (the "Exchange") on December 31, 2004, being the last trading day of the Company's shares for the financial year, of $1.65 per share, less the exercise price per share.

Option Repricings

No stock options held by the Named Executive Officers were repriced during the financial year ended December 31, 2004.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company currently has the following arrangements in place with respect to remuneration received or that may be received by the Named Executive Officers or directors of the Company in respect of compensating such officer or director in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per officer or director:

1. On November 1, 2004 the Company entered into a Management Services Agreement with Michael McInnis, the President and Chief Executive Officer of the Company whereby should the Company terminate the Management Services Agreement without cause, the Company is obligated to pay Mr. McInnis an amount equal to $8,500 per month until completion of the remaining term of such agreement. The term of the Management Services Agreement is a rolling term of three years.

2. On November 1, 2004 the Company entered into a Business Services Agreement with Midas Management Inc. (a company wholly owned by James Robertson, the Vice President, Corporate Affairs of the Company) whereby should the Company terminate the Business Services Agreement without cause, the Company is obligated to pay Midas Management Inc. an amount equal to $5,000 per month until completion of the remaining term of such agreement. The term of the Business Services Agreement is a rolling term of three years.

Composition of the Compensation Committee

The Company's Compensation Committee is comprised of two unrelated directors, Messrs. Friedrich and Montpellier and one related director, Mr. Nesbitt.

Report on Executive Compensation

The Company's principal goal is to create value for its shareholders. The Company's compensation philosophy is based on the objectives of linking the interests of the executive officers with both the short and long-term interests of the Company, of linking executive compensation to the performance of the Company and the individual and of compensating executive officers at a level and in manner that ensures the Company is capable of attracting, motivating and retaining individuals with exceptional executive skills.

The Company's executive compensation program is administered by the Compensation Committee (the "Committee") of the Board. The Committee has, as part of its mandate, primary responsibility for making recommendations for approval by the board of directors with respect to the appointment and remuneration of executive officers of the Company. The Committee also evaluates the performance of the Company's senior executive officers and reviews the design and competitiveness of the Company's compensation plans. The Committee held three meetings during 2004.

Executive Compensation

The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are competitive with corporations of a comparable size and stage of development within the mining industry, thereby enabling the Company to compete for and retain executives critical to the Company's long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders. Compensation for each of the Named Executive Officers consists of a base salary, along with annual incentive compensation in the form of a performance based bonus, and a longer term incentive in the form of stock options.

Base Salary

The Committee approves ranges for base salaries for employees at all levels of the Company based on reviews of market data from peer companies in the mineral exploration industry. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

The Committee has approved agreements with respect to the base salary to be paid to the Chief Executive Officer, Chairman and Vice President, Corporate Affairs. The Committee's recommendations for such base salaries are then submitted for approval by the Board of the Company.

Annual Bonus

Senior managers are eligible for annual incentive awards. Corporate performance, as assessed by the board of directors, determines the aggregate amount of bonus to be paid by the Company to all eligible senior managers in respect of a fiscal year.

The aggregate amount of bonus to be paid will vary with the degree to which targeted corporate performance was achieved for the year. The individual performance factor allows the Company effectively to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

Stock Options

The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance. The Committee considers stock option grants when reviewing executive officer compensation packages as a whole.

The Committee has sole discretion to determine the key employees to whom it recommends that grants be made and to determine the terms and conditions of the options forming part of such grants. The Committee approves ranges of stock option grants for each level of executive officer. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval.

The foregoing report has been furnished by Messrs. Friedrich, Montpellier and Nesbitt as of March 24, 2005.

Performance Graph

The following graph compares the year end investment value in the total cumulative shareholder return for $100 invested in shares of the Company against the cumulative total return of the S&P/TSX Composite Index since the date of public trading (being June 17, 2003) until the fiscal year ended December 31, 2004.

Comparison of Two-Year Cumulative Total Shareholder Return on Common Shares of the Company and the S&P/TSX Composite Index


450
400
350
300
250
200
150
100
50
0
Jun. 2003
Dec. 2003
Dec. 2004
GTQ
S&P/TSX

	Initial Investment (06-17-03)	Value of Investment (12-31-03)	% Change	Value of Investment (12-31-04)	% Change
GTQ	$100	$381.58	281.58%	$217.11	-43.10%
S&P/TSX Composite	$100	$116.56	37.37%	$133.43	32.99%

Compensation of Directors

The Company does not compensate its directors in their capacities as such. Incentive stock options to certain of the Company's directors may be granted during the fiscal year, the details of which are set out in the following tables.

The following stock options were granted to the directors of the Company who were not Named Executive Officers, as a group, during the last financial year ended December 31, 2004:

Option Grants in Last Financial Year to Directors Who are Not Named Executive Officers (as a group)

Name	*Securities Under Options Granted*	*% of Total Options Granted to Employees in Financial Year*[1]	*Exercise or Base Price ($/Security)*	*Market Value of Securities Underlying Options on the Date of Grant ($/Security)*	*Expiration Date*
Directors who are not Named Executive Officers (5)	125,000	8.96%	$2.04	$2.44	Apr-30-2009
	625,000	44.80%	$2.15	$2.15	July-15-2009

(1) Percentage of all of stock options granted during the last financial year.

The following table sets forth details of all exercises of stock options during the last financial year ended December 31, 2004, by directors who are not Named Executive Officers of the Company, as a group, and the financial year-end value of unexercised stock options on an aggregated basis:

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values of Directors Who are Not Named Executive Officers (as a group)

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized ($)*	*Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable*[1]	*Value of Unexercised In-the-Money Options at Financial Year-End ($)*[2] *Exercisable/ Unexercisable*
Directors who are not Named Executive Officers (5)	Nil	N/A	1,075,625/689,375	$632,162.50/$17,887.50

(1) Of the exercisable options, 317,500 options are held by Blackfriars Investments Inc. ("Blackfriars") and of the unexercisable options, 47,500 options are held by Blackfriars. Blackfriars is a company wholly owned by James Robertson, Vice President, Corporate Affairs and director of the Company.
(2) Value using the closing price of common shares of the Company on the Exchange on December 31, 2004, being the last trading day of the Company's shares for the financial year, of $1.65 per share, less the exercise price per share.

During the most recently completed financial year, the following directors of the Company received compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts:

1. Gowling Lafleur Henderson LLP, a law firm in which a director is a partner, received approximately $87,382 for professional services;

2. Midas Management Inc., a company in which James Robertson is President, received approximately $60,000 for administration services, of which $10,000 was paid pursuant to a Business Services Agreement (See "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details).

3. Archie Nesbitt received approximately $60,000 for professional services, of which $10,000 was paid to Archibald J. Nesbitt Professional Corporation ("AJN Prof. Corp."), a company majority owned by Mr. Archie Nesbitt, pursuant to a Financial Services Agreement entered into between the Company and AJN Prof. Corp. and dated November 1, 2004.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

The Toronto Stock Exchange, on which the Company's common shares are listed, has issued guidelines on corporate governance procedures for its listed companies and requires full and complete annual disclosure of listed companies systems of corporate governance with reference to each of such guidelines (the "Guidelines"). Where a company's corporate governance system differs from the Guidelines, each difference and the reason for the difference is required to be disclosed. The directors of the Company have considered the Guidelines and sought advice from the Company's solicitors. On April 30, 2004, the directors of the Company formed a Corporate Governance Committee consisting of two unrelated directors and one related director. Mandates for the Corporate Governance Committee, the Audit Committee and the Compensation Committee as well as a draft Corporate Governance Policy were circulated to the directors on March 5, 2005 and are currently under review prior to formal approval by the Board.

The Company's approach to corporate governance in the context of the 14 specific Guidelines is set out in the attached Schedule "A".

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At any time during the Company's last completed financial year, no director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company's most recently completed financial year end:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Shareholders	3,462,250	$1.52	76,943
Equity Compensation Plans Not Approved By Shareholders	N/A	N/A	N/A
Total:	3,462,250	$1.52	76,943

The Company currently has a "fixed" stock option plan (the "Plan") which was adopted on January 6, 2003, amended on September 29, 2003 with such amendment having been approved by the Company's shareholders and amended again on April 30, 2004 with such amendment having been approved by the Company's shareholders. The Plan currently reserves up to 3,591,943 common shares to be issued pursuant to stock option grants.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and consultants, as an incentive to dedicate their efforts to advance the success of the Company. The granting of options is intended

to align the interests of such persons with that of the members. Options will be exercisable over periods up to ten years as determined by the Board of the Company and are required to have an exercise price of not less than the closing price of the Company's shares on the Toronto Stock Exchange on the trading day immediately preceding the day on which the option is granted. Pursuant to the Plan, the Board may, from time to time, authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries.

The Plan provides that:

(a) the number of optioned common shares granted to any one individual during any 12 month period may not exceed 5% of the issued shares of the Company;

(b) the number of optioned common shares granted to any one consultant during any 12 month period may not exceed 2% of the issued shares of the Company;

(c) the number of optioned common shares granted to all persons employed to provide investor relations activities (as a group) may not exceed 2% of the issued shares of the Company during any 12 month period;

in each case calculated as at the date of grant of the option, including all other shares under option to such person at that time.

(d) subject to section (e) below, upon ceasing to be an eligible optionee, such optionee has until the earlier of (i) the original expiry date; and (ii) 90 days from the date that such cessation occurs, to exercise his options, unless such optionee is engaged in investor relations activities and then such optionee has until the earlier of (i) the original expiry date; and (ii) 30 days from the date that such cessation occurs;

(e) if an eligible optionee ceases to be an optionee due to death, the options held by such optionee will be exercisable for a period of one year from the date of such death by such optionee's legal heirs or representatives;

(f) the Plan provides that, subject to applicable Exchange approval, the board of directors may, at any time, amend or revise the terms of the Plan, provided that such amendment or revision shall not alter the terms of any options theretofore granted under the Plan;

(g) options may be exercisable for a period of up to 10 years; and

(h) the options are non-assignable and non-transferable. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Plan or within one year from the date of the optionee's death.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Archie Nesbitt, the Chairman and a director of the Company is currently a director of Bakbone Software Incorporated, a Toronto Stock Exchange listed company, that is currently subject to a cease trade order in the provinces of British Columbia, Alberta and Ontario and has been halted from trading for failure to file interim financial statements.

Other than as noted above, none of the directors or any proposed management nominee for election as a director of the Company is, or during the ten years preceding the date of this Information Circular has been, a director or officer of any company that, while the person was acting in that capacity:

(a) was the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b) was subject to an event that resulted, after the director or proposed management nominee ceased to be a director or officer of the relevant company in the relevant company being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of the director or proposed management nominee ceasing to be a director or officer of the relevant company, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

PERSONAL BANKRUPTCIES

During the ten years preceding the date of this Information Circular, no director or proposed management nominee for election as a director of the Company has been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

On March 4, 2004 the Company completed a private placement of 3,600,000 units ("Units") issued at a price of $2.75 per Unit, each Unit comprised of one common share and one-half of a share purchase warrant ("Warrant"). Each whole Warrant entitled the holder to purchase an additional share at an exercise price of $3.50 until September 4, 2004 and thereafter at a price of $4.50 until March 4, 2005. Mr. Archie Nesbitt, a director of the Company, subscribed for 18,000 Units.

Other than as set forth above or elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, nor any shareholder beneficially owning, directly or indirectly, common shares of the Company, or exercising control or direction over common shares of the Company, or a combination of both, carrying more than 10% of the voting rights attached to the outstanding shares of the Company nor an associate or affiliate of any of the foregoing persons has since January 1, 2004 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Under the terms of a management services agreement dated November 1, 2004 (the "Management Services Agreement"), between the Company and Mr. Michael McInnis, President of the Company, it was agreed that Mr. McInnis would provide to the Company: (i) services as President and Chief Executive Officer; (ii) senior management direction and overall responsibility for the operations, geological exploration and business activities of the Company; (iii) office and field geological consulting and advisory services relating to the Company's mineral projects; (iv) introduction to projects for acquisition, lease, joint venture or other purposes; and (v) introduction to investment opportunities and potential investors or sources of financing. In exchange for these services, the Company agreed to pay Mr. McInnis a monthly management fee of $8,500 and to reimburse Mr. McInnis for all reasonable direct costs, expenses and disbursements incurred by him on behalf of the Company, as well as any additional fees as may be payable by the Company for additional services provided by Mr. McInnis. The Management Services Agreement has a rolling three year term which is automatically extended for a further three years on each anniversary of the date of the agreement. For the period of November 1, 2004 to December 31, 2004, the Company was charged an aggregate of $17,500 for management fees and reimbursement of expenses under the Management Services Agreement.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Staley, Okada & Partners, Chartered Accountants as auditors of the Company and to authorize the directors to fix their remuneration. Staley, Okada & Partners were first appointed auditors of the Company on November 27, 2002.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors. Directors and executive officers may, however, be interested in the approval of the amendment to the Company's stock option plan as detailed below.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment to Stock Option Plan

The Company has a stock option plan (the "Plan") in place, which was originally approved by the shareholders on January 6, 2003 and was amended, pursuant to shareholder approval on September 29, 2003 and April 20, 2004. The Plan provides for the issuance of options to purchase up to 3,591,943 common shares of the Company (equal to approximately 20% of the Company's issued and outstanding share capital as at September 29, 2003). See "Equity Compensation Plan Information" for details of the Plan.

At the meeting, shareholders will be asked to approve a resolution authorizing an amendment to the Plan by replenishing 77,750 common shares (representing approximately 0.37% of the issued and outstanding common shares as at March 24, 2004) which have been issued upon the exercise of options previously granted under the Plan and increasing the number of common shares available for issuance upon the exercise of options granted under such Plan by an additional 630,496 common shares. Shareholders will be asked at the Meeting to ratify this amendment in the form of the resolution set forth in Schedule "B" to the Information Circular (the **"Amendment"**).

Prior to the Amendment, the maximum number of shares available under the Plan for issuance was 3,591,943 (which was equal to approximately 20% of the issued and outstanding common shares as at March 24, 2004). As at March 24, 2005, 3,487,250 options remain outstanding and unexercised (representing approximately 16.5% of the Company's issued and outstanding share capital as at the Record Date) and 26,943 are available for future grants. Following receipt of Shareholder approval to the Amendment, the Company would have an aggregate of 4,222,439 common shares available for issuance upon the exercise of options previously granted and options available for granting, which will represent 20% of the Company's currently issued and outstanding common shares. No financial assistance is or will be provided to participants in the Plan by the Company to facilitate the purchase of common shares under the Plan.

The Plan is intended to provide the board of directors with the ability to issue options to provide the employees, consultants, officers and directors of the Company with long-term equity-based performance incentives which are a key component of the Company's executive compensation strategy. The Company believes it is important to align the interests of management and employees with shareholder interests and to link performance compensation to enhancement of shareholder value. This is accomplished through the use of stock options whose value over time is dependent on market value.

The text of the resolution is set forth in Schedule "B". The Amendment is by way of an ordinary resolution of the disinterested shareholders, being those persons who are not insiders to whom options may be granted under the Plan or "Associates" of such persons, which must be passed by a majority of 50% plus 1 of the votes cast by those shareholders entitled to vote who are represented in person or by proxy at the Meeting who vote in respect of that resolution.

IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY, IF NOT EXPRESSLY DIRECTED TO THE CONTRARY IN SUCH FORM OF PROXY, TO VOTE THE PROXY IN FAVOUR OF THE RESOLUTION SET FORTH IN THE ATTACHED SCHEDULE "B".

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com "Company Profiles – Gateway Gold Corp." and on the Company's website located at www.gatewaygold.com. The Company's financial information is provided in the Company's audited comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company's financial statements and related management discussion and analysis by contacting James Robertson, Vice President, Corporate Affairs at Suite 906 – 595 Howe Street, Vancouver, BC V6C 2T5 (Phone: (604) 801-6040).

SCHEDULE "A"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Compliance with the Guidelines

To enhance disclosure to the shareholders, the Company's corporate governance practices in relation to the Guidelines are specifically set out below.

1. *The board should explicitly assume responsibility for stewardship of the Company.*

   The Corporate Governance Committee is responsible for overseeing senior management of the Company. The board of directors is responsible for the conduct of the Company's affairs generally.

   As part of the overall stewardship of the Company, the directors should assume responsibility for:

   (a) adoption of a strategic planning process

   The board of directors is responsible for reviewing and approving the Company's operating plans and budgets as presented by management.

   (b) identification of principal risks and implementation of appropriate systems to manage those risks

   The board of directors and senior management is responsible for identifying the principal risks of the Company's business and for ensuring these risks are effectively monitored and mitigated to the extent practicable.

   (c) succession planning, including appointing, training and monitoring management

   Succession planning, including the recruitment, supervision, compensation and performance assessment of the Company's senior management personnel falls within the ambit of the Corporate Governance Committee's responsibilities.

   (d) a communications policy

   The Company has entered into an Investor Relations Agreement with Roth Investor Relations, Inc. ("Roth") of the state of New Jersey. Roth is responsible for investor relations services to the Company outside Canada

   The Company has also entered into a Communication Services Agreement with Wani Capital Corp. ("Wani") whereby Wani is responsible for ensuring effective communications by the Company with its shareholders and the public and for ensuring that management of the Company is advised of any shareholder concerns or interests.

   (e) the integrity of internal control and management information systems

   In keeping with its overall responsibility for the stewardship of the Company, the Audit Committee is responsible for the integrity of the Company's internal control and management information systems.

2. *The board should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company.*

   Two of the Company's six directors are unrelated.

3. *The board is required to disclose on an annual basis whether the board has a majority of unrelated directors and the analysis of the application of the principles of supporting this conclusion.*

   The board does not have a majority of unrelated directors for the purposes of the Guidelines. Of the six individuals on the Board, the only unrelated directors are Messrs. Alvin Jackson and Roman Friedrich. Each of the remaining four directors has an interest (other than shareholding), business or other relationship which could, or could reasonably be perceived to, materially interfere with his ability to act with a view to the best interests of the Company.

4. *The board should appoint a committee, the majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and assessing directors.*

   The Corporate Governance Committee has the mandate for proposing new nominees to the board and assessing new directors. The Corporate Governance Committee has determined that six directors is an appropriate number for the Company at present.

5. *Every board should implement a process for assessing the effectiveness of the board as a whole, the board's committees and individual directors.*

   The Corporate Governance Committee has the mandate to assess the effectiveness of the board as a whole and its committees and individual directors.

6. *Every company should provide an orientation and education program for new recruits to the board.*

   Of the Company's six directors, four have been with the Company since its initial public offering. New directors are provided with orientation materials.

7. *Every board should examine its size and, where appropriate, undertake a program to reduce the number of directors.*

   The Corporate Governance Committee has determined that six directors is appropriate for the Company at present.

8. *The board should review the compensation of directors to ensure it adequately reflects the responsibilities and risks involved in being an effective director.*

   Members of the board are not compensated for acting as such other than through incentive stock options pursuant to the policies of the Toronto Stock Exchange and the Company's stock option plan. Certain members of the board who perform professional services for the Company do so either pursuant to written agreements or at standard professional rates. At present, the board is satisfied that the current arrangements adequately reflect the responsibilities and risks involved in being an effective director of the Company.

9. *Committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors.*

   Committees of the board consist of an Audit Committee, a Corporate Governance Committee and a Compensation Committee, the majority of the members being outside and related directors. The related directors are only deemed to be related due to professional services rendered to the Company.

   The Audit Committee

   The Audit Committee consists of three directors, Messrs. Robertson, Jackson and Friedrich, two of whom are deemed to be outside and unrelated directors. All members of the Audit Committee are financially literate.

The role of the Audit Committee is to assist the board in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community and others relating to: (i) the integrity of the Company's financial statements; (ii) the financial reporting process; (iii) the systems of internal accounting and financial controls; (iv) the performance of the Company's internal audit function and independent auditors; (v) the independent auditor's qualifications and independence; and (vi) the Company's compliance with ethics policies and legal and regulatory requirements.

The principal responsibilities of the Audit Committee include reviewing annual and quarterly financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, evaluating the performance of the Company's auditors, pre-approving all audit and non-audit services provided by the auditors and establishing the remuneration of the auditors.

The Compensation Committee

The Compensation Committee consists of three directors, Messrs Nesbitt, Montpellier and Friedrich, of whom one is deemed to be an unrelated and outside director. The role of the Compensation Committee is primarily to administer the Company's Stock Option Plan and to determine the remuneration of executive officers.

The Corporate Governance Committee

The Corporate Governance Committee consists of three directors, Messrs. Nesbitt, Jackson and Montpellier, of whom one is deemed to be an unrelated and outside director. The role of the Corporate Governance Committee includes overseeing and making recommendations to the board of directors on developing the Company's approach to corporate governance issues, proposing to the board of directors new nominees to the board of directors and assessing directors and management on an ongoing basis.

10. *Every board should expressly assume responsibility for, or assign to a committee, the general responsibility for, developing the Company's approach to governance issues.*

The Corporate Governance Committee is responsible for developing and implementing the Company's approach to governance issues.

11. *The board, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objective which the CEO is responsible for meeting.*

The board and the CEO have not, to date, developed formal, documented position descriptions for the Board and the CEO defining the limits of management's responsibilities. The board is currently of the view that the respective corporate governance roles of the board and management, as represented by the CEO, are clear and that the limits to management's responsibility and authority are reasonably well-defined.

The CEO is responsible for and has developed a long-term strategic plan for the Company. The board is responsible for approving annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals. The Corporate Governance Committee is responsible for senior executive recruitment and the Compensation Committee is responsible for senior executive compensation.

The board delegates to management, through the CEO, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The board also looks to the Corporate Governance Committee to furnish recommendations respecting corporate objectives and long-term strategic plans and to management with respect to annual operating plans.

12. *Every board should have in place appropriate structures and procedures to ensure that the board can function independently of management.*

    The board believes the Company is well served and the independence of the board from management is not compromised. The board does not, and does not consider it necessary under the circumstances, to have any formal structures or procedures in place to ensure that the board can function independently of management. The board believes that its current composition, in which only two of six directors is a member of management, is sufficient to ensure that the board can function independently of management.

13. *The audit committee of every board of directors should be composed of only outside directors. The roles and responsibilities of the audit committee should be specifically defined.*

    The majority of the members of the Audit Committee are unrelated, outside directors. The role of the Audit Committee is described in Item 9 above.

14. *The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the Company.*

    Each member of the board understands that he is entitled to seek the advice of an independent expert at the expense of the Company if he considers it warranted under the circumstances.

SCHEDULE "B"
ORDINARY RESOLUTION OF THE DISINTERESTED SHAREHOLDERS OF GATEWAY GOLD CORP.
(the "Company")

RE: Amendment to the Company's Stock Option Plan

WHEREAS the Company wishes to replenish the number of common shares available for the grant of options under its Plan, to replace 77,750 common shares which have been issued upon the exercise of previously granted options, to increase the number of common shares available for issuance upon the exercise of options by an additional 630,496 common shares and to properly reflect in the Plan the actual number of common shares available for issuance upon the exercise of options granted under the Plan.

NOW THEREFORE BE IT RESOLVED as an ordinary resolution of the disinterested shareholders, that:

1. The Company is hereby authorized to amend Section 4 of the Company's Plan to replace 77,750 common shares which have been issued upon the exercise of previously granted options and increase the number of common shares which are available for issuance under the Plan by 630,496 common shares so that an aggregate number of common shares equal to 20% of the Company's issued and outstanding common shares will be available for the issuance of options under the Plan, by deleting Section 4 in its entirety and replacing it with the following:

"4. Shares Subject to Plan

Subject to adjustment as provided in Section 16 hereof, the shares to be offered under the Plan shall consist of shares of the Company's authorized but unissued common shares. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed **4,222,439** common shares. If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the un-purchased shares subject thereto shall again be available for the purpose of this Plan.

The maximum aggregate number of shares that may be reserved under the Plan or other share compensation arrangements of the Company for issuance to any one consultant during any 12 month period shall not exceed 2% of the number of shares issued and outstanding at the time of grant; and

The maximum aggregate number of shares that may be reserved under the Plan or other share compensation arrangements of the Company for issuance to persons who are employed in investor relations activities (as defined in the TSX Venture Exchange Corporate Finance Manual) during any 12 month period shall not exceed 2% of the number of shares issued and outstanding at the time of grant."

2. Any director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.


Pacific Corporate Trust Company
Pacific

625 Howe St
10th Floor
Vancouver BC
V6C 3B8

T 604.689.9853
F 604.689.8144
pacific@pctc.com
http://www.pctc.com/

February 21, 2005

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer: **GATEWAY GOLD CORP**	
Meeting Type:	Annual and Special Meeting
ISIN:	CA36761P1071
Meeting Date:	April 28, 2005
Record Date for Notice:	March 24, 2005
Record Date for Voting:	March 24, 2005
Beneficial Ownership Determination Date:	March 24, 2005
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"YASMIN JUMA"

YASMIN JUMA
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: Toronto Stock Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

G:\MeetingsandMailings\MEETINGS\Startup\pdf\\6625GTQ.pdf


Pacific

Pacific Corporate Trust Company

625 Howe St
10th Floor
Vancouver BC
V6C 3B8
T 604.689.9853
F 604.689.8144
pacific@pctc.com
http://www.pctc.com/

February 24, 2006

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer: **GATEWAY GOLD CORP**	
Meeting Type:	Annual and Special Meeting
ISIN:	CA36761P1071
Meeting Date:	April 28, 2006
Record Date for Notice:	March 28, 2006
Record Date for Voting:	March 28, 2006
Beneficial Ownership Determination Date:	March 28, 2006
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"YASMIN JUMA"

YASMIN JUMA
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: Toronto Stock Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

G:\MeetingsandMailings\MEETINGS\Startup\pdf\\7252GTQ.pdf

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GATEWAY GOLD CORP. (the "Company")

TO BE HELD AT the offices of the Gowling Lafleur Henderson LLP, at Suite 2300 – 1055 Dunsmuir Street, Vancouver, BC V7X 1J1 ON Thursday, April 28, 2005, AT 10:00 AM (the "Meeting")

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, Michael McInnis, the President, Chief Executive Officer and a Director of the Company, or failing this person, James Robertson, a Director of the Company, or in the place of both of the foregoing, ______________________________, as proxyholder for and on behalf of the Registered Shareholder, with full power of substitution, to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting , and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular).

	Resolution	For	Against
1.	To determine the number of directors at SIX (6)	______	______
		For	**Withhold**
2.	To elect as Director, MICHAEL MCINNIS	______	______
3.	To elect as Director, ARCHIE NESBITT	______	______
4.	To elect as Director, JAMES ROBERTSON	______	______
5.	To elect as Director, ALVIN WILLIAM JACKSON	______	______
6.	To elect as Director, LOUIS G. MONTPELLIER	______	______
7.	To elect as Director, ROMAN FRIEDRICH	______	______
8.	To appoint Staley, Okada & Partners, Chartered Accountants, as auditors of the Company	______	______

	Resolution	For	Against
9.	To authorize the Directors to fix the auditors' remuneration	______	______
10.	To pass an ordinary resolution to approve the amendment to the Company's stock option plan, as more particularly set out in the Company's information circular dated March 24, 2005	______	______

Except to the extent otherwise noted, the undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares
Represented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") **must be signed by you**, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. *If this Instrument of Proxy is not dated* in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder.

4. *A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person*, may simply register with the scrutineers before the Meeting begins.

5. *A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions*, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is, or both choices are, specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

   (b) ***appoint another proxyholder***, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at t he Meeting in the space provided for an alternate proxyholder. If no choice is or both choices are specified, the proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in his sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior proxy.

To be effective, **an Instrument of Proxy *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

GATEWAY GOLD CORP.

Voting Results for the Annual Meeting of Shareholders Held on April 28, 2005

To: The Applicable Securities Commissions

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders (the "AGM") of Gateway Gold Corp. (the "Company") held on April 28, 2005.

1. Determination and Election of Directors

At the AGM, the shareholders of the Company determined the number of directors of the Company for the ensuing year at six (6). Management of the Company presented to the shareholders its six (6) nominees for directors. According to proxies received and vote by show of hands, the following individuals were elected as directors of the Company until the next AGM:

Name	**Votes For**	**Votes Withheld**
Michael McInnis	2,980,200	0
Archie Nesbitt	2,980,200	0
James Robertson	2,980,200	0
Alvin William Jackson	2,980,200	0
Louis Montpellier	2,980,200	0
Roman Friedrich	2,980,200	0

2. Appointment of Auditors

At the AGM the shareholders were asked to approve the re-appointment of Staley, Okada & Partners, Chartered Accountants as the Company's auditor and to authorize the directors to fix the auditor's remuneration. According to proxies received and vote by show of hands, Staley, Okada & Partners was re-appointed as the Company's auditor and the directors were authorized to fix the auditor's remuneration based on the following results:

Votes For	**Votes Withheld**
2,980,200	0

3. Increase in Reserved Shares Under the Stock Option Plan

At the AGM the disinterested shareholders were asked to approve an increase in the number of maximum

shares which may be issued under the Company's stock option plan from 3,591,943 to 4,222,439. According to proxies received and vote by show of hands, the increase to the maximum number of shares reserved under the Company's stock option plan was approved with the following results:

Votes For	**Votes Against**
2,491,300	23,000

GATEWAY GOLD CORP.
906 – 595 Howe Street
Vancouver, BC V6C 2T5
(604) 801-6040

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Shareholders of Gateway Gold Corp. (hereinafter called the "Company") will be held at Suite 906 – 595 Howe Street, Vancouver, British Columbia, V6C 2T5, on Friday, the 28th day of April, 2006 at the hour of 10:00 in the forenoon (local time), for the following purposes:

1. To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2005 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors therein;

2. To fix the number of directors at seven;

3. To elect directors;

4. To appoint the auditors and to authorize the directors to fix their remuneration;

5. To consider and, if thought fit, to approve:

   (a) a special resolution to remove the application of the Pre-existing Company Provisions, as defined in the *Business Corporations Act* (British Columbia);

   (b) a special resolution to approve new articles for the Company; and

   (c) a special resolution to alter the Company's share structure to an unlimited number of common shares without par value;

   all as more particularly described in the accompanying Information Circular;

6. To consider and, if thought fit, to approve a private placement which may result in the issuance of greater than 25% of the issued and outstanding shares of the Company wherein the share price of the private placement is less than the market price, as more particularly described in the Information Circular;

7. To consider and, if thought fit, to approve an ordinary resolution, of the disinterested shareholders, amending the Company's stock option plan, as more particularly described in the accompanying Information Circular; and

8. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company's audited consolidated financial statements for the fiscal year ended December 31, 2005, including Management's Discussion and Analysis of Operating Results, as well as an Information Circular, a form of Proxy and a Financial Statement Request Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 28th day of March, 2006.

BY ORDER OF THE BOARD

(signed) "Michael D. McInnis"
President, Chief Executive Officer and Director

Gateway Gold Corp.
906 – 595 Howe Street
Vancouver, British Columbia V6C 2T5

INFORMATION CIRCULAR

(Containing information as at March 28, 2006 unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Gateway Gold Corp. (the "Company") for use at the Annual and Special General Meeting of Shareholders of the Company (and any adjournment thereof) to be held on Friday, April 28, 2006 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by PACIFIC CORPORATE TRUST COMPANY (the "Transfer Agent"), of 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.** Proxies delivered after that time will not be accepted.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") should note that only registered shareholders may vote at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers' clients. **Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.**

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (ie. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.

The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services ("ADP"). ADP typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. **A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote common shares directly at the Meeting. The voting instruction form must be returned to ADP (or instructions respecting the voting of common shares must be communicated to ADP) well in advance of the Meeting in order to have the common shares voted.**

This Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own ("Objecting Beneficial Owners", or "OBO's") and those who do not object to their identity being made known to the issuers of the securities they own ("Non-Objecting Beneficial Owners", or "NOBO's"). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers ("NI 54-101") issuers may request and obtain a list of their NOBO's from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers who obtain and use the NOBO list for distribution of proxy-related materials directly (not via ADP) to such NOBO's. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

The Company has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBO's. By choosing to send these materials to you directly, the Company (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result if you are a NOBO of the Company, you can expect to receive a scannable Voting Instruction Form ("VIF") from the Transfer Agent. Please complete and return the VIF to the Transfer Agent in the envelope provided or by facsimile. In addition, telephone voting and internet voting can be found in the VIF. The Transfer Agent will tabulate the results of the VIF's received from the Company's NOBO's and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIF's they receive.

The Company's OBO's can expect to be contacted by ADP or their brokers or their broker's agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. **Beneficial shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.**

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons proposed by Management as proxyholders in the accompanying form of proxy will:

(a) be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be taken; and

(b) where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL SUCH SHARES WILL BE VOTED **IN FAVOUR** OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:	100,000,000 common shares without par value
Issued and Outstanding:	22,696,032 [1] common shares without par value

(1) As at March 28, 2006

Only shareholders of record at the close of business on March 28, 2006, (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at Pacific Corporate Trust Company and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Name	No. of Shares	Percentage
David W. Tice & Associates, LLC Dallas, Texas	2,240,000 [1]	10.61%

(1) As at the Record Date. Of these shares, 1,300,000 are registered in the name of Prudent Bear Fund, 340,000 are registered in the name of Prudent Global Gold Master Fund and 600,000 are registered in the name of Prudent Global Income Fund.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six directors and it is intended to determine the number of directors at seven and to elect seven directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Business Corporations Act* (British Columbia).

The following table and notes thereto sets out the names of each person proposed to be nominated by management for election as a director, the municipality in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Province and Country of Residence[1]	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years[1]	Previous Service as a Director	Number of Common Shares beneficially owned or directly or indirectly controlled[2]
MICHAEL MCINNIS President, Chief Executive Officer and Director **British Columbia, Canada**	President, Chief Executive Officer and Director of the Company since the Company's incorporation date; he previously served as Chairman for International Curator Resources Ltd. (now Canadian Gold Hunter Corp.) from May 1997 to September 2002 and has served as Chief Executive Officer, President and a director of Riverstone Resources Inc. since October 1996.	Since May 1, 2002	1,003,000

Name, Position and Province and Country of Residence[1]	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years[1]	Previous Service as a Director	Number of Common Shares beneficially owned or directly or indirectly controlled[2]
ARCHIE NESBITT[4][5] Chairman (non-Executive) and Director **Alberta, Canada**	Lawyer and President of A.J. Nesbitt Professional Corp. since 1978; Chairman and Director of Abacus Mining & Exploration Corp. since November 16, 2004; Chief Financial Officer of Niblack Mining Corp. since November 2005.	Since July 23, 2003	602,900 [6]
JAMES ROBERTSON[3] Director **British Columbia, Canada**	President of Midas Management Inc., a company providing management and financial services to resource companies since 1982; Vice President of Minerals for Premium Exploration Inc. since November 1, 2005.	Since November 27, 2002	30,000
ALVIN WILLIAM JACKSON[3][5] Director **British Columbia, Canada**	Professional Geologist; President and Director of EuroZinc Mining Corporation from April 1999 to July 4, 2005; and Chairman and Chief Executive Officer of Nordic Diamonds Ltd. since January 2002.	Since November 27, 2002	12,500
LOUIS G. MONTPELLIER[4][5] Director **British Columbia, Canada**	Mining and corporate finance lawyer engaged in private practice since 1981.	Since November 27, 2002	152,500
ROMAN FRIEDRICH[3][4] Director **British Columbia, Canada**	President, Roman Friedrich & Co., a financial consulting company, since 1997.	Since April 30, 2004	Nil
GERRY D. FACCIANI Nominee Director **Nevada, USA**	Retired Certified Consulting Actuary; Previously, Director of Southpoint Resources Ltd. (and its predecessor company, Naneco Minerals Inc.) from March 2001 to July 2005.	Nominee	50,000

NOTES:

(1) The information as to the province and country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(3) Denotes member of Audit Committee. Mr. Robertson is the Chair of the Audit Committee.
(4) Denotes member of Compensation Committee.
(5) Denotes member of Corporate Governance Committee.
(6) Of these shares, 168,900 are held by A. J. Nesbitt Professional Corp., a company wholly-owned by Mr. Nesbitt.

AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees ("MI 52-110"), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee's charter, composition of the audit committee and the fees paid to the external auditor. This information is provided in the Company's annual information form dated March 28, 2006 (the "AIF") with respect to the fiscal year ended December 31, 2005. The AIF is available for review by the public on the SEDAR website located at www.sedar.com "Company Profiles – Gateway Gold Corp.". Management of the Company strongly encourages its shareholders to review the AIF.

STATEMENT OF EXECUTIVE COMPENSATION

"Named Executive Officers" means the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") of the Company, or if the Company does not have a CFO, an individual which acted in a similar capacity, regardless of the amount of

compensation of that individual, each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recent financial year and whose total salary and bonus amounted to $150,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent financial year was $150,000 whether or not they are an executive officer at the end of the financial year.

The Company currently has two Named Executive Officers, Michael McInnis, the President and CEO and Michael Raftery, the CFO and Secretary of the Company. The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officers from the date of incorporation to the financial year ended December 31, 2005.

Summary Compensation Table

		Annual Compensation			*Long Term Compensation*			
					Awards		*Payouts*	
Name and Principal Position	*Year*[1]	*Salary ($)*	*Bonus ($)*	*Other Annual Compen-sation ($)*	*Securities Under Option/SARs granted (#)*[2]	*Shares or Units Subject to Resale Restric-tions ($)*	*LTIP Payouts ($)*	*All Other Compen-sation ($)*
Michael McInnis	2005	$102,000[3]	Nil	Nil	Nil/Nil	N/A	N/A	Nil
Chief Executive	2004	$102,000[3]	Nil	Nil	325,000/Nil	N/A	N/A	Nil
Officer and President	2003	$70,500	Nil	Nil	540,000/Nil	N/A	N/A	Nil
Michael Raftery	2005	Nil	Nil	Nil	Nil/Nil	N/A	N/A	Nil
Chief Financial	2004	Nil	Nil	Nil	Nil/Nil	N/A	N/A	Nil
Officer and Secretary	2003	Nil	Nil	Nil	125,000/Nil	N/A	N/A	Nil

NOTES:

(1) Financial years ended December 31.

(2) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.

(3) A portion of the compensation paid during the fiscal year ended December 31, 2004 and all of the compensation paid during the fiscal year ended December 31, 2005, was paid pursuant to a Management Services Agreement entered into between Mr. McInnis and the Company on November 1, 2004. See "Management Services Contracts" for further details.

Long Term Incentive Plan Awards

A long-term incentive plan ("LTIP") is any plan providing compensation intended to motivate performance over a period greater than one financial year. A LTIP does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not have a LTIP during the recently completed fiscal year ended December 31, 2005.

Stock Appreciation Rights

A stock appreciation right ("SAR") is a right granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the issuer's shares. No SARs were granted to or exercised by the Named Executive Officers during the recently completed fiscal year ended December 31, 2005.

Option Grants During The Most Recently Completed Financial Year

There were no stock options granted during the financial year ended December 31, 2005 to the Named Executive Officers.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SARs Values

The following table sets forth details of all exercises of stock options during the last financial year and December 31, 2005, by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized ($)*	*Unexercised Option/SARs at Financial Year-End (#)*[1] *Exercisable/ Unexercisable*	*Value of Unexercised In-the-Money Options/SARs at Financial Year-End ($)*[2][2] *Exercisable/ Unexercisable*
Michael McInnis	N/A	N/A	783,750/81,250	$127,600/Nil
Michael Raftery	N/A	N/A	125,000/Nil	$39,600/N/A

(1) As freestanding SARs have not been granted, the number of shares relate solely to the Company's options.
(2) Calculated using the closing price of common shares of the Company on the TSX on December 30, 2005, being the last trading day of the Company's shares for the financial year, of $0.79 per share, less the exercise price per share.

Option and SAR Repricings

No stock options held by the Named Executive Officers were repriced during the financial year ended December 31, 2005. The Company has not granted any freestanding SARs.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan under which benefits are determined primarily by final compensation (or average final compensation) and years of service of the Company's officers and key employees. The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company currently has the following arrangements in place with respect to remuneration received or that may be received by the Named Executive Officers or directors of the Company in respect of compensating such officer or director in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per officer or director:

1. On November 1, 2004, the Company entered into a Management Services Agreement with Michael McInnis, the President and Chief Executive Officer of the Company whereby should the Company terminate the Management Services Agreement without cause, the Company is obligated to pay Mr. McInnis an amount equal to $8,500 per month until completion of the remaining term of such agreement. The term of the Management Services Agreement is a rolling term of three years.

2. On November 1, 2004 the Company entered into a Business Services Agreement with Midas Management Inc. (a company wholly owned by James Robertson, Director of the Company) whereby should the Company terminate the Business Services Agreement without cause, the Company is obligated to pay Midas Management Inc. an amount equal to $5,000 per month until completion of the remaining term of such agreement. The term of the Business Services Agreement is a rolling term of three years.

Composition of the Compensation Committee

The Company's Compensation Committee is comprised of Roman Friedrich, Louis Montpellier and Archie Nesbitt. Mr. Nesbitt served as the Company's Chairman (non-Executive) during the most recently completed financial year. Neither of Messrs. Friedrich and Montpellier were officers or employees of the Company during the most recently completed financial year.

Report on Executive Compensation

The Company's principal goal is to create value for its shareholders. The Company's compensation philosophy is based on the objectives of linking the interests of the executive officers with both the short and long-term interests of the Company, of linking executive compensation to the performance of the Company and the individual and of compensating executive officers at a level and in manner that ensures the Company is capable of attracting, motivating and retaining individuals with exceptional executive skills.

The Company's executive compensation program is administered by the Compensation Committee (the "Committee") of the Board. The Committee has, as part of its mandate, primary responsibility for making recommendations for approval by the board of directors with respect to the appointment and remuneration of executive officers of the Company. The Committee also evaluates the performance of the Company's senior executive officers and reviews the design and competitiveness of the Company's compensation plans.

Executive Compensation

The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are competitive with corporations of a comparable size and stage of development within the mining industry, thereby enabling the Company to compete for and retain executives critical to the Company's long-term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer-term interests of shareholders. Compensation for each of the Named Executive Officers consists of a base salary, along with annual incentive compensation in the form of a performance based bonus, and a longer term incentive in the form of stock options.

Base Salary

The Committee approves ranges for base salaries for employees at all levels of the Company based on reviews of market data from peer companies in the mineral exploration industry. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

The Committee has approved agreements with respect to the base salary to be paid to the Chief Executive Officer, Chairman and a director. The Committee's recommendations for such base salaries are then submitted for approval by the Board of the Company.

Annual Bonus

Senior managers are eligible for annual incentive awards. Corporate performance, as assessed by the board of directors, determines the aggregate amount of bonus to be paid by the Company to all eligible senior managers in respect of a fiscal year.

The aggregate amount of bonus to be paid will vary with the degree to which targeted corporate performance was achieved for the year. The individual performance factor allows the Company effectively to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

Stock Options

The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance. The Committee considers stock option grants when reviewing executive officer compensation packages as a whole.

The Committee has sole discretion to determine the key employees to whom it recommends that grants be made and to determine the terms and conditions of the options forming part of such grants. The Committee approves ranges of stock option grants for each level of executive officer. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval.

Performance Graph

The following graph compares the year end investment value in the total cumulative shareholder return for $100 invested in shares of the Company against the cumulative total return of the S&P/TSX Composite Index since the date of public trading (being June 17, 2003) until the fiscal year ended December 31, 2005.


Comparison of Cumulative Total Shareholder Return on Common Shares of the Company and the S&P/TSX Composite Index
450
400
350
300
250
200
150
100
50
0
Jun. 2003
Dec. 2003
Dec. 2004
Dec. 2005
GTQ
TSX

	Jun. 2003	Dec. 2003	Dec. 2004	Dec. 2005
GTQ	100	382	217	104
S&P/TSX Composite	100	117	133	160

Compensation of Directors

The Company does not compensate its directors in their capacities as such. Incentive stock options to certain of the Company's directors may be granted during the fiscal year, the details of which are set out in the following tables.

Option Grants in Last Fiscal year to Directors Who are Not Named Executive Officers

The following stock options were granted to the directors of the Company who were not Named Executive Officers, as a group, during the last financial year ended December 31, 2005:

Option Grants in Last Financial Year to Directors Who are Not Named Executive Officers (as a group)

Name	*Securities Under Options Granted*	*% of Total Options Granted to Employees in Financial Year*[1]	*Exercise or Base Price ($/Security)*	*Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)*	*Expiration Date*
Directors who are not Named Executive Officers (5)	Nil	N/A	N/A	N/A	N/A

(1) Percentage of all of stock options granted during the last financial year.

The following table sets forth details of all exercises of stock options during the last financial year ended December 31, 2005, by directors who are not Named Executive Officers of the Company, as a group, and the financial year-end value of unexercised stock options on an aggregated basis:

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values of Directors Who are Not Named Executive Officers (as a group)

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized ($)*	*Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable*[1]	*Value of Unexercised In-the-Money Options at Financial Year-End ($)*[2] *Exercisable/ Unexercisable*
Directors who are not Named Executive Officers (5)	N/A	N/A	1,608,750/156,250	$156,200/Nil

(1) Of the exercisable options, 25,000 options are held by Blackfriars Investments Inc., a company wholly owned by James Robertson, a director of the Company.
(2) Value using the closing price of common shares of the Company on the Exchange on December 30, 2005, being the last trading day of the Company's shares for the financial year, of $0.79 per share, less the exercise price per share.

Other Director Compensation

During the most recently completed financial year, the following directors of the Company received compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts:

1. Gowling Lafleur Henderson LLP, a law firm in which a director is a partner, received approximately $25,209 for professional services;

2. Midas Management Inc., a company in which James Robertson is President, received approximately $60,000 for administration services, all of which was paid pursuant to a Business Services Agreement (See "Termination of Employment, Change in Responsibilities and Employment Contracts" and "Management Contracts" for further details).

3. Archie Nesbitt received approximately $60,000 for professional services, all of which was paid to Archibald J. Nesbitt Professional Corporation ("AJN Prof. Corp."), a company majority owned by Mr. Archie Nesbitt, pursuant to a Financial Services Agreement entered into between the Company and AJN Prof. Corp. and dated November 1, 2004. (See "Management Contracts" for further details).

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") was adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. The corporate governance practices adopted by the Company are set out in the attached Schedule "A".

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At any time during the Company's last completed financial year, no director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company's most recently completed financial year end:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Shareholders	3,512,250	$1.53	685,189
Equity Compensation Plans Not Approved By Shareholders	N/A	N/A	N/A
Total:	3,512,250	$1.53	685,189

The Company currently has a "fixed" stock option plan (the "Plan") which was adopted on January 6, 2003.

On September 29, 2003, the shareholders of the Company approved an amendment to the Plan increasing the maximum number of shares issuable pursuant to such Plan from 1,439,000 common shares to 2,295,000 common shares and allowing shares reserved for insiders or granted to insiders with a 12-month period to exceed 10% of the issued shares of the Company. On April 30, 2004, the shareholders of the Company approved a further amendment to the Plan increasing the maximum number of shares issuable pursuant to such Plan from 2,295,000 to 3,591,943 common shares. On April 28, 2005 the shareholders of the Company approved a further amendment to the Plan replenishing 77,750 common shares which have been issued upon the exercise of options previously granted under the Plan and increasing the number of common shares available for issuance upon the exercise of options granted under such Plan by an additional 630,496 common shares so that an aggregate of 4,222,439 common shares are issuable under the Plan.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and consultants, as an incentive to dedicate their efforts to advance the success of the Company. The granting of options is intended to align the interests of such persons with that of the members. Options will be exercisable over periods up to ten years as determined by the Board of the Company and are required to have an exercise price of not less than the closing price of the Company's shares on the TSX on the trading day immediately preceding the day on which the option is granted (provided that if there are no trades on such day then the last closing price within the preceding ten trading days will be used, and if there are no trades within such ten-day period, then the simple average of the bid and ask prices on the trading day immediately preceding the day of grant will be used), in each case less up to the maximum discount permitted by the TSX. Pursuant to the Plan, the Board may, from time to

time, authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries.

The Plan provides that:

(a) the number of optioned common shares granted to insiders during any 12-month period may exceed 10% of the issued shares of the Company;

(b) the number of optioned common shares granted to any one individual during any 12-month period may not exceed 5% of the issued shares of the Company;

(c) the number of optioned common shares granted to any one consultant during any 12-month period may not exceed 2% of the issued shares of the Company;

(d) the number of optioned common shares granted to all persons employed to provide investor relations activities (as a group) may not exceed 2% of the issued shares of the Company during any 12-month period;

in each case calculated as at the date of grant of the option, including all other shares under option to such person at that time.

(e) subject to section (f) below, upon ceasing to be an eligible optionee for any reason (other than death), such optionee has until the earlier of (i) the original expiry date; and (ii) 90 days from the date that such cessation occurs, to exercise his options, unless such optionee is engaged in investor relations activities and then such optionee has until the earlier of (i) the original expiry date; and (ii) 30 days from the date that such cessation occurs;

(f) if an eligible optionee ceases to be an optionee due to death, the options held by such optionee will be exercisable for a period of one year from the date of such death by such optionee's legal heirs or representatives;

(g) subject to the policies of the TSX, an option shall vest and may be exercised (in each case to the nearest full share) during the option period in the circumstance where the number of shares reserved for issuance by the board pursuant to the exercise of options granted is less than or equal to 10% of the number of issued and outstanding shares of the Company, in such manner as the board may determine;

(h) the Plan provides that, subject to applicable TSX approval, the board of directors may, at any time, amend or revise the terms of the Plan, provided that such amendment or revision shall not alter the terms of any options theretofore granted under the Plan;

(i) options may be exercisable for a period of up to 10 years; and

(j) the options are non-assignable and non-transferable. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Plan or within one year from the date of the optionee's death.

The Board of Directors has approved, subject to the necessary shareholder approval and regulatory acceptance, a further amendment to the Plan to increase the maximum number of shares issuable pursuant to the Plan from 4,222,439 common shares to 4,539,206 common shares. See "Particulars of Matters to be Acted Upon – Amendment to Stock Option Plan".

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Archie Nesbitt, the Chairman and a director of the Company is currently a director of Bakbone Software Incorporated, a Toronto Stock Exchange listed company that has been subject to cease trade orders dated December 8, 2004 in British Columbia and Ontario and December 6 and 17, 2004 in Alberta for a failure to file interim financial statements.

Michael Raftery, Chief Financial Officer of the Company, was a director and officer of Fourseas AsiaLink Corporation, a reporting non-trading company in British Columbia, which was the subject of a cease trade order in 1998 in British Columbia for failure to file audited financial statements. The majority shareholder and President returned to Hong Kong and the company ceased doing business in British Columbia.

Other than as noted above, none of the directors or any proposed management nominee for election as a director of the Company is, or during the ten years preceding the date of this Information Circular has been, a director or officer of any company that, while the person was acting in that capacity:

(a) was the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b) was subject to an event that resulted, after the director or proposed management nominee ceased to be a director or executive officer of the relevant company in the relevant company, being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of the director or proposed management nominee ceasing to be a director or officer of the relevant company, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

PERSONAL BANKRUPTCIES

During the ten years preceding the date of this Information Circular, no director or proposed management nominee for election as a director of the Company has been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth above or elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, nor any shareholder beneficially owning, directly or indirectly, common shares of the Company, or exercising control or direction over common shares of the Company, or a combination of both, carrying more than 10% of the voting rights attached to the outstanding shares of the Company nor an associate or affiliate of any of the foregoing persons has since January 1, 2004 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

The Company has entered into the following management or consulting agreements:

Under the terms of a management services agreement dated November 1, 2004 (the "Management Services Agreement"), between the Company and Mr. Michael McInnis, President of the Company, it was agreed that Mr. McInnis would provide to the Company: (i) services as President and Chief Executive Officer; (ii) senior management direction and overall responsibility for the operations, geological exploration and business activities of the Company; (iii) office and field geological consulting and advisory services relating to the Company's mineral projects; (iv) introduction to projects for acquisition, lease, joint venture or other purposes; and (v) introduction to investment opportunities and potential investors or sources of financing. In exchange for these services, the Company agreed to pay Mr. McInnis a monthly management fee of $8,500 and to reimburse Mr. McInnis for all reasonable direct costs, expenses and disbursements incurred by him on behalf of the Company, as well as any additional fees as may be payable by the Company for additional services provided by Mr. McInnis. The Management Services Agreement has a rolling three year term which is automatically extended for a further three years on each anniversary of the date of the agreement. For the period of December 31, 2004 to December 31, 2005, the Company was charged an aggregate of $102,000 for management fees and reimbursement of expenses under the Management Services Agreement.

Pursuant to a financial services agreement dated November 1, 2004 (the "Financial Services Agreement") between the Company and Archibald J. Nesbitt Professional Corporation ("AJN Prof. Corp.") a company majority owned by Mr. Archie Nesbitt, it was agreed that the Company would pay to AJN Prof. Corp. a monthly management fee of $5,000 and reimbursement for all reasonable travel and other out-of-pocket expenses and administrative costs for financial consulting services. The Financial Services Agreement was for an initial period of one year, commencing on November 1, 2004, and shall continue unless terminated by either party upon one month's written notice to the other party. For the period of December 31, 2004 to December 31, 2005, the Company was charged an aggregate of $60,000 for management fees and reimbursement of expenses under the Financial Services Agreement.

Pursuant to a business services agreement dated November 1, 2004 (the "Business Services Agreement") between the Company and Midas Management Inc. ("Midas") a company owned by Mr. James Robertson, it was agreed that the Company would pay to Midas a monthly management fee of $5,000 and reimbursement for all reasonable travel and other out-of-pocket expenses and administrative costs for business consultancy and administrative and management services, as well as any additional fees as may be payable by the Company for additional services provided by Midas. The Business Services Agreement has a rolling three year term which is automatically extended for a further three years on each anniversary of the date of the agreement. For the period of December 31, 2004 to December 31, 2005, the Company was charged an aggregate of $60,000 for administrative and management fees and reimbursement of expenses under the Business Services Agreement.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Staley, Okada & Partners, Chartered Accountants as auditors of the Company and to authorize the directors to fix their remuneration. Staley, Okada & Partners were first appointed auditors of the Company on November 27, 2002.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

PARTICULARS OF MATTERS TO BE ACTED UPON

Removal of Pre-Existing Company Provisions, Adoption of New Articles and Amendment to the Share Capital of the Company

On March 29, 2004, British Columbia adopted the new *Business Corporations Act* (the "New Act") to replace the *Company Act* (the "Former Act"), which previously governed the Company. To make the laws governing British Columbia corporations more consistent with other Canadian and United States jurisdictions and to provide shareholders with a greater choice of effective governance structures, the New Act removes many of the restrictions contained in the Former Act, including restrictions on the residency of directors, limitations on the location of annual general meetings and limits on authorized share capital. As well the New Act uses new forms and terminology.

To take full advantage of the legislative opportunities offered by the New Act, management and the Board of Directors have reviewed the current articles of the Company (the "Existing Articles") and considered the options available under the New Act to determine what changes, if any, can provide a benefit to the Company and its shareholders. Management is seeking shareholder approval to (i) remove from the Existing Articles certain provisions that relate to restrictions contained in the Former Act and that are no longer required under the New Act (the "Pre-existing Company Provisions"); (ii) replace the Company's Existing Articles with new articles (the "New Articles") which will incorporate some of the more flexible provisions of the New Act; and (iii) alter its current authorized share capital so that the Company's share structure is an unlimited number of shares without par value. Management and the Board of Directors believe that removing the Pre-existing Company Provisions, replacing the Existing Articles with the New Articles and going to unlimited authorized share structure will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents into line with the New Act.

Three resolutions, as set out below, are proposed to accomplish these changes. The removal of the Pre-existing Company Provisions, the replacement of the Existing Articles with the New Articles and the change in the share structure must be by special resolutions, which will require approval by a 3/4 (75%) majority of those shareholders who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolutions.

The form of the Company's charter documents following the Meeting will vary depending upon which of the resolutions below are approved, if any. If none is approved, the Existing Articles, containing the Pre-existing Company Provisions described below and also containing the existing limit on authorized share capital, will continue to govern the Company. If only the resolution to replace the Existing Articles by the New Articles is approved, then New Articles will govern, but these will contain the Pre-existing Company Provisions and the limited share structure. If the resolution to remove the Pre-existing Company Provisions is approved, provisions will be included in the Existing Articles or the New Articles, as the case may be, to reflect this approval (but in the case of the Existing Articles, the three-quarters majority requirement for all special resolutions will remain until a further resolution is passed to reduce the majority for some or all special resolutions.) Provisions will be included in the Existing Articles or the New Articles, as the case may be, to reflect an unlimited share structure if this is approved.

Management and the Board of Directors believe that the passing of the following resolutions is in the best interest of the Company and recommend that shareholders vote in favour of all of the resolutions.

IT IS THE INTENTION OF THE PERSONS PROPOSED BY MANAGEMENT AS PROXYHOLDERS IN THE ACCOMPANYING FORM OF PROXY TO VOTE THE SHARES REPRESENTED IN A PROXY IN FAVOUR OF EACH OF THE FOLLOWING RESOLUTIONS UNLESS SUCH PROXY SPECIFIES THAT THE SHARES IT REPRESENTS ARE TO BE VOTED AGAINST SUCH RESOLUTIONS.

I. Pre-Existing Company Provisions

Under the New Act, a company remains subject to "Pre-existing Company Provisions" (as defined in the *Business Corporations Act)* contained in its corporate documents until the shareholders remove the Pre-existing Company Provisions by special resolution. These were provisions which were required under the Former Act but are not required under the New Act. Given the Company's status as a public company, only two Pre-existing Company Provisions would continue to apply to the Company following the completion of its transition under the New Act unless removed:

1. Under the Pre-existing Company Provisions, if a company offers to purchase any of its own shares, it must extend the offer on a proportionate basis to all shareholders holding shares of the class or series of shares subject to the offer, subject to certain exceptions. The New Act does not contain a similar provision. While the exceptions to this proportionate purchase requirement would, in the vast majority of cases, allow the Company to purchase its shares without having to extend the offer to purchase to all shareholders holding those shares, Management believes that this restriction may unduly limit flexibility in future transactions, where the ability to repurchase some, but not all of its shares from shareholders may be necessary or desirable. Accordingly, if shareholders approve the removal of the application of the Provisions, this requirement will no longer apply to the Company.

2. The Pre-existing Company Provisions would also maintain the requirement under the Former Act that no less than three-quarters of the votes cast at a general meeting must vote in favour of a proposed special resolution in order for that special resolution to be passed. Under the New Act, with shareholder approval, the Company may reduce the level of the majority required to pass some or all special resolutions to two-thirds of the votes cast at a general meeting. Management and the Board of Directors believe that the reduced threshold for special resolutions will provide the Company with greater flexibility for future corporate activities and is consistent with companies incorporated in other jurisdictions.

If shareholders do not approve the removal of the Pre-existing Company Provisions, then the Company will not always be able to redeem or repurchase its shares without making pro-rata offers to all shareholders and the three-quarters majority will remain as the threshold vote required for the approval of all special resolutions, and this will be so whether or not the Existing Articles are replaced by the New Articles.

In order to remove the application of the Pre-existing Company Provisions, the shareholders of the Company are asked to pass the following special resolution:

"BE IT RESOLVED, as a special resolution that:

(a) the Notice of Articles of the Company be altered to remove the application of the Pre-existing Company Provisions (as defined in the *Business Corporations Act* of British Columbia) and that the Pre-existing Company Provisions be and are hereby removed and no longer apply to the Company; and

(b) any one director or officer of the Company be and is hereby authorized to execute and deliver all such documents and instruments, including the Notice of Alteration reflecting the removal of the Pre-existing Company Provisions in such form as such director deems appropriate, necessary or desirable, and to do such further acts, as may be necessary to give full effect to this special resolution."

II. Adoption of New Articles

Management proposes adoption of the New Articles to better conform to the structure of the New Act and to modernize the Company's governing rules and provide a more effective charter structure. A discussion regarding the main differences between the Company's Existing Articles and the proposed New Articles, is attached to this Information Circular as Schedule "B", which shareholders are encouraged to review. A copy of the New Articles has been included with the proxy materials for the Meeting. If the shareholders do not approve the New Articles, the Existing Articles will continue to govern the Company, as the articles under, and subject to, the New Act.

Any amendment to the Company's articles must receive shareholder approval by way of special resolution. Accordingly, shareholders are asked to pass the following special resolution:

"BE IT RESOLVED, as a special resolution, that:

(a) the Articles of the Company be altered by deleting and cancelling the existing Articles of the Company and creating and adopting the New Articles as the Articles of the Company, provided that any alteration in the New Articles that would render incomplete or incorrect any information in the Notice of Articles of the Company shall not take effect until the Notice of Articles of the Company is altered to reflect such alteration; and

(b) any one director or officer of the Company be and is hereby authorized to execute and deliver and file all such notices, documents and instruments, and to do such further acts, as he in his discretion may deem necessary to give full effect to this special resolution."

III. Alteration to Authorized Share Structure

Under the Former Act, the Company was required to limit its authorized (as opposed to actual issued) share capital. This requirement was different from the legislation in most jurisdictions in Canada and the United States, which allows a corporation to authorize an unlimited number of shares as its authorized capital. Under the New Act, the Company may, if authorized by its shareholders, now alter its authorized share structure to an unlimited number of shares. The Company currently has authorized capital of 100,000,000 common shares without par value. Management and the Board of Directors believe that the limits on the Company's authorized share structure may unnecessarily restrict, complicate or impede future corporate, acquisition or financing transactions that may require the availability of a greater number of shares than are currently available under the existing authorized capital. Cost and time savings could also be realized if such transactions could proceed without the expense and delay of a shareholders meeting, which would otherwise be required to remove any limitation in the share structure that was impeding the transactions.

Shareholders are asked to approve an alteration to the Company's Notice of Articles to provide that the Company's share structure is an unlimited number of common shares without par value. If shareholders do not approve this alteration, then the Company's share structure will continue to be 100,000,000 common shares without par value, and this will be so whether or not the Existing Articles are replaced by the New Articles.

The shareholders of the Company are asked to approve the following special resolution:

"BE IT RESOLVED, as a special resolution, that:

(a) the limit on the number of common shares which the Company is authorized to issue be eliminated;

(b) the Company's authorized share structure shall be an unlimited number of common shares without par value;

(c) the Company's Notice of Articles shall be amended as may be required to reflect this resolution; and

(d) any one director or officer of the Company be and is hereby authorized to execute and deliver and file all such notices, documents and instruments, and to do such further acts, as he in his discretion may deem necessary to give full effect to this resolution."

Approval of Private Placement

The Company is seeking shareholder approval to a non-brokered private placement (the "Special Warrant Private Placement") of up to 1,817,328 special warrants (the "Special Warrants") at a price of $1.25 per Special Warrant (the "Offering Price") for gross proceeds of up to $2,271,660. Each Special Warrant will entitle the holder to acquire on deemed exercise of such Special Warrant, for no further consideration, a unit consisting of one common share of the Company (a "Share") and one-half of a share purchase warrant with each whole warrant (a "Warrant") entitling the holder to purchase an additional common share (a "Warrant Share") of the Company for a period of one year from the date of closing of the Special Warrant Private Placement at a price of $1.60. The Special Warrants will be deemed exercised into Shares and Warrants on the first business day following the date the Company obtains, as required by the policies of the TSX, the approval of its shareholders to the Special Warrant Private Placement (the "Shareholder Approval Condition").

Concurrently with the Special Warrant Private Placement, the Company is also proceeding with a non-brokered private placement (the "Unit Private Placement") of up to 3,782,672 units (the "Units") at the Offering Price, each Unit consisting of one Share and one-half of one Warrant, and a best efforts agency brokered private placement (the "Brokered Private Placement") with Haywood Securities Inc. (the "Agent") whereby the Agent has agreed to sell up to 3,200,000 special warrants at the Offering Price and up to an additional 800,000 special warrants at the Offering Price upon the exercise of an option granted to the Agent to increase the Brokered Private Placement (collectively, the "Brokered Special Warrants") for additional aggregate gross proceeds of up to $9,728,340 (the Unit Private Placement, the Brokered Private Placement and the Special Warrant Private

Placement, collectively referred to herein as the "Offerings"). The Brokered Special Warrants will have the same terms as the Special Warrants.

As consideration for the services provided by the Agent in connection with the Brokered Private Placement, the Company has agreed (i) to pay to the Agent a cash commission equal to 7% of the gross proceeds raised under the Brokered Private Placement; and (ii) to issue to the Agent a compensation option (the "Agent's Option") entitling the Agent to subscribe for that number of units (the "Agent's Units") at the Offering Price as is equal to 7% of the total number of Brokered Special Warrants sold under the Brokered Private Placement. Each Agent's Unit consists of one common share (an "Agent's Share") and one-half of a share purchase warrant, with each whole common share purchase warrant (an "Agent's Warrant") exercisable to purchase an additional common share (an "Agent's Warrant Share") for a one year period at a price of $1.60 per Agent's Warrant Share. The Agent's Option will vest and become exercisable on the first business day following the Shareholder Approval Condition and expire on the first anniversary of such date.

The Company will use the net proceeds received from the Offering to fund further exploration work on the Company's Nevada Gold properties and for working capital purposes. 100% of the gross proceeds received from the sale of the Special Warrants and Brokered Special Warrants will be held in escrow following the closing of the Special Warrant Private Placement and the Brokered Private Placement and will not be released to the Company unless the Shareholder Approval Condition is satisfied. If the Shareholder Approval Condition is not satisfied, such proceeds will be returned to the subscribers for Special Warrants and Brokered Special Warrants and all outstanding Special Warrants and Brokered Special Warrants will be cancelled and be of no further force or effect.

The TSX requires shareholder approval to be obtained for private placements that result in an aggregate number of listed securities issuable, on a fully diluted basis, exceeding 25% of the number of securities of the listed issuer which are then outstanding, on a non-diluted basis, if the price per security is less than the "market price", as such term is defined under TSX policies. The issuance of the Special Warrants, the Brokered Special Warrants, the Shares issuable upon deemed exercise of the Special Warrants and Brokered Special Warrants, the Warrant Shares issuable upon exercise of the Warrants, the Agent's Shares issuable upon exercise of the Agent's Option and the Agent's Warrant Shares issuable upon exercise of the Agent's Warrants when combined with the issuance of the Units will result in greater than 25% of the Company's issued and outstanding common shares as of the date hereof being issuable at the Offering Price, which is at a discount to the "market price" of the Company's common shares as of the date hereof. The issuance of the Units at the Offering Price does not require shareholder approval.

Accordingly, the shareholders of the Company are being asked to pass the following ordinary resolution in the following terms:

"BE IT RESOLVED as an ordinary resolution that:

(a) the issuance by the Company to subscribers, by way of private placement, of up to 5,817,328 special warrants at a price of $1.25 per special warrant, with each special warrant being exercisable, for no further consideration, into one unit consisting of one common share (a "Share") and one-half of a common share purchase warrant, with each whole common share purchase warrant entitling the holder to purchase one common share (a "Warrant Share") at a price of $1.60 per Warrant Share for a period of one year, and the issuance of the up to 5,817,328 Shares issuable upon the deemed exercise of the special warrants and 2,908,664 Warrant Shares issuable upon the exercise of the Warrants at a price of $1.60 per Warrant Share be and the same is hereby ratified, confirmed and approved;

(b) the issuance by the Company to Haywood Securities Inc. (the "Agent") of a compensation option (the "Agent's Option") entitling the Agent to subscribe for up to 280,000 units at a price of 1.25 per unit, with each unit consisting of one common share (an "Agent's Share") and one-half of a share purchase warrant with each whole share purchase warrant (an "Agent's Warrant") exercisable to purchase an additional common share (an "Agent's Warrant Share") at a price of $1.60 per Agent's Warrant Share for a one-year period and the issuance of up to 280,000 Agent's Shares issuable upon the exercise of the Agent's Option at a price of $1.25 per Agent's Share and 140,000 Agent's Warrant Shares issuable upon the exercise of the Agent's Warrants at a price of $1.60 per Agent's Warrant Share be and the same is hereby ratified, confirmed and approved."

Management believes that the passing of the ordinary resolution is in the best interests of the Company and recommend that the shareholders vote FOR the resolution. In the event the resolution is not passed the TSX will not approve the Special Warrant Private Placement and the Brokered Private Placement and all proceeds held in escrow from the sale of the Special Warrants and Brokered Special Warrants will be returned to the subscribers thereof and all outstanding Special Warrants and Brokered Special Warrants will be cancelled and be of no further force or effect.

An ordinary resolution requires the approval of a simple majority (50%+1) of the votes cast in person or by proxy at the meeting.

Amendment to Stock Option Plan

The Company currently has an incentive stock option plan in place (the "Plan") which provides for the granting of options to purchase common shares based on a maximum fixed number, currently an aggregate of 4,222,439 common shares of the Company (representing 18.6% of the Company's issued and outstanding share capital as at the date of this Information Circular). The Plan was adopted by the Shareholders on January 6, 2003, and amended on September 29, 2003, April 30, 2004 and April 28, 2005. See "Equity Compensation Plan Information" for details of the Plan.

At the meeting, shareholders will be asked to approve a resolution authorizing an amendment to the Plan by replenishing 25,000 common shares which have been issued upon the exercise of options previously granted under the Plan and increasing the number of common shares available for issuance upon the exercise of options granted under such Plan by an additional 316,767 common shares. Shareholders will be asked at the Meeting to ratify this amendment in the form of the resolution set forth below (the "Amendment").

Prior to the Amendment, the maximum number of shares available under the Plan for issuance was 4,222,439 (which was equal to approximately 20% of the issued and outstanding common shares as at March 24, 2005). As at March 28, 2006, 4,119,250 options remain outstanding and unexercised and 5,189 are available for future grants. Following receipt of Shareholder approval to the Amendment, the Company would have an aggregate of 4,539,206 common shares available for issuance upon the exercise of options previously granted and options available for granting, which will represent 20% of the Company's currently issued and outstanding common shares. No financial assistance is or will be provided to participants in the Plan by the Company to facilitate the purchase of common shares under the Plan.

A copy of the Plan, as amended by the Amendment, is available for viewing up to the date of the meeting at the Company's offices at Suite 906, 595 Howe Street, Vancouver, British Columbia, V6C 2T5 and at the meeting.

The Plan is intended to provide the board of directors with the ability to issue options to provide the employees, consultants, officers and directors of the Company with long-term equity-based performance incentives which are a key component of the Company's executive compensation strategy. The Company believes it is important to align the interests of management and employees with shareholder interests and to link performance compensation to enhancement of shareholder value. This is accomplished through the use of stock options whose value over time is dependent on market value. Accordingly the disinterested shareholders of the Company will be asked to approve the following ordinary resolution:

"BE IT RESOLVED as an ordinary resolution of the disinterested shareholders, that:

1. The Company is hereby authorized to amend paragraph 1 under Section 4 of the Company's Plan to replace 25,000 common shares which have been issued upon the exercise of previously granted options and increase the number of common shares which are available for issuance under the Plan by 316,767 common shares so that an aggregate number of common shares equal to 20% of the Company's issued and outstanding common shares will be available for the issuance of options under the Plan, by deleting Section 4 in its entirety and replacing it with the following:

   "4. Shares Subject to Plan

   Subject to adjustment as provided in Section 16 hereof, the shares to be offered under the Plan shall consist of shares of the Company's authorized but unissued common shares. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 4,539,206 common shares. If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the un-purchased shares subject thereto shall again be available for the purpose of this Plan."

2. Any director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing."

The Amendment is by way of an ordinary resolution of the disinterested shareholders, being those persons who are not insiders and whom options may be granted under the Plan which resolution must be passed by a majority of 50% plus 1

of the votes cast by shareholders entitled to vote who are represented in person or by proxy at the Meeting who vote in respect of that resolution.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com "Company Profiles – Gateway Gold Corp." and on the Company's website located at www.gatewaygold.com. The Company's financial information is provided in the Company's audited comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company's financial statements and related management discussion and analysis by contacting Gateway Gold Corp., at Suite 906 – 595 Howe Street, Vancouver, BC V6C 2T5, attention James Robertson, director, (Telephone: (604) 801-6040).

SCHEDULE "A"

CORPORATE GOVERNANCE PRACTICES

The following table addresses the disclosure requirements set out in Form 58-101F1 Corporate Governance Disclosure:

Corporate Governance Disclosure Requirement	*The Company's Approach*
1. Board of Directors – (a) Disclose identity of directors who are independent.	(a) The Company's five independent directors are James Robertson, Alvin Jackson, Louis Montpellier, Roman Friedrich and Archie Nesbitt.
(b) Disclose identity of directors who are not independent and describe the basis for that determination.	(b) The Company's sole non-independent director is Michael McInnis. This director is non-independent insofar as he holds a senior executive position with the Company.
(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.	(c) The board is composed of five independent directors and one non-independent director.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	(d) The following directors are presently also directors of the following other reporting issuers: • Michael McInnis: Canadian Gold Hunter Corp.; Niblack Mining Corp.; Redstar Gold Corp.; Firesteel Resources Inc.; Canasil Resources Inc.; Abacus Mining & Exploration Corp.; and Riverstone Resources Inc. • Archie Nesbitt: Abacus Mining & Exploration Corp.; Bakbone Software Inc.; Dejour Enterprises Ltd.; and Niblack Mining Corp. • James Robertson: Riverstone Resources Inc.; Sennen Resources Ltd.; Primary Metals Inc.; GFM Resources Ltd.; and Playfair Mining Ltd. • Alvin Jackson: Nordic Diamonds Ltd.; Gold-Ore Resources Ltd.; Canasil Resources Inc.; Doublestar Resources Inc.; Riverstone Resources Inc.; and Red Dragon Resources Corp. • Roman Friedrich: StrataGold Corporation; GFM Resources Ltd.; and Dreman/Claymore Dividend & Income Fund
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	(e) The independent directors of the board do not hold meetings at which non-independent directors and members of management are not in attendance. The Company holds regular quarterly meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If	(f) The board presently has an independent director as the chair of the board Archie Nesbitt, the Company's Chairman of the Board, generally chairs the meetings of the board and actively seeks out the views of independent directors on all board matters.

Corporate Governance Disclosure Requirement	*The Company's Approach*
the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors. (g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year	(g) The Company has held 5 board meetings (4 in 2005 and 1 in 2006) since the beginning of its most recently completed financial year. The attendance record for its six directors is: Michael McInnis (5/5), Archie Nesbitt. (2/5), James Robertson (5/5), Alvin Jackson (5/5), Louis Montpellier (4/5) and Roman Friedrich (4/5).
2. Board Mandate – Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The board assumes responsibility for stewardship of the corporation, including overseeing all of the operation of the business, supervising management and setting milestones for the Company. The board reviews the statements of responsibilities for the Company including, but not limited to, the code of ethics and expectations for business conduct. The board approves all significant decisions that affect the Company and its subsidiaries and sets specific milestones towards which management directs their efforts. The board of directors and senior management is responsible for identifying the principal risks of the Company's business and for ensuring these risks are effectively monitored and mitigated to the extent practicable. The CEO is responsible for and has developed a long-term strategic plan for the Company. The board is responsible for approving annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals. The Corporate Governance Committee is responsible for senior executive recruitment and the Compensation Committee is responsible for senior executive compensation. The board delegates to management, through the CEO, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The board also looks to the Corporate Governance Committee to furnish recommendations respecting corporate objectives and long-term strategic plans and to management with respect to annual operating plans. The board appoints senior management. As the Company has grown it has seen that management has also grown, mitigating risk with respect to succession planning. At this time two executives are in place with sufficient experience to assume the CEO role in the case of the loss of the CEO. The board approves all of the Company's major communications, including annual and quarterly reports and press releases. Project budgets are brought before the board for approval on a regular basis. The board's direction with respect to these budgets are communicated back to project staff. The board as a whole, is involved in developing the Company's

Corporate Governance Disclosure Requirement	*The Company's Approach*
	approach to corporate governance. The number of scheduled board meetings varies with circumstances but a minimum of four meetings are held annually. In addition, special meetings are called as necessary. The Chairman establishes the agenda at each board meeting and submits a draft to each director for their review and recommendation for items for inclusion on the agenda and each director has the ability to raise subjects that are not on the agenda at any board meeting. Meeting agendas and other materials to be reviewed and/or discussed for action by the board are distributed to directors in time for review prior to each meeting. Board members have full and free access to senior management and employees of the Company.
3. Position Description – (a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position. (b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	(a) The board has not developed written position descriptions for the chair and the chair of each board committee. The chair of the Audit Committee has a clear mandate from the board to carry out his responsibilities. (b) The board and the CEO have not, to date, developed formal, documented position descriptions for the Board and the CEO defining the limits of management's responsibilities. The board is currently of the view that the respective corporate governance roles of the board and management, as represented by the CEO, are clear and that the limits to management's responsibility and authority are reasonably well-defined.
4. Orientation and Continuing Education – (a) Briefly describe what measures the board takes to orient new directors regarding i. The role of the board, its committees and its directors, and ii. The nature and operation of the issuer's business (b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	(a) The Company does not have a formal orientation and education program for new directors. However, new directors are provided with relevant materials with respect to the Company as well as being oriented on relevant corporate issues by the CEO. (b) The board currently does not provide continuing education for its directors. By using a board composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the board operates effectively and efficiently.
5. Ethical Business Conduct – (a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code: i. Disclose how a person or company may obtain a copy of the code; ii. Describe how the board monitors compliance	(a) The board has not adopted a written code of ethics and expectations for business conduct for the directors, officers and employees of the Company.

Corporate Governance Disclosure Requirement	*The Company's Approach*
with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and iii. Provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	
(b) Describe any steps the board dates to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	(b) Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions. A thorough discussion of the documentation related to a material transaction is required for review by the board, particularly independent directors.
(c) Describe any other steps that board takes to encourage and promote a culture of ethical business conduct.	(c) The board seeks directors who have solid track records in spheres ranging from legal and financial to exploration and mining in order to ensure a culture of ethical business conduct.
6. Nomination of Directors -	
(a) Describe the process by which the board identifies new candidates for board nomination	(a) All of the Company's directors are involved in the search for new directors.
(b) Disclose whether or not the board has a nominating committee composted entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	(b) The board does not have a nominating committee. A new director should have direct experience in the mining business and significant public company experience. The nominee must not have a significant conflicting public company association. Experienced mining directors are currently difficult to source as a result of the high level of activity in the mining sector.
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	(c) The board does not have a nominating committee at the present time.
7. Compensation --	
(a) Describe the process by which the board determines the compensation for the issuer's directors and officers	(a) The board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. There is no minimum share ownership requirement of directors. Directors' compensation is in the form of stock options. The Company's compensation committee reviews the amounts and effectiveness of stock option compensation.
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.	(b) The board has a Compensation Committee composed of three independent directors.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	(c) The Compensation Committee's primary re-sponsibility is to make recommendations for approval by the board of directors on developing the Company's approach to corporate governance issues, proposing board of directors

Corporate Governance Disclosure Requirement	*The Company's Approach*
	new nominees to the Board of Directors and assessing directors and management on an ongoing basis with respect to their appointment and remuneration. The Committee also evaluates the performance of the Company's senior executive officers and reviews the design and competitiveness of the Company's compensation plans. The Compensation Committee meets as required to review and set remuneration.
(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	(d) The Company has felt no need to retain any compensation consultants or advisors at any time since the beginning of the Company's most recently completed financial year.
8. Other Board Committees – If the board has standing committees other than the audit and compensation committees, identify the committees and describe their function.	In addition to the Audit Committee and the Compensation Committee, the Company has a Corporate Governance Committee which is to provide a focus on corporate goverance that will enhance corporate performance, and to ensure on behalf of the board and shareholders of the Company that the Company's corporate governance system is effective in the discharge of its obligations to the Company's stakeholders..
9. Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.	The Audit Committee, as part of their annual review, assesses the effectiveness of the board and its independence. The Audit Committee assesses the adequacy of the information provided, the regular nature of the communication between the board and management and reviews whether management is following the mandated strategic direction as set out in the board's direction and management milestones. The board assesses the CEO's effectiveness in attaining the Company's corporate objectives, budgets and milestones. Management and directors communicate with shareholders on an ongoing basis, and shareholders are regularly consulted on the effectiveness of board members and senior staff.

SCHEDULE "B"

Set out below is a discussion of the changes proposed under the New Articles. These proposed changes to the New Articles include a discussion of substantive changes included in the New Articles and changes included that are as a result of changes under the New Act. The New Articles incorporate a number of non-substantive changes, including the use of the new terminology adopted under the New Act. For example, "members" are now "shareholders" and "register of members" is now "central securities register" under the New Act. Many of these non-substantive terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend. For full particulars, please refer to the text of the proposed New Articles attached hereto.

The following is a discussion of the substantive changes proposed in the New Articles.

Borrowing Powers

Under the Existing Articles, the Company may borrow money, issue bonds, debentures and other debt obligations, give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future), or give financial assistance to any person, by way of loan, guarantee, security, or otherwise. Under the New Act, companies are now also permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person. This broader flexibility reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles propose that the Company also be able to guarantee the repayment of money by any other person or the performance of any obligation of any other person. Management believes that it is in the best interests of the Company to allow for such a guarantee to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interest of the Company and its shareholders.

Directors Authority to Set Auditor's Remuneration

Under the New Act, the Company is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditors of the Company. The Former Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration. Historically, shareholders of the Company have always authorized the directors to appoint the auditors and to set the auditor's remuneration. As a result, the inclusion of the authority for directors to set the auditor's remuneration in the New Articles merely codifies existing practice. More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the appointment and remuneration of auditors.

Special Majority for Resolutions

Under the Former Act, the majority of votes required to pass a special resolution at a general meeting was three-quarters of the votes cast on a resolution. Under the New Act, the Company is authorized to determine whether a special resolution requires two-thirds or three-quarters of the votes cast on a resolution. The Existing Articles did not state what the majority was for a special resolution, as this matter was dealt with under the Former Act. The New Articles propose that a special resolution require a majority of two-thirds of the votes cast on a resolution. Depending on whether the special resolution to remove the Pre-existing Company Provisions is approved, the New Articles will either retain the three-quarters majority requirement for all special resolutions or provide that the majority required to pass special resolutions will be reduced to two-thirds of the votes cast for all special resolutions other than a special resolution to remove directors between annual general meetings. To pass a special resolution to remove directors between annual general meetings, the existing requirement for a three-quarter majority vote will be retained.

Share Issuances

Under the Former Act, the maximum discount or commission payable on the issuance of a share of the Company was 25%. Under the New Act the Company is, subject to shareholder approval, now permitted to avoid setting a numerical maximum for a discount or commission payable on the issuance of a share but rather limit any discount or commission by a test of reasonableness. The New Articles provide that the Company be permitted to pay or offer the commission or discount as permitted in the New Act. Management of the Company believes that the 25% maximum limit should not be set out in the New Articles as such a limit does not consider factual circumstances nor apply a test of reasonableness. By limiting the discount or commission amounts payable by the test of reasonableness, exercised by directors with a duty to act in the best interest of the Company, the Company is provided greater flexibility in possible future transactions. In addition, since the Company is a public company, it is subject to the requirements of the

Toronto Stock Exchange on share issuances and discounts and commissions, which requirements are generally more stringent than the Former Act provisions.

Casting Vote of Chair at Shareholder Meetings

Under the Existing Articles of the Company the chair of a shareholders' meeting, in the event of an equality of votes, was prevented from having a second or casting vote. As neither the Former Act nor the New Act provide any restrictions on the chair with respect to having a second or casting vote, management of the Company believes it to be in the best interests of the Company and its shareholders to allow the chair of a meeting of shareholders, where there is an equal vote, on a show of hands and on a poll, to have a second or casting vote in addition to the vote or votes to which the chair is entitled as a shareholder and the Company has included such provision in its New Articles.

Delivery of Documents to Shareholders

As a result of changes under the New Act, the New Articles now permit the delivery of documents to a shareholder by facsimile transmission, email and any other method permitted under securities legislation, so long as the shareholder consents and provides its facsimile number, email address or other authorized delivery method. This change reflects recent developments under securities legislation. As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Company to allow for facsimile transmission, email and other permitted methods of delivery of documents to shareholders. As a result, the New Articles propose to allow the Company to deliver documents to shareholders by facsimile transmission, email and other methods permitted under securities legislation.

Proxies

As a result of changes under the New Act, the New Articles now permit shareholders to deposit their proxies for shareholder meetings through Internet or telephone voting services, in addition to the usual methods of mail or facsimile delivery. This reflects a general movement by corporations to adopt easier and faster ways for shareholders to communicate with corporations. As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Company to allow for proxies to be deposited using Internet or telephone voting services.

Share Purchases

Under the Existing Articles, if the Company made an offer to purchase any of its own shares, it was required to extend the offer on a proportionate basis to all shareholders holding the same class or series of shares that were subject to the offer, subject to certain exceptions. As this is no longer a requirement of the New Act, the New Articles will only contain this restriction if the special resolution to remove the Pre-existing Company Provisions is not approved by the shareholders; if such special resolution is adopted, this restriction will not appear in the New Articles.

The following are changes to the provisions contained in the New Act which have an effect on provisions contained in the Existing Articles:

Officers

Under the Existing Articles, the Company was required to have a least a President and Secretary as officers, and there had to be separate individuals holding those positions. In addition, the President was required to be a director of the Company. These were requirements under the Former Act. However, under the New Act, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements. Management and the board of directors believe that by removing these restrictions the Company is better able to meet its corporate governance obligations as to membership of the board of directors.

Publication of Advance Notice of Meeting

Under the Existing Articles, the Company was required to publish notice of a general meeting of shareholders in the manner required under the Former Act. Under the New Act, the Company is no longer required to publish notice of general meetings, and recent changes to securities legislation in Canada requires that all public companies, including the Company, post advance notice of a general meeting on www.sedar.com in advance of the record date for the meeting. As a result, it is proposed that the New Articles remove the requirement to publish advance notice of the meeting.

Share Certificates

Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company he or she holds. Under the New Act, a shareholder is now entitled to a share certificate representing the number of shares of the Company he or she holds or a written acknowledgement of the shareholder's right to obtain such a share certificate. As a result, the New Articles have been amended to provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transmissions.

Disclosure of Interest of Directors

Under the New Act, the provisions relating to the disclosure of interests by directors have been revised and updated. As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions and refer to the provisions contained in the New Act.

Directors Meetings

Under the New Act, the provisions relating to directors meetings have been revised and updated to allow directors to participate by telephone or other communications mediums, so long as the directors are able to communicate with each other. The New Articles have been drafted to broaden the ability of directors to participate in meetings through other communication mediums to allow directors who may not be able to attend in person to still participate in meetings of the directors.

In addition, the New Articles have been updated to allow directors to receive notices of meetings by electronics means, which allows for quicker and more efficient communication with directors of the Company.

Indemnity Provision

Under the Former Act, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The Existing Articles provided for the Company to indemnify directors, subject to the requirements of the Former Act. Under the New Act, the Company is now permitted to indemnify a past or present director or officer of the Company without obtaining prior court approval in respect of an "eligible proceeding". An "eligible proceeding" includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the New Act, the Company will be prohibited from paying an indemnity if:

(i) the party did not act honestly and in good faith with a view to the best interests of the Company;

(ii) the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(iii) the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles propose to allow the Company to indemnify directors, officers, employees and agents, subject to the limits imposed under the New Act. Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers, employees and agents, subject to the limits and conditions of the New Act.

Authorized Share Capital

Under the Former Act, the Company was required to set a maximum number for its authorized share capital and such number was required to be contained in the Company's memorandum. Under the New Act there are no maximum number restrictions and, due to the elimination of the memorandum under the New Act, such authorized share capital must be contained in a company's articles. In order to provide the Company with greater flexibility to proceed with equity financings, management has determined that it will alter its authorized share capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value and that such altered authorized share capital will be reflected in its New Articles, provided that the shareholders approve such amendment to the Company's authorized share capital by way of an ordinary resolution. If the shareholders do not approve such amendment, the Company's authorized share capital will remain at 100,000,000 common shares without par value.

Holding of Annual General Meetings

Under the Former Act, annual general meetings were required to be held within 13 months of the last annual general meeting. The New Act allows for annual general meetings to be held once in each calendar year and not more than 15 months after the last annual general meeting and accordingly, the Company's New Articles reflect this provision.

Proxy

ANNUAL & SPECIAL GENERAL MEETING OF SHAREHOLDERS OF GATEWAY GOLD CORP. (the "Company")

TO BE HELD AT SUITE 906 – 595 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 2T5
ON FRIDAY, APRIL 28, 2006, AT 10:00 AM

I/We being holder(s) of the Company hereby appoint: Michael D. McInnis, President, Chief Executive Officer and a Director of the Company, or failing this person, James Robertson, a Director of the Company, or in the place of the foregoing, ***(print the name)*** ______________________, as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the holders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof.

I/We hereby direct the proxyholder to vote the securities of the Company recorded in my/our name as specified herein.

I/We hereby revoke any proxy previously given to attend and vote at said Meeting.

SECURITYHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. To determine the number of Directors at seven (7).			N/A
2. To elect as Director, MICHAEL MCINNIS		N/A	
3. To elect as Director, ARCHIE NESBITT		N/A	
4. To elect as Director, JAMES ROBERTSON		N/A	
5. To elect as Director, ALVIN WILLIAM JACKSON		N/A	
6. To elect as Director, LOUIS G. MONTPELLIER		N/A	
7. To elect as Director, ROMAN FRIEDRICH		N/A	
8. To elect as Director, GERRY D. FACCIANI		N/A	
9. To appoint Staley, Okada & Partners, Chartered Accountants, as auditors of the Company and authorize the Directors to fix their remuneration.		N/A	
10. Pursuant to the enactment of the new *Business Corporations Act* and the repeal of the *Company Act*, to approve, by special resolution, the removal of the Pre-existing Company Provisions, all as more particularly set out in the Company's information circular dated March 28, 2006.			N/A
11. Pursuant to the enactment of the new *Business Corporations Act* and the repeal of the *Company Act*, to approve, by special resolution, the replacement of the Company's Existing Articles with the New Articles, all as more particularly set out in the Company's information circular dated March 28, 2006.			N/A
12. Pursuant to the enactment of the new *Business Corporations Act* and the repeal of the *Company Act*, to approve, by special resolution, the alteration of the Company's authorized share capital from 100,000,000 common shares without par value to an unlimited number of common shares, without par value all as more particularly set out in the Company's information circular dated March 28, 2006.			N/A
13. To pass an ordinary resolution to approve a private placement which may result in the issuance of greater than 25% of the issued and outstanding shares of the Company wherein the share price of the private placement is less than the market price, as more particularly set out in the Company's information circular dated March 28, 2006.			N/A
14. To pass an ordinary resolution of the disinterested shareholders, to approve an amendment to the Company's stock option plan as more particularly described in the Company's information circular dated March 28, 2006.			N/A
15. To transact such other business as may properly come before the meeting.			N/A

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**
2. This form of proxy ("Instrument of Proxy") ***must be signed* by you, the holder**, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.
3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.
4. ***A holder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.
5. ***A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). If no choice is, or both choices are, specified, the proxyholder appointed by you will, and is hereby directed to, vote **in favour** of each matter identified on this Instrument of Proxy and **for** the nominees of management for directors and for auditors as identified in this Instrument of Proxy; **OR**

   (b) ***appoint another proxyholder,*** who need not be a holder of the Company, to vote according to the holder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is, or both choices are, specified, the proxyholder appointed by you will, and is hereby directed to, vote **in favour** of each matter identified on this Instrument of Proxy and **for** the nominees of management for directors and for auditors as identified in this Instrument of Proxy.
6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any poll*** of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.
7. If a holder has submitted an Instrument of Proxy, ***the holder may still attend the Meeting and may vote in person***. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.
8. **To be represented at the Meeting, proxies must be submitted no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.**

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at **http://webvote.pctc.com.** ***To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.***

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683).** ***Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.***

RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.

Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.

GATEWAY GOLD CORP.

Voting Results for the Annual and Special General Meeting of Shareholders Held on April 28, 2006

To: The Applicable Securities Commissions

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual and special general meeting of shareholders (the "Meeting") of Gateway Gold Corp. (the "Company") held on April 28, 2008.

1. Determination and Election of Directors

At the Meeting , the shareholders of the Company determined the number of directors of the Company for the ensuing year at seven (7). Management of the Company presented to the shareholders its seven (7) nominees for directors. According to proxies received and vote by show of hands, the following individuals were elected as directors of the Company until the next annual meeting:

Name	**Votes For**	**Votes Withheld**
Michael McInnis	6,086,440	0
Archie Nesbitt	6,086,440	0
James Robertson	6,086,440	0
Alvin William Jackson	6,086,440	0
Louis Montpellier	6,080,240	6,200
Roman Friedrich	6,080,240	6,200
Gerry D. Facciani	6,080,240	6,200

2. Appointment of Auditors

At the Meeting the shareholders were asked to approve the re-appointment of Staley, Okada & Partners, Chartered Accountants as the Company's auditor and to authorize the directors to fix the auditor's remuneration. According to proxies received and vote by show of hands, Staley, Okada & Partners was re-appointed as the Company's auditor and the directors were authorized to fix the auditor's remuneration based on the following results:

Votes For	**Votes Withheld**
6,086,440	0

3. Removal of Pre-Existing Company Provisions under the British Columbia Company Act

At the Meeting, shareholders were asked to approve a special resolution to amend the Notice of Articles of the Company to remove the application of the Pre-existing Company Provisions. The number of shares not voted was 830,804. According to proxies received and vote by show of hands, the removal of the Pre-Existing Company Provisions applicable to the Company was approved with the following results:

Votes For	Votes Against
5,255,636	0

4. Adoption of New Articles

At the Meeting, the shareholders were asked to approve a special resolution to adopt new Articles of the Company. The number of shares not voted was 830,804. According to proxies received and vote by show of hands, the adoption of new Articles was approved with the following results:

Votes For	Votes Against
5,053,136	202,500

5. Alteration to Authorized Share Capital

At the Meeting, the shareholders were asked to approve a special resolution to alter the Notice of Articles to provide that the Company's authorized share capital be an unlimited number of common shares without par value. The number of shares not voted was 830,804. According to proxies received and vote by show of hands, the alteration to the authorized capital of the Company to an unlimited number of common shares without par value was approved with the following results:

Votes For	Votes Against
5,213,936	41,700

6. Private Placement

At the Meeting, the shareholders were asked to approve the issuance by way of private placement of up to 5,817,328 special warrants at a price of $1.25 per special warrant and the issuance by the Company to Haywood Securities Inc. of a compensation option entitling the holder to subscribe for up to 280,000 units at a price of $1.25 per unit resulting in the issuance of greater than 25% of the issued capital of the Company wherein the share price is less than the market price. The number of shares not voted was 830,804. According to proxies received and vote by show of hands, the issuance of 5,817,328 special warrants and the issuance of a compensation option was approved with the following results:

Votes For	Votes Against
5,218,136	37,500

7. Amendment of Stock Option Plan

At the Meeting, the disinterested shareholders were asked to approve an increase in the number of maximum shares which may be issued under the Company's stock option plan from 4,222,439 to 4,539,206. The number of shares not voted was 2,419,704. According to proxies received and vote by show of hands, the increase to the maximum number of shares reserved under the Company's stock option plan was approved with the following results:

Votes For	Votes Against
3,436,236	230,500


Gateway Gold Corp.
Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

GATEWAY GOLD REPORTS PROGRESS ON 30,000 METRE DRILL PROGRAM IN NEVADA

August 16, 2006 **Symbol: GTQ -TSX**

Gateway Gold Corp. (the "Company") (GTQ-TSX) is pleased to report that its 2006 exploration program is well underway in northeastern Nevada. The Company has currently completed 5,073 metres (16,644 feet) of its planned 30,000+ metre drilling campaign on four of its gold properties. The program, budgeted at CDN$7,800,000, called for three diamond drill rigs and two reverse circulation drill rigs. To date, three drill rigs have been underway since June 15 with a fourth rig having commenced drilling on August 7. They are currently deployed on three of the Company's projects; Big Springs, Golden Dome and Dorsey Creek. An additional diamond drill has been requested subject to crew availability.

BIG SPRINGS PROJECT

Eleven holes totaling 1,356 metres (4,450 feet) of approximately 20,000 metres of drilling has been completed on the Big Springs project to date. The drill plan was developed in collaboration with Gustavson Associates LLC, who prepared the Company's recent NI 43-101 resource report. The drilling in most part is being directed at zones of known gold mineralization to increase the confidence levels and to test for extensions of the known zones.

DEEP SAMMY PROJECT

Two drill holes were planned to test Lower Plate targets at South Sammy. The completed first hole targeted the projected intersection of Brien's fault, a major north-east trending structural zone that controlled the distribution of gold mined in the South Sammy area, and the Lower Plate rocks known to exist at depth. The second hole has been started approximately 2,000 feet north of the first and is targeting the intersection of the north-west trending SWX fault and Brien's fault at the Lower Plate contact.

GOLDEN DOME PROJECT

The Golden Dome project lies approximately halfway between the Big Springs project and the Jerritt Canyon mines to the south. Last fall, three widely spaced reconnaissance holes encountered Lower Plate rocks and all of the holes returned significant gold values. A number of structural intersections have been interpreted from the available geological, geophysical and geochemical data. These structural intersections, which are the major controls for the location of gold deposits in the district, are being tested with approximately 5,000 metres of drilling this year. To date, 7 reverse circulation holes have been drilled as "pre-collars" for deeper core holes. Subsequently, two diamond drill holes have been completed, both have intersected Lower Plate where projected, and assays are expected in early September. Drilling continues on the 5 remaining pre-collared holes.

MAC RIDGE PROJECT

The Mac Ridge property lies immediately east of the larger Big Springs claim block. This was the location of the first mining at Big Springs, from a small open pit near the top of the ridge.

One of the most exciting developments for the Company in 2005 was the discovery of gold at surface in Lower Plate rocks at the Lower Mac Ridge prospect. This discovery helps outline a large area that is prospective for Lower Plate mineralization. The Lower Plate of the Roberts Mountain thrust hosts the majority of the large gold deposits found in Nevada.

The Company has planned for about 3,000 metres of drilling at Mac Ridge. This program is awaiting receipt of the necessary permits. In the meantime, detailed mapping, additional rock sampling and hand trenching are being carried out.

DORSEY CREEK PROJECT

Drilling in 2004 and 2005 encountered significant gold-arsenic-antimony mineralization over thick intervals in a rhyolite dyke. Significant mineralized intervals were encountered over core lengths ranging from 21 to 123 metres. Mineralization in the dyke has been traced over a strike length of 1,200 metres, with a width of 50 metres and a depth of 250 metres.

The size of this gold-bearing system is very impressive. Several compelling targets were developed within the system where the Company's staff believes the opportunity for discovery is high. The main focus in 2006 is to test the down dip projections of the mineralized dike where it intercepts Lower Plate rocks. Approximately 1,000 metres of drilling are being carried out to test these targets. The first hole has reached 270 metres (900 feet) and has started to test the intersection of gold-bearing rhyolite dyke with the Lower Plate.

Receipt of preliminary gold assays is currently taking 3 to 4 weeks from the time the samples reach the laboratory. All samples are prepared and analyzed by ALS Chemex, with sample preparation in Elko and analyses in North Vancouver.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President and CEO

The TSX does not accept responsibility for the adequacy or the accuracy of this release.
For further information contact Michael D. McInnis at (604) 801-6040 or by email at mikem@gatewaygold.com
Dr. Giles Peatfield, P. Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.


Gateway Gold Corp.
Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

GATEWAY FARMS OUT JACK CREEK PROPERTY

Not for dissemination in the USA or through US newswire services

June 5, 2006 **Symbol: GTQ –TSX**

Gateway Gold Corp. (the "Company") (GTQ-TSX) is pleased to announce that it has entered into an Option and Joint Venture Agreement (the "Option") on the Company's Jack Creek property in northeastern Nevada. The Company has agreed to grant Stanley B. Keith and Earl W. Abbott (the "Optionees") an option to acquire a 50% interest in the Jack property (the "Claims") with a further option to increase that interest to a 70% interest in the property.

In order to maintain the option in good standing and earn a 50% interest in the Claims, the Optionees must incur aggregate expenditures of USD$500,000 before March 1, 2009. Once the Optionees have earned a 50% interest, Gateway can either participate as a 50% joint venture partner or allow the Optionees to earn an additional 20% interest in the Claims by spending an additional USD$500,000 before March 1, 2011. If the Optionees earn the additional 20% interest, Gateway can elect to either participate as a 30% joint venture partner or convert the 30% interest to a 10% Net Profits Royalty.

The Jack Creek property is located approximately two miles southwest of the Company's Dorsey Creek property. The property comprises 53 JAK claims that lie on an inferred structural trend that passes through the Company's Big Springs and Dorsey Creek properties onto the Jack Creek property. The geology at Jack Creek is similar to that at Big Springs and the known gold mineralization at Jack Creek is hosted by the same package of rocks that host mineralization at Big Springs. Moderate gold grades were found in rocks at the surface by Gateway Gold's staff. Limited drill programs carried out a previous operator encountered modest gold grades in some of the holes.

The Optionees are planning a detailed mapping program over the claims followed by a deep drilling campaign.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President and CEO

For further information contact Michael D. McInnis at (604) 801-6040 or by email at mikem@gatewaygold.com
The TSX does not accept responsibility for the adequacy or the accuracy of this release. Dr. Giles Peatfield, P. Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.


Gateway Gold Corp.

Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

GATEWAY TO COMMENCE
30,000 METRE DRILL PROGRAM IN NEVADA

Not for dissemination in the USA or through US newswire services

May 30, 2006 **Symbol: GTQ –TSX**

Gateway Gold Corp. (the "Company") (GTQ-TSX) is pleased to report that our geological staff has mobilized to the field office in northeastern Nevada to commence the 2006 drilling campaign. The Company is planning a minimum of 30,000 metres of drilling on four of its gold properties. The program is budgeted at CDN$7,800,000 using three diamond drill rigs and two reverse circulation drill rigs. The first drill rig will commence drilling June 1, and all rigs are scheduled to be operating by June 12.

BIG SPRINGS PROJECT

Approximately 20,000 metres of drilling is planned for the Big Springs project. The drill plan has been developed in collaboration with Gustavson Associates LLC, who prepared the Company's recent NI 43-101 resource report. The drilling in most part will be directed at known gold mineralization to increase the confidence levels and to test for extensions of the known zones.

Gustavson has also been retained to prepare engineering studies, update the geologic model, and develop a scoping level report that examines metallurgical characteristics, mining methodology and possible site plans and associated infrastructure. This work will be initiated following the 2006 drill program.

GOLDEN DOME PROJECT

The Golden Dome project lies approximately halfway between the Big Springs project and the Jerritt Canyon mines to the south. Last fall, three widely spaced holes were drilled to test a geological interpretation that postulated that Lower Plate rocks could exist at moderate depths beneath a 6 square kilometre gravel covered area in the middle of the property. Lower Plate rocks are considered very important as they host the mineralization at Jerritt Canyon and other major Carlin-style deposits.

All three reconnaissance holes encountered Lower Plate rocks and all of the holes returned significant gold values. The second hole returned 25 feet grading 1.34 g/t gold (0.039 opt); including 15 feet of 1.78 g/t gold (0.052 opt). The other holes returned several tens of feet of anomalous gold values ranging from 200 ppb to 1 g/t au. These results are deemed to be very significant considering the fact that the drilling was done at wide spacing in pursuit of a blind target.

A number of structural intersections have been interpreted from the available geological data. Structural intersections are the major control for the location of gold deposits in the district and these targets will be tested with approximately 5,000 metres of drilling this year.

.../2

MAC RIDGE PROJECT

The Mac Ridge property lies immediately east of the larger Big Springs claim block. This was the location of the first mining at Big Springs, from a small open pit near the top of the ridge.

One of the most exciting developments for the Company in 2005 was the discovery of gold at surface in Lower Plate rocks at the Lower Mac Ridge prospect. Rock chip samples collected from altered Lower Plate outcrops returned significant gold values ranging from 1.17 g/t (0.034 opt) to 5.70 g/t (0.166 opt). The samples were collected within a gold soil anomaly measuring approximately 450 feet by 800 feet. The former Mac Ridge open pit mine is located about 1,300 metres west of this new discovery; the closest drill hole is 750 metres to the west. This discovery helps outline a large area that is prospective for Lower Plate mineralization. The Lower Plate of the Roberts Mountain thrust hosts the majority of the large gold deposit found in Nevada.

The Company is planning a drill program comprising about 3,000 metres of drilling. The program will commence later in the year after receipt of the necessary permits.

DORSEY CREEK PROJECT

Drilling in 2004 and 2005 encountered significant gold-arsenic-antimony mineralization over thick intervals in a rhyolite dyke. Significant mineralized intervals in the holes ranged from 0.25 g/t to 2.54 g/t over core lengths ranging from 21 to 123 metres. Mineralization in the dyke has been traced over a strike length of 1,200 metres, with a width of 50 metres and a depth of 250 metres.

The size of this gold-bearing system is very impressive. Several compelling targets have been developed within the system where the Company's staff believes the opportunity for discovery is high. The main focus in 2006 will be to test the down dip projections of the mineralized dike where it intercepts Lower Plate rocks. Approximately 1,000 metres of drilling will be carried out in 2006 to test these targets.

All samples are prepared and analyzed by ALS Chemex.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President and CEO

For further information contact Michael D. McInnis at (604) 801-6040 or by email at mikem@gatewaygold.com
The TSX does not accept responsibility for the adequacy or the accuracy of this release. Dr. Giles Peatfield, P. Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.

Gateway Gold Corp.
Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

SHAREHOLDERS APPROVE PRIVATE PLACEMENT FINANCING

Not for dissemination in the USA or through US newswire services

May 4, 2006 **Symbol: GTQ –TSX**

Gateway Gold Corp. (the "Company") (GTQ-TSX) is pleased to announce that at the 2006 annual general meeting held on April 28, 2006, the shareholders approved the issuance by the Company, by way of brokered and nonbrokered private placement, previously announced (refer to news releases dated March 29, 2006, April 17, 2006 and April 24, 2006), of up to 5,817,323 special warrants at a price of $1.25 per special warrant including common shares underlying the special warrants and common shares underlying the warrants forming part of the units, and the issuance to Haywood Securities Inc. (the "Agent') of a compensation option entitling the Agent to subscribe for up to 280,000 units at a price of $1.25 per unit and any underlying common shares issuable thereto. The shareholder approval condition having been satisfied, the special warrants were deemed exercised into shares and warrants and all of the gross proceeds received from the sale of the special warrants were released from escrow to the Company. All securities issued pursuant to the deemed exercise of the special warrants are subject to a four month hold period expiring August 11, 2006 and August 22, 2006 respectively.

In addition, at the meeting, Messrs. Michael McInnis, Archie Nesbitt, James Robertson, Alvin William Jackson, Louis G. Montpellier, and Roman Friedrich were re-elected as directors of the Company and Gerry D. Facciani was elected as a new director.

The shareholders also approved the removal of the pre-existing company provisions under the former British Columbia Company Act, the adoption of new articles that better conform to the structure of the *Business Corporations Act* (British Columbia), the alteration to the Company's authorized capital to an unlimited number of common shares without par value, and the amendment to the Company's stock option plan by replenishing 25,000 common shares previously issued pursuant to stock option exercises and by increasing the number of shares reserved under the plan by 316,767 common shares so that maximum number of common shares issuable under the amended plan would be 4,539,206 common shares or approximately 20% of the Company's issued and outstanding share capital as at the date of the information circular.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President and CEO

For further information contact Michael D. McInnis at (604) 801-6040 or by email at mikem@gatewaygold.com
The TSX does not accept responsibility for the adequacy or the accuracy of this release.


Gateway Gold Corp.

Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

CLOSING OF CDN$5 MILLION BROKERED PRIVATE PLACEMENT

Not for dissemination in the USA or through US newswire services

April 24, 2006 **Symbol: GTQ –TSX**

Gateway Gold Corp. (the "Company") (GTQ-TSX) is pleased to announce that it has closed its previously announced brokered private placement through Haywood Securities Inc. (the "Agent") (refer to news release dated March 29, 2006) of 4,000,000 special warrants (the "Special Warrants") at a price of $1.25 per Special Warrant for total gross proceeds of $5,000,000 (the "Offering").

Each Special Warrant will entitle the holder to acquire on deemed exercise of such Special Warrant, for no further consideration, one unit (a "Unit") consisting of one common share (a "Share") and one half of one non-transferable share purchase warrant, with each whole warrant (a "Warrant") entitling the holder to purchase one additional common share for a period of one year at a price of $1.60. The Special Warrants will be deemed exercised into Shares and Warrants on the first business day following the date the Company obtains, as required by the policies of the Toronto Stock Exchange, the approval of its shareholders to the Offering (the "Shareholder Approval Condition"), which approval is being sought at the annual general and special meeting of the shareholders of the Company currently scheduled for April 28, 2006. 100% of the gross proceeds received from the sale of the Special Warrants were deposited in escrow and will not be released to the Company unless the Shareholder Approval Condition is satisfied. If the Shareholder Approval Condition is not satisfied the funds in escrow will be used to effect the redemption of the Special Warrants at a price per $1.25 per Special Warrant and all outstanding Special Warrants will be cancelled and be of no further force or effect.

In consideration of its services, the Agent received a cash commission equal to 7.0% of the gross proceeds raised under the Offering and compensation options (the "Options") entitling the Agent, and a sub-agent, to purchase an aggregate of 280,000 Units at an exercise price of $1.25 per Unit for a period of one year following satisfaction of the Shareholder Approval Condition.

The Company will use the net proceeds received from the Offering to fund further exploration work on the Company's Nevada Gold properties and for working capital purposes.

All securities issued pursuant to the Offering will be subject to a four month hold period.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President and CEO

For further information contact Michael D. McInnis at (604) 801-6040 or by email at mikem@gatewaygold.com

The TSX does not accept responsibility for the adequacy or the accuracy of this release.


Gateway Gold Corp.
Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

GATEWAY GOLD ANNOUNCES CLOSING OF PRIVATE PLACEMENT

Not for dissemination in the USA or through US newswire services.

April 17, 2006 **Symbol: GTQ –TSX**

Gateway Gold Corp. (GTQ-TSX) (the "Company") is pleased to announce that it has closed its previously announced non-brokered private placement (refer to news release dated March 1, 2006) of 3,746,472 units ("Units") and 1,765,000 special warrants ("Special Warrants") at a price of $1.25 per Unit and Special Warrant for total gross proceeds of $6,889,340 (the "Offering"). The $4.0 million brokered private placement referred to in a news release dated March 29, 2006 has not yet closed.

Each Unit consists of one common share of the Company (a "Share") and one half of a non-transferable share purchase warrant, with each whole share purchase warrant (a "Warrant") entitling the holder to purchase an additional common share of the Company for a period of one year at a price of $1.60 per share.

Each Special Warrant will entitle the holder to acquire on deemed exercise of such Special Warrant, for no further consideration, one Share and one half of one Warrant. The Special Warrants will be deemed exercised into Shares and Warrants on the first business day following the date the Company obtains, as required by the policies of the Toronto Stock Exchange, the approval of its shareholders to the private placement of the Special Warrants (the "Shareholder Approval Condition"), which approval is being sought at the annual general and special meeting of the shareholders of the Company currently scheduled for April 28, 2006. 100% of the gross proceeds received from the sale of the Special Warrants were deposited in escrow and will not be released to the Company unless the Shareholder Approval Condition is satisfied. If the Shareholder Approval Condition is not satisfied such proceeds will be returned to the subscribers for Special Warrants and all outstanding Special Warrants will be cancelled and be of no further force or effect. The proceeds received from the sale of the Units are immediately available for use by the Company.

In connection with the Offering, the Company paid to certain arm's length individuals a finder's fee consisting of cash (equal to an aggregate of 7% of the gross proceeds received from the sale of 383,800 Units and 740,000 Special Warrants) and an aggregate of 26,866 Units and 51,800 Special Warrants.

The Company will use the net proceeds received from the Offering to fund further exploration work on the Company's Nevada Gold properties and for working capital purposes.

All securities issued pursuant to the Offering will be subject to a four-month hold period.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President and CEO

For further information contact Michael D. McInnis at (604) 801-6040 or by email at mikem@gatewaygold.com

The TSX does not accept responsibility for the adequacy or the accuracy of this release.


Gateway Gold Corp.
Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

$4.0 MILLION BROKERED PRIVATE PLACEMENT

Not for dissemination in the USA or through US newswire services.

March 29, 2006 **Symbol: GTQ -TSX**

Gateway Gold Corp. (the "Company") (TSX:GTQ) is pleased to report that it has entered into an agreement with Haywood Securities Inc. (the "Agent"), to raise up to $4,000,000 in gross proceeds by way of a best efforts private placement. The Closing Date is anticipated to be on or before April 21, 2006.

The Company will issue up to 3,200,000 Special Warrants (the "Special Warrants") of the Company at a price of $1.25 per Special Warrant. Upon completion (the "Closing Date") of the Offering, the gross proceeds of the Offering shall be deposited into escrow (the "Escrow") with the transfer agent of the Company to hold in trust pending receipt of the approval ("Shareholder Approval") of the shareholders of the Company to the exercise of the Special Warrants. On the first business day following the date the Company receives approval of its shareholders, each Special Warrant will be exercisable for one unit (a "Unit") of the Company. Each Unit will consist of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share for a period of twelve months from the Closing Date at a price of $1.60. If such approval is not obtained at the Company's annual general meeting on April 28, 2006, the funds in Escrow shall be used to forthwith effect the redemption of the Special Warrants at a price per Special Warrant of $1.25. At the election of the Agents, the Offering may be increased by up to an additional 800,000 Special Warrants to $5,000,000 in the event that oversubscriptions are received. The Agent's oversubscriptions are received. The Agent's oversubscription option shall be exercisable at the Agent's discretion at any time prior to the Closing Date.

The Agents will receive a cash commission equal to 7.0% of the gross proceeds from the sale of the Offering. The Agents will also be granted Compensation Options equal in number of 7% of the number of Units sold. Each Compensation Option will entitle the Agents to purchase one additional Unit for a period of twelve months from the Closing Date at an exercise price of $1.25. Proceeds from the Offering will be used to finance further exploration on the Company's Nevada properties and for general working capital.

The offering is subject to receipt of all necessary approvals, including the approval of the TSX Exchange. All securities issued pursuant to this Offering will be subject to a four month hold period.

ON BEHALF OF THE BOARD,

"Michael D. McInnis"

Michael D. McInnis, P. Eng., President and CEO

For further information, contact Michael D. McInnis at (604) 801-6040 or by email: mikem@gatewaygold.com.


Gateway Gold Corp.
Tel 604 801 6040 Fax 604 681 9868

NEWS RELEASE

GATEWAY GOLD ANNOUNCES PRIVATE PLACEMENT

Not for dissemination in the USA or through US newswire services.

March 1, 2006 **Symbol: GTQ - TSX**

Gateway Gold Corp. (GTQ-TSX) (the "Company") is pleased to announce a non-brokered private placement of up to 8,000,000 units ("Units") at a price of $1.25 per Unit for total gross proceeds of up to $10,000,000 (the "Offering"). Each Unit consists of one common share of the Company and one half of a share purchase warrant (a "Warrant") with each Warrant entitling the holder to purchase an additional common share of the Company for a period of one year at a price of $1.60.

The Company will use the net proceeds received from the Offering to fund further exploration work on the Company's Nevada Gold properties and for working capital purposes.

All securities issued pursuant to the Offering will be subject to a four month hold period.

On behalf of the Board,

"Michael D. McInnis"

Michael D. McInnis, President

For further information, contact Michael D. McInnis at (604) 801-6040 or by email at mikem@gatewaygold.com.

Gateway Gold Corp.
Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

INITIAL RESOURCE ESTIMATE – BIG SPRINGS

January 30, 2006 **Symbol: GTQ –TSX**

Gateway Gold Corp. (TSX:GTQ) is pleased to report the results of a resource estimate for the Big Springs property in the Independence Mountains, Nevada. The resource estimate, prepared by Gustavson Associates, LLC of Boulder, Colorado, is based on data from Gateway's drilling and from the database purchased from AngloGold USA, the former operator. The total database includes results from over 2,000 holes. The estimate includes the North and South Sammy areas as well as the 601, 701, Beadles and Crusher zones.

"This first resource estimate by us is a milestone event for Gateway and helps to quantify the Company's exploration success over the past two years", commented M. D. McInnis, president and CEO of Gateway. "Most of the resource areas are open for expansion and provide ample opportunity to build the resource with further exploration in 2006."

The results of the estimate are considered at this time to be in the inferred category and are summarized in the following table:

CUTOFF GRADE OUNCE/TON GOLD	TOTAL TONS	AVERAGE GRADE (opt)	AVERAGE GRADE (g/t)	CONTAINED OUNCES GOLD
0.300	468,000	0.450	15.43	211,000
0.250	616,000	0.406	13.92	250,000
0.200	914,000	0.345	11.83	315,000
0.150	1,534,000	0.274	9.39	420,000
0.100	2,992,000	0.198	6.79	592,000
0.050	8,353,000	0.113	3.87	944,000
0.025	15,415,000	0.078	2.67	1,195,000

The resource estimate was prepared by Gustavson Associates by multiple indicator kriging geostatistical methods. Values have been rounded to the nearest thousand tons and ounces of gold. A bulk density of 11.67 cubic feet per ton (2.75 tonnes per cubic metre) was employed, based on Gateway Gold's testwork. There is no implication of mineability and no provision has been made for dilution or mining losses. With these caveats in mind, the resource is considered to be NI 43-101 compliant.

Gustavson Associates LLC is a Colorado based consulting firm with more than 27 years of experience in the mining business, specializing in minerals exploration, production and evaluation.

Full details of the resource calculation and other aspects of the program will be presented in a NI 43-101 report to be posted on SEDAR within 45 days.

ON BEHALF OF THE BOARD,

"Michael D. McInnis"

Michael D. McInnis, P. Eng., President and CEO

For further information, contact Michael D. McInnis at (604) 801-6040 or by email: mikem@gatewaygold.com.
Dr. Giles Peatfield, P. Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.

Gateway Gold Corp.
Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

SECOND DISCOVERY OF GOLD IN LOWER PLATE ROCKS

January 23, 2006 **Symbol: GTQ –TSX**

Gateway Gold Corp. (the "Company") is pleased to announce the discovery of gold in Lower Plate rocks at the Lower Mac Ridge prospect. Rock chip samples collected from altered Lower Plate outcrops returned significant gold values ranging from 1.17 g/t (0.034 opt) to 5.67 g/t (0.165 opt). The samples were collected within a gold soil anomaly measuring approximately 450 feet by 800 feet. The former Mac Ridge open pit mine is located about 4,300 feet west of the discovery; the closest drill hole is 2,400 feet to the west.

After reviewing the lower Mac Ridge results, John Zimmerman, a veteran in Nevada exploration and co-discoverer of Gold Field's Chimney Creek (later Twin Creeks) deposit, said "This is the most exciting exposed Lower Plate exploration play in recent memory, similar to the early results at Chimney Creek: great grades in outcrops of great host rocks. It is rare and extremely significant to find exposures of ore-grade in good Carlin-type units that remains untested."

This is the second discovery of gold in Lower Plate rocks by the Company in 2005. (See Golden Dome News Release, dated November 15, 2005). Three holes drilled on the Golden Dome property, 5 miles south of Mac Ridge, all intersected Lower Plate rocks. Hole GD05-08C intersected 15 feet grading 1.783 g/t (0.052 opt) gold in Lower Plate. Two other holes encountered "anomalous" gold values in both Upper and Lower Plate rocks, in most cases with elevated arsenic and antimony contents, typical of Carlin-style mineralization. The Upper Plate occurrences appear to be structurally controlled and may represent "upward leakage" from mineralization in the Lower Plate. The best intersection in Upper Plate, in hole GD05-06C, was 0.903 g/t (0.026 opt) over 15 feet.

The discovery of Lower Plate rocks at Mac Ridge by the Company geologists resulted from field mapping carried out by following the easterly trending structures that control the gold mineralization at the Mac Ridge deposit. The Mac Ridge deposit was mined in the late 1980's by Independence Mining Company and had a reported average grade of 7.54 g/t (0.22 opt). Rock sampling of the recently discovered Lower Plate outcrops returned significant gold values. Of the 16 samples collected, 15 returned values greater than 100 ppb gold and eight exceeded 1.0 g/t (0.029 opt). The three highest samples were 3.20 g/t (0.093 opt), 3.31 g/t (0.097 opt) and 5.70 g/t (0.166 opt). The alteration and geochemical suite are typical of Carlin-style gold systems, which are known for producing large high-grade gold deposits.

The current geological interpretation suggests that the Lower Plate rocks continue at relatively shallow depths under and beyond the original Mac Ridge pit area. The Company is planning an aggressive evaluation of this promising Mac Ridge target in 2006.

The intervals reported are drilled intervals and may not represent the true width. All samples taken by Gateway Gold are prepared and analyzed by ALS Chemex.

ON BEHALF OF THE BOARD,

"Michael D. McInnis"

Michael D. McInnis, P. Eng., President and CEO

For further information, contact Michael D. McInnis at (604) 801-6040 or by email: mikem@gatewaygold.com.
Dr. Giles Peatfield, P. Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.


Gateway Gold Corp.
Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

WIDESPREAD GOLD MINERALIZATION FOUND IN BRIEN'S STRUCTURE AT BIG SPRINGS

January 12, 2006 **Symbol: GTQ –TSX**

Gateway Gold Corp. (the "Company") is pleased to report the results of drilling carried out in November 2005 on its Big Springs gold property in northeastern Nevada. The holes were drilled within the Brien's structural corridor, which is believed to be one of the main conduits for gold mineralization in the district. The Company's interest in the structure resulted from Hole GW04-55c, which intersected 124 feet grading 0.222 ounces per ton (opt) gold (7.54 g/t) in 2004.

During 2005, thirty-eight holes were drilled by the Company to test the structure. Twenty-six of these holes intersected significant gold values which range from 0.031 opt (1.07 g/t) to 0.201 opt (6.88 g/t) over core intervals ranging from 20 feet to 150 feet. Highlights of the drilling include Hole GW05-234, which returned 135 feet grading 0.103 opt (3.5 g/t) and GW05-231, which returned 130 feet grading 0.084 opt (2.88 g/t). Sixteen of the more significant holes are reported in the table below. A table listing the results from all holes can be found on the Company's website at www.gatewaygold.com. For completeness, holes drilled in the corridor by the Company in 2004 and holes drilled by a former operator (SC, WC, WWC and SQ holes) are reported as well.

The northerly trending structural zone is up to 100 feet wide and is at least 3,500 feet long. Three former open pit mines are located on the structure. The South Sammy pit is positioned on the southern part of the zone, the 701 pit is in the middle of the zone and the 401 is at the northerly end. The zone is characterized by significant intervals of high-grade gold values within long intervals of lower grade gold mineralization.

"It's apparent that the Brien's structure is gold-bearing throughout its length", commented M.D. McInnis, President of Gateway. "It provides excellent potential to help build the gold resource on the Big Springs property".

HOLE NO.	FROM (feet)	TO (feet)	CORE INTERVAL (feet)	GRADE (opt)	GRADE (g/t)
GW05-226	63	83	20	0.034	1.178
And	98	118	20	0.046	1.579
And	128	203	75	0.053	1.806
Including	138	158	20	0.086	2.946
GW05-230	23	53	30	0.048	1.645
And	63	73	10	0.078	2.680
And	93	163	70	0.049	1.687
And	183	223	40	0.040	1.368
GW05-231	73	203	130	0.084	2.883
Including	108	163	55	0.117	4.015

..../2

HOLE NO.	FROM (feet)	TO (feet)	CORE INTERVAL (feet)	GRADE (opt)	GRADE (g/t)
GW05-234	79	214	135	0.103	3.533
Including	154	174	20	0.201	6.880
GW05-236	0	48	48	0.057	1.956
And	158	183	25	0.060	2.059
And	323	353	30	0.137	4.711
GW05-237	113	143	30	0.125	4.293
GW05-238	98	123	25	0.138	4.720
GW05-245	93	243	150	0.040	1.367
GW05-247	88	273	185	0.034	1.152
WC-11	245	670	425	0.041	1.406
Including	250	465	215	0.053	1.817
SC-1267	375	565	190	0.105	3.600
Including	430	565	135	0.136	4.663
And Including	440	465	25	0.290	9.943
WCC-8	514	554	40	0.219	7.509
Including	519	536	17	0.349	11.966
SC-1174C	326	439.5	113.5	0.057	1.954
GW04-103C	118	238	120	0.056	1.920
SC-296	125	285	160	0.045	1.543
SC-674	350	380	30	0.191	6.549
Including	350	370	20	0.252	8.640
SQ-20	365	455	90	0.154	5.280
Including	385	410	25	0.346	11.863
WCC-26A	186	217	31	0.255	8.743
Including	197	217	20	0.368	12.617
SC-985	30	200	170	0.081	2.777
Including	30	45	15	0.560	19.200

The intervals reported are drilled intervals and may not represent the true width. All samples are prepared and analyzed by ALS Chemex.

ON BEHALF OF THE BOARD,

"Michael D. McInnis"

Michael D. McInnis, P. Eng.
President and CEO

For further information, contact Michael D. McInnis at (604) 801-6040 or by email: mikem@gatewaygold.com.
Dr. Giles Peatfield, P. Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.


Gateway Gold Corp.

Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

GOLD DISCOVERED IN LOWER PLATE ROCKS AT GOLDEN DOME PROPERTY

November 15, 2005 **Symbol: GTQ –TSX**

Gateway Gold Corp. (the "Company") is pleased to report that significant gold mineralization has been intersected in Lower Plate rocks in the second hole completed this year at the Golden Dome property in northeastern Nevada. A 25 foot section in Lower Plate rocks assayed 0.039 ounces of gold per ton ("opt"), including a 15 foot section grading 0.052 opt. "This is a landmark discovery at Golden Dome, considering that Lower Plate rocks were not known to exist there", commented M.D. McInnis, President of Gateway Gold. "Although the grades are modest, the discovery greatly enhances the potential of the Golden Dome property to host major Carlin-style gold deposits". Results include the following:

HOLE NO.	FROM (feet)	TO (feet)	CORE INTERVAL (feet)	GRADE (opt)	GRADE (g/t)
GD05-08C	1698	1703	5	0.017	0.588
	1703	1708	5	0.064	2.18
	1708	1713	5	0.028	0.949
	1713	1718	5	0.065	2.22
	1718	1723	5	0.023	0.781

The Golden Dome property lies approximately halfway between the Company's Big Springs deposit and the Jerritt Canyon mines to the south. Geologic interpretation by the Company's geologists had postulated that Lower Plate rocks could exist at moderate depths beneath a gravel-covered area in the middle of the Golden Dome property. Lower Plate rocks are considered very important, as they host the mineralization at Jerritt Canyon and other major Carlin-style deposits.

Hole GD05-07C, the first hole drilled this year, was drilled to test a target where a high angle fault, anomalous in gold, arsenic and antimony, was projected to intersect Lower Plate rocks. The hole encountered Lower Plate rocks at a depth of 1,707 feet and continued in Lower Plate rocks until it was terminated at 2,752 feet. Although no significant gold values were reported from Lower Plate rocks encountered in this hole, three zones in Upper Plate rocks, each 15 feet long, returned strongly anomalous gold and arsenic values. These anomalous zones are thought to be high angle structures that may represent leakage from a gold zone at depth. Further drilling will be required to test the projected intersection of these structures where they transect the Lower Plate.

.../2

The third hole completed this year at Golden Dome (Hole GD05-06C), was collared approximately 2,380 feet from GD05-08C. This hole encountered Lower Plate rocks from a depth of 1,510 feet until it was terminated at 2,825 feet. Assay results have not been received and will be reported when available.

The intervals reported are drilled intervals and may not represent the true width. All samples are prepared and analyzed by ALS Chemex.

ON BEHALF OF THE BOARD,

"Michael D. McInnis"

Michael D. McInnis, P. Eng.
President and CEO

For further information, contact Michael D. McInnis at (604) 801-6040 or by email: mikem@gatewaygold.com.
Dr. Giles Peatfield, P. Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.


Gateway Gold Corp.

Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

EXTENSIVE GOLD MINERALIZATION AT BIG SPRINGS 601/701 ZONES

November 8, 2005 **Symbol: GTQ –TSX**

Gateway Gold Corp. (the "Company") is pleased to release the results of holes drilled on the 601/701 zones on the Big Springs property in northeastern Nevada. The zones are adjacent to each other and results suggest that the two mineralized zones may be connected along an east-west trending structural corridor that is approximately 1,500 feet long. The mineralization in both zones is shallow and may be amenable to low-cost bulk mining. Near-surface intercepts included 25 feet grading 0.157 ounces of gold per ton ("opt") in Hole GW05-199 and 50 feet of 0.121 opt in Hole GW05-221.

HOLE NO.	FROM (feet)	TO (feet)	CORE INTERVAL (feet)	GRADE (opt)	GRADE (g/t)
GW05-197	237	267	30	0.149	5.12
Including	247	262	15	0.247	8.46
And	282	287	5	0.084	2.89
GW05-198	186	236	50	0.101	3.46
Including	191	211	20	0.174	5.98
GW05-199	72	97	25	0.157	5.39
Including	72	87	15	0.218	7.48
GW05-201	73	93	10	0.044	1.52
GW05-205	228	238	10	0.204	6.98
And	338	408	20	0.278	9.54
GW05-209	232	252	20	0.043	1.48
And	412	432	20	0.253	8.67
GW05-211C	280	285	5	0.036	1.24
And	345	350	5	0.259	8.87
And	401	411	10	0.067	2.31
GW05-212	355	370	15	0.058	1.99
GW05-216	232	267	35	0.086	2.96
Including	247	267	20	0.137	4.71
GW05-220	98	108	10	0.130	4.45
And	148	153	5	0.102	3.50
GW05-221	73	123	50	0.121	4.15
Including	73	93	20	0.187	6.41
And	158	178	20	0.067	2.29
GW05-224	470	495	25	0.095	3.27
Including	475	495	20	0.111	3.80

The 601 zone was stripped but not mined by the former operator. The zone occurs approximately in the middle of a 7,500 foot long northeasterly trending corridor called the 219 structural corridor. The eastern portion of the South Sammy pit lies at the south end of the corridor, the 601 zone lies in the middle and the Beadles zone at the northern end (see News Release dated November 1, 2005). The entire length of this corridor is considered prospective for the discovery of new mineralization.

.../2

The 701 zone is located immediately to the west of the 601 zone and is a former open pit. The zone occurs in the middle of a north-trending, 5,100 foot long, structural corridor similar to the 219 corridor called the Brien's corridor. The western portion of the South Sammy pit lies at the southern end of the corridor, the 701 zone is in the middle and the 401 zone is at the northern end. As with the 219 corridor, the Company's geological staff considers this entire corridor prospective for new mineralization.

Several additional holes have been drilled on these prospective zones and are in for assay. Results will be released once they have been received and reviewed.

Dorsey Creek

Results have also been received from eight holes drilled to further evaluate the major new Carlin-style gold system discovered at the Company's Dorsey Creek property during last year's drill program. Four holes drilled late last year encountered significant gold-arsenic-antimony mineralization over thick intervals in a rhyolite dyke. Mineralized intervals in last year's holes ranged from 0.25 grams of gold per tonne ("g/t") to 2.54 g/t over core lengths ranging from 21 to 123 metres. Six of the holes drilled this year intersected anomalous gold and arsenic mineralization. The two most significant holes are DC05-12 and DC05-14, which were drilled in and adjacent to the mineralized rhyolite dyke. Hole DC05-12 was collared in the dyke and stayed in the dyke for the entire 860 foot length of the hole. The dyke was altered throughout with variable zones of argillization and locally intense quartz/sulphide veins. Numerous gold intervals ranging from 10 to 200 feet in thickness were encountered. Significant gold grades within the intervals ranged from 0.25 g/t to 1.5 g/t.

Hole DC05-14 was collared south of the dyke and was drilled to test an extensive jasperoid outcrop. The hole stayed in jasperoid throughout its entire 1,000 foot length. The entire first 700 feet was anomalous with gold with a high of 524 ppb and an average of 64 ppb.

"The size of this gold-bearing mineralized system is very impressive", commented M.D. McInnis, President of Gateway. "It has been traced horizontally about 1,300 metres, 275 metres to depth and 150 metres in thickness. The challenge is to develop targets within this broad system where the gold grades could be upgraded. Our geological staff has developed several compelling targets within the system where we believe the opportunity for discovery is high. We are still very enthusiastic about the Dorsey Creek target and look forward to further drilling".

The intervals reported are drilled intervals and may not represent the true width. All samples are prepared and analyzed by ALS Chemex.

ON BEHALF OF THE BOARD,

"Michael D. McInnis"

Michael D. McInnis, P. Eng.
President and CEO

For further information, contact Michael D. McInnis at (604) 801-6040 or by email: mikem@gatewaygold.com.
Dr. Giles Peatfield, P. Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.

Gateway Gold Corp.

Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

EXPANSION OF BEADLES CREEK ZONE

November 1, 2005 **Symbol: GTQ –TSX**

Gateway Gold Corp. (the "Company") is pleased to announce the results from the most recent round of drilling on the Beadles Creek zone at the Big Springs gold project in Nevada. The results from this drilling have extended the shallow mineralization encountered during last year's drilling from the northeast end of the drill grid an additional 200 feet to the southwest. The deeper high-grade zone has been also extended an additional 150 feet to depth. "The Beadles Creek zone continues to meet our expectation that it will develop into a significant new mineralized zone", commented Michael D. McInnis, President of the Company.

The Beadles Creek zone is at the northeast end of a 7,000 foot long structural corridor that includes the South Sammy deposit and the 601 deposit. "Our staff are confident that we can continue to expand the known mineralized zones within this corridor and discover new ones along it that could lead to a long, mineralized corridor potentially amenable to low-cost surface mining" said Mr. McInnis.

HOLE NO.	FROM (feet)	TO (feet)	CORE INTERVAL (feet)	GRADE (opt)	GRADE (g/t)
GW05-182C	77	93	16	0.068	2.33
And	251	268	17	0.102	3.51
GW05-189C	178	207	29	0.046	1.59
And	346	363	17	0.112	3.85
And	576	631	55	0.084	2.90
Including	596	626	30	0.100	3.42
GW05-191C	83	133	50	0.069	2.35
GW05-200C	309	339	30	0.045	1.54
Including	324	334	10	0.106	3.64
And	410	490	80	0.104	3.56
Including	470	485	15	0.294	10.07
GW05-202C	441	546	105	0.083	2.86
Including	456	487	31	0.147	5.04
And Including	522.5	536.5	14	0.119	4.09
GW05-203C	168	178	10	0.055	1.90
And	203	220.5	17.5	0.073	2.50
And	291.5	297	5.5	0.114	3.91
And	445	540	95	0.104	3.57
Including	475	500	25	0.253	8.69
And	555	585	30	0.073	2.49
GW05-207C	422	477	55	0.070	2.42
Including	442	477	35	0.100	3.43
And	682	717	35	0.073	2.49
Including	702	717	15	0.117	4.02

The intervals reported are drilled intervals and may not represent the true width. All samples are prepared and analyzed by ALS Chemex.

Drilling results from the 601/701 areas are under review and will be reported within 10 days.

ON BEHALF OF THE BOARD,

"Michael D. McInnis"

Michael D. McInnis, P. Eng.
President and CEO

For further information, contact Michael D. McInnis at (604) 801-6040 or by email: mikem@gatewaygold.com.
Dr. Giles Peatfield, P. Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.


Gateway Gold Corp.
Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

LOWER PLATE ROCKS DISCOVERED AT GOLDEN DOME PROPERTY

October 6, 2005 **Symbol: GTQ -TSX**

Gateway Gold Corp. (the "Company") is pleased to report that Lower Plate rocks have been intersected in the first hole drilled this year at the Golden Dome property. "Lower Plate rocks are the most significant host rocks for gold deposits in Nevada", commented Michael D. McInnis, President of Gateway. "These rocks are the hosts for the ore bodies at Jerritt Canyon and many other major gold deposits in Nevada, including those in the Cortez trend. Lower Plate rocks were not known to exist on the Golden Dome property before and the discovery of these prospective rocks greatly enhances the discovery potential of the property".

The Golden Dome property lies approximately halfway between the Company's Big Springs deposit and the Jerritt Canyon mines to the south. Geologic interpretation by the Company's geologists had postulated that Lower Plate rocks could exist at moderate depths beneath a gravel-covered area in the middle of the Golden Dome property. Hole GD05-07C was drilled to test a target where a high angle fault, anomalous in gold, arsenic and antimony, was projected to intersect Lower Plate rocks. At a depth of 1,707 feet, the hole passed through the Roberts Mountains thrust fault and encountered Lower Plate rocks. The hole stayed in Lower Plate rocks until it was terminated at 2,752 feet. Assay reports for this hole are not yet complete and results will be announced when available.

This discovery has established an area of about 6 square kilometres that is potentially underlain by Lower Plate rocks at this depth. To cover the full extent of the prospective area, the Company has staked an additional 101 mineral claims. A second hole collared about 1,300 feet from the first hole has commenced and currently is at a depth of 1,450 feet.

Drilling at the Company's Big Springs property is progressing on schedule with three drill rigs currently operating. The receipt of assays has been particularly slow during September due to a long turn-around time at the analytical lab. However, a number of assays have been received over the past two weeks. The assays are being compiled and interpreted by the Company's staff and will be released within ten days.

ON BEHALF OF THE BOARD,

"Michael D. McInnis"

Michael D. McInnis, P. Eng.
President and CEO

For further information, contact Michael D. McInnis at (604) 801-6040 or by email: mikem@gatewaygold.com.
Dr. Giles Peatfield, P. Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.


Gateway Gold Corp.
Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

HIGH GRADE GOLD INTERSECTED AT CRUSHER TARGET

August 11, 2005 **Symbol: GTQ -TSX**

Gateway Gold Corp. (the "Company") is pleased to announce that high grade gold mineralization has been intersected in the initial reverse circulation drilling of the Crusher target on the Big Springs property in northeastern Nevada. Hole GW05-166 intersected 135 feet grading 0.122 ounces per ton ("opt") gold, or 4.18 grams per tonne ("g/t"), including 20 feet grading 0.525 opt gold (18.00 g/t) and hole GW05-172 intersected 25 feet grading 0.818 opt gold (28.05 g/t).

The Crusher target is located approximately 200 metres northeast of the North Sammy pit area. Geological mapping by the Company's technical staff and drilling by the former operator has suggested the presence of two separate mineralized zones within the Crusher Target. The Crusher B zone was drill tested by hole GW05-166 which intersected 135 feet grading 0.122 opt (4.18g/t) from 130 feet to 265 feet including 20 feet grading 0.525 opt gold (18.00 g/t). The hole was drilled at a dip of minus 52 degrees underneath a 10 foot intercept grading 0.492 opt (16.87 g/t) drilled by the former operator. Hole GW05-166 was designed to better define the geometry of the Crusher B zone. The results substantially improved the exploration potential of the zone by increasing both the grade and thickness of the mineralized zone.

Hole GW05-172 drill tested the Crusher A zone and intersected 25 feet grading 0.818 opt gold (28.05 g/t) beginning at a depth of 70 feet in the hole. GW05-172 was a vertical hole and offset a hole drilled by the previous operator, which returned 20 feet grading 0.580 opt gold (19.89 g/t). The Company's hole was designed to better define the geometry and orientation of the Crusher A zone. The intersection has confirmed that the zone carries thick intercepts of high grade gold mineralization and has provided direction for further drill testing of this attractive target.

"Although we were aware of the presence of gold mineralization at the Crusher Target based on modest amounts of drilling by the former operator, we were unsure about the orientation and potential for expansion," commented M.D. McInnis, President of Gateway. "These initial results are highly encouraging in that they provide us with an orientation of the two zones and increase the Crusher target's importance as a potentially sizeable zone."

The Company's 2005 program includes a minimum of 20,000 metres of drilling at an estimated cost of $5,200,000. Two diamond core rigs and one reverse circulation rig are currently operating on the property. The objectives of the drilling campaign are to expand the known mineralized zones at the Big Springs property and to drill test other targets developed by the Company's geological staff for the discovery of new mineralized zones.

ON BEHALF OF THE BOARD,

"Michael D. McInnis"

Michael D. McInnis, P. Eng.
President and CEO

For further information, contact Michael D. McInnis at (604) 801-6040 or by email: mikem@gatewaygold.com.
Dr. Giles Peatfield, P. Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.


Gateway Gold Corp.

Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

GEOLOGIC RESOURCE ESTIMATES FOR BIG SPRINGS PROPERTY

July 13, 2005 **Symbol: GTQ -TSX**

Gateway Gold Corp. (the "Company") is pleased to report the results from two historic geologic resource estimates on the Big Springs property in northeastern Nevada. The estimates were prepared by Independence Mining Co., Inc. ("Independence") in 1994 and by Pincock Allen Holt Co., Inc. ("PAH") consultants to Independence, in 1992. Both of these studies were recently located by the Company within the extensive Independence database which was purchased by the Company from AngloGold North America Inc. late in 2004. Since these reports were prepared, the Company has completed over 30,000 metres of drilling on the Big Springs property. None of the Company's results have been included in the resource estimates below.

The study by Independence, the former owner and operator of the Big Springs mine, reported a global resource estimate of 850,428 ounces of gold within several mineralized zones at an average grade of 0.065 ounces per ton (opt) gold.

The second report, by PAH, estimated the potential underground resources. PAH calculated a measured, indicated and inferred resource as tabulated below.

The Independence global estimates were prepared from the total data available as of February 1, 1994 using 70-foot flat polygon assignments, with no capping of grades and no "single-hole" cases. These estimates were at a number of cut-off grades, two of which are reported below:

Cut-off Grade Opt Au	Tons	Average Grade (opt Au)	Ounces Au
0.025	13,014,972	0.065	850,428
0.050	5,215,174	0.111	578,437

PAH was commissioned by Independence to provide an estimate of the potential resource available for underground mining for both the Big Springs mine and the Jerritt Canyon mine. In the report, dated July 7, 1992, PAH estimated the potential resources available in the North Sammy Creek and South Sammy Creek areas. They classified these as Measured and Indicated Resources (no more than 25 feet from a drill hole) or Inferred Resources (greater than 25 feet, but no more than 50 feet from a drill hole). The results of the PAH estimates are as follows:

Resource	Tons	Average Grade (opt Au)	Ounces Au
Measured and Indicated	904,222	0.288	260,760
Inferred	517,136	0.248	128,056
TOTAL RESOURCES	1,421,358	0.273	388,816

..../2

Classification of the resources was done using the designations set forth in the USGS Circular 831 "Principles of a Resources/Reserve Classification for Minerals", dated 1980. The use of this classification scheme was standard industry practice at the time of the above studies. However, both of these estimates pre-date NI 43-101 and must not be relied on until an updated estimate is completed. Dr. Giles Peatfield, P.Eng., an independent consultant and qualified person under NI 43-101, is supervising the updating of the reports and the integration of the Company's drill hole data into the estimates in compliance with NI 43-101 requirements.

The Company has been actively exploring the Big Springs property for the past two years. During that time, the Company has completed over 30,000 metres of drilling on the property. Many of the drill holes encountered significant intervals of gold mineralization which were not included into the historic resource estimates. In addition, gold mineralization in the outlying areas of Beadles Creek, Crusher Zone and Dorsey Creek all are open for expansion of the mineralized zones.

The Company's 2005 drilling program is presently underway. The Company is planning a minimum of 20,000 metres of drilling with a budget of C$5,200,000. The majority of the drilling will be carried out at the Big Springs prospect to extend the known mineralized zones and expand the resource base. Additional drilling will be carried out on the Dorsey Creek and Golden Dome prospects to follow up on the encouraging results from last years program.

ON BEHALF OF THE BOARD,

"Michael D. McInnis"

Michael D. McInnis, P. Eng.
President and CEO

For further information, contact Michael D. McInnis at (604) 801-6040 or by email: mikem@gatewaygold.com.
Dr. Giles Peatfield, P. Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.

Gateway Gold Corp.
Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

HIGH GRADE GOLD INTERCEPTS AT BIG SPRINGS THUMB ZONE

April 27, 2005 **Symbol: GTQ -TSX**

Gateway Gold Corp. (the "Company") is pleased to provide a progress report on the evaluation and integration of Independence Mining Company's ("IMC") data package with the Company's Big Springs data (see News Release dated March 15, 2005). The IMC data, which was recently acquired from AngloGold North America Inc. ("AngloGold"), has proven to be extensive and verifiable, and adds considerably to the Company's understanding of the Big Springs mineralized system. All of the IMC data has been merged with the Company's data and will be utilized in an independent resource estimate currently being developed by Giroux Consultants Ltd. The resource estimate is anticipated to be available by the middle of May and work will resume on the property shortly thereafter.

The Thumb Zone within the North Sammy pit is a very promising area. The zone has a strike length of approximately 500 feet with a vertical extent ranging between 50 and 500 feet. A 50 to 70 foot wide high grade shoot within the zone plunges to the northwest with a down plunge extent of over 800 feet. The Thumb Zone is open at depth to the northwest. Gold values for intercepts from selected holes drilled by IMC and by Gateway within the Thumb Zone are presented below in Table 1.

COMPANY	HOLE NO.	FROM (feet)	TO (feet)	INTERVAL (feet)	GRADE (Opt)	GRADE (g/t)
IMC	OB-5	360	390	30	0.56	19.20
IMC	OB-5	365	385	Incl. 20	0.75	25.71
IMC	SC-1345	485	530	45	0.50	17.14
IMC	SC-1345	485	505	Incl. 20	0.55	18.86
IMC	SC-1372	265	290	25	0.46	15.77
IMC	SC-1485	545	615	70	0.48	16.46
IMC	SC-1485	590	610	Incl. 20	0.96	32.91
IMC	SC-1487	355	390	35	0.53	18.17
IMC	SC-1488	440	465	25	0.65	22.29
IMC	SC-1488	495	515	20	0.44	15.06
IMC	SC-364	300	320	20	0.56	19.20
IMC	SC-875	410	445	35	0.44	15.09
IMC	SCC-1481	285	315	30	1.32	45.26
IMC	SCC-1481	290	310	Incl. 20	1.66	56.91
IMC	SCC-1483	430	485	55	1.09	37.37
IMC	SCC-1483	447.5	475	Incl. 27.5	1.77	60.69
Gateway	GW03-26C	425	483	58	0.78	26.74
Gateway	GW03-26C	443	473	Incl. 30	1.28	43.89
Gateway	GW03-30C	227	285	58	0.41	14.06
Gateway	GW03-30C	230.5	255	Incl. 24.5	0.44	15.09
Gateway	GW03-32	245	270	25	0.50	17.14
Gateway	GW04-57C	369	388.8	19.8	0.59	20.23

Drilling undertaken by the Company was completed during 2003 and 2004. The Company utilizes a quality control program designed by Dr. Giles Peatfield, P. Eng. to ensure best practice in sampling and analysis of drill core and reverse circulation drilling samples. Dr. Peatfield, an independent qualified person under NI 43-101, reviews all assay results prior to public release. Sample preparation and analyses were performed by ALS Chemex Labs. Drilling undertaken by IMC, the operating subsidiary of a major gold mining company, Freeport McMoRan Gold Company, was completed primarily in 1991 and 1992 and American Assay Laboratories and Cone Geochemical Inc performed sample preparation and analyses. All analytical data have been reviewed by Dr. Peatfield or professionals acting under his direction and will be used in the preparation of independent resource estimates, which shall be compliant with NI 43-101 requirements.

Data from other zones within the widespread Big Springs mineralized system are being evaluated and will be released over the next two weeks.

The Independence Mining Company operated the Big Springs mines during the period 1987 to 1993. A total of 510,000 ounces of gold was mined from seven different open pits. The data package acquired by the Company from IMC contains documentation relating to all of IMC's exploration activities during their involvement in the Big Springs region. The package includes drill logs and assay results for 2,088 holes, mostly reverse circulation, but some core holes. Of these holes, about 1,600 are from the main area of the former mining activity at Big Springs. The remaining holes are from outlying areas such as Dorsey Creek, Beadles Creek, Mac Ridge, Jack Creek and the Headwall Cirque. In total, there are data for about 753,000 feet of drilling or about 150,600 gold assays. To duplicate this work, the Company estimates that it would require an expenditure in excess of C$30 million.

ON BEHALF OF THE BOARD,

"Michael D. McInnis"

Michael D. McInnis, P. Eng.
President

For further information, contact Michael D. McInnis at (604) 801-6040 or by email: mikem@gatewaygold.com.
Dr. Giles Peatfield, P. Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.


Gateway Gold Corp.
Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

EXTENSIVE BIG SPRINGS DATA REVIEW UNDERWAY

March 15, 2005 **Symbol: GTQ - TSX**

Gateway Gold Corp. (the "Company") is pleased to report that the Company's staff has completed a preliminary review of Independence Mining Company's ("IMC") data package on the Company's Big Springs property located in northeastern Nevada. The data package has proved to be very extensive and has identified at least sixteen separate gold zones, many of which have been drilled sufficiently to allow resource calculations. Other zones have enough positive drill results to indicate that only a minimal amount of additional drilling will be required to justify resource calculations. Most of these gold zones are open down dip and on strike and will be drilled during this year's drilling program. In addition to these zones, IMC encountered numerous isolated high-grade drill intercepts in sparsely drilled outlying areas. Several of these areas show promise to host high-grade gold resources and will also be drill tested during this years drill program. The Company has approximately C$7.5 million in working capital and is planning a C$5.5 million multi-drill program to commence in May 2005 on the Big Springs and adjacent properties.

The Independence Mining Company operated the Big Springs mines during the period 1987 to 1993. A total of 510,000 ounces of gold was mined from seven different open pits. The data package acquired by the Company from IMC contains documentation relating to all of IMC's exploration activities during their involvement in the Big Springs region. The package includes drill logs and assay results for 2,088 holes, mostly reverse circulation but some core holes. Of these holes, about 1,600 are from the main area of the former mining activity at Big Springs. The remaining holes are from outlying areas such as Dorsey Creek, Beadles Creek, Mac Ridge, Jack Creek and the Headwall Cirque. In total, there are data for about 753,000 feet of drilling or about 150,600 gold assays. To duplicate this work, the Company estimates that it would require an expenditure in excess of C$30 million.

The Company's staff is presently compiling the IMC drill hole data and merging it with the Company's drill hole data. The combined data for each target zone will be released when available over the next several weeks. These data will form the basis of a geological model which is scheduled to be completed by the middle of April. The geological model will then be turned over to independent consultants to calculate a resource estimate which should be available by early May.

The Company purchased the IMC data package from AngloGold North America Inc. in October 2004 for an initial payment of 60,000 common shares of the Company. An additional tranche of 120,000 common shares will be paid upon commercial production from the Big Springs deposits.

ON BEHALF OF THE BOARD,

"Michael D. McInnis"

Michael D. McInnis, P. Eng.
President & CEO

For further information, contact Michael D. McInnis at (604) 801-6040 or by email: mikem@gatewaygold.com. Dr. Giles Peatfield, P. Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.

GATEWAY GOLD CORP.

Voting Results for the Annual Meeting of Shareholders Held on April 28, 2005

To: The Applicable Securities Commissions

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders (the "AGM") of Gateway Gold Corp. (the "Company") held on April 28, 2005.

1. Determination and Election of Directors

At the AGM, the shareholders of the Company determined the number of directors of the Company for the ensuing year at six (6). Management of the Company presented to the shareholders its six (6) nominees for directors. According to proxies received and vote by show of hands, the following individuals were elected as directors of the Company until the next AGM:

Name	**Votes For**	**Votes Withheld**
Michael McInnis	2,980,200	0
Archie Nesbitt	2,980,200	0
James Robertson	2,980,200	0
Alvin William Jackson	2,980,200	0
Louis Montpellier	2,980,200	0
Roman Friedrich	2,980,200	0

2. Appointment of Auditors

At the AGM the shareholders were asked to approve the re-appointment of Staley, Okada & Partners, Chartered Accountants as the Company's auditor and to authorize the directors to fix the auditor's remuneration. According to proxies received and vote by show of hands, Staley, Okada & Partners was re-appointed as the Company's auditor and the directors were authorized to fix the auditor's remuneration based on the following results:

Votes For	**Votes Withheld**
2,980,200	0

3. Increase in Reserved Shares Under the Stock Option Plan

At the AGM the disinterested shareholders were asked to approve an increase in the number of maximum

shares which may be issued under the Company's stock option plan from 3,591,943 to 4,222,439. According to proxies received and vote by show of hands, the increase to the maximum number of shares reserved under the Company's stock option plan was approved with the following results:

Votes For	Votes Against
2,491,300	23,000

Gateway Gold Corp.
Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

LARGE CARLIN-STYLE GOLD SYSTEM DISCOVERED AT DORSEY CREEK

February 15, 2005 **Symbol: GTQ - TSX**

Gateway Gold Corp. (the "Company") is pleased to announce the discovery of a major new Carlin-style gold system at its Dorsey Creek property in the Jerritt Canyon mine district in north-eastern Nevada.

Four of the six holes drilled in the recent drill program encountered significant gold-arsenic-antimony mineralization over thick intervals. The holes tested an area about 900 metres in length. The mineralization occurs in the down dip extension of a major jasperoid exposure, which has been traced on surface for two kilometres. The two remaining holes were lost above their projected target due to ground conditions.

Significant mineralized sample intervals in the holes range from 0.25 grams of gold per tonne ("g/t") to 2.54 g/t, 0.1% to greater than 1.0% arsenic and 20 ppm to 73 ppm antimony; mineralized core lengths range from 21 to 123 metres. In addition, review of historical drill data recently acquired from AngloGold North America Inc. reveals that a previous operator intercepted an apparent high grade feeder system. Three holes intercepted core lengths of 20 feet grading 8.75 g/t; 5 feet grading 7.00 g/t; and 5 feet grading 8.9 g/t. The new data confirm that the large gold system identified by surface work continues to depth along strike, and verifies the presence of high grade gold mineralization on feeders that can be targeted in future drilling. The Company intends to add additional drills at Dorsey Creek to test the entire target area to projected depths up to 800 metres from surface.

Six high priority targets have been defined based on analysis of geology, surface geochemistry, IP geophysics and metal dispersion models. The hydrothermal alteration zone associated with these targets covers a surface area of four square kilometres. The four holes tested only two of these targets. It is anticipated that a multi-drill program will be necessary to fully evaluate this mineralized system. Gateway has also acquired by staking, three geologically similar systems to the southwest with broad associated hydrothermal alteration zones over target areas several square kilometres in size. These zones will be drilled following detailed evaluation in mid-2005.

The Company is currently compiling all drill results in the Big Springs project area to prepare a NI 43-101 compliant resource estimate for the known gold zones. The resource estimate is anticipated to be completed in April 2005. The Company has signed confidentially agreements with a major gold producer to review the Company's Nevada project data base and is also negotiating with another major mining company.

The 2005 diamond drilling is anticipated to commence in May 2005, with three deep penetration diamond drills at Dorsey Creek, two drills in the Big Springs area, and an additional drill to test outlying gold targets.

The Company utilizes a quality control program designed by Dr. Giles Peatfield, P. Eng. to ensure best practice in sampling and analysis of drill core and reverse circulation drilling samples. Dr. Peatfield, a qualified person under NI 43-101, reviews all assay results prior to public release. Sample preparation and analyses are performed by ALS Chemex Labs.

ON BEHALF OF THE BOARD,
"Michael D. McInnis"

Michael D. McInnis, President

For further information, contact Michael D. McInnis at (604) 801-6040 or by email: mikem@gatewaygold.com. Dr.Giles Peatfield, P. Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.

Gateway Gold Corp.
Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

DRILLING RESUMES AT DORSEY CREEK

January 5, 2005 **Symbol: GTQ - TSX**

Gateway Gold Corp. (the "Company") reports that the diamond drilling program on the Dorsey Creek property has resumed after the Christmas break. Two diamond drill rigs are currently operating to complete the planned drill program by the end of January. Six holes have been planned of which two holes were completed, but not assayed, prior to Christmas; a third hole was started before Christmas but not completed. Drill results will be announced after all assays are available.

The Dorsey Creek target is located about 2.5 kilometres southeast of the Company's Big Springs gold project. Geological mapping and geochemical sampling suggest that there was a major hydrothermal event active at Dorsey Creek. The target is a high-grade, Carlin style gold deposit.

The Company utilizes a quality control program designed by Dr. Giles Peatfield, P. Eng. to ensure best practice in sampling and analysis of drill core and reverse circulation drilling samples. Dr. Peatfield, a qualified person under NI 43-101, reviews all assay results prior to public release. Sample preparation and analyses are performed by ALS Chemex Labs.

ON BEHALF OF THE BOARD,

"Michael D. McInnis"

Michael D. McInnis, President

For further information, contact Michael D. McInnis at (604) 801-6040 or by email: mikem@gatewaygold.com. Dr. Giles Peatfield, P. Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.



FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Gateway Gold Corp. (the "Company")
Suite 906, 595 Howe Street
Vancouver, BC V6C 2T5
Telephone No. (604) 801-6040

Item 2: Date of Material Change

State the date of the material change.

January 30, 2006

Item 3: News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The News Release was disseminated on January 30, 2006, to the Toronto Stock Exchange as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta and Ontario Securities Commissions.

Item 4: Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced the results of a resource estimate for the Big Springs property in the Independence Mountains, Nevada. The resource estimate, prepared by Gustavson Associates, LLC of Boulder, Colorado, is based on data from Gateway's drilling and from the database purchased from AngloGold USA, the former operator. The total database includes results from over 2,000 holes. The estimate includes the North and South Sammy areas as well as the 601, 701, Beadles and Crusher zones.

Item 5: Full Description of Material Change

The Company announced the results of a resource estimate for the Big Springs property in the Independence Mountains, Nevada. The resource estimate, prepared by Gustavson Associates, LLC of Boulder, Colorado, is based on data from Gateway's drilling and from the database purchased from AngloGold USA, the former operator. The total database includes results from over 2,000 holes. The estimate includes the North and South Sammy areas as well as the 601, 701, Beadles and Crusher zones.

"This first resource estimate by us is a milestone event for Gateway and helps to quantify the Company's exploration success over the past two years", commented M. D. McInnis,

president and CEO of Gateway. "Most of the resource areas are open for expansion and provide ample opportunity to build the resource with further exploration in 2006."

The results of the estimate are considered at this time to be in the inferred category and are summarized in the following table:

CUTOFF GRADE OUNCE/TON GOLD	TOTAL TONS	AVERAGE GRADE (opt)	AVERAGE GRADE (g/t)	CONTAINED OUNCES GOLD
0.300	468,000	0.450	15.43	211,000
0.250	616,000	0.406	13.92	250,000
0.200	914,000	0.345	11.83	315,000
0.150	1,534,000	0.274	9.39	420,000
0.100	2,992,000	0.198	6.79	592,000
0.050	8,353,000	0.113	3.87	944,000
0.025	15,415,000	0.078	2.67	1,195,000

The resource estimate was prepared by Gustavson Associates by multiple indicator kriging geostatistical methods. Values have been rounded to the nearest thousand tons and ounces of gold. A bulk density of 11.67 cubic feet per ton (2.75 tonnes per cubic metre) was employed, based on Gateway Gold's testwork. There is no implication of mineability and no provision has been made for dilution or mining losses. With these caveats in mind, the resource is considered to be NI 43-101 compliant.

Gustavson Associates LLC is a Colorado based consulting firm with more than 27 years of experience in the mining business, specializing in minerals exploration, production and evaluation.

Full details of the resource calculation and other aspects of the program will be presented in a NI 43-101 report to be posted on SEDAR within 45 days.

Item 6: **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7: **Omitted Information**

State whether any information has been omitted on the basis that it is confidential information.

No information has been intentionally omitted from this form.

Item 8: Senior Officers

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Michael D. McInnis, President and Chief Executive Officer
Suite 906, 595 Howe Street
Vancouver, BC V6C 2T5
Telephone: 604-801-6040

Item 9: Date of Report

DATED at Vancouver, British Columbia, this 8th day of February, 2006.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Gateway Gold Corp. (the "Company")
Suite 906, 595 Howe Street
Vancouver, BC V6C 2T5
Telephone No. (604) 801-6040

Item 2: Date of Material Change

State the date of the material change.

March 1, 2006

Item 3: News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The News Release was disseminated on March 1, 2006, to the Toronto Stock Exchange as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta and Ontario Securities Commissions.

Item 4: Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Company is proceeding with a non-brokered private placement of up to 3,782,672 units of the Company ("Units") and up to 4,217,328 special warrants of the Company (the "Special Warrants") at a price of $1.25 per Unit and Special Warrant for total gross proceeds of up to $10,000,000 (the "Offering").

Item 5: Full Description of Material Change

The Company is proceeding with a non-brokered private placement of up to 3,782,672 Units and up to 4,217,328 Special Warrants at a price of $1.25 per Unit and Special Warrant for total gross proceeds of up to $10,000,000.

Each Unit consists of one common share of the Company (a "Share") and one half of a non-transferable share purchase warrant, with each whole share purchase warrant (a "Warrant") entitling the holder to purchase an additional common share of the Company for a period of one year at a price of $1.60.

Each Special Warrant will entitle the holder to acquire on deemed exercise of such Special Warrant, for no further consideration, one Share and one half of one Warrant. The Special Warrants will be deemed exercised into Shares and Warrants on the first business day following the date the Company obtains, as required by the policies of the

Toronto Stock Exchange, the approval of its shareholders to the private placement of the Special Warrants (the "Shareholder Approval Condition"), which approval is being sought at the annual general and special meeting of the shareholders of the Company currently scheduled for April 28, 2006.

The Company will use the net proceeds received from the Offering to fund further exploration work on the Company's Nevada Gold properties and for working capital purposes. 100% of the gross proceeds received from the sale of the Special Warrants will be held in escrow following the closing of the Offering and will not be released to the Company unless the Shareholder Approval Condition is satisfied. If the Shareholder Approval Condition is not satisfied such proceeds will be returned to the subscribers for Special Warrants and all outstanding Special Warrants will be cancelled and be of no further force or effect. The proceeds received from the sale of the Units will be immediately available for use by the Company following the closing of the Offering.

All securities issued pursuant to the Offering will be subject to a four month hold period.

The Offering remains subject to regulatory approval.

Item 6: Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7: Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

No information has been intentionally omitted from this form.

Item 8: Senior Officers

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Michael D. McInnis, President and Chief Executive Officer
Suite 906, 595 Howe Street
Vancouver, BC V6C 2T5
Telephone: 604-801-6040

Item 9: Date of Report

DATED at Vancouver, British Columbia, this 8th day of March, 2006.



FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: **Name and Address of Company**

State the full name of your company and the address of its principal office in Canada.

Gateway Gold Corp. (the "Company")
Suite 906, 595 Howe Street
Vancouver, BC V6C 2T5
Telephone No. (604) 801-6040

Item 2: **Date of Material Change**

State the date of the material change.

March 29, 2006

Item 3: **News Release**

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The News Release was disseminated on March 29, 2006, to the Toronto Stock Exchange as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta and Ontario Securities Commissions.

Item 4: **Summary of Material Change(s)**

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that it has entered into an agreement with Haywood Securities Inc. (the "Agent"), to raise up to $4,000,000 in gross proceeds by way of a best efforts brokered private placement of up to 3,200,000 special warrants (the "Special Warrants") at a price of $1.25 per Special Warrant. The closing date of the private placement is anticipated to be on or before April 21, 2006 (the "Closing Date").

Item 5: **Full Description of Material Change**

The Company announced that it has entered into an agreement with the Agent to raise up to $4,000,000 in gross proceeds by way of a best efforts private placement (the "Private Placement") of up to 3,200,000 Special Warrants at a price of $1.25 per Special Warrant. The Agent has the option to increase the Private Placement by up to an additional 800,000 Special Warrants for additional gross proceeds of up to $5,000,000 at any time prior to the Closing Date. Each Special Warrant will be exercisable into one unit (a "Unit") of the Company, with each Unit consisting of one common share (a "Share") and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") will entitle the holder to purchase one additional common share of the Company for a period of twelve months from the Closing Date at a price of $1.60 per common share.

The gross proceeds of the Private Placement will be deposited in escrow pending receipt of the approval of the shareholders of the Company to the Private Placement, which approval is being sought at the annual general and special meeting of the shareholders of the Company scheduled for April 28, 2006. If such approval is not obtained, the Special Warrants will be redeemed by the Company, the funds in escrow returned to the subscribers of Special Warrants and the Special Warrants will be cancelled and be of no further force or effect.

In consideration of the services to be performed by the Agent, the Agent will receive a cash commission equal to 7.0% of the gross proceeds raised under the Private Placement and compensation options ("Compensation Option") equal in number to 7% of the number of Special Warrants sold. Each Compensation Option will entitle the Agent to purchase a Unit, having the same terms as the Units offered under the Private Placement, for a period of twelve months from the Closing Date at an exercise price of $1.25 per Unit.

Proceeds from the Private Placement will be used to finance further exploration on the Company's Nevada properties and for general working capital.

The offering is subject to receipt of all necessary approvals, including the approval of the Toronto Stock Exchange. All securities issued pursuant to the Private Placement will be subject to a four month hold period.

Item 6: Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7: Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

No information has been intentionally omitted from this form.

Item 8: Senior Officers

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Michael D. McInnis, President and Chief Executive Officer
Suite 906, 595 Howe Street
Vancouver, BC V6C 2T5
Telephone: 604-801-6040

Item 9: Date of Report

DATED at Vancouver, British Columbia, this 10th day of April, 2006.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: **Name and Address of Company**

State the full name of your company and the address of its principal office in Canada.

Gateway Gold Corp. (the "Company")
Suite 906, 595 Howe Street
Vancouver, BC V6C 2T5
Telephone No. (604) 801-6040

Item 2: **Date of Material Change**

State the date of the material change.

April 17, 2006

Item 3: **News Release**

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The News Release was disseminated on April 17, 2006, to the Toronto Stock Exchange as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta and Ontario Securities Commissions.

Item 4: **Summary of Material Change(s)**

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that it has closed its previously announced non-brokered private placement of 3,746,472 units and 1,765,000 special warrants at a price of $1.25 per Unit and Special Warrant for a total gross proceeds of $6,889,340.

Item 5: **Full Description of Material Change**

The Company announced that it has closed its previously announced non-brokered private placement of 3,746,472 units ("Units") and 1,765,000 special warrants ("Special Warrants") at a price of $1.25 per Unit and Special Warrant for total gross proceeds of $6,889,340 (the "Offering").

Each Unit consists of one common share of the Company (a "Share") and one half of a non-transferable share purchase warrant, with each whole share purchase warrant (a "Warrant") entitling the holder to purchase an additional common share of the Company for a period of one year at a price of $1.60 per share.

Each Special Warrant will entitle the holder to acquire on deemed exercise of such Special Warrant, for no further consideration, one Share and one half of one Warrant. The Special Warrants will be deemed exercised into Shares and Warrants on the first business day following the date the Company obtains, as required by the policies of the

Toronto Stock Exchange, the approval of its shareholders to the private placement of the Special Warrants (the "Shareholder Approval Condition"), which approval is being sought at the annual general and special meeting of the shareholders of the Company currently scheduled for April 28, 2006. 100% of the gross proceeds received from the sale of the Special Warrants were deposited in escrow and will not be released to the Company unless the Shareholder Approval Condition is satisfied. If the Shareholder Approval Condition is not satisfied such proceeds will be returned to the subscribers for Special Warrants and all outstanding Special Warrants will be cancelled and be of no further force or effect. The proceeds received from the sale of the Units are immediately available for use by the Company.

In connection with the Offering, the Company paid to certain arm's length individuals a finder's fee consisting of cash (equal to an aggregate of 7% of the gross proceeds received from the sale of 383,800 Units and 740,000 Special Warrants) and an aggregate of 26,866 Units and 51,800 Special Warrants.

The Company will use the net proceeds received from the Offering to fund further exploration work on the Company's Nevada Gold properties and for working capital purposes.

All securities issued pursuant to the Offering will be subject to a four-month hold period.

Item 6: Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7: Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

No information has been intentionally omitted from this form.

Item 8: Senior Officers

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Michael D. McInnis, President and Chief Executive Officer
Suite 906, 595 Howe Street
Vancouver, BC V6C 2T5
Telephone: 604-801-6040

Item 9: Date of Report

DATED at Vancouver, British Columbia, this 20th day of April, 2006.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Gateway Gold Corp. (the "Company")
Suite 906, 595 Howe Street
Vancouver, BC V6C 2T5
Telephone No. (604) 801-6040

Item 2: Date of Material Change

State the date of the material change.

April 24, 2006

Item 3: News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The News Release was disseminated on April 24, 2006, to the Toronto Stock Exchange as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta and Ontario Securities Commissions.

Item 4: Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

Gateway Gold Corp. (the "Company") announces that it has closed its previously announced brokered private placement through Haywood Securities Inc. of 4,000,000 special warrants at a price of $1.25 per Special Warrant for total gross proceeds of $5,000,000.

Item 5: Full Description of Material Change

The Company announces that it has closed its previously announced brokered private placement through Haywood Securities Inc. (the "Agent") (refer to news release dated March 29, 2006) of 4,000,000 special warrants (the "Special Warrants") at a price of $1.25 per Special Warrant for total gross proceeds of $5,000,000 (the "Offering").

Each Special Warrant will entitle the holder to acquire on deemed exercise of such Special Warrant, for no further consideration, one unit (a "Unit") consisting of one common share (a "Share") and one half of one non-transferable share purchase warrant, with each whole warrant (a "Warrant") entitling the holder to purchase one additional common share for a period of one year at a price of $1.60. The Special Warrants will be deemed exercised into Shares and Warrants on the first business day following the date the Company obtains, as required by the policies of the Toronto Stock Exchange, the approval of its shareholders to the Offering (the "Shareholder Approval Condition"),

which approval is being sought at the annual general and special meeting of the shareholders of the Company currently scheduled for April 28, 2006. 100% of the gross proceeds received from the sale of the Special Warrants were deposited in escrow and will not be released to the Company unless the Shareholder Approval Condition is satisfied. If the Shareholder Approval Condition is not satisfied the funds in escrow will be used to effect the redemption of the Special Warrants at a price per $1.25 per Special Warrant and all outstanding Special Warrants will be cancelled and be of no further force or effect.

In consideration of its services, the Agent received a cash commission equal to 7.0% of the gross proceeds raised under the Offering and compensation options (the "Options") entitling the Agent, and a sub-agent, to purchase an aggregate of 280,000 Units at an exercise price of $1.25 per Unit for a period of one year following satisfaction of the Shareholder Approval Condition.

The Company will use the net proceeds received from the Offering to fund further exploration work on the Company's Nevada Gold properties and for working capital purposes.

All securities issued pursuant to the Offering will be subject to a four month hold period.

Item 6: Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7: Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

No information has been intentionally omitted from this form.

Item 8: Senior Officers

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Michael D. McInnis, President and Chief Executive Officer
Suite 906, 595 Howe Street
Vancouver, BC V6C 2T5
Telephone: 604-801-6040

Item 9: Date of Report

DATED at Vancouver, British Columbia, this 26th day of April, 2006.

RECEIVED
2006 SEP 11 P 4:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TECHNICAL REPORT ON THE BIG SPRINGS, MAC RIDGE AND DORSEY CREEK MINERAL PROPERTIES, INDEPENDENCE MOUNTAINS DISTRICT, ELKO COUNTY, NEVADA, U.S.A.

Latitude c. 41°32' to 41°34' North
Longitude c. 115°56' to 116°00' West
Jarbidge BLM 1:100,000 Map Sheet

by

G.R. Peatfield, Ph.D., P.Eng.

and

J. W. Rozelle, P.G.
(Gustavson Associates, LLC)

for

Gateway Gold Corp.

Vancouver, British Columbia **14 March 2006**

TABLE OF CONTENTS

LIST OF FIGURES

Follows Page

LIST OF APPENDICES

APPENDIX I

Listing of mineral claims data for the Big Springs, Mac Ridge and Dorsey Creek Properties

APPENDIX II

Selected significant drill intercepts from Gateway programs

II-A – Big Springs, 2003, 2004 and 2005
II-B – Dorsey Creek, 2004 and 2005

APPENDIX III

Data Verification

III-A – Re-sampling of Independence Mining core
III-B – Test of gravimetric v/s screen analyses for selected samples
III-C – Check assays at a second laboratory
III-D – Re-assaying of selected samples – new pulps
III-E – Discussion of routine quality control data – 2004
III-F – Atomic absorption compared to gravimetric assays – 2004
III-G – Preparation of new standards for 2005 and continuing
III-H – Discussion of routine quality control data – 2005
III-I – Atomic absorption compared to gravimetric assays – 2005

APPENDIX IV

Density measurements on Big Springs core samples

LIST OF TABLES

Appendix I:

Appendix II:

Appendix III:

Technical Report on the
Big Springs, Mac Ridge and Dorsey Creek Mineral Properties,
Independence Mountains District,
Elko County, Nevada, U.S.A.

1.0 SUMMARY

In 2002, Gateway Gold Corp. ("Gateway" or "the Company") signed a purchase agreement (the "GSI/Genesis Agreement") to acquire a 100 percent interest in three mineral properties located in northern Elko County, Nevada from two private companies. The purchases were to be by way of cash payments, staged issuance of Gateway securities, and provision for small royalty interests. In total, the properties aggregated at that time 168 staked mineral claims. Subsequent to the initial property acquisition, all three properties were expanded by staking additional claims[1], and one was further expanded by lease or lease and option to purchase agreements covering both staked claims and patented lands held by several third parties. Furthermore, two more contiguous properties were acquired by staking, most of which claims fall within two of the defined areas of interest of the GSI/Genesis Agreement. A fifth large claim block was acquired outside the areas of interest.

The three properties that are the subject of this report are now contained within one large group of contiguous claims, but are treated as separate projects[2] for operational and budgeting purposes. These three claim groups (with the exception of 44 unencumbered claims) lie within one or other of the areas of interest of the GSI/Genesis Agreement. The total land holdings covered by these three projects now aggregate some 360 staked claims held by Gateway through its operating subsidiary Gateway Gold (USA) Corp ("Gateway USA"). The total land package covers about 7335 acres (2968 hectares).

The contiguous Big Springs, Mac Ridge and Dorsey Creek mineral properties lie in the northern Independence Range, about 20 kilometres north of the Jerritt Canyon mining district. Access is by paved highway north of Elko and thence by a number of secondary roads. The properties lie almost entirely on public lands, within the Humboldt-Toiyabe National Forest. The physical setting is variable, ranging from gently rounded hills at Dorsey Creek to more pronounced terrain at Big Springs and Mac Ridge. Much of the area is within active cattle grazing leases. Water is scarce. Climatic conditions would not preclude year-round mining on any of the properties, especially in the case of underground operations, although open pit operations might be curtailed in winter.

The general region has a long and complex mining history. Much of the earlier work concentrated on placer gold, with slightly later emphasis on base metals. During both World Wars, there was production of small amounts of antimony. Barite has been mined in the general region. In the second half of the twentieth century, exploration for

[1] Throughout this report, "claims" can be read as staked mineral claims unless otherwise noted.
[2] Throughout this report, unless otherwise noted, "property" and "project" or "project area" are used interchangeably. The reader should rely on context.

antimony led to the recognition that the region was prospective for low-grade, open pittable gold deposits, and production of such material began at Jerritt Canyon in 1981.

Jerritt Canyon is a major producer, with total gold production in excess of seven million troy ounces and operations continuing, with reported resources (including reserves) of over two million ounces (www.queenstake.com - 02 March 2006). Most of the historical mining was from several open pits, but production has recently shifted to underground operations.

The three contiguous Gateway properties that are the subject of this report are:

- Big Springs and Mac Ridge - a decommissioned open pit mining operation with recorded recovered production of some 386,000 troy ounces of gold; and
- Dorsey Creek - claims immediately west of Big Springs, with continuations of major controlling structures from Big Springs, favourable alteration and trace element anomalies, and previous drilling activity.

The targets on all three properties are variations on the so-called "Carlin-type" deposits. The Carlin district, some 50 kilometres south-west of Jerritt Canyon, has produced over 50 million troy ounces of gold and is reported to have another 50 million ounces in reserves. The deposits of the Carlin-type family range from stratabound disseminated material in altered carbonate strata to high-grade structurally controlled bodies generally cutting the same stratigraphy. Significant aspects of the Carlin-type deposits include:

- A marked preference for calcareous rocks. Particularly important lithologies include: silty, carbonaceous limestone or dolomite; calcareous shales; and siltstones.
- A strong relationship with high-angle faults. These are considered to act as conduits for solutions that prepared the host rocks and subsequently carried gold and other metals to sites of deposition. Rock preparation is most commonly manifest as decalcification, which tends to increase porosity and permeability. Fault-induced brecciation of host rocks is locally important.
- A distinctive suite of elements. There are generally elevated values of arsenic, antimony, mercury, and often thallium, tungsten, cadmium or barium. It is common to find occurrences of stibnite, realgar, orpiment, cinnabar or barite in or adjacent to Carlin-type deposits. Base metal concentrations are less common.
- Intrusive association. There is often a close spatial relationship between the deposits and intrusive bodies. Stocks, dykes and sills are common in many of the deposits, generally basic to intermediate and in many cases highly altered.

The subject properties exhibit many of the characteristics of Carlin-type deposits. Capsule summaries for the three properties follow:

1) Big Springs:

- lithologies include calcareous siltstones, silicified fine clastic sediments, and dykes and sills, generally basic to intermediate, as well as "Lower Plate"[1] carbonate strata cut in one deep drill hole;
- indicator elements arsenic, antimony and mercury are locally anomalous in rocks and soils; as are arsenic, antimony or cadmium in core; and
- there are numerous steep structures, many with known gold concentrations.

There is potential at Big Springs for: high-grade structurally controlled deposits below the existing (decommissioned) open pits; for lower-grade open-pittable bodies at several locations; and for replacement material in Lower Plate carbonate rocks at depth. Some of the near-surface material may be oxidized and amenable to heap leaching.

2) Mac Ridge:

- lithologies include calcareous siltstones, silicified sediments, and Lower Plate carbonate strata at depth and cropping out on the eastern extremity of the property;
- indicator elements arsenic, antimony, barium, cadmium and thallium are locally anomalous in rocks and soils; and
- there are numerous structures, many with known gold concentrations, as well as disseminated mineralization in altered sediments.

There is potential at Mac Ridge for: high-grade structurally controlled deposits below the decommissioned open pit; for low-grade, open-pittable disseminated material near surface; and for replacement material in Lower Plate carbonate rocks at depth.

3) Dorsey Creek:

- exposed rocks resemble those at Big Springs, with extensive areas of silicification, and intrusive rocks in the form of gabbroic sills and felsic dykes;
- indicator elements arsenic, antimony, thallium and mercury are locally anomalous in rocks and soils; and
- major structures appear to be extensions of ones known to be important at Big Springs.

There is potential at Dorsey Creek for: high-grade structurally controlled deposits; for disseminated deposits in altered carbonate strata adjacent to major structures; and for replacement material in Lower Plate carbonate rocks at depth.

Exploration on Gateway's Nevada properties in 2002 included numerous minor investigations, generally including soil and rock geochemical sampling, ground magnetic surveying, an air-photo linear study, and compilation of existing data (Peatfield, 2002). The level of work completed by Gateway during 2003 was greatly expanded, and varied from property to property, as detailed by Peatfield (2004).

[1] "Lower Plate" refers to carbonate strata such as those hosting the Jerritt Canyon orebodies, lying below a regional thrust fault analogous to the Roberts Mountains Thrust in the Carlin District, where Lower Plate rocks are very important as hosts to gold mineralization.

Work at Big Springs and Dorsey Creek was much accelerated in 2004 and continuing in 2005, and a start was made on exploring at Mac Ridge. In very brief terms, the 2004 programs were as follows:

1) Big Springs:

- detailed geological mapping and rock sampling, especially in decommissioned open pits,
- limited soil geochemical surveys,
- aerial photography and preparation of a detailed topographic base map,
- reverse circulation (11 holes) and diamond (108 holes) drilling, aggregating 2,884.0 and 55,920.0 feet[1] (879.0 and 17,044.4 metres) respectively, and
- in early 2005, a start on of examination of data acquired from AngloGold USA Inc. ("AngloGold") in 2004.

2) Mac Ridge:

- detailed geological mapping and rock sampling, in the old open pit area and regionally, and
- limited soil geochemical surveys.

3) Dorsey Creek:

- geophysical surveying (induced polarization ("I.P.") and ground magnetics),
- limited rock geochemical sampling,
- in late 2004 and early 2005, diamond (6 holes) drilling, aggregating 10,059.5 feet (3,066.1 metres), and
- in early 2005, a start on of examination of data acquired from AngloGold in 2004.

Work continued in 2005 on all three properties, including as outlined briefly below:

1) Big Springs:

- detailed geological mapping and rock sampling, especially in decommissioned open pits,
- limited soil geochemical surveys,
- reverse circulation (71 holes) and diamond core (17 holes)[2] drilling, aggregating 39,326.0 and 14,761.0 feet (11,986.6 and 4,499.2 metres) respectively,
- detailed examination of data acquired from AngloGold USA Inc. ("AngloGold"),
- preparation of a comprehensive Geographic Information Systems ("GIS") database to facilitate preparation of three-dimensional models (for all three properties) and aid in designing drilling programs, and
- an audit of historical resource data, and a NI 43-101 compliant resource estimate for the three properties, employing all available drill data.

[1] In the case of measurements involving drilling, the Imperial system (feet) is used.
[2] In some cases, core holes were pre-collared by reverse circulation drilling to about 800 feet depth.

2) Mac Ridge:

- continued detailed geological mapping and rock sampling, in the old open pit area and regionally, and
- limited soil geochemical surveys.

3) Dorsey Creek:

- surface mapping and rock geochemical sampling.
- in summer 2005, reverse circulation (6 holes) and diamond core (2 holes)[1] drilling, aggregating 5,930.0 and 1,317.0 feet (1,807.5 and 401.4 metres) respectively, and
- detailed examination of data acquired from AngloGold.

On 30 January 2006, Gateway announced that Gustavson Associates, LLC of Boulder, Colorado had completed an initial resource estimate for the Big Springs project.[2] The results of this estimate were considered to be in the inferred category and are summarised in the following table:

Table 1-1 **Summary of Inferred Resources - Big Springs**

Cutoff Grade Opt[3] Gold	Total Tons	Average Grade (opt)	Average Grade (gpt)	Contained Ounces Gold
0.300	468,000	0.450	15.43	211,000
0.250	616,000	0.406	13.92	250,000
0.200	914,000	0.345	11.83	315,000
0.150	1,534,000	0.274	9.39	420,000
0.100	2,992,000	0.198	6.79	592,000
0.050	8,353,000	0.113	3.87	944,000
0.025	15,415,000	0.078	2.67	1,195,000

Work on these three properties has outlined valid targets for expanded programs. Planned work for the 2006 field season includes: continued compilation and interpretation; detailed geological and geochemical surveys in selected areas, especially at Mac Ridge; and diamond or reverse circulation drilling on all three properties. The bulk of the drilling will be at Big Springs and Dorsey Creek, to further outline known zones of mineralized rock, to test other conceptual targets in the hope of finding additional zones, to provide data for revised resource calculations, and to continue to test Lower Plate rocks intersected in one deep hole under the South Sammy Pit area in 2005. Drilling at Mac Ridge and to some extent at Dorsey Creek will be much more "early stage", designed to test a conceptual target in Lower Plate rocks at depth at Mac Ridge, and deep targets and possibly Lower Plate rocks at Dorsey Creek. Commencement times for much of the planned drilling are dependent on receipt of permits.

[1] In this case, both core holes were pre-collared by reverse circulation.
[2] This estimate included small amounts of material from the Mac Ridge and Dorsey Creek project areas.
[3] Opt = troy ounces of gold per short ton; gpt = grams gold per metric tonne.

Work is to commence in the immediate future on more detailed resource estimation, designed to refine drilling programs, particularly with regard to predicting potential for underground mineable resources and the drilling density necessary to define such resources.

2.0 INTRODUCTION

Gateway Gold Corp. ("Gateway" or "the Company") has retained G.R. Peatfield to review reports and other data pertaining to exploration work on three contiguous mineral properties ("the subject properties") in northern Nevada, U.S.A., and to up-date previous reports (Peatfield; 2002, 2004). This report is prepared to support a recent press release (dated 30 January 2006) entitled "Initial Resource Estimate – Big Springs", as required under NI 43-101.

The report summarises Peatfield's findings regarding various aspects of the work, including exploration programs recently undertaken by Gateway on all three properties. It includes a review of historical exploration and exploitation data from various sources; for more details, reference should be made to published and unpublished reports, the latter available from the Company. The report covers: general background information; summary details of geology, geophysics, sampling, drilling and production records; and environmental topics. Recent exploration work is also summarised. In addition, Gustavson Associates, LLC ("Gustavson") of Boulder, Colorado have been retained to audit historical resource estimates and to prepare a NI 43-101 compliant resource estimate (as announced in the above-mentioned press release) including several mineralized zones on the three properties. These estimates are based on data generated by the Company and that contained in an extensive database recently bought from AngloGold North America Inc. ("AngloGold"[1]), the successor to the original operating company at Big Springs.

The report is by no means a complete study of the properties; such a study would be beneficial but is outside the terms of reference of this assignment. Details of the sources of information for this report, with citations where appropriate, are contained in the relevant sections of the report.

Peatfield has no interest in any mineral rights in the subject properties or in the securities of the Company, nor does he expect to acquire such rights. He is, by virtue of education and experience, a "Qualified Person" as defined in National Instrument 43-101. He has made numerous visits to the subject properties since his first one on October 2nd and 3rd 2002. He has also been responsible for designing and monitoring the Quality Assurance / Quality Control ("QA/QC") program for the Company's work on its Nevada projects.

The resource estimates contained in this report are the responsibility of Messrs. John Rozelle and Robert Sandefur of Gustavson, an internationally recognized firm of experts in the field of mineral resource and reserve estimation. Messrs. Rozelle and Sandefur have no direct interest in any mineral rights in the subject properties or in the securities of the Company, nor do they expect to acquire such rights These gentlemen fulfill all the

[1] In this report, AngloGold refers to several companies that are or were subsidiaries of the present parent company AngloGold Ashanti Limited ("AngloGold Ashanti").

requirements to be considered as "Qualified Persons", and are independent of the Company. To complete their portion of this assignment, they have relied on data supplied by Gateway, developed by several professionals contracted to Gateway, working under the overall supervision of Mr. Donald Merrick, Gateway's Exploration Manager, and reviewed by Peatfield, and on information contained within the AngloGold database and compiled by Gateway personnel. Rozelle and Sandefur visited the Big Springs et al. properties on October 25 and 26, 2005.

For general background reference, in 2002 the Company acquired the right to earn a 100 percent undivided interest, subject to cash and share payments and small net smelter return royalty ("NSR") interests, in three properties (Island Mountain, Big Springs and Golden Dome), in Elko County, northern Nevada, under the terms of the GSI/Genesis Agreement. During 2002 and 2003, these properties were expanded by staking additional claims. In the case of Island Mountain, contiguous staked claims and patented lands were acquired through option, lease, or lease to purchase agreements with various third parties.[1] A fourth property (Dorsey Creek), adjacent to Big Springs, was added by staking. Most of the claims in the Dorsey Creek property fall within one or other of two original areas of interest, while five are owned 100 percent by Gateway, with no encumbrances. Subsequently, a fifth property (Jack Creek) was added by staking, wholly outside any areas of interest. Recently, a sixth property (Mac Ridge) was defined by staking some claims and (notionally) transferring others from the existing Big Springs project. In the case of Mac Ridge, most claims are within one or other of two original areas of interest, while 39 are wholly controlled by the Company. This report deals only with three of the properties – Big Springs, Mac Ridge and Dorsey Creek.

All three properties are prospective for gold bearing material, both of an oxidised, lower grade nature amenable to open pit mining and heap leaching, and a higher-grade, un-oxidised, structurally controlled nature implying underground exploitation and specialised metallurgical treatment. The properties include: a property (Big Springs) with several now exhausted open pit mines and with drill intercepts of high-grade gold-bearing rock in structures below the present pit bottoms; and two more conceptual plays (Mac Ridge[2] and Dorsey Creek), with some known gold mineralization at and near surface and geological settings suggestive of potential for larger mineralized bodies at depth.

Although there has been considerable work over the years in the general region, all three properties have potential for discovery of viable gold deposits. In the case of the Big Springs property, there is a need for a complete re-thinking of the philosophy of exploration on the claims. Previous work involved near-surface exploration designed to find ore suitable for exploitation in near-surface pits, with less emphasis on deeper targets. The new thinking is to explore for high-grade, structurally controlled material amenable to underground extraction, such as is being mined in the analogous Jerritt Canyon district. Numerous holes drilled at Big Springs by Gateway during 2003, 2004 and 2005, in conjunction with data recently acquired from the previous operator, have tended to confirm this concept. At Mac Ridge, one small pod of good grade material was mined in the earlier phase of activity; a second area has numerous albeit generally low grade intercepts. Of more interest at Mac Ridge is the demonstrated existence of

[1] Some of these third party properties have since been relinquished.
[2] There is one small reclaimed pit at Mac Ridge; this was the first one mined on the overall property.

favourable Lower Plate stratigraphy at reasonable depths below the existing mined area[1]. The Dorsey Creek property has had some drilling, and there are numerous intercepts of generally lower grade gold mineralization. Surface mapping and rock sampling have confirmed a large alteration system and suggested a structural setting conducive to mineralization.

A detailed, comprehensive compilation of data for all three properties is presently underway, using information from many sources. This work is progressing in conjunction with planning for continuing drilling at all three properties.

3.0 RELIANCE ON OTHER EXPERTS

This report has been prepared for Gateway Gold Corp., based in part on information supplied by the Company and believed to be reliable. Additional information has come from various published and unpublished sources. All reasonable care has been taken in the completion of the report. The authors cannot personally guarantee the accuracy of all of the source data, much of which was generated before Gateway's involvement, albeit by senior mining companies, but they are prepared to accept these data as reliable. Reliance has also been placed on results generated by various experts, many in the course of programs in which the authors had no involvement.

For the Gateway controlled programs, analytical work was done by ALS Chemex, an ISO 9001: 2000 registered analytical firm. Geophysical surveys at Dorsey Creek were completed by Quantec Consulting Inc. of Reno, Nevada. Geological work has been done by several senior, well experienced geologists working under contract to the Company. Most of the drilling for Gateway has been completed by Dynatec Drilling Inc. and its successor Major Drilling America, Inc. of Salt Lake City in the case of core drilling and Eklund Drilling Company, Inc. from Elko in the case of reverse circulation work; both are major reputable drilling contractors.

Peatfield is especially indebted to Ron Thole and R. Mike Perkins for much valuable input regarding geology, to Jason Babcock and Pete Shabesteri for help with data issues, and to Ian Bilquist for preparing figures.

4.0 PROPERTY DESCRIPTION AND LOCATION

The subject properties lie about 90 kilometres north of the city of Elko, Nevada (see Figure 1). Elko is located on a major transportation route – Interstate Highway 80 (I80), between Salt Lake City, Utah and Reno, Nevada. The present land holdings are in three contiguous blocks (Big Springs, Mac Ridge and Dorsey Creek), between about Latitude 41°32' and 41°34' North, Longitude 115°56' and 116°00' West, on the Jarbidge 1:100,000 Map Sheet produced by the Bureau of Land Management ("BLM"). Outlines of the presently held claim blocks are shown on Figure 2.

There are three contiguous groups of mineral claims covered by this report; the groups are treated as project areas, defined on topographic grounds, not by claim names. They

[1] Indeed, Lower Plate rocks crop out on the property to the east, where they are hydrothermally altered and locally contain significant amounts of gold.


116 °
42°
Elko Co.
BIG SPRINGS
DORSEY CK
MAC RIDGE
41°
225
80

N

0 20km

To accompany "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Mineral Properties, Independence Mountains District, Elko County, Nevada, U.S.A." by G.R. Peatfield, Ph.D., P.Eng., and J.W. Rozelle, P.G., for Gateway Gold Corp., dated 14 March 2006.

Gateway Gold Corp.

BIG SPRINGS, MAC RIDGE, & DORSEY CREEK PROPERTIES

Elko County, Nevada, U.S.A.

Location Map

Scale 1:1,000,000 Figure 1


North Fork Humboldt River
582,000 E
584,000 E
586,000 E
588,000 E
590,000 E
4,598,000 N
4,600,000 N
4,602,000 N
TT 133 claim included in the original GSI/Genesis Agreement.
TT 200 claim within the GSI area of interest under the agreement.
MR 524 claim within the Genesis area of interest under the agreement.
TT322 claim outside either area of interest in the agreement; 100 % owned by the Company, with no royalty interest provision.
patented lands, status uncertain.
Note: The claim shown as TT299 was registered in error as TT290. It has a unique registration number to distinguish it from thereal TT290
N
0
1000m
100 foot topographic contours
UTM NAD 27 Zone 11N
Gateway Gold Corp.
BIG SPRINGS, MAC RIDGE, & DORSEY CREEK PROPERTIES
Elko County, Nevada, U.S.A.
Property Map
Big Springs, Mac Ridge, Dorsey Creek
Scale 1:30,000
Figure 2

To accompany "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Mineral Properties, Independence Mountains District, Elko County, Nevada, U.S.A." by G.R. Peatfield, Ph.D., P.Eng., and J.W. Rozelle, P.G., for Gateway Gold Corp., dated 14 March 2006.

may be referred to in this report as properties, but it is important to note that the division is on technical rather than legal grounds. Tabular listings of the relevant claims data for each project area are given in Appendix I. All mineral claims were located using Global Positioning Satellite ("GPS") technology.

The claims are held one hundred percent by the Company through its wholly owned subsidiary Gateway Gold USA Corp. ("Gateway USA") under the terms of a Mining Claim Purchase Agreement ("the GSI/Genesis Agreement") between the Company and: Geological Services Inc. ("GSI"), a private Utah company controlled by Donald L. Merrick for some of the claims; and Genesis Gold Corporation ("Genesis"), a private Utah company controlled by Donald L. Merrick and John E. Zimmerman, for others of the claims. This agreement is dated 23 December 2002 and was amended on 27 May 2004. The properties are held subject only to provision for a two (2) percent NSR payable on most of the claims, as detailed below. There is also provision for payment of an advance royalty (recoupable from any future NSR) of C$ 50,000 per year to each of GSI and Genesis commencing on 23 December 2009, provided that the GSI/Genesis Agreement is in good standing. Finally, under the terms of the GSI/Genesis Agreement, there is provision for issuance of 100,000 shares of Gateway Gold Corp. common stock to each of GSI and Genesis on 17 June 2006 and 17 June 2007, again if the agreement is still in good standing.

1) Big Springs:

This project area, about 3.5 kilometres by 4.0 kilometres (maximum dimensions), covers an area of about 2,585 acres (1,046 hectares) and consists of 128 staked claims (Table I-1, Appendix I). The claim block covers the area of previous mining. There are no adverse claims in the immediate area. The original 60 claims in the Big Springs property were acquired under the terms of the GSI/Genesis Agreement. Production from any of these original claims would be subject to an NSR of two (2) percent payable to GSI. There is no other underlying royalty interest or other such obligation on the presently held claims or on the immediately surrounding area. There are no back-in rights on any of the claims. The GSI/Genesis Agreement contains two area of interest clauses in favour of GSI and Genesis respectively; additional claims now included in the project area fall in whole or in part within one or the other of these areas and thus are subject to the terms of the agreement, which has provision for payment of the same NSR as described above; see Figure 2 for details of the areas of interest applicable to the various claims.

2) Mac Ridge:

This project area, about 1.3 kilometres by 2.7 kilometres (maximum dimensions), covers an area of about 2,600 acres (1,052 hectares) and consists of 129 staked claims (Table I-2, Appendix I). The claims cover the area of previous mining and extend well to the east. There are three small parcels of patented land within the property area, which may have the effect of negating the mineral rights on parts of several of the staked claims. Details regarding the ownership of and rights attached to these patents are not yet clear but are being investigated. There is no underlying royalty interest or other such obligation on the presently held claims or on the immediately surrounding area. There are no back-in rights on any of the claims. Ninety of the

claims are wholly or in part within the areas of interest of the GSI/Genesis Agreement; 39 claims lie outside the areas of interest and are thus not subject to any underlying interests. Again, refer to Figure 2 for details.

3) Dorsey Creek:

This project area, approximately 2.5 kilometres by 3.5 kilometres, covering an area of about 2,128 acres (861 hectares) consists of 103 staked claims (Table I-3, Appendix I), west of the Big Springs project and contiguous with that claim block. There are no known adverse claims in the project area. Ninety-eight of the claims are wholly or in part within one or the other of the areas of interest of the GSI/Genesis Agreement; five claims lie outside the area of interest and are thus not subject to any underlying interests. Again, refer to Figure 2 for details.

In the case of some of the Mac Ridge and some of the Big Springs claims, these were inadvertently registered with the BLM and Elko County in the name of the parent company (Gateway Gold Corp.) rather than the operating subsidiary (Gateway Gold (USA) Corp.). This error has been rectified.

There are no known adverse surface rights, with the exception of three small blocks of patented land near the eastern boundary of the Mac Ridge property. All claims are in good standing and will remain so as long as sustaining fees are paid to the BLM and to Elko County prior to 01 September of each year.

All presently known mineralized zones, mineral resources, existing mine workings from previous operations (including waste dumps) and other improvements important to the projects are contained within the present property boundaries.

According to the Company, there are no outstanding environmental liabilities with regard to previous work on any of the properties. All liabilities in respect of the decommissioning of the open pit mines at Big Springs are the responsibility of AngloGold, the successor to the original mine operating company. Present work is under the terms of various comprehensive drilling permits, issued by the United States Forest Service ("USFS"), for which reclamation bonds are posted as required; some permits are in place, others are in the review stage and are expected by summer 2006.

Peatfield has not independently verified details of the status of mineral title or terms of the various agreements. Discussions of details of property ownership and title are outside the scope of this report. Such data for the original properties are contained in a comprehensive land title search report (Ekins, 2002) and can be obtained from the Company. Ekins' general conclusion was that ". . . the claims and documents recorded at the County and Bureau of Land Management appear to be in good standing." In the case of ground staked or acquired by agreements subsequent to the Ekins report, total reliance has been placed on data supplied by Gateway.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the subject properties is by paved highway (State Highway 225) north from Elko, and thence by secondary ranch, forest access and abandoned mine roads. This road

access is adequate for presently projected surface activities but local on-property improvements and additions will be required in many target areas when work advances to the drilling stage in these locations.

The general terrain in the region of the subject properties is mountainous, with rounded hills or steep mountains separated by wide valleys filled with pediment gravel. Regional elevations range from a low of about 1,900 metres in the valley of the Humboldt River to a maximum of 3,050 metres at the high point on Mac Ridge. In more detail:

1) Big Springs:

The Big Springs property has somewhat more extreme terrain, with deeply incised valleys separated by steep, narrow ridges. Again, the hills and ridges are relatively rounded, mostly grass- and shrub-covered with local forested areas (both conifers and locally trembling aspen or cottonwoods), and there is not an abundance of natural outcrop. Most rock exposures are in the walls of decommissioned mine pits. Local relief is of the order of 600 metres.

2) Mac Ridge:

The Mac Ridge property has terrain much like that at Big Springs, lying along the top and eastern flank of a narrow ridge. Forest cover is similar to that at Big Springs, and again there is not an abundance of natural outcrop. The best rock exposures are in the walls of a decommissioned mine pit. Local relief is of the order of 450 metres.

3) Dorsey Creek:

The Dorsey Creek property is similar to the Big Springs area, but less extreme topographically. The hills and ridges are relatively rounded, mostly grass- and shrub-covered with local forested areas, but there is somewhat more abundant natural outcrop. Local relief is of the order of 475 metres.

In Elko County, summers are short and hot, with some moderation at higher elevations, and winters are long and cold. Precipitation is moderate, with more in the higher mountains – the area could be described as semi-arid. Snowfall can be heavy in the mountains, and in some years drifts remain on high ridges until late summer. Climatic conditions are not so extreme as to seriously hinder year-round mining operations, especially if the mines are underground operations (witness the nearby Jerritt Canyon operations). In general, exploration is most reasonably undertaken between early June and late November but the season can be extended if necessary.

The principal population centre in the region is Elko, about 100 kilometres to the south. Elko is a mining city, and all necessary facilities are available there. In the general area of the properties, the only facilities available are at the tiny settlement of Wild Horse, where there are rooms for rent, and a tavern and restaurant. Gasoline is available, at a price substantially higher than in Elko. The Company has negotiated a lease on a well-found ranch facility (the "Doheny Ranch"), with dwelling houses and several out-buildings, to use as an exploration base. The ranch is at the eastern edge of the Independence Range, on the access road to the Big Springs, Mac Ridge and Dorsey Creek properties.

Water is in relatively short supply, as is common in the high desert region of western North America. However, there is sufficient for drilling programs from a well on the leased ranch property. This meant that water had to be trucked for drilling; subsequently, permission was obtained to use water from a lake in one of the abandoned pits at Big Springs. There are no apparent serious impediments to exploration in the form of surface rights alienation, but this would require careful checking before any development work was contemplated. According to BLM maps, the properties cover National Forest lands, part of the Humboldt-Toiyabe National Forest[1]. At present, grid electrical power is not available on any of the properties, although it is near to all three. It is not anticipated that there would be any serious physical problem securing adequate sites for processing facilities, waste storage areas, heap leach pads or tailing ponds. Given that Nevada is a major mining area, there should be no problem attracting skilled labour.

The area includes summer grazing leases for cattle from local ranches. There is reasonable road access to much of the area of the properties. The main access road is officially designated as a forest access road, meaning that there are few restrictions on its use. It is imperative to respect ranchers' rights, keeping gates closed where requested to do so, and maintaining the integrity of fences.

6.0 HISTORY

The history of mining and exploration activity in the northern Independence Mountains is long and relatively complex; the early mining history was described by Lapointe et al. (1991), and there is additional useful information in Vanderburg (1976) and Tingley (1992). The following section gives only a very cursory review, focussing on the more important events; for a more detailed historical summary, refer to Peatfield (2004). The three properties are treated separately, following a very general overview.

Nearly all the early activity in the region was in the Island Mountain district, about 25 kilometres north-east of the subject project area. Work in areas to the south was much more recent. For the Island Mountain district, published information states that the first discoveries were made in 1864. These discoveries, of silver-copper-antimony bearing quartz veins, were not immediately exploited. However, placer gold was discovered and caused a minor rush to the area in 1870. The Island Mountain district was organised in 1873 to include placer deposits along Gold Creek and its tributaries, Hammond and Coleman creeks. Official reports suggest that between 1873 and 1901 about 40,000 troy ounces of placer gold were recovered in the general region, most recovered through the efforts of railway workers of Chinese origin. Placer gold recovery continued sporadically through much of the twentieth century, although in only minor amounts in the second half of the century. There has been some small production of antimony and of a very little tungsten in the district. Somewhat later, in the 1950's, there was production of silver and base metals, with lesser amounts of gold, from two small vein mines.

Further to the south, in the northern part of the Independence Mountains, activity did not begin until much later than in the Island Mountain district to the north. Again, published records show that the first activity involved production of antimony from the

[1] With the exception of three small parcels of patented land in the Mac Ridge area.

Burns Basin mine, starting in 1918 and again in 1945. In the 1960's, the region became active for barite exploration, and several deposits were discovered and developed. Several companies started to look for gold in this region in the 1970's. FMC Corporation ("FMC") started their work looking for antimony, but rapidly came to the conclusion that gold was a more attractive target. In 1976, FMC formed a joint venture with Freeport Exploration Company ("Freeport") to explore and subsequently develop the Jerritt Canyon deposits, which are still in production and to date have produced in excess of seven million troy ounces of gold. While early production from Jerritt Canyon involved open pit mining and either heap leaching or milling of low-grade ores, current mining by the new owner and operator Queenstake Resources Ltd. ("Queenstake") is almost exclusively exploiting higher grade ore from several underground mines.

More particular historical summaries of activity in the subject project areas are provided below, based on information from various published and unpublished sources. Work is ongoing on evaluating the voluminous records contained in the database recently bought from AngloGold and merging this information with the results of the Company's recent and current work.

1) Big Springs:

The Big Springs area was initially explored by Superior Oil – Falconbridge ("Superior") in the 1970's, and the ground was subsequently acquired by Bull Run Gold Mines Ltd. ("Bull Run") in 1980. After signing a joint venture agreement with Bull Run in 1982, Freeport started drilling that year and in relatively short order had delineated three ore bodies. Production began in 1987 from the Mac Ridge pit (in the area of what is now the Mac Ridge project), and several other pits followed until the mine was finally closed in 1993. Total gold production was of the order of 386,000 troy ounces (recovered). Some of the near-surface material was treated by the heap leach method, but much of the gold was contained in refractory, sulphide-rich material that was milled, with the dry-ground whole ore subjected to a pre-oxidizing roast before treatment in a carbon in leach facility. Following mine closure the pits and waste dumps were reclaimed to meet current environmental regulations. Seven separate and distinct mineralized bodies were delineated, of which six were mined by open pit methods and a seventh (the "601") was reportedly pre-stripped but not mined before closure. In this period, Freeport became Freeport McMoRan Gold Company ("Freeport McMoRan"); the operating subsidiary of the joint venture was known as Independence Mining Company Inc. ("Independence").

There are no published resource/reserve figures available for the 601 zone. The decision not to mine the body was reportedly part of an overall corporate decision to close the mine, probably driven by events elsewhere in the region. Details of prior exploration programs have only recently become available as part of the AngloGold database, allowing the Company to verify anecdotal references to gold-bearing drill intercepts at depth beneath existing pits and to have these used in conjunction with recently generated data to make resource estimates.

Independence allowed the Big Springs claims to lapse, and the ground was subsequently staked by Donald Merrick for GSI in November 2001, as detailed above. The property has been expanded several times to reach its current dimension.

2) Mac Ridge:

As noted above, the first production in the Big Springs district was from a small pit located on what is now part of the Mac Ridge project area. Drilling nearby is reported to have encountered significant gold mineralization, but no mineable bodies have been outlined to date. The claims presently making up the property were staked to cover open ground available following abandonment by the previous owner.

3) Dorsey Creek:

Data respecting work in the Dorsey Creek project area prior to the staking of the ground for Gateway are fragmentary and for the most part anecdotal. The presence of reclaimed drill roads, and observation of a few abandoned sites, indicates that previous operators did some drilling in the area, as is confirmed by the AngloGold database. Published mapping showed the area to be underlain by rocks similar to those at Big Springs, including a large zone of silicified rocks of the Overlap Sequence (or 'Assemblage' – the "Overlap"). Independence drilled several holes on what is now the Dorsey Creek property, and obtained some significant gold intercepts. A full evaluation of the data from this work is presently underway; the drilling data have been used to perform a resource estimate of one zone in the project area. As is the case at Mac Ridge, the claims presently making up the property were staked to cover open ground available following abandonment by the previous owner.

The only published information regarding gold production at Big Springs (including Mac Ridge) comes from Adams (1996):

> Mining [at the Big Springs gold deposits] was conducted by Independence Mining Co., Inc. (formerly Freeport McMoRan Gold Co.) from 1987 (Collord and Hart, 1986) to 1993 with a production of 17.5 million grams (510,000 ounces; 13.23 million grams or 386,000 ounces recovered) of gold with an average grade of 4.1 g/t [grams per tonne] (0.12 opt [ounce per ton]) (Anderson et al., 1994). Most of the gold was contained in refractory sulfide ore requiring a pre-oxidizing roasting method to make it amenable to CIL [carbon in leach] recovery.

According to Anderson (1994), mining from the Mac Ridge, of both heap leach and milled ore, totalled 234,000 tons grading 0.100 opt gold.

There has been no production from the Dorsey Creek project area.

7.0 GEOLOGICAL SETTING

7.1 Regional Geology

The overall geological setting of north-eastern Nevada was summarised succinctly in a publication by Christensen (1993). The relevant portion of this paper is presented verbatim as follows:

> During the Early Paleozoic, the area that is now eastern Nevada lay along the western margin of the North American Precambrian cratonic boundary, as defined by both stratigraphic and isotopic studies. A westward-thickening and deepening wedge of sedimentary units was deposited across the shelf and slope. Rock units grade westward from eastern-facies miogeoclinal continental shelf carbonates to western-facies

> eugeoclinal fine-grained siliceous clastic and cherty units. Restricted basins developed along the shelf, disrupting the regularity of this setting and resulting in important district-scale stratigraphic variability. Tectonic activity associated with the Late Devonian to Early Mississippian Antler Orogeny resulted in large-scale thrusting of eugeoclinal siliceous rocks eastward over time-equivalent or younger transitional and miogeoclinal carbonate rocks along the Roberts Mountains thrust fault system. The leading edge of the overriding thrust plate formed the emergent Antler highland, from which coarse siliceous clastic sediment eroded from the upper-plate was shed eastward into the adjacent foreland basin. Cambrian through Devonian rocks of both eastern and western facies are overlain by Mississippian rocks of this overlap assemblage. Mississippian rocks are locally overlain with angular discordance by carbonate and clastic rocks of Pennsylvanian and Permian age. Local terminology refers to the three major tectonostratigraphic sequences as the eastern or carbonate autochthonous assemblage, the western or siliceous allochthonous assemblage, and the coarser clastic flysch or overlap assemblage.

It is important to note that the above description refers primarily to the Carlin district, but the setting in the area of the subject properties is very similar. In the northern Independence Mountains the tectono-stratigraphic units are also referred to as the Lower Plate rocks, the Upper Plate rocks, and, in the case of the Big Springs area the Overlap Sequence (or Overlap Assemblage) and Schoonover Sequence ("Schoonover"). Figure 3 is a highly simplified regional geology map, based on the work of Coats (1987), showing the distribution of the principal units of interest. More details of the geological settings of the individual properties are shown on Figures 4A and 4B.

Although the details of the stratigraphy at Jerritt Canyon and on the subject properties are somewhat different than in the Carlin area, the observation is that where gold is present, it is generally found within units rich in carbonate, or in altered intrusive rocks. Such rocks may occur in any of the major packages described above.

Christensen further detailed structural activity that resulted in local folding and subsequent erosion exposing Lower Plate strata in so-called "windows" through the Roberts Mountains thrust fault. He also documented the existence of intrusive rocks of several ages (Jurassic, Cretaceous, and Eocene and younger). A Jurassic pluton is exposed at Gateway's Island Mountain property, some 35 km north-east of the subject properties, and intrusive dykes and sills thought to be Jurassic were encountered during mining at Big Springs. Subsequently, Keith and Abbott (2003) reported a date of 16.1 million years (Miocene) for a basic dyke in a deep drill hole at the mouth of Water Canyon, north of the North Sammy mine. At Jerritt Canyon, intrusive rocks of presumed Cretaceous and Tertiary age have been documented. There is considerable controversy regarding the age of intrusive units and especially episodes of gold mineralization in this area; further work is necessary to resolve these issues.

With respect to the occurrence of gold in the Carlin area, Christensen wrote:

> Carlin trend gold is hosted in Lower Paleozoic sedimentary rocks of all three tectonostratigraphic assemblages. The largest deposits occur primarily within silty carbonate rocks spanning several hundreds of feet below the contact with overlying siliceous rocks. Lithologies of transitional character, silty carbonate or calcareous siltstone, are frequently the best ore hosts.


116 °
42°
41°
Elko Co.
BIG SPRINGS
DORSEY CK
MAC RIDGE
225
80


Overlap / Schoonover


Upper Plate Rocks


Lower Plate Rocks


N
0
20km

To accompany "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Mineral Properties, Independence Mountains District, Elko County, Nevada, U.S.A."
by G.R. Peatfield, Ph.D., P.Eng., and J.W. Rozelle, P.G., for Gateway Gold Corp., dated 14 March 2006.

Gateway Gold Corp.

BIG SPRINGS, MAC RIDGE,
& DORSEY CREEK PROPERTIES
Elko County, Nevada, U.S.A.
Regional Geology,
Northern Independence Range
Scale 1:1,000,000 Figure 3


North Fork Humboldt River
Dorsey Ck
"Dorsey Dyke"
7768'
7736'
8588'
9533'
10005'
8562'
8556'
A
A'
582,000 E
584,000 E
586,000 E
588,000 E
4,602,000 N
4,600,000 N
4,598,000 N
Legend
Stratigraphy
Tectonic breccia
Eocene spherulitic rhyolite dykes and sills
Mafic intrusive dykes and sills
Pennsylvanian to Paleocene undifferentiated mafic volcanics and intrusives
Sericite-clay altered, undifferentiated mafic rocks (of above unit)
Allochthonous Pennsylvanian/Permian Schoonover Sequence, argillites, cherts, debris flow breccias, gritstones and calcarenites.
marker of pillow basalts, hyaloclastic volcano-sedimentary gritstones and conglomerates
Schoonover Thrust Fault
Semi-Autochthonous Pennsylvanian/Permian Overlap Sequence lithotectonic shelf dolomite/siltstone. Dominant Au-host rock.
outlines strongly carbonaceous siltstones (of above unit)
Argillic Thrust Fault, variably intruded with mafic rocks
Autochthonous Pennsylvanian-Permian Overlap. Dolomitic siltstones, sandstones and conglomerates.
Angular Unconformity - basal conglomerate where mapped
Ordovician McAfee Quartzite, allochthonous Western siliceous facies
Ordovician Hanson Creek Dolostone, limestones, cherts, autochthonous Eastern carbonate facies
Structure
Anticline Axis
Syncline Axis
Fault
Inferred Thrust Fault
Thrust Fault
N
0
1000m
100 foot topographic contours
UTM NAD 27 Zone 11N
Gateway Gold Corp.
BIG SPRINGS, MAC RIDGE,
& DORSEY CREEK PROPERTIES
Elko County, Nevada, U.S.A.
Simplified Geology Plan
Big Springs, Mac Ridge, Dorsey Creek
Scale 1:30,000 Figure 4A

To accompany "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Mineral Properties, Independence Mountains District, Elko County, Nevada, U.S.A." by G.R. Peatfield, Ph.D., P.Eng., and J.W. Rozelle, P.G., for Gateway Gold Corp., dated 14 March 2006.

585,125 E
4,601,297 N

587,449 E
4,599,802 N

A — A'

10,000 ft
9,000 ft
8,000 ft
7,000 ft
6,000 ft
5,000 ft

South Sammy Pit

Mac Ridge

Schoonover Thrust

Argillic Thrust

OAL

D

A Overlap

Hanson Creek Formation Lower Plate

MacAfee Quartzite

Target Zone

GW05-213C 3586' TD

IM

S

A

- IM - Mafic Intrusive Dikes and Sills
- S - Pennsylvanian-Permian Schoonover Sequence, basinal facies argillites, cherts, mafic volcanics and submarine slope facies
- A - Pennsylvanian-Permian undifferentiated Overlap shelf facies. Dolomitic siltstones, limestones, sandstones, conglomerates
- D - Pennsylvanian/Permian Overlap shelf-facies dolomitic siltstones and silty dolomites. Unit D is a lithotectonic unit developed between the Schoonover and Argillic thrust faults and is the dominate Au-bearing host rock at Big Springs
- HC - Ordovician Hanson Creek dolostone, limestone and chert. Main ore host at Jerritt Canyon
- OMq - Ordovician McAfee Quartzite, includes underlying Devonian Snow Canyon Sequence, quartzites, siltstone, chert and mafic volcanics.



N
0
500m
UTM NAD 27 Zone 11N

To accompany "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Mineral Properties, Independence Mountains District, Elko County, Nevada, U.S.A." by G.R. Peatfield, Ph.D., P.Eng., and J.W. Rozelle, P.G., for Gateway Gold Corp., dated 14 March 2006.

Gateway Gold Corp.

BIG SPRINGS, MAC RIDGE, & DORSEY CREEK PROPERTIES
Elko County, Nevada, U.S.A.
Simplified Geology Cross-Section
Big Springs – Mac Ridge
Scale 1:12,500 Figure 4B

A slightly more detailed and somewhat updated summary of the geology of north-eastern Nevada is that of Teal and Jackson (1997). Although their emphasis is on the Carlin Trend, to the west of the area of interest, there is much in their presentation that is germane; a lengthy quote from their paper follows:

> . . . . Gold deposits [in the Carlin Trend] are hosted in a variable stratigraphic package of Ordovician through lower Mississippian rocks. Within specific deposits, gold mineralization hosted in Cretaceous and Tertiary dike swarms, and in the Jurassic-Cretaceous Goldstrike granodiorite stock constitute up to 15% of the mineralized material.
>
> Regional stratigraphic and isotopic data indicate that northeastern Nevada was situated along a stable paleo-continental margin during much of the Cambrian through early Mississippian (Stewart, 1980). During this interval, a westward-thickening, prism-shaped package of sediments was deposited from the outer margins of the paleo-continental shelf into an oceanic basin. Within this depositional environment, sedimentary facies graded from western eugeoclinal, to eastern miogeoclinal sequences.
>
> During Late Devonian through Middle Mississippian time, eastward-directed compressional tectonism associated with the Antler orogeny resulted in regional-scale folding and imbricate thrusting of the western eugeoclinal assemblage of predominantly siliciclastic rocks, over the eastern autochthonous assemblage of silty carbonate rocks (Roberts and others, 1958). The resultant accretionary mass formed the emergent Antler highlands, which shed an eastward directed overlap assemblage of clastic rocks during Middle Mississippian to Early Pennsylvanian (Smith and Ketner[1], 1975).
>
> Tectonism during Early to Middle Pennsylvanian time (Humboldt orogeny) was followed by deposition of shelf carbonate sequences during the Late Pennsylvanian and Permian (Smith and Ketner, 1975; Ketner, 1977). A third period of resumed uplift and folding, possibly related to the Early Triassic Sonoma orogeny, was followed by a fourth period of eastward directed folding and thrusting during the Early Cretaceous Sevier Orogeny (Stewart, 1980). All of these successive periods of compressional tectonism contributed to the regional structural complexity prior to the gold mineralizing event(s) that formed the Carlin Trend gold deposits. Geologists debate whether the effects of the earlier Antler Orogeny or later Mesozoic deformation and intrusive activity resulted in the formation of broad amplitude, N 25-35°W trending, northerly plunging antiforms within the autochthonous carbonate assemblage rocks now preserved in uplifted tectonic windows along the Carlin Trend (Roberts, 1960; Evans, 1974). . . . .
>
> The current regional physiography is the manifestation of Tertiary extensional tectonics. The inception of pre-Basin and Range extension is interpreted to have begun during the Late Eocene (± 37 Ma) with the onset of regional intrusive activity (Christiansen and Yeats, 1992, p. 291). Basin and Range tectonism is interpreted to have begun during Early Miocene (± 20 Ma) (Evans, 1980), although timing of its inception remains a subject of debate. The north-northwest regional alignment of the Carlin Trend reflects an apparent pre-existing zone of crustal weakness that transects present-day, north-south trending Basin and Range topography.

Teal and Jackson then went on to describe in detail the various stratigraphic packages of importance in the Carlin Trend. Several of these units are also found on the subject properties, and the general sequence has marked similarities in many cases. The introduction of their section on "Sedimentary Rocks" reads as follows:

---

[1] Note: This name is spelled incorrectly, as Kettner, throughout the quoted passage but is correct in the reference section. The spelling has been corrected throughout the quote.

> Gold deposits on the Carlin Trend are hosted in Lower Paleozoic sedimentary rocks that are subdivided into three major packages: 1) an autochthonous shelf to outer shelf carbonate and clastic sequence (eastern assemblage rocks); 2) an allochtonous, predominantly eugeoclinal siliciclastic sequence (western assemblage rocks); and 3) a Late Mississippian overlap sequence that hosts gold mineralization in the Rain area.
>
> The autochthonous sequence is host to the majority of gold deposits on the Carlin Trend, with most occurring in the upper 400 to 500 meters of the sequence . . . .

In general, it can be said that the allochthonous package (the so-called "Upper Plate" rocks) has been emplaced over the broadly similar age autochthonous (Lower Plate) rocks by eastward directed movement on the Roberts Mountains thrust, probably related to the Antler Orogeny. In the northern Independence Mountains, the Roberts Mountains thrust is interpreted (see, *inter alia*: Birak, 1986; Bratland, 1991; Miller et al., 1984; Daly et al., 1991; and Adams, 1996) as having a similar effect, although it appears that it occurs somewhat deeper in the Lower Plate stratigraphy, and that a major unit (the Popovich Formation) that occurs in the Carlin area is not present here. On the other hand, there are substantial thicknesses of rocks (the Overlap) broadly correlative with Teal and Jackson's overlap sequence, and another large package (the Schoonover) lying above a thrust fault (variously known as the Schoonover or Golconda thrust) interpreted as a product of the Permo-Triassic Sonoma Orogeny. There are some apparent contradictions between the papers of various workers in the region, and some problems regarding these strata remain to be resolved.

With respect to intrusive rocks in the Carlin Trend, Teal and Jackson wrote:

> Multiple-age intrusive rocks occur along the Carlin Trend, indicating that the belt of gold deposits lie within a zone of high heat flow. Episodic magmatism began in the Late Triassic and continued through late Tertiary. . . . .
>
> Jurassic-Cretaceous dike swarms of intermediate to mafic composition are present throughout the Carlin Trend. These dykes were later altered and sulfidized by gold-bearing fluids, and therefore bracket a maximum age to mineralization. In general, the dike swarms occur along the same structural zones of weakness as those that later served as channelways for gold-bearing fluids. Thus, the dike swarms exhibit a very strong spatial relationship to the north-northwest alignment of gold deposits.
>
> Cropping out along the central Carlin Trend, between the Pete and Mike deposits, are the Richmond and the Welches Canyon stocks. The Richmond pluton is a quartz monzonite with a K/Ar age date of 106 $\pm$ 5.0 Ma (Evans, 1980). The Welches Canyon stock is multi-phased rhyolite to granodiorite (Thompson, 1995) dated at 37 $\pm$ 0.8 Ma (Evans, 1974).

There is somewhat less apparent intrusive activity in the Northern Independence Mountains. Birak (1986) mentions, in the Jerritt Canyon district, "Widely scattered dikes and sills, of felsic to intermediate composition . . . .", which he took to be of Tertiary age. He also described a small granodiorite stock in the southern part of the district, that ". . . may be Cretaceous in age . . . ." Further north, in the Big Springs area, Adams (1996) wrote as follows:

> Jurassic plutons are exposed north of Big Springs and are composed of granite and diorite (Coats, 1987). At Big Springs intrusive rocks occur as dikes along high-angle structures (Water Canyon), as small intrusive bodies (North Sammy Pit, . . .) and as dikes and sills intersected in drilling and exposed in pit walls. Compositions range from quartz

monzonite to diorite (Honea, 1993) and are probably related to the Jurassic intrusions, though none have been successfully dated. Many of the dikes occur along east-west and northeast-striking fault intersections. . . . .

As mentioned above, more recent dating work (Peters, 2001) has established a Miocene (16.1 million year) age for a dyke from a deep drill hole north of the Sammy Creek mine.

Structural control is extremely important in localisation of gold deposits in Nevada, especially the more recently developed deep underground deposits. Teal and Jackson (1997) described these controls for the general Carlin Trend as follows:

> The north-northwest alignment of the Carlin Trend deposits is not a manifestation of any singular fault zone, but rather a combination of structural features in a zone of crustal weakness and sustained high heat flow. This environment created a setting conducive to prolific gold mineralization. Whereas structural influences vary between deposits, common regional-scale features include:
>
> - high-angle, northwest-striking fault sets that served as primary fluid conduits, commonly filled by lamprophyric and monzonitic dikes
> - high-angle northeast-striking faults that served as secondary conduits, particularly at structural intersections with northwest faults
> - broad to moderate amplitude anticlinal folds in autochthonous carbonate host rocks
> - high angle and strata-bound, pre-mineral stage, collapse breccia bodies

It is, of course, not legitimate to simply assume that exactly the same structural trends will be operative in the Independence Mountains region, but it is useful to keep these criteria in mind in exploring here. Structural control of ore has been well documented in the Carlin area (as described above), at Jerritt Canyon, and at Big Springs. Although the picture is less well developed at present on the Mac Ridge and Dorsey Creek properties, there is good evidence to suggest that structural controls will be found to be important in these areas as well. Study of such structural controls on the subject properties is at an early stage and much work remains to be done.

In summary, although there are detailed geological studies available for parts of the general area, the overall picture is in many ways unclear. Further regional work would be welcome.

7.2 Property Geology

The local geology of the three subject properties is known in more or less detail, based on work contained in several published and unpublished sources, including the voluminous AngloGold database, and on recent mapping by Gateway geologists. Compilation of these data is ongoing; very simple overview summaries are presented for each property as follows:

1) Big Springs:

The geology of the Big Springs property is complex, not well documented, and in some senses controversial. Efforts are ongoing to compile and re-interpret previous mapping in light of recent drilling and surface work. Maps showing the geology of the property and surrounding area were published by Miller et al. (1984), in sketch form by

Daly et al. (1991), and by Adams (1996). A more concise picture was presented by Lapointe et al. (1991). Recent unpublished work by Stanley B. Keith of MagmaChem, L.L.C., assisted by Monte M. Swan and Dr. Earl Abbott (Keith and Abbott, 2003), led to a major revision of the property geology; this work has been augmented by other consultants retained by Gateway. All this work has been used to prepare Figures 4A and 4B, which must be regarded as a "works in progress". There are several fundamental differences in interpretation of bedrock geology and structure between the work of Miller et al., Adams, the MagmaChem survey and Gateway's recent mapping; such differences are presently being resolved.

In the simplest of terms, the Big Springs property is for the most part underlain by rocks of the Mississippian to Permian "Overlap Assemblage" of Miller et al. (1981; 1984), consisting of limestone, calcareous siltstone, sandstone and conglomerate. These strata lie above an unconformity, below which at the southern edge of the property are some exposures of the Ordovician Valmy Group rocks. Above the Overlap, placed there on a thrust fault known either as the Schoonover thrust (Miller et al., 1984) or the Golconda thrust (Daly et al. 1991) are the Schoonover rocks, dominantly chert, argillite, greenstone and minor amounts of limey rocks. Note that Adams (1996) basically did away with the distinction between the Overlap and the Schoonover, including all rocks above the Valmy Group as Schoonover. The recent work by Keith and others for Gateway (see above) has reverted to the earlier stratigraphic interpretation, although they refer to the "Overlap Sequence".

Gateway geologists have mapped and presently interpret that the "Overlap Sequence", comprising the carbonate-clastic shelf facies on the eastern portion of the property, was overthrust during the late Permian to earliest Jurassic Sonoma Orogeny by deep water basinal facies and coeval mafic volcanic rocks comprising the "Schoonover" on the north and west portions of the property area. Conodont and radiolarian biostratigraphy and detailed geologic mapping by Miller et al. (1984) reported latest Devonian to Permian dates from numerous rock samples collected from both Schoonover and Overlap rocks. The stratigraphic relations documented by Miller et al. and by Gateway geologists are compatible with a back-arc thrusting model for the formation of both the Roberts Mountains and Golconda allochthons. The Schoonover-Overlap assemblage spans the time interval from the emplacement of the Roberts Mountains Allochthon onto the shelf in the earliest Mississippian Antler Orogeny to the inception of the Sonoma Orogeny. In the Schoonover, latest Devonian basalt and andesite flows are overlain and interbedded with chert and with volcaniclastics derived from an island arc. They grade upwards into siliciclastic turbidites and pebbly mudstones that contain debris derived primarily from erosion of the Antler orogenic belt, although in some beds volcanic fragments and greenschist grade metasedimentary clasts are also common. The composite source terranes represented by the Schoonover siliciclastic rocks place the basin between an arc and the Antler Orogen on the edge of the shelf. The onset of limestone turbidite deposition in the Schoonover corresponds to the establishment of carbonate shelf conditions and Overlap deposition on the continental margin in the Big Springs region. Thrust faults in the Schoonover repeat the late Devonian to Permian section, detaching the basinal sequence from its depositional basement. Fold and fault data indicate that thrust plates were emplaced due to northwest – southeast shortening and southeast-directed thrusting. The stratigraphic model records short-lived episodes of crustal

shortening along the continental margin, separated by longer episodes of extensional and / or transcurrent tectonics.

There is relatively little intrusive material exposed or encountered in mining at Big Springs. Adams (1996) described (based on work by Honea, 1992; 1993) diorite dykes and sills that have intruded thrusts and high-angle structures within the Schoonover strata. Diorites appear to have been strongly altered, with replacement of primary minerals by dolomite, chlorite and illite. These rocks are locally very sulphide-rich, with abundant arsenopyrite and pyrite, and in some case carrying some gold. In the area of the un-mined 601 deposit, there are dioritic rocks that Adams (1996) described as having several additional sulphide species and locally very high gold values (an individual assay of 27 grams gold per tonne was quoted by Adams). There are no published dates for any of the intrusive rocks at Big Springs, but see the note above regarding an unpublished Miocene radiometric age for a basic dyke in a deep drill hole north of the mine.

Faulting at Big Springs is complex. In addition to north-east trending, northerly dipping thrust faults such as the Schoonover (Golconda) thrust, there are steeper normal faults in several directions. Those in the general north north-east and north-westerly directions appear to have been important in localising ore in the pits. Folding is complex, ranging from broad open flexures to tight isoclinal folds overturned to the south-east. Work in progress suggests that the Schoonover thrust fault was likely folded in the course of compressional tectonics; this hypothesis is thought to best explain the distribution of the fault traces, and is based on a detailed examination of the logs from many hundreds of drill holes.

Another important aspect of the Big Springs geological picture is the presence of extensive area, in cirques and valleys, of glacial overburden described (Miller et al., 1984) as "Quaternary Glacial Deposits". These are at least in part till, although talus and alluvium are also present.

2) Mac Ridge:

In the south-east corner of the present map (Figure 5), on the Mac Ridge property, there is, based on the map in Miller et al. (1984), a small area of limestone interpreted by them as Lower Paleozoic – Cambrian?. However, Adams (1996) interpreted these rocks as belonging to the Ordovician to Silurian Hanson Creek and Roberts Mountain formations – the Lower Plate stratigraphy. To add to the confusion, Keith and Abbott (2003) have described Cambrian dolomitic rocks on the North Fork road east of the Big Springs area, ". . . between the Hanson Creek lithologies and the Strathearn/Overlap sequence . . . ." These dolomitic rocks may be continuous with the putative Cambrian outcrops of Miller et al.

The geology of the Mac Ridge property is less well known than that of Big Springs and Dorsey Creek. The known mineralization is hosted in Overlap rocks, mostly dolomite, silty dolomite, argillite and black shale. Further to the east and downhill from the old pit area, there are outcrops of Overlap limestone to calcareous clastics, Overlap basal conglomerate, Roberts Mountain and Hanson Creek limestone and dolomite, and Valmy Quartzite.



Mac Ridge Pit
A
D
OV
HC
3.200
3.310
1.110
1.820
1.250
1.135
5.760
1.175
587,000 E
587,500 E
588,000 E
4,599,500 N
4,600,000 N
4,600,500 N
Legend
Stratigraphy
D - Semi-Autochthonous Pennsylvanian/Permian Overlap lithotectonic shelf dolomite/siltstone. Dominant Au-host rock.
A - Autochthonous Pennsylvanian-Permian Overlap. Dolomitic siltstones, sandstones and conglomerates.
Angular Unconformity - basal conglomerate where present
OV - OMq - Ordovician McAfee Quartzite, allochthonous Western siliceous facies
HC - Ordovician Hanson Creek Dolostone, limestones, cherts, autochthonous Eastern carbonate facies
Structure
Syncline Axis
Fault
Thrust Fault
Litho-Geochemistry
< 0.100 ppm Au
0.100 - 0.250 ppm Au
0.251 - 0.500 ppm Au
0.501 - 1.000 ppm Au
1.001 - 5.760 ppm Au
N
0
250m
100 foot topographic contours
UTM NAD 27 Zone 11N

To accompany "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Mineral Properties, Independence Mountains District, Elko County, Nevada, U.S.A." by G.R. Peatfield, Ph.D., P.Eng., and J.W. Rozelle, P.G., for Gateway Gold Corp., dated 14 March 2006.

Gateway Gold Corp.

BIG SPRINGS, MAC RIDGE, & DORSEY CREEK PROPERTIES
Elko County, Nevada, U.S.A.
Detailed Geology
Mac Ridge Area
Scale 1:10,000 Figure 5

The Mac Ridge pit was mapped at 1:600 scale in August 2004 (Fulp, 2004). The pit has been largely reclaimed, and bench and natural outcrops cover an area roughly 150 by 150 metres. According to Anderson et al. (1984) Mac Ridge was the first deposit discovered in the Big Springs district. Freeport geologists believed that the deposit was hosted by complexly north-east folded bioturbated siltstone cut by east-trending mineralized faults. The host siltstones are overlain by lithic arenite and siltstone (Adams, 1996). Much of the ore in the open pit was localized along a thrust fault surface trending north-northeast and dipping shallowly to the southeast. Recent Gateway mapping indicates that an east-northeast trending, steeply southerly dipping fault zone is the focus of alteration and mineralization. The structure varies form 6 to 45 metres wide in limited exposures in the reclaimed pit area. High-angle faults and fracture sets trending north-northwest to north-east are also mineralized. Host rocks within the fault zone are the Overlap Sequence of the Big Springs district. Alteration and mineralization consists of early decalcification followed by pervasive silicification, main stage mineralization of pyrite, arsenopyrite, white quartz, gold, and late stage carbonate and locally barite on fractures. Late-stage carbonate – iron oxides – barite mineralization occurs on low-angle thrust and fracture surfaces.

In 1989, Freeport geologists delineated, by soil sampling and limited drilling (Hegeness, 1989), a second gold mineralized zone located some 180 metres south of the Mac Ridge pit. Here gold mineralization occurs along upper north-northeast, shallowly southeast dipping and lower east-northeast trending, shallowly south-east dipping zones. The mineralization is in Overlap calcareous siltstones and arenites. Lower Plate (Hanson Creek Formation) dolomite was intersected at shallow depths, about 120 to 1150 metres in this area, and is seen in contact with Overlap basal conglomerate immediately to the south-east. The Headwall fault, trending roughly east-west and dipping steeply to the north, borders this mineralized zone about 120 metres to the south. Immediately south of this major fault, Freeport drill holes intersected Valmy Quartzite underlain, at 30 metres, by Devonian Snow Canyon Sequence chert and interbedded volcanics cut by a rhyolite dyke. Although no anomalous mineralization was recorded in this drilling, the Headwall fault and possible sympathetic structures are important targets for further investigation.

Soil sampling and geological mapping by Gateway geologists in 2005 traced anomalous gold and in a few places associated alteration in outcrop for about one mile to the east of the Mac Ridge pit area into Lower Plate (Hanson Creek) rocks, where strongly anomalous gold mineralization was sampled in outcrop.

3) Dorsey Creek:

The detailed geology of the Dorsey Creek property has been described in unpublished mapping for Gateway by S.B. Keith and M.M. Swan, and subsequently by R. Thole and R. M. Perkins. The property is divided roughly into an east and a west portion by a major northerly-trending fault.

The eastern half of the property is dominated by a north-east trending felsic quartz porphyry dyke, to the south-east of which is a thick section of silicified, carbonaceous Overlap siltstones; to the north-west is a thick sequence of Schoonover fine-grained clastics and mafic volcanic rocks. The felsic dyke intruded, at least in the near surface, along the Schoonover Thrust and separates the Schoonover to the north-west from

Overlap rocks to the south-east. The dyke and the footwall Overlap sediments are anomalous in gold and arsenic.

The western half of the property is dominated by Schoonover clastic rocks with interbedded mafic volcanics and a major gabbroic sill. The Overlap in this area is composed of fine-grained carbonaceous siltstones and a basal pebble conglomerate. Both units are folded into tight overturned folds.

Along the southern edge of the property, the Headwall Fault, a steeply dipping regional structure, separates the Overlap rocks from quartzites of the Valmy Formation. This fault can be traced for over six kilometres to the east toward the Mac Ridge property. Rocks along the Headwall Fault are partially silicified, contain stibnite occurrences, and are geochemically anomalous in gold and indicator elements.

8.0 DEPOSIT TYPES

There are two important types of mineral deposits or occurrences presently known or postulated on the subject properties. As well, other "showings" do not fit well within either of these categories. Before discussing the subject properties, it is instructive to say something on the general topic of Carlin-type gold deposits.

Carlin-type gold deposits are among the most important being mined at present anywhere in the world. Total production in the Carlin belt since the original mine began operation has now exceeded 50 million troy ounces, and there is no end in sight. Clearly, these deposits are worthwhile and attractive targets.

A succinct summary of various aspects of Carlin deposits was written by Roberts (1986). Much has happened in the belt since that time, but Roberts' summary is still valid and very readable:

> The Carlin-type gold deposits are an unusual, major class of disseminated gold deposits that formed in the frontal zone of the Roberts Mountains thrust plate, mostly in autochthonous carbonate rocks of the lower plate, but also in allochthonous rocks of the upper plate and in igneous rocks that cut both plates. Most of the deposits are on the flanks of domal uplifts which are exposed as erosional windows in the thrust. The domes are structurally controlled along major fracture zones and are developed over intrusive bodies. One important element in ore formation is that the thrust plate covered the windows at the time of ore formation; the thrust plate was relatively impermeable, thus impeding flow of ore-forming solutions and confining them mostly to the lower plate. Locally, permeable carbonate units are present in the upper plate and are metallized in places. In addition, associated intrusive rocks contain significant metallization.
>
> Although more than 10 Carlin-type deposits are known, with total reserves exceeding 14.7 million ounces of gold . . , there are many areas of excellent potential in the Carlin belt covered by thrust plates, younger volcanic rocks, and alluvium. Prospecting can be carried on by combining a detailed geologic mapping program with carefully planned and executed geochemical and geophysical studies. Attention should be given especially to the flanks and noses of intrusive bodies, which are usually highs on aeromagnetic maps . .

Since Roberts wrote those word almost 20 years ago, there have been many significant developments concerning gold deposits in the Carlin belt, but the basic concept is still valid. There are now very many more than 10 Carlin-type deposits known, both in the

type area and elsewhere. Total production plus reserves for the belt are now in excess of 100 million ounces. Perhaps the most important development has been the recognition of the importance of deep structures as channelways for solutions that have both prepared the ground (by decalcification or decarbonitisation of limestones to make them more porous and permeable) and carried the gold and other elements from source to their present resting place. Many of the more recently discovered deposits are deep, higher grade, and structurally controlled. In addition, it has become evident that these structures often carry anomalous amounts of the so-called "Carlin suite" of indicator elements (arsenic, antimony, and mercury) as detailed by, *inter alia*, Bagby and Berger (1985), Bonham (1985), Berger (1986) and Wakefield (1993), for considerable distances above or lateral to gold deposits. Thallium, barium and possibly cadmium might be added to the list.

The area around Jerritt Canyon and to the north encompassing the three subject properties has many similarities to the Carlin belt. Although there are some differences with regard to specific stratigraphic settings, the overall picture of carbonate strata, overthrust units, major steep-dipping structures, and intrusive bodies is duplicated here.

Christensen (1993) had this to say about the styles of mineralization in the Carlin belt:

> Gold deposits of the Carlin trend, while possessing common attributes, are all unique, depending on local conditions. To generalize, Carlin deposits are of three characteristic styles . . . . The original Carlin deposit has the overall form of a stratabound replacement deposit within silty carbonate units of the Silurian-Devonian Roberts Mountains Formation. The ore is generally bedding conformable, and structural disruption of the host stratigraphy is minimal. It would appear that the mineralizing process was a relatively passive event. Other deposits with similar characteristics are Pete, and the Deep West portion of Gold Quarry.
>
> Other deposits are better described as vein-like mineralized structures. Most typical of this style are the Bootstrap, Capstone, and Deep Star deposits in the northern Carlin trend. Here, higher-grade gold mineralization and associated alteration is locally restricted to a number of northerly-trending structures through massive Devonian limestone. Where these structures are dike-filled, the igneous rock is intensely altered and contains relatively higher grade gold. In general, the gold is fairly restricted, as it appears that intense silicification along a single feeder structure tended to self-seal and inhibit mineralizing fluid flow into the potential host lithologies. At depth, the Gold Quarry, Post, and Purple Vein deposits neck down to vein-like, restricted, high-grade structures.
>
> The third characteristic style of mineralization can be characterized as a structural stockwork. This style is best illustrated by the Main Gold Quarry deposit. Here mineralization is hosted by generally thin-bedded siltstone, shale, chert, and limestone. The deposit is located at a structural intersection where the host rocks are intensely deformed and broken. While in overall aspect this appears to be a disseminated deposit, gold is structurally controlled at all scales.
>
> The important controls on the location and style of gold mineralization are structure and host stratigraphy. While any particular deposit may exhibit one of these styles of mineralization more clearly, every deposit has been controlled by both physical and chemical controls and represents some combination of the above models.

At Jerritt Canyon, gold is recovered from rocks of both of the Upper and Lower plates (though mostly from Lower Plate strata). Stratabound and structurally controlled styles

are both represented. At Big Springs, structurally controlled deposits were contained within favourable rocks even higher in the sequence, in the Overlap and Schoonover units, although the Lower Plate rocks are not exposed in the pit areas and it is not known if they may have been mineralized at depth. Although there are not apparently great volumes of intrusive rocks at either Jerritt Canyon or Big Springs, structures have been shown to be very important in both places. This is especially true at Big Springs, where there is clear evidence from the shapes of the pits showing control of gold concentration at the intersection of at least two fault sets. At Mac Ridge and Dorsey Creek, both styles of mineralization are possible; although the presently known occurrences are more reasonably assigned to the stratabound category, structurally controlled material is possible and indeed indicated by some of the work to date. Given the physical setting, it might be argued in both cases, especially for Mac Ridge, that the stratabound disseminated type would constitute a less favourable target because of depth below surface. However, the potential size of such deposits makes them attractive targets to pursue.

9.0 MINERALIZATION

9.1 Geological Settings

The general geological settings of the subject properties have been discussed in some detail in a previous section. Here the emphasis is on the setting of known mineralized zones, and of the postulated settings for material not presently exposed at surface. This is by no means an exhaustive treatment, but is sufficient to give a general feeling for the subject. As before, the properties are treated in order:

1) Big Springs:

Adams (1996) has described the setting of the Big Springs deposits in some detail. In the simplest of terms, gold is contained in zones of altered sedimentary, volcanic and intrusive rocks with disseminated pyrite and arsenical pyrite. Most such material is contained within bioturbated limey siltstone or highly altered volcanic and sub-volcanic intrusive rocks, but there appears to be a direct relationship between the mineralized zones and structures in the form of intense faulting. Adams reported that the bioturbated siltstone, ". . . because of its blocky, brittle and permeable nature, . . ." was a favourable host for gold deposition. In other zones, different units, such as chalcedonic mudstone and altered volcanic and intrusive rocks host gold-bearing sulphides, again because of their brittle, permeable nature. For the un-mined "601" deposit, Adams stated that "Structural preparation is the most important aspect of mineralization . . . ." The best grades are reported to be contained within relatively restricted zones either along faults or especially at the intersections of faults. In this case, strongly altered intrusive rocks appear to be the dominant host. The dominant fault directions are north-easterly (with north-west dips) and roughly east-west, with steep dips.

2) Mac Ridge:

The material originally mined at Mac Ridge was contained within silicified, altered zones in Overlap strata in a zone of faulting interpreted as splays off the major east-west Headwall Fault lying to the south. Recent geological mapping and review of drilling data

show that Lower Plate carbonate strata might exist at reasonable depth, and probably extend below the known zones of mineralization.

3) Dorsey Creek:

Drilling at Dorsey has identified gold mineralization closely associated with a felsic quartz porphyry dyke and in Overlap siltstones along the footwall of the dyke. The dyke is bleached, partially silicified and strongly quartz veined with a varying amount of sulphides. Eutaxitic and devitrification textures along with flow banding imply a near surface emplacement of the dyke. Up-dip from the dyke, the Overlap siltstones have been strongly silicified and form a high rounded hill (the "West End Jasperoid"). The jasperoid is highly anomalous in antimony with lesser amounts of gold and arsenic. All of this information suggests that a gold-bearing hydrothermal system was associated with the emplacement and alteration of the felsic dyke.

9.2 Mineralogy

This sub-section describes, based on currently available knowledge, the mineralogy of the gold occurrences presently known on the subject properties. The information is derived from various places, mostly in the public record but some from recent observations, or from unpublished sources contained within the AngloGold database. Gold-bearing material is known to exist on all three properties. In addition, widespread occurrences of indicator elements and samples with anomalous gold contents taken from major structures or widespread alteration zones suggest potential for significant concentrations of gold at depth. In more detail:

1) Big Springs:

Gold at Big Springs is found primarily as very fine inclusions in arsenical pyrite and pyrite or in goethite. Some is also encapsulated in silica. Other minerals present include marcasite, arsenopyrite, sphalerite, chalcopyrite, stibnite and native gold, as well as several other minerals in trace amounts. Adams (1996) described the mineralogy of the Big Springs deposits as follows:

> Ore mineralogy in all of the deposits is characterized by pyrite, marcasite, arsenopyrite, arsenical pyrite, sphalerite, chalcopyrite, stibnite and gold (Youngerman, 1992). In addition, galena, tennantite, tetrahedrite, bornite, ullmanite and gersdorffite (Honea, 1993) were also found in the 701 deposit. Gold also occurs in altered rocks as grains two to 22 microns (Honea, 1985) and forms inclusions in or bordering arsenical pyrite and pyrite or in goethite (Youngerman, 1992). The gold can also be encapsulated in silica. One specimen of native gold at Big Springs was found in the North Sammy pit (E.J. Collord, pers. commun.).

During 2004, drilling at Big Springs, in Hole GW04-55C below the 701 pit, cut a thin quartz-carbonate veinlet containing several small (less than 3 mm) grains of native gold. This and the above-mentioned specimen[1] from North Sammy are the only known occurrences of visible gold yet seen at Big Springs.

---

[1] The specimen from North Sammy was still on display in the office at Queenstake Resources Ltd.'s Jerritt Canyon mine in the summer of 2004.

Youngerman (1992) described the pyrite from the North Sammy pit at Big Springs in some detail:

> Three different types of pyrite have been defined. Type 1 consists of framboidal aggregates with an average diameter of 25 microns composed of 1-5 micron individual pyrite grains . . . . This pyrite is considered primary and sedimentary in genesis.
>
> Type 2 pyrite consists of euhedral cubic and pyritohedral crystals which are typically zoned . . . . Inner zones are probably diagenetic and formed around rutile and quartz grains as assertained (*sic*) by SEM ["scanning electron microscope"] studies. Quartz and rutile grains are identified as part of the original sedimentary suite due to their similar size and shape to other grains in the host matrix. Outer zones of type 2 pyrite are hypogene and may contain up to 8 percent arsenic. Type 2 pyrite grains typically average around 50 microns with some locally larger grains.
>
> Type 3 pyrite is subhedral to anhedral and is about the same size as Type 2 pyrite. It may contain numerous inclusions of quartz and rutile from the original sedimentary suite as well as sphalerite . . . . Types 1 and 3 pyrite, as well as the outter (*sic*) rims of type 2 pyrite, can contain inclusions of marcasite, arsenopyrite, sphalerite, gold, chalcopyrite and quartz. Hypogene pyrite occurs as disseminations within the host rock matrix, and in veins. All three types pf pyrite may be partially or completely replaced primarily by marcasite, arsenopyrite and/or arsenical pyrite and secondarily by goethite. Pyrite is also seen replacing organic matter such as crinoid fossils . . . ."

Youngerman (1992) also described arsenical pyrite from Big Springs as follows:

> Arsenical pyrite has been identified by both SEM and by reflected light petrography. Arsenical pyrite is hard to distinguish from pyrite in plain polarized light but has anomalous anisotropy under crossed nicols. Arsenical pyrite occurs in all mineralized samples [studied] as distinct grains or more commonly rims around the euhedral diagenetic pyrite. Arsenical pyrite is closely associated with gold mineralization. Arsenical pyrite containing between 1 and 8 percent arsenic is identified by SEM analysis on sample SC-263C @ 80 feet . . . (Honea 1988) [*sic* – 1985?].

The mineralized units are dominantly bioturbated siltstone or altered volcanic and intrusive rocks. Locally, better grades of gold are concentrated in fault zones and especially at the intersections of faults; sulphide contents in such zones may range as high as 15 percent.

2) Mac Ridge:

Information regarding the mineralogy of the Mac Ridge deposit and surrounding area is sparse to essentially non-existent. At present, the working hypothesis is that the mineralogy will be found to be similar to that at Big Springs, although whether this will hold true should a Lower Plate carbonate-hosted deposit be intersected remains to be seen.

3) Dorsey Creek:

There is very little information regarding mineralogy on the Dorsey Creek property. Work by Stanley Keith and Monte Swan for Gateway during 2003 noted the presence of abundant goethite/limonite after sulphides, rare pyrite, local massive hematite, occurrences of quartz-barite veins with stibnite and secondary antimony minerals, and

rosettes of secondary antimony minerals pseudomorphous after stibnite in silicified Overlap rocks.

Logging of holes drilled by Gateway in 2004 and 2005 noted the presence of locally abundant pyrite, and traces of arsenopyrite and stibnite. No detailed mineralogical studies are available at this time.

10.0 EXPLORATION

10.1 Introduction

A report of this nature cannot be expected to treat all exploration data available for properties of this size and with so much history. Only the highlights can be mentioned, and then only in simplified form. There is a marked need for a detailed compilation of data for these properties; this compilation is a "work in progress". **Note that the summaries in the following paragraphs provide only references to earlier discussions of work undertaken by Gateway in 2002, 2003 and 2004.**

10.2 Historical

For a more comprehensive treatment of historical programs, the reader should refer to Peatfield (2002) and Peatfield (2004).

10.3 Gateway 2002

Details of the 2002 programs are given in Peatfield, 2002 (summarised in the Company's Prospectus dated 15 May 2003 – filed on SEDAR).

10.4 Gateway 2003

Details of the 2003 programs are given in Peatfield, 2004 (filed on SEDAR).

10.5 Gateway 2004

Details of the 2004 programs were summarised in the Company's Annual Information Form ("AIF") dated 24 March 2005 (filed on SEDAR).

10.6 Gateway 2005

The 2005 program recently completed on the properties involved: geological mapping and sampling; soil geochemical surveys; reverse circulation and diamond (core) drilling; compilation of data from recently acquired files from the previous operator; and an independent review of earlier resource estimates followed by an NI 43-101 compliant estimate of inferred resources based on all available data. More details regarding these various activities are presented in the appropriate sections of the report.

10.7 Geology

Many local geological mapping programs have been completed over the subject properties, ranging from very detailed surveys of specific workings to more regional studies of selected properties. Some of these studies are in published papers, others are in the form of company in-house reports. Gateway geologists have constructed very detailed cross-sections across most of the three properties based on their mapping of pit geology, on regional geologic mapping, and primarily on drill hole logging and

correlations on the basis of data acquired from the previous property owners and from Gateway drill programs. All data acquired to date have been integrated into a three-dimensional computer model depicting: the structural – stratigraphic framework of the district; the previously mined ore-bodies; mineralized zones intersected by drilling; and geochemical and geophysical data. Proposed drill programs are focused on extending known mineralized zones and testing previously unrecognised targets, delineated by favourable structure and stratigraphy. Notwithstanding the amount of work completed to date, there are still many places where additional work is warranted and indeed necessary.

10.8 Geochemistry

There have been numerous local geochemical surveys of varying types and vintages within the area covered by the three properties. Work has ranged from reconnaissance stream sediment work and rock sampling, to widespread soil surveys and to detailed soil sampling grids. The surveys have employed several different collection and analytical techniques, thus there are some problems with merging results. Compilations of gold and arsenic results for the soil sampling surveys, including work by previous operators in areas subsequently disturbed by mining, are presented on Figures 6A and 6B.

One area of particular interest is that where Lower Plate rocks crop out in the eastern portion of the Mac Ridge property. Here numerous surface grab samples have been collected, several of which when analysed returned highly anomalous values in gold. The location of these samples and their relationship to various stratigraphic units, as well as soil samples in the general area, are shown on Figure 5.

10.9 Geophysics

There were numerous geophysical programs completed to date on the subject properties. The earliest work for which the Company has records involved an airborne program, measuring total field magnetics, radiometrics and resistivity. The results of this work are shown on Figures 7A, 7B and 7C.

More recently, a detailed program of deep penetration induced polarization ("I.P.") and ground magnetics was completed on the Dorsey Creek property. This work was useful in helping to interpret the geology of the property, especially with regard to major structures, and suggested several targets for drilling, some of which remain untested. Plan maps showing the near-surface expression of I.P. chargeability and resistivity are shown on Figures 8A and 8B.

10.10 Surface Sampling

Over the years, there was a large amount of sampling of the many mineral occurrences on the subject properties. These ranged from scattered rock sampling at Dorsey Creek and Mac Ridge to the detailed work involved at an operating mine, as at Big Springs. This work tended to show the presence of anomalous amounts of gold at many locations, and to confirm the presence, in many cases at highly anomalous levels, of the "Carlin suite" (defined as arsenic, antimony, mercury, and perhaps including thallium and barium). It is important to stress that the data represent different vintages of sampling and analysis, and should be treated with caution, as indicators only, especially in the case of older work.



North Fork Humboldt River
Dorsey Ck
7768'
7736'
8588'
9533'
8470'
9474'
7097'
7924'
8546'
10005'
8562'
8556'
582,000 E
584,000 E
586,000 E
588,000 E
4,598,000 N
4,600,000 N
4,602,000 N
Gold Gridded by ppm (IWD)
<0.026 ppm
0.026 - 0.045
0.045 - 0.064
0.064 - 0.083
0.083 - 0.102
0.102 - 0.122
0.122 - 0.141
0.141 - 0.160
0.160 - 0.179
0.179 - 1.791
N
0
1000m
100 foot topographic contours
UTM NAD 27 Zone 11N

To accompany "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Mineral Properties, Independence Mountains District, Elko County, Nevada, U.S.A." by G.R. Peatfield, Ph.D., P.Eng., and J.W. Rozelle, P.G., for Gateway Gold Corp., dated 14 March 2006.

Gateway Gold Corp.

BIG SPRINGS, MAC RIDGE, & DORSEY CREEK PROPERTIES

Elko County, Nevada, U.S.A.

Surface Geochemistry Compilation - Gold

Scale 1:30,000 Figure 6A


North Fork Humboldt River
Dorsey Ck
7768'
7736'
8588'
9533'
8470'
9474'
7097'
7924'
8546'
10005'
8562'
8556'
582,000 E
584,000 E
586,000 E
588,000 E
4,602,000 N
4,600,000 N
4,598,000 N
Arsenic Gridded by ppm (IWD)
<150 ppm
151 - 250
251 - 350
351 - 475
476 - 575
576 - 700
701 - 825
826 - 975
976 - 1,200
1,201 - 1,500
1,501 - 1,750
1,751 - 2,100
2,101 - 2,700
2,701 - 4,100
N
0
1000m
100 foot topographic contours
UTM NAD 27 Zone 11N

To accompany "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Mineral Properties, Independence Mountains District, Elko County, Nevada, U.S.A." by G.R. Peatfield, Ph.D., P.Eng., and J.W. Rozelle, P.G., for Gateway Gold Corp., dated 14 March 2006.

Gateway Gold Corp.

BIG SPRINGS, MAC RIDGE, & DORSEY CREEK PROPERTIES
Elko County, Nevada, U.S.A.
Surface Geochemistry Compilation – Arsenic
Scale 1:30,000 Figure 6B



North Fork Humboldt River
Dorsey Ck
7768'
8566'
8533'
8470'
8474'
8548'
10005'
8562'
8558'
582,000 E
584,000 E
586,000 E
588,000 E
4,598,000 N
4,600,000 N
4,602,000 N
53452.7
53444.7
53435.3
53431.4
53428.9
53427.2
53426.1
53425.4
53424.5
53423.3
53421.9
53420.6
53419.5
53418.5
53417.5
53416.5
53415.7
53415.0
53413.9
53412.6
53411.5
53410.3
53408.9
53407.5
53405.5
53403.6
53401.8
53400.0
53398.3
53396.4
53393.7
53390.6
53388.2
53386.1
53383.9
53382.0
53380.2
53375.3
gammas
N
0
1000m
100 foot topographic contours
UTM NAD 27 Zone 11N

To accompany "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Mineral Properties, Independence Mountains District, Elko County, Nevada, U.S.A." by G.R. Peatfield, Ph.D., P.Eng., and J.W. Rozelle, P.G., for Gateway Gold Corp., dated 14 March 2006.

Gateway Gold Corp.

BIG SPRINGS, MAC RIDGE, & DORSEY CREEK PROPERTIES
Elko County, Nevada, U.S.A.
Airborne Geophysical Survey
Total Field Magnetics
Scale 1:30,000 Figure 7A



7768'
7097'
Dorsey Ck
7824'
8546'
8470'
10005'
8374'
8533'
8562'
8556'
Humboldt River
562,000 E
584,000 E
586,000 E
588,000 E
4,598,000 N
4,600,000 N
4,602,000 N

To accompany "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Mineral Properties, Independence Mountains District, Elko County, Nevada, U.S.A." by G.R. Peatfield, Ph.D., P.Eng., and J.W. Rozelle, P.G., for Gateway Gold Corp., dated 14 March 2006.

cps
1421.9
1357.4
1324.4
1299.4
1278.7
1260.7
1245.9
1231.7
1218.4
1205.4
1194.4
1182.5
1170.9
1159.7
1148.4
1137.4
1126.4
1115.1
1102.7
1090.8
1078.9
1067.1
1053.8
1040.4
1025.6
1008.9
994.0
978.0
958.9
935.9
908.1
877.2
837.9
788.5
738.2
685.0
622.9
563.0

N

0 1000m

100 foot topographic contours
UTM NAD 27 Zone 11N

Gateway Gold Corp.

BIG SPRINGS, MAC RIDGE, & DORSEY CREEK PROPERTIES

Elko County, Nevada, U.S.A.

Airborne Geophysical Survey
Total Count Radiometrics

Scale 1:30,000 Figure 7B



582,000 E
584,000 E
586,000 E
588,000 E
4,598,000 N
4,600,000 N
4,602,000 N
7768'
8470'
8533'
9474'
10005'
8562'
8556'
8566'
North Fork Humboldt River
3418.5
2971.8
2661.4
2427.1
2205.1
1974.9
1714.1
1462.8
1243.4
1101.7
1000.4
926.8
860.0
795.5
742.7
693.1
640.0
592.0
546.3
501.2
449.9
397.9
317.0
119.2
ppm
N
0
1000m
100 foot topographic contours
UTM NAD 27 Zone 11N

To accompany "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Mineral Properties, Independence Mountains District, Elko County, Nevada, U.S.A." by G.R. Peatfield, Ph.D., P.Eng., and J.W. Rozelle, P.G., for Gateway Gold Corp., dated 14 March 2006.

Gateway Gold Corp.

BIG SPRINGS, MAC RIDGE, & DORSEY CREEK PROPERTIES
Elko County, Nevada, U.S.A.
Airborne Geophysical Survey
Resistivity
Scale 1:30,000 Figure 7C



North Fork Humboldt River
Dorsey
7768'
7736'
8588'
9533'
8470'
9474'
7097'
7924'
8548'
10005'
8562'
8556'
582,000 E
584,000 E
586,000 E
588,000 E
4,602,000 N
4,600,000 N
4,598,000 N
30.0
28.3
26.7
25.0
23.3
21.7
20.0
18.3
16.7
15.0
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11.7
10.0
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6.7
5.0
3.3
1.7
mrads
N
0
1000m
100 foot topographic contours
UTM NAD 27 Zone 11N

To accompany "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Mineral Properties, Independence Mountains District, Elko County, Nevada, U.S.A." by G.R. Peatfield, Ph.D., P.Eng., and J.W. Rozelle, P.G., for Gateway Gold Corp., dated 14 March 2006.

Gateway Gold Corp.

BIG SPRINGS, MAC RIDGE, & DORSEY CREEK PROPERTIES
Elko County, Nevada, U.S.A.
Dorsey Creek I.P.
Chargeability
Scale 1:30,000 Figure 8A



North Fork Humboldt River
Dorsey Cr.
7768'
7736'
8588'
9533'
8470'
8474'
10005'
8562'
8556'
582,000 E
584,000 E
586,000 E
588,000 E
4,602,000 N
4,600,000 N
4,598,000 N
10000
7406
5484
4062
3008
2228
1650
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905
670
496
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202
149
111
82
61
45
33
25
18
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ohm-m
N
0
1000m
100 foot topographic contours
UTM NAD 27 Zone 11N

To accompany "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Mineral Properties, Independence Mountains District, Elko County, Nevada, U.S.A." by G.R. Peatfield, Ph.D., P.Eng., and J.W. Rozelle, P.G., for Gateway Gold Corp., dated 14 March 2006.

Gateway Gold Corp.

BIG SPRINGS, MAC RIDGE, & DORSEY CREEK PROPERTIES

Elko County, Nevada, U.S.A.

Dorsey Creek I.P.
Resistivity

Scale 1:30,000 Figure 8B

11.0 DRILLING

Over the decades that exploration was undertaken on the subject properties prior to Gateway's involvement, there were a large number of drilling programs. These involved both rotary (reverse circulation or "RC") and to a lesser degree diamond coring methods, as well as detailed blast-hole drilling and sampling in the open pits. Records for some of these programs are incomplete, but in most cases full data sets, including detailed down-hole survey data, are available and have been incorporated into the database.

The results of these programs are not discussed in detail. The general distribution of drilling areas relative to areas of mining is shown on Figure 9. In total, there are data from well over 2,000 RC and core holes from pre-Gateway drilling in the database; in addition there are many hundreds of blast holes for which data are available but not yet compiled. Such a compilation, which will be useful in helping to elucidate structural controls on mineralization, is part of the on-going program at Big Springs.

In the period 2002 through 2005, the Company has drilled a total of 126 RC and 143 core holes on the Big Springs and Dorsey Creek properties, aggregating 64,810 and 88,638.5 feet (19,754 and 27,017 metres) respectively. The details of significant intercepts for these programs are tabulated in Appendix II.

The drilling to date has resulted in partial delineation of several zones of gold mineralization. The more important of these are described in summary fashion below:

1. **Thumb Zone**: This zone is an underground target formed by the projected intersection of the Schoonover Thrust fault (N 70° E, -53° N), and the east-west trending Thumb Fault (N 85° W, -62° N). The mineralized zone plunges approximately 50 degrees to the north-west and is in general an irregular conical to cylindrical shape down plunge. Drilling has confirmed the zone to have a strike length of at least 245 metres, a width of 15 to 60 metres, and a thickness of 15 metres. High grade gold mineralization (over one ounce per ton for core lengths of 5 feet or more) is common. Mineralization is localised in and between the Schoonover and Argillic faults, although in places it is common for it to extend for some distance into the Schoonover Formation rocks along favourable volcaniclastic flow units.

2. **Crusher Zone:** The Crusher Zone is located on the northern edge of the Big Springs mine area. It is formed by the intersection of the east-west trending Crusher Fault and an un-named north-east trending fault. The area between the two faults contains spotty high grade gold mineralization with a more continuous zone plunging approximately 45 degrees to the east along the intersection of the two faults. The zone appears to be cut off at depth by the Argillic Fault.

3. **Brien's Zone:** The Brien's fault is a major north-easterly (N 20° E, -80° W) trending reverse fault and shear zone that cross-cuts the entire Big Springs project area. In the footwall of the northern portion of the Brien's Fault there is a thin synclinal fold of Schoonover and altered Overlap rocks. These rocks in many places contain significant gold mineralization. Drilling to define the extent and character of these favourable host rocks began in 2005.


Mineralized Zones
1 Thumb Zone
2 Crusher Zone
3 Brien's Zone
4 601 Zone
5 303 UG Zone
6 Beadles Creek Zone
7 "Dorsey Dyke"
8 Mac Ridge Pit
9 Lower Mac Ridge
10 Headwall Zone
North Sammy
South Sammy
North Fork Humboldt River
Dorsey Ck.
x7766'
x7736'
x8470'
x7097'
x7824'
x8548'
x10005'
x8474'
x8533'
x8562'
x8558'
x8588'
582,000 E
584,000 E
586,000 E
588,000 E
4,598,000 N
4,600,000 N
4,602,000 N
N
0
1000m
100 foot topographic contours
UTM NAD 27 Zone 11N
Gateway Gold Corp.
BIG SPRINGS, MAC RIDGE,
& DORSEY CREEK PROPERTIES
Elko County, Nevada, U.S.A.
Drill Hole and
Zone Location
Scale 1:30,000
Figure 9
To accompany "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Mineral Properties, Independence Mountains District, Elko County, Nevada, U.S.A."
by G.R. Peatfield, Ph.D., P.Eng., and J.W. Rozelle, P.G.,
for Gateway Gold Corp., dated 14 March 2006.

4. **601 Zone:** The zone occurs in a fault-bounded syncline trending N 30° to 40° E on the east side of the Brien's fault zone. Gold mineralization occurs primarily in quartz-sericite-pyrite altered andesitic tuffs and flows of the Schoonover. These volcanic units have greatly increased in thickness in the 601 area and may include altered mafic intrusives. The mineralization is generally high grade but spotty and difficult to correlate from drill hole to drill hole. This zone was mostly stripped of overburden in preparation for open pit mining just before the mine closed.

5. **303 Underground Zone:** The 303 underground resource (material greater than 0.3 opt gold) occurs along a west-northwest trending, 45° north dipping fault which defined a portion of the original 303 open pit reserves. The rake of this zone is north 45°, plunging 50° to the north. The dimensions of the zone are approximately 165 metres in length, 3 to 12 metres in true thickness, and about 15 metres wide. The shear zone is believed to have formed during differential movement between the Schoonover and Argillic thrust faults and is confined between these faults in decalcified, silicified silty dolomite of the Overlap Sequence. The SWX Zone occurs along a north 80° west, 52° north fault that defined the original SWX pit. Mining here exploited shallow open-pit reserves in mineralized Overlap silty dolomite beneath the Schoonover Thrust. Most drill holes were only to 300 foot depth. Significant mineralization is open to the north, south and west along favourable west-northwest trending, north dipping structures. In particular, significant gold mineralization is inferred immediately beneath the Argillic Fault, along a sympathetic low-angle structure. Including the 303, and the SWX structure located about 215 metres to the south, four sympathetic gold-bearing structures spaced at approximately 90 metres occur in this region. In each occurrence, mineralization is almost entirely confined to Overlap silty dolomite, between the Schoonover and Argillic faults.

6. **Beadles Creek Zone:** The Beadles Creek Zone, located to the east-northeast of the main Big Springs mining area, occurs along the north 45° east, 80° north-west dipping Beadles Ceeek Fault, at the intersection with a north 70° west, 80° north dipping un-named fault. The Beadles Creek fault outlines the south-west, east facing overturned limb of the north-east trending Beadles Creek anticline. Coarse-grained Overlap sandstone occupies to core of the anticline, and is bounded by strongly folded and sheared fine-grained clastics and volcanics of the overlying Schoonover. Although a number of gold zones are indicated, the main zone is a gold-bearing quartz vein stockwork with associated finely disseminated arsenical pyrite. The zone forms a nearly flat-lying cylindrical body entirely within the Overlap sandstones but immediately adjacent to the folded and sheared Schoonover Thrust. This zone appears to extend for at least 90 metres, with width and thickness reaching 15 metres and grades of greater than 0.3 opt gold recorded. The gold zone appears to swell at the intersection with the un-named north 70° west trending fault, and limited drilling along this trend has intersected anomalous gold for at least 45 metres on both sides of the main Beadles Creek zone.

7. **Dorsey Dyke:** The Dorsey rhyolite dyke is a major intrusive body that where intersected by drilling is generally pyritic and contains anomalous amounts of gold. The geometry of any mineralized zone here has not yet been fully elucidated, but it appears to be roughly tabular in and immediately above the dyke.

12.0 SAMPLING METHOD AND APPROACH

In the case of RC drilling, samples were routinely taken at five foot intervals; for the most part, unless there is some compelling reason to do otherwise, core was sampled (after logging) at a similar intervals. In both types of drilling, all material was routinely sampled.

Surface rock samples were collected on an irregular basis by geologists in the course of mapping. Soil samples were collected on grids with various line and sample spacings depending on the local circumstances.

Generally speaking, core recovery in the diamond drilling ranges from good to excellent and there are not thought to be any serious sampling problems. Given that the mineralization consists generally of sub-micron sized gold in fine sulphide mineralization, there is no obvious nugget problem.[1] Based on statistical analysis of assay results from duplicate controls, there is no reason to doubt that the samples taken are representative of the material sampled, although check assays tend to be somewhat "noisy" for the samples returning values in excess of 15 gpt gold. There does not seem, however, to be any serious bias in these check values vis-à-vis the original assays, and in any event there are too few such samples to perceptibly affect an overall grade. For more details regarding duplicate assays, refer to Section 14.0 below.

The sampling interval of five feet in the core and reverse circulation drilling was chosen arbitrarily. There is no reason to suspect that this is not sufficiently detailed. In cases where there are obvious geological breaks in the core, the sampling interval may be varied slightly; this is a judgement call by the geologist logging the core. Given the nature of the mineralization, it is considered that the sample intervals chosen are sufficiently small to yield statistically valid results.

Significant drill assay intervals from the Gateway programs at Big Springs and Dorsey Creek are presented in Appendix II. The concept of "true widths" is of little relevance in the search for bulk-tonnage mineralization for open pit mining scenarios, however, for underground mining scenarios, they are important. The structurally controlled higher-grade zones at Big Springs are suspected to be irregular, and true widths would be difficult to estimate based solely on drill data at the present drilling density. The reader is cautioned that all intervals quoted are core (or RC hole) lengths. A similar presentation has not been attempted for the Independence drilling results; this would involve literally hundreds of intercepts, many of which have been mined out, and would not add to the utility of the report. The merged data formed the basis for all recent resource estimates.

13.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY

By far the bulk of the sampling on these projects to date involves either RC chips or diamond drill core. Procedures followed by previous operators are not completely documented, but are believed to have been in line with industry standards of the time. The following comments refer mainly to the Company's drilling in 2003 through 2005.

[1] See Appendix III-B for a more detailed discussion of this point.

In the case of reverse circulation drilling, the drilling was wet. Samples were collected at the drill stem, using a splitter device, directly into numbered sample bags for shipment to the laboratory. A small representative sample of coarser chips was collected, washed, logged and archived in a plastic chip tray with a receptacle for each five foot interval. "Rig duplicate" samples were collected at regular intervals. All samples were analysed.

In the case of diamond drilling, core recovered was HQ size (63.5 millimetres diameter). Core was placed in five-foot wooden boxes and transported to the logging facility. There it was photographed, logged for rock quality ("RQD") and for lithologies and evidence of mineralization, and marked for sampling. It was then either split using a mechanical splitter or cut with a diamond saw in intervals where mineralization was suspected. All core was sampled for analysis. After every sixty (in 2003 and 2004) or seventy (in 2005) core samples, a "core duplicate" was collected by sacrificing the second half of the core. Holes were surveyed on completion using an electronic down-hole surveying device. Holes were cemented closed following completion and pulling of casing.

Up to this stage, all sample handling and treatment was by individuals contracted by the Company. Following splitting (or sawing), bagging and numbering, samples were placed on pallets for pickup by a representative of the analytical laboratory for transport to the preparation facility in Elko.

A comprehensive QA/QC program has been established for the Company's Nevada projects. The program was designed and has been overseen by Peatfield. Appropriate standards (purchased from the Nevada Bureau of Mines and Geology – "NBMG" for the 2003 and 2004 programs; specially prepared for Gateway for the 2005 and continuing work) and blanks were inserted into the assay stream at regular intervals. Rig, reject and assay duplicate samples were assayed at regular intervals. The results of assaying the controls were monitored by Peatfield on a regular basis.

All Gateway samples were prepared by ALS Chemex Laboratories ("ALS Chemex") in Elko and assayed at their facilities in Reno or (for the most part) in North Vancouver. ALS Chemex is an international firm, ISO 9001: 2000 registered in North America. Assaying for gold was by fire assay/atomic absorption ("FA/AA"), and (in the case of drill samples) for all samples grading in excess of 5 grams gold per tonne, by fire assay with gravimetric finish ("FA/grav."). In addition, all samples had a 34 element scan performed using an aqua regia digestion and inductively coupled plasma ("ICP") with atomic emission spectroscopy ("AES") finish. No cyanide leach analyses were performed in the Gateway drilling programs.

Soil samples were field sieved to minus 20 mesh, then re-sieved in the laboratory to minus 180 microns and sub-samples pulverised to 75 percent minus 75 microns. Analyses were performed by ALS Chemex. Gold was determined by atomic absorption following aqua regia digestion. In addition, a 47 element suite was analysed by an aggressive four-acid digestion followed by ICP / mass spectrometry ("MS"). Rock samples were analysed in a similar fashion.

There is much less information available regarding the assaying of drill samples in earlier programs. Over the period 1983 to 1993, some drill samples from the Big Springs

property were analysed internally at the Freeport laboratory but the bulk were handled by the following laboratories:

- Monitor Geochemical Laboratory Inc.
  P.O. Box 2725
  Elko, Nevada, 89801
- American Assay Laboratories Inc.
  1500 Glendale Ave.
  Sparks, Nevada, 89431
- Cone Geochemical Inc.
  810 Quail Street, Suite 1
  Lakewood, Colorado, 80215

A number of different techniques were employed; most samples were analysed by more than one method. Records are sketchy, but a rough summary of methodology is as follows:

- Monitor Geochemical Laboratory Inc. used a number of different techniques, primarily an acid leach, atomic absorption analysis following roasting of the samples to liberate the gold from the sulphides. Selected samples were analysed by fire assay, or by cyanide leach on either roasted or un-roasted samples.
- American Assay Laboratories Inc. used an unspecified technique, probably fire assay followed by MIBK (Methyl Isobutyl Ketone) collection and atomic absorption analysis, with some samples also analysed using a cyanide leach technique.
- Cone Geochemical Inc. used primarily an atomic absorption analysis following acid dissolution, with some samples also subjected to fire assay on a 20g sample.

In addition, some of the very early samples were analysed by Freeport using the fire assay technique.

It is unfortunate that more detail cannot be found for the historic assaying. It appears that most of the samples for which results will have been included in the resource database were assayed by techniques designed to report total gold. The use of fire assay and cyanide extractable gold analyses was in order to calculate the ratio of "oxide" versus "sulphide" material for mine planning purposes.

All samples in Gateway's programs, whether core, percussion chips, soils or rocks were routinely brought to the Company's field operating facility at the Doheny Ranch east of the Big Springs property. There they were sorted, and in the case of core split or sawed before bagging. The facility is private and maintained so as to make it secure from outside influences. Once the samples were prepared, shipments were made up and collected by a dedicated truck from the ALS Chemex preparation facility in Elko. Following analytical work, all unused sample pulp materials are returned to the Ranch and archived; coarse sample reject material is discarded. Second halves of core samples are stored in wooden core boxes and racked for easy reference.

In Peatfield's opinion, the procedures adopted by the Company for sampling handling and preparation, security and analyses are appropriate for the project. Analytical results

of earlier programs are somewhat more difficult to assess, but given that they were those of a major producing mining company, we are prepared to accept them at face value.

There is no information available regarding security of samples for work previous to the current investigations. However, essentially all this work was undertaken by major mining companies, and it is not believed that there should be any concerns in this regard.

14.0 DATA VERIFICATION

14.1 General Discussion:

There have been several data verification exercises performed, generally with respect to the 2004 program. These are described in summary fashion in the following sub-sections, with graphical and tabular data presented in Appendix III.

14.2 Re-sampling of Independence Mining Core:

As part of an evaluation of previously generated assay data, core from several of the Independence diamond drill holes in the Big Springs area was re-sampled by quartering the remaining core. As closely as possible, the same core intervals were sampled.

This test included 124 samples, from nine holes, mostly of five-foot intervals, although a few core lengths were less. Assays ranged from less than 0.005 gpt to over 30 gpt. These samples equated to 142 Independence intervals. Details of the Independence assay technique(s) are not immediately available, but it seems likely that most samples, at least the higher grade ones, were analysed by the fire assay method. Gateway assays were by fire assay, with atomic absorption or gravimetric finish according to the grade.

The results of this test-work are included in Appendix III-A. Two sets of results are considered:

- A total of 74 assay intervals were common to both sampling programs, and can therefore be compared directly. Of these, six show clear evidence of "sample number reversal", although there is no way to know in which program the error occurred. One additional sample showed a very wide disparity of assay results.
- The total collection of results allowed for calculation of a total of twelve distinct assay intervals in the nine holes, where the total assay length was no more than one foot different, and in most cases was the same.

The results of this study (see Appendix III) show that while there is considerable variability in the individual assay pairs (even after the six clearly incorrect pairs and the one very disparate pair are excluded), the composite assay intervals, ranging in length from 15 to 74 feet (see Table III-A-1 in Appendix III for details) show a very close correspondence.

In summary, for the 67 common sample assays, the average (un-weighted) grade of the Gateway samples is 4.873 gpt; that for the Independence samples is 4.621 gpt, for a difference of +5.2%. In the case of the overall composite intervals, the weighted average grade for the Gateway samples is 9.379 gpt; that for the Independence samples is 9.644, for a difference of –2.8%. On balance, these are regarded as reasonable correspondences

given the generally high grades of the samples, the uncertainties regarding assay methods, and the fact that half core is being compared to quarter core.

14.3 Test of Gravimetric v/s Screen Analyses for Selected Samples:

Following the discovery of a few small (1 to 3 millimetre) gold grains in a late stage quartz-carbonate veinlet in one short piece of core from the 2004 drilling at Big Springs, it was considered prudent to perform a test on several high-grade samples to see if there might be a serious "nugget" effect. This was considered to be unlikely, given that free gold is a very rare reported occurrence at Big Springs, but a confirmatory test was considered warranted. Detailed results, in the form of several correlation charts, are presented in Appendix III-B. A total of nine pulps prepared in 2004 (eight from the re-assaying of Independence core and one for the Gateway sample with a visible gold occurrence) were chosen for this test.

The results of the test show that there was very good reproducibility for duplicates and for comparisons to the Gateway originals for the gravimetric assays, but somewhat poorer correlations between results of gravimetric and screen analyses. Although these variances are significant within this limited population, one must bear in mind that there are very few assays in the overall database at these gold levels, and the influence on a resource estimate would be minimal. Also note that because the sample intervals for the original Independence sampling and those for the Gateway re-sampling are not equivalent for these particular samples, it is not possible to compare the two generations of assays, i.e. the recent Gateway assays by the two methods with the original Independence assays.

14.4 Check Assays at a Second Laboratory – 2004[1]:

A total of 262 sample pulps were chosen for check assays at a second laboratory - Global Discovery Labs (a business unit of Teck Cominco Limited – "GDL") in Vancouver. These represented nearly all samples from the 2004 Big Springs drilling campaign that would reasonably be used in a resource estimate. In the event, three samples were clearly in error, probably as a result of the incorrect pulps being chosen. Details of this complex check program are presented as several correlation charts in Appendix III-C. The samples formed two groups:

1. The first group, of 127 samples, were pulps that had originally been assayed by ALS Chemex using the FA/AA technique and graded less than 5.0 gpt gold. These were assayed by GDL using the same technique.
2. The second group, of 129 samples, were pulps that originally assayed in excess of 5.0 gpt gold, and thus were assayed by GDL using the FA/grav. technique. Unfortunately, 18 of these samples were originally assayed using the FA/AA process only, so the comparison is not perfectly rigorous.

The first test involved a comparison of GDL results with the original ALS Chemex values. Following this, the sample pulps were returned to ALS Chemex for confirmatory

[1] Samples from 2005 drilling have been chosen for re-assay, but unfortunately the pulps were stored at the Ranch and snow conditions were such that they have only recently been sorted and shipped for assay. This work will be completed in due course.

assays. Finally, the ALS Chemex check assays were compared back to the ALS Chemex originals.

Excluding a very few erratic fliers, the results of all this check assaying indicates that the original assays are acceptable for the purposes of resource estimation.

14.5 Re-assaying of Selected Samples – New Pulps:

In the course of the check assay program, one small group of sample assays showed some considerable variability. To further check these discrepancies, a group of six sample rejects from one hole had two new pulps prepared, and analysed in duplicate by ALS Chemex. A standard sample was included in the group. Table III-D-1 in Appendix III-D shows the results of this check assay program.

In the event, it seemed obvious that the original assays were suspect. Consequently, the new values were substituted in the database for the project.

14.6 Discussion of Routine Quality Control Data for 2003 and 2004:

Quality control monitoring during 2003 and 2004 involved routine insertion of standard and blank samples, as well as assaying of regularly selected: core (or RC rig); preparation; and assay duplicates. Every eleventh sample position represented a control sample of some type, in a regular rotation, in the following format:

> Standard #1 – core or rig duplicate – preparation duplicate – standard #2 – assay duplicate – blank – back to standard #1, with each control followed by ten regular samples.

No effort was made to "randomize" the insertion of controls, on the dual argument that this is likely to lead to confusion in the sampling procedure, and that the chosen insertion technique is in fact random relative to the sampled population. The first criterion is by far the more important.

Standard samples were purchased from NBMG and inserted at the Elko preparation facility of ALS Chemex. Two standards were employed: a lower grade material from Mesquite, California grading 0.41 $\pm$ 0.07 gpt Au; and a higher grade material from Jerritt Canyon grading (officially) 7.817 $\pm$ 0.274 gpt Au. In the case of the higher grade standard, ALS Chemex informed the Company that for the FA/AA method they would not be comfortable with limits for this standard more stringent than 7.817 $\pm$ 0.782 gpt Au. This is the principal reason for re-assaying all samples with FA/AA values above 5.0 gpt using the FA/grav. technique (see sub-section 14-8).

Appendix III-E includes standards monitoring charts as well as those for core, preparation and assay duplicate charts, for Big Springs core drilling in 2004. Because there were very few RC samples taken at Big Springs, charts for these samples have not been included, but they are broadly similar. Results for 2003 work are essentially similar, and have not been presented.

Charts for the two standards (Appendix III-E) show the results of the routine monitoring of the standards assaying for sequential shipments of core samples from Big Springs in 2004. It is apparent that there is some scatter, and a few of the analyses lie outside the acceptable limits. Each case of this occurrence was checked; in a few cases

re-assays were requested, but in most the problem assays were within long series of very low assays for the routine samples so no action was required.

Three charts in Appendix III-E show the results of the repeat assays for core, preparation and assay duplicates for Big Springs core samples in 2004. As can be seen, the biases are very slight and the linear correlations extremely good, with the correlation co-efficient increasing with each stage of the process, as one would hope.

Blank control sample analyses were almost all below detection limit for gold, with a very few showing slightly elevated levels. None of the results were such that they prompted any re-assaying.

14.7 Discussion of Routine Quality Control Data for 2005:

Quality control monitoring during 2005 also involved routine insertion of standard and blank samples, as well as assaying of regularly selected core (or RC rig), preparation and assay duplicates. Every eleventh sample position represented a control sample of some type, in a regular rotation, in the following format:

> Standard #1 – core or rig duplicate – standard #2 – preparation duplicate – standard #3 – assay duplicate – blank – back to standard #1, with each control followed by ten regular samples.

This procedure was a change from that employed in 2004, because of the preparation of three dedicated standards made from material derived from drilling at Big Springs in previous years. Details of the preparation and statistics for these standards are presented in Appendix III-G. These standards were prepared by CDN Resource Laboratories ("CDN") and certified by Dr. B.W. Smee, P.Geo. Briefly, the three standards prepared and employed have certified values of:

Standard #1:	1.164 $\pm$ 0.060 gpt Au;
Standard #2:	7.861 $\pm$ 0.354 gpt Au; and
Standard #3:	20.454 $\pm$ 1.019 gpt Au

Again, no effort was made to "randomize" the insertion of controls, on the same arguments as used in 2004.

Appendix III-H includes standards monitoring charts as well as those for core (or rig), preparation and assay duplicate charts, for Big Springs and Dorsey Creek drilling in 2005.

Charts for the three standards (Appendix III-H) show the results of the routine monitoring of the standards assaying for sequential shipments of core samples from Big Springs in 2005. It is apparent that there is some scatter, and a few of the analyses lie outside the acceptable limits. Each case of this occurrence was checked; in a few cases re-assays were requested, but in most the problem assays were within long series of very low assays for the routine samples so no action was required.

Charts in Appendix III-H show the results of the repeat assays for core (or rig), preparation and assay duplicates for Big Springs and Dorsey Creek drill samples in 2005. As can be seen, the biases are very slight and the linear correlations extremely good, with the correlation co-efficient increasing with each stage of the process, as one would hope.

Blank control sample analyses were almost all below detection limit for gold, with a very few showing slightly elevated levels. None of the results were such that they prompted any re-assaying.

14.8 Comparing Atomic Absorption and Gravimetric Assays – 2004 and 2005:

During 2004, a protocol was established for gold assays such that for those samples returning FA/AA results between 5.0 and 10.0 parts per million ("ppm"), the pulps for these samples were assayed again using the FA/grav. technique. The results of this work are summarised on correlation charts in Appendix III-F, for a total of 81 pairs of analyses, and, after removal of two obvious "flyers", for 79 pairs.

The results show very good correspondence of values for the two techniques, with remarkably good correlation and more importantly very little bias toward one or the other technique. For the 79 sample case, the bias is less than one percent, which is negligible given the greater uncertainties inherent in the overall sampling and assaying process.

This procedure was repeated in 2005, again with very favourable results, as shown on charts also included in Appendix III-I.

Where assays are available using both techniques, the FA/grav. numbers have been included in the database used for the resource estimation. This assay protocol, although adding somewhat to analytical costs, provides a convenient check on the original FA/AA assays for samples in this grade range, which include a significant proportion of the total sample values (from the recent drilling) that are included in the resource estimates. Any serious disparity between results obtained by the two methods would prompt investigation and possible re-sampling of reject material.

15.0 ADJACENT PROPERTIES

Adjacent to the south of Mac Ridge is the Company's Golden Dome property, while the now isolated Jack Creek claim block lies some distance south of Dorsey Creek. Discussion of these is not appropriate in the present report; interested readers can find more information regarding them in the Company's Annual Information Form ("AIF"), which was posted on SEDAR on 30 March 2005, and in subsequent press releases. Information regarding the Jerritt Canyon district to the south can be obtained by referring to Queenstake Resources Ltd., also on SEDAR or at http://www.queenstake.com/. There are some nearby claims to the north-east of Mac Ridge, but little is known about these at this time. As previously mentioned, there are three small parcels of patented land within the Mac Ridge property area, which may have the effect of negating the mineral rights on parts of several of the staked claims. Details regarding the ownership of and rights attached to these patents are not yet clear but are being investigated.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

There has been no metallurgical test-work performed by the Company. An internal report prepared for Independence indicated that the whole-ore roasting process, with carbon-in leach ("CIL") extraction, gave gold recoveries in excess of 90 percent (Perry, 1991). More detailed information was included in a report by Anderson et al. (1994), who wrote as follows:

From 1987 through November 1988 all production came from the leach pads, with recoveries ranging as high as 72%. As of December 1993, 1,884,000 tons of heap leach rock grading 0.087 oz Au/ton were processed yielding 99,500 ounces at an average recovery of 61%.

High grade mill ore was placed on the heap leach pads prior to mill start-up. This ore was partially refractory and was called leachable sulphide ore. It yielded 37% heap leach recovery and was of sufficient grade to be economical to leach. After mill start-up, it was removed from the pads and processed through the roaster.

Construction of a 1000 ton/day roaster-CIL process plant began in 1988. The CIL circuits became operational in November 1988, processing high grade oxide ore. The roaster was commissioned in May, 1989, enabling sulphide ore processing. Capacity was gradually increased to 1,200 tpd by 1991. Mill production as of December, 1993 was 286,571 ounces from 2,107,000 tons averaging 0.158 oz Au/ton (86% recovery).

These summaries are fragmentary and general in nature; clearly more testing will be required as the projects proceed.

17.0 MINERAL RESOURCE ESTIMATES

This section of the report has been prepared by J.W. Rozelle and R.L. Sandefur of Gustavson Associates, L.L.C., based in Boulder, Colorado. The data used to prepare the estimates was provided by Gateway.

17.1 Summary:

Using Gateway provided data Gustavson has developed Multiple Indicator Kriged ("MIK") models of the five areas of interest identified by Gateway. Review of the database by Gustavson indicates that Gateway followed accepted engineering practice in their latest drilling and exploration program and that the data are suitable for determining if further work on the property is warranted. Indicator variograms at likely cutoffs for open pit and underground mining scenarios confirm the presence of high-grade structurally controlled "pods" within the larger, lower grade mineralized zones and indicate the deposit(s) may be mineable at these cutoffs. Resources within these areas are similar to prior resource numbers. These MIK resources are all classified as inferred and no ore loss or dilution has been applied. These resource models are suitable for determining if further exploration work is warranted. Further work to define ore loss and dilution is required. This further work should include review of prior mining data, additional drilling and/or test mining. The review of prior data should include analysis of the open pit blast holes (which so far have only been found on paper copies for the later years of mining and may require digitization) and a review of prior modeling techniques and reconciliations from the time the mine was actually in production.

17.2 Data:

The database used in preparing this resource estimate consisted of a Microsoft Access database for the property, and AutoCAD surface files giving current topography, and AutoCAD surface file giving lowest historic mining levels, and AutoCAD DXF files containing the constraining solids for the "pods". These constraining solids were Gateway's interpretation of the major structurally controlled pods of mineralization that had not been mined. Gustavson used these solids to define four rectangular solids

containing the five areas. Geometric parameters of the four areas (North and South Sammy Creek were contained in one rectangular solid) are given in Tables 17-1A through 17-1D:

Table 17-1A: Beadles Zone: Model Geometric Parameters.

Origin (feet)		Number of		Block Size (feet)	
Northing	81300.00	Rows	240	Row	10.00
Easting	95500.00	Columns	210	Column	10.00
Elevation	6850.00	Benches	150	Bench	5.00
Rotation Angle (0.00)					

Table 17-1B: Dorsey Zone: Model Geometric Parameters.

Origin (feet)		Number of		Block Size (feet)	
Northing	73800.00	Rows	60	Row	10.00
Easting	86400.00	Columns	90	Column	10.00
Elevation	7100.00	Benches	140	Bench	5.00
Rotation Angle (0.00)					

Table 17-1C: Mac Ridge Zone: Model Geometric Parameters.

Origin (feet)		Number of		Block Size (feet)	
Northing	75200.00	Rows	40	Row	10.00
Easting	97800.00	Columns	160	Column	10.00
Elevation	8650.00	Benches	70	Bench	5.00
Rotation Angle (0.00)					

Table 17-1D: Sammy Creek (N & S) Zone: Model Geometric Parameters.

Origin (feet)		Number of		Block Size (feet)	
Northing	76000.00	Rows	730	Row	10.00
Easting	92000.00	Columns	330	Column	10.00
Elevation	6700.00	Benches	360	Bench	5.00
Rotation Angle (0.00)					

Gustavson prepared an inside outside shape (pod) and below topography and below lowest mining level model for each of the four rectangular solids. Initially, some difficulties were encountered with the shape files that defined the individual pods. The difficulties were traced to the fact that not all the digitized shapes were "closed". Further review indicated that although the pod shapes were not all closed, the unclosed faces were all vertical and could be used to prepare the inside outside shape model of the deposit.

17.3 Exploration Data:

The exploration data were provided as a Microsoft Access file. This was exported to text and reformatted for use in the MicroModel geological modelling and resource estimation system. Basic statistics on the database as provided are given in Table 17-2.

Table 17-2: Drilling Statistics from Assay Database.

Item:	Number:	Length (feet):
Holes	2355	908010.5
Holes with non-collar downhole surveys	2261	0.0
Non-collar survey records	6700	858219.0
Downhole surveys up	0	0.0
Downhole surveys down	9149	858219.0
Assay intervals (feet)	152874	890669.5
Assayed intervals (feet)	152874	890669.5

Over the years, personnel associated with Gustavson have developed a procedure for validating exploration databases. This check procedure includes:

- Check for duplicate collars,
- Check for twin holes,
- Check for statistically anomalous downhole surveys,
- Check for overlapping assays,
- Check for zero length assays,
- Review of assay statistics by grade class,
- Review of assay statistics by length class,
- Check for assay values successively the same,
- Check for assay spikes,
- Check for downhole contamination by decay analysis, and
- Check of total grade thickness by hole.

A few anomalies were noted, and forwarded to Gateway, but the number and type of anomalies were within industry norms for databases of this size, and even if the anomalies had turned out to be errors, they would have had no effect on the overall resource estimate. On the basis of these statistics and mathematical checks, Gustavson believes that the exploration database has been prepared according to industry norms and is suitable for the development of geological and grade models. Figure 10 shows drill collar locations, and outlines of the four areas.

17.4 Statistics and Geostatistics:

It is an accepted engineering practice to composite the assay database to uniform lengths before statistical analysis. Since it is likely that a highly-selective underground operation would be used at Big Springs, five-foot composites were selected. Inside outside shape codes were assigned to each composite based on the block within which the



North Sammy
Beadles
South Sammy
Mac Ridge
Dorsey
North Fork Humboldt River
Dorsey Ck
7768'
7736'
8588'
9533'
8470'
9474'
7097'
7924'
8548'
10005'
8562'
8556'
582,000 E
584,000 E
586,000 E
588,000 E
4,602,000 N
4,600,000 N
4,598,000 N
N
0
1000m
100 foot topographic contours
UTM NAD 27 Zone 11N

To accompany "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Mineral Properties, Independence Mountains District, Elko County, Nevada, U.S.A." by G.R. Peatfield, Ph.D., P.Eng., and J.W. Rozelle, P.G., for Gateway Gold Corp., dated 14 March 2006.

Gateway Gold Corp.

BIG SPRINGS, MAC RIDGE, & DORSEY CREEK PROPERTIES

Elko County, Nevada, U.S.A.

Drill Hole and Resource Outline Location

Scale 1:30,000 Figure 10

centroid of the composite fell. Basic statistics on composites inside and outside pods are given in Table 17-3

Table 17-3: Five-Foot Composite Basic Statistics.

		Composite Count Inside				Untransformed Basic Statistics			
Zone	**Pods**	**Miss**	**Inside Limits**	**Min Grade (opt)**	**Max Grade (opt)**	**Mean Grade (opt)**	**Variance**	**Std. Dev.**	**Coeff. of Variance**
Beadles	**In**	0	1405	0	0.70	0.02556	0.00296	0.05436	2.1267
	Out	43	5402	0	0.70	0.00233	0.00011	0.01051	4.505
	External	388	171259	0	2.83	0.00938	0.00279	0.05282	5.6292
Dorsey	**In**	0	251	0.0001	0.39	0.02702	0.00176	0.04198	1.554
	Out	1	2877	0.0001	0.26	0.00224	0.00005	0.00730	3.264
	External	430	174938	0	2.83	0.00939	0.00276	0.05251	5.594
Mac Ridge	**In**	0	225	0.0005	0.25	0.03908	0.00206	0.04544	1.1626
	Out	5	1812	0.0005	0.16	0.00468	0.00013	0.01124	2.4022
	External	426	176029	0	2.83	0.00931	0.00274	0.05234	5.6243
Sammy Ck.	**North**	2	2816	0.0001	2.83	0.08792	0.04873	0.22076	2.5109
(N & S)	**South**	7	8468	0	2.02	0.03465	0.00586	0.07652	2.2083
	Out	262	119411	0	2.21	0.00808	0.00216	0.04647	5.7491
	External	160	47371	0	0.98	0.00315	0.00029	0.01704	5.4079
Entire	**All**	431	178066	0	2.83	0.00930	0.00271	0.05209	5.6031

With the exception of the composites inside the Sammy Creek (both North and South) area, the mean grades inside the digitized shapes are remarkably consistent and the coefficient of variation inside the digitized shapes is lower than the coefficient of variation outside the digitized shapes. and the variation observed in the entire deposit. This provides a statistical indication that the pod interpretation is reasonable and that higher-grade composites tend to be grouped together. The higher-grade coefficients of variation outside the digitized shapes are probably due to some combination of isolated high-grade intercepts, the larger low-grade mineralized halo, and the presence of additional pods.

17.5 High Grade Restriction:

High-grade assays and composites are not uncommon in gold deposits and it is accepted engineering practice to restrict the influence of these high-grade samples by some combination of capping or clipping where the high-grade values are reduced or by restriction of the area of influence during the estimation process. The high-grade values may actually be representative of the deposit, but because of the very small number of high-grade samples and their high variability, not restricting their influence may lead to an unacceptable risk of grade over-estimation.

The usual method of determining if some type of high-grade restriction is necessary is a cumulative frequency plot. Such a plot for five-foot length composites from North and South Sammy Creek is shown in Figure 11 (horizontal lines at 0.300 and 0.450 opt, the highest indicator and median of the highest indicator class).


North and South Sammy Creek
Gold 5ft Length Composite Gold Log Cumulative Frequency Plot


Sample Quantiles
0.500
0.050
0.005
0.001
-4
-2
0
2
4
Theoretical Quantiles

Figure 11: Cumulative Frequency Plot.

On the basis of this cumulative frequency plot there does not appear to be a compelling need for capping. However, the use of the median grade in the highest indicator class for grade calculation does provide some "capping" for the resource estimate. Gustavson believes that this resource estimate is adequately capped but notes that some type of revised capping may need to be applied as actual production figures are reviewed.

17.6 Multiple Indicator Kriging:

Multiple Indicator Kriging (MIK) is a method of resource estimation that calculates the grade of each block by estimating the fraction of each block that will be above a series of cutoffs – for example in a gold deposit indicator cutoffs of 0.005, 0.010, 0.050, 0.100, 0.150 and 0.200 ounce per ton (opt) might be chosen. These cutoffs may be chosen to give approximately the same amount of metal in each of the indicator class intervals or to correspond to various cutoff grades of interest. For a valuation of a project at an early level, indicators corresponding to cutoffs that may be of interest are most

convenient. Composites are then assigned a zero if they are below an indicator and a one if they are greater than or equal to the indicator. Variograms are then calculated using the zero and one values and are used to krige each block. This kriged value is interpreted as giving an estimate of the fraction of the block that is expected to be above the indicator cutoff value. To calculate the grade of the block, the mean grade of the composites between successive indicator classes is used except for the highest indicator cutoff, where the median of the highest indicator class is normally used. There are some minor mathematical complications in indicator kriging in that the fraction may be less than zero or greater than one and sometimes there will be a greater fraction of a block at a higher cutoff grade than a lower cutoff grade. These mathematical complications are addressed by "forcing" all of the estimated values to be between zero and one, and further forcing each kriged indicator value to be less than that of the kriged indicator value for the prior cutoff. Indicator kriging is often a good estimator of mineable resources for underground operations for there is detailed face sampling or drilling at about the same scale as exploration composites.

A number of variograms were calculated for the various areas, including using all the data, just using data inside each of the four rectangular solids, and using data inside and outside the digitized shapes within the four rectangular solids. Although all of the variograms were similar, Gustavson selected those inside each of the four rectangular solids. Auto fit indicator variograms at various cutoffs are shown on Figure 12 (Gustavson prefers auto fit variogram parameters because they are more likely to be consistent and unbiased than are visually fit variogram parameters). Variogram parameters for cutoffs of possible economic interest are given in Table 17-7.


North and South Sammy Creek
Indicator Variograms
0.08
0.06
0.04
0.02
0.00
0
50
100
150
200

Figure 12: Indicator Variograms.

Table 17-4: North and South Sammy Omni-directional Indicator Variogram Parameters.

Cutof Grade (opt)f	Color	Rang (ft)e	Var.	Nugget	PSill	(Nugget +Psill)/ Variance	Nugget/ (Nugget +PSill)	Mean Grade (opt)	Median Grade (opt)	Count GE	Count Total	In Class
0.005	No plot	86.39	0.1847	0.0645	0.0164	0.925	0.377	0.0067	0.0065	31955	130695	11372
0.010	No plot	75.86	0.1237	0.0487	0.0875	1.026	0.358	0.0131	0.0100	20583	130695	11398
0.025	Red	59.91	0.0653	0.0267	0.0515	1.198	0.341	0.0344	0.0300	9185	130695	3120
0.050	Green	54.25	0.0443	0.0192	0.0379	1.289	0.336	0.0656	0.0600	6065	130695	2897
0.100	Blue	46.38	0.0237	0.0106	0.0236	1.443	0.310	0.1177	0.1200	3168	130695	1076
0.150	Cyan	40.47	0.0158	0.0070	0.0168	1.506	0.294	0.1680	0.1700	2092	130695	566
0.200	Magenta	35.55	0.0115	0.0052	0.0127	1.557	0.291	0.2187	0.2200	1526	130695	378
0.250	Yellow	33.17	0.0087	0.0039	0.0099	1.586	0.283	0.2691	0.2700	1148	130695	224
0.300	Black	31.52	0.0070	0.0033	0.0078	1.586	0.297	0.5679	0.4600	924	130695	924

These variograms near cutoffs of possible economic interest exhibit a number of interesting features. Some of these are:

1. For all cutoffs of economic interest, the sill (Nugget + Psill) of the variogram rises above the variance of the dataset. This is shown in column 7 of Table 17-7, where for the indicator cutoff for all values greater to 0.025 opt, the ratio of the variogram sill to the variance is greater than one. This is consistent with the interpretation of pod-like structures above these cutoffs.
2. As the indicator cutoff increases the range of the variogram decreases. This occurs in almost all deposits and indicates that the higher the grade the tighter the drill spacing will be needed to define resources and reserves.
3. The ratio of the nugget to the variogram sill (column 8 in Table 17-7) is relatively constant for indicator cutoffs of 0.050 opt and above. Although further analysis and possible test mining are required to confirm this hypothesis, this ratio provides a preliminary indication that grade control during mining may be no more difficult at the higher cutoff grades than at the lower cutoff grades. For most deposits, as the indicator cutoff rises the range decreases and the ratio of the nugget to the variogram sill increases. An increase of the ratio of the nugget to the variogram sill indicates that grade control will probably be more difficult at higher cutoff grades.

Because the Sammy Creek (North and South Sammy) block had the most data, the variograms for this rectangular solid were the best behaved. However, it is worth noting that all of the other variograms were not inconsistent with this interpretation.

Resources were estimated using the data within each area, using an isotropic search of 100 feet in MicroModel. A maximum of eight composites and a minimum of three were required for a block to be estimated. These estimation parameters may need to be revised as production data are reviewed. Indicator estimates for each block were adjusted for order relations (e.g.. the percentage of the block greater than 0.100 opt had to be less than or equal to the percentage of the block greater than 0.050 opt). Grades were assigned to the block using the mean grade of each indicator class except for the 0.300 opt indicator for which the median was used. This in some sense caps the values.

17.7 Model Validation:

The model was visually validated by reviewing sections (north-south and east-west and plans along each row, column and bench in the block model. A typical plan is shown in Figure 13.



Figure 13: Typical Resource Model Plan View

This figure shows some interesting features, including:

1. The lack of vertical closure on some of the constraining digitized shapes as interpreted by Gateway,
2. The 100-foot spherical search around each composite, and
3. The "poddy" nature of the higher grade portion of the mineralization occurrence.

With any type of estimation methodology there is always a risk that resources will be overestimated. This risk of over-estimation is generally greater if the deposit is more densely drilled in the higher-grade zones or if a kriged estimate is used. To test for the possibility of over-estimation, Gustavson does an unconstrained nearest neighbour estimate. Since a nearest neighbour estimate is geometrically unbiased, it provides a check on possible over-estimation. In general, at any cutoff above zero, the nearest neighbour estimate will have a higher grade and contain fewer tons than the kriged estimate, however, it should not contain more metal than the other estimate being checked.

Table 17-8 below shows that the indicator estimate is lower in terms of grade a contained ounces. At cutoffs of up to 0.200 the tonnages associated with the nearest neighbour estimate are less than for the MIK estimate. Given that nearest neighbour grade and contained ounces are higher than for the MIK model, Gustavson believes that this is an acceptable check. Further review of why the MIK model has fewer tons at higher cutoffs is suggested as part of the reinterpretation of the solids recommended below.

Table 17-5: Comparison of MIK and Nearest Neighbour Resources – All Zones Included.

	MIK Model			Nearest Neighbour Model		
Cutoff Grade (opt)	**Tons**	**Contained Ounces**	**Average Grade (opt)**	**Tons**	**Contained Ounces**	**Average Grade (opt)**
0.300	468,211	210,695	0.4500	633,290	318,283	0.5026
0.250	616,474	250,593	0.4065	806,856	364,521	0.4518
0.200	914,334	315,734	0.3453	1,053,470	417,747	0.3965
0.150	1,534,487	420,044	0.2737	1,499,785	492,991	0.3287
0.100	2,993,539	591,774	0.1977	3,001,543	671,319	0.2237
0.050	8,354,928	944,018	0.1130	7,922,623	987,563	0.1247
0.025	15,416,946	1,187,658	0.0770	15,445,502	1,243,706	0.0805

Note: These estimates are unrounded and presented for comparative purposes only.

An MIK model is usually adjusted to match actual mine production. One method of making this adjustment is to remove the ore above the economic cutoff if the indicator percentage is less than some value, (usually 5 to 15 %); which, in some sense, is accounting for ore loss during mining. Dilution is accounted for by taking all blocks that are more than some percentage above the economic cutoff (usually 85 to 90%) and diluting this block to 100% at the remaining grade of the block. Preferably, the selection of these percentages is based on actual mine reconciliation experience. It is believed that sufficient historical reconciliation data are available to allow this calculation to be done, but the data have not yet been tabulated in a consistent format, so consequently, no ore

loss or dilution have been applied to this resource estimate. Pending the application of ore loss and dilution factors, Gustavson has classified the entire resource as inferred.

The MIK resources for the several areas are shown below on Table 17-6. Note that all figures are un-rounded.

Table 17-6: MIK Inferred Resources, Zone by Zone and Total.

Area	Cutoff Grade (opt)	Tons	Contained Ounces	Average Grade (opt)
Beadles Zone	0.300	31,653	14,244	0.4500
	0.250	62,901	22,653	0.3601
	0.200	92,424	29,109	0.3150
	0.150	234,235	52,962	0.2261
	0.100	479,967	81,885	0.1706
	0.050	1,242,376	131,975	0.1062
	0.025	2,007,433	158,369	0.0789
Dorsey Zone	0.300	378	170	0.4500
	0.250	3,165	920	0.2907
	0.200	4,378	1,185	0.2708
	0.150	6,547	1,550	0.2368
	0.100	25,445	3,774	0.1483
	0.050	171,522	13,372	0.0780
	0.025	384,301	20,713	0.0539
Mac Ridge Zone	0.300	0	0	0.0000
	0.250	5,704	1,535	0.2691
	0.200	14,010	3,352	0.2392
	0.150	33,264	6,590	0.1981
	0.100	126,640	17,580	0.1388
	0.050	461,585	39,586	0.0858
	0.025	801,073	51,299	0.0640
North and South Sammy Creek	0.300	436,180	196,281	0.4500
	0.250	544,704	225,485	0.4140
	0.200	803,522	282,088	0.3511
	0.150	1,260,441	358,942	0.2848
	0.100	2,361,487	488,535	0.2069
	0.050	6,479,445	759,085	0.1172
	0.025	12,224,139	957,277	0.0783
Total Resource	0.300	468,211	210,695	0.4500
	0.250	616,474	250,593	0.4065
	0.200	914,334	315,734	0.3453
	0.150	1,534,487	420,044	0.2737
	0.100	2,993,539	591,774	0.1977
	0.050	8,354,928	944,018	0.1130
	0.025	15,416,946	1,187,658	0.0770

17.8 Recommendations:

Most of the effort associated with these recommendations involves validation of the current model against prior production data. Considerable historical data are available in terms of maps and reports, but work thus far on this legacy of production data has shown very little material available in machine-readable form. Gustavson recommends the following work:

1. Check historic mill reconciliation results against the MIK model to determine appropriate ore loss and dilution factors. This will involve digitization of blasthole maps from the last few years of production and validation that the blastholes reconcile well with mill heads.
2. Review the MIK model used in this report with a view to tightening the constraining shapes and targeting additional exploration. In terms of validating ore loss and dilution factors underground test mining of an area near the bottom of the current pits might provide the best information.
3. Define current underground and open pit cutoff grades and verify associated ore loss and dilution.

18.0 OTHER RELEVANT DATA AND INFORMATION

Any development project proposed under present conditions will inevitably face numerous environmentally driven hurdles. However, given that Nevada is generally regarded as the most mining-friendly state in the United States of America, and that the projects are in a general region that has already seen mining activity, there is no reason to believe that the situation here would be particularly serious. There are no outstanding beauty spots here, and it is unlikely that any of the property areas would become the "last unspoiled valley" so beloved of environmental protesters. Water quality is perhaps the most important issue, with fish, bird and plant life concerns also important.

Exploration work completed by or on behalf of the Company to date is believed to have been done in compliance with all relevant regulations that existed at the time that the work was done. To the best of our knowledge, there are no environmental liabilities known to exist on the properties that can be attributed to the Company or that would become the Company's responsibility. Gateway has advised us that environmental liabilities attached to previous mining operations at Big Springs have been specifically retained by the previous operators and not assumed by the Company. Previous work at Mac Ridge and Dorsey Creek has been of a nature such as to cause minimal disturbance and should pose no environmental liability problem.

Permitting for the next phases of work on the properties is an ongoing process, but is not foreseen as likely to cause any problems or serious delays. Details of this process are beyond the scope of this report. For properties that lie within National Forests, the lead agency for permitting purposes is the USFS. The permitting process is exhaustive and some-what time-consuming, but in the final analysis companies are generally able to permit drilling sites without undue trouble. Working procedures are stringently controlled and closely monitored, but this does not generally preclude working expeditiously. Reclamation of disturbed sites is required, and bonds must be posted before work can begin. No specific permits are required for early stage, non-mechanised programs.

There are numerous mineralized zones, mine workings and waste rock dumps at Big Springs and to a lesser extent at Mac Ridge, while at Dorsey Creek disturbance was limited to some drill roads, most of which have been reclaimed. In more detail:

- At Big Springs, there are several decommissioned open pits with their associated waste dumps. Mineralized material is exposed in the walls of the pits and was known by previous operators to continue below the limits of mining. There are no known underground openings. The heap leach pad and tailing disposal area associated with the processing facility for the mine were located several kilometres remote from the present property. Apart from numerous access roads leading to the various open pits, there are no improvements on the property.
- At Mac Ridge, one small open pit has been decommissioned, with waste dumps contoured and access roads reclaimed. There were no underground openings associated with the mining in this area. There are no improvements on the property.
- At Dorsey Creek, there is evidence of prior drilling in the form of reclaimed drill roads and a few isolated drill sites, but for the most part the property is undisturbed. There are no underground or surface mining sites on the property, nor are there any improvements other than the Jack Creek forest access road.

At all three properties, the principal conceptual targets are high-grade, structurally controlled deposits at depth, amenable to underground mining and thus with less environmental "footprint" than a typical open pit operation. That said, the possibility of open-pit mining cannot be totally ruled out, in specific areas on all three properties, and the resource estimates presented in this report allow for this possibility.

The presence of deleterious "pathfinder" elements such as antimony, arsenic and mercury has been noted. Such elements are common in many gold deposits in Nevada, and the requisite technology to deal with them is well developed. They should not be any problem, but must be kept in mind. The Company must be in a position to answer the inevitable questions.

19.0 INTERPRETATION AND CONCLUSIONS

The rationale behind exploration on the subject properties varies from one to another. A brief statement for each property follows:

1) Big Springs:

At Big Springs, there was published and recently acquired information regarding high-grade gold intercepts below the presently existing open pits and in the un-mined "601" deposit. Drilling from 2003 through 2005 has confirmed many of these intercepts, which appear to be related to the intersections of steep structures such as those that apparently controlled gold distribution in the pits. Such steeply plunging "shoots" are analogous to orebodies presently being exploited at Jerritt Canyon. New shoots have been indicated, as well as more diffuse mineralization in larger bodies, conceptually exploitable by open pit or bulk underground methods.

In addition to the drilling undertaken in this period, recent surface surveys have outlined several areas, to the north, east and south of the present pits, where there are surface exposures anomalous in indicator elements and in some cases in gold. It is

somewhat unclear to what degree these areas have been explored in the past, but they definitely constitute valid targets for follow-up work.

The main focus of work at Big Springs will continue to be confirmation and elaboration of the reported deep intercepts, by RC and diamond (core) drilling. Secondary attention will be given to outlying areas. It has recently become evident that Lower Plate strata are present at reasonable depths below the present pit areas, and in the one deep hole drilled in 2005 that intersected these rocks, they were seen to be affected by intense hydrothermal alteration. Additional drilling to intersect these strata where they are cut by (projected) steep structures carrying gold in the Upper Plate rocks should be a priority.

2) Mac Ridge:

Recent surface work on the Mac Ridge property has demonstrated the presence of altered and gold mineralized Lower Plate carbonate rocks cropping out near the eastern edge of the property. These strata can be interpreted as extending westward under the original Mac Ridge pit and drilling areas at depths of only one to two hundred metres. Where the controlling structures seen in the pit intersect these Lower Plate carbonate rocks at depth is regarded as a prime target for drilling. All previous work at Mac Ridge was focused on developing the upper Mac Ridge orebody and partially delineating the lower Mac Ridge gold resource, with only limited geologic mapping and geochemical sampling undertaken towards the east.

The focus of work at Mac Ridge will be to continue surface mapping, and to subject much of the claim block to detailed soil geochemical sampling. In particular, investigations will focus on the east-west trending Headwall Fault, which lies immediately south of the lower Mac Ridge resource area, and is likely to host additional mineralization at depth, and on sympathetic structures. Drilling is presently planned for several targets on the property.

3) Dorsey Creek:

Dorsey creek is very much a conceptual play, designed to test a structural, stratigraphic and regional alteration hypothesis that suggests potential for a significant mineralized zone at depth. There has been limited previous work on the ground, with the exception of one small area of relatively shallow drilling for which results have outlined a small tonnage of low grade material. Gateway's drilling at Dorsey Creek in 2004 and 2005 provided much useful geological information, but did not encounter substantial amounts of gold mineralization. The focus of continued drilling at Dorsey Creek will be to test two specific targets at depth, in both cases where mineralized surface structures could be projected to intersect Lower Plate stratigraphy.

General conclusions are as follows:

1. The subject properties have attractive target areas for both low-grade open pit mineable gold, structurally controlled high-grade gold deposits, and possibly bulk tonnage deposits for underground mining.
2. The reported resources are compliant with the requirements of NI 43-101, consistent with parameters set out by CIM (2005).

3. It will be useful to continue the detailed, comprehensive compilation of all available exploration data for work to date on the properties. This work should form an integral part of any serious exploration program.

4. Recent work at all three properties has confirmed that there are valid targets for further exploration. Rock and soil sampling have identified areas removed from the existing pits that require follow-up examination, while recent drilling has confirmed the existence of high-grade, presumably structurally controlled gold-bearing zones beneath the present pits. Field examinations here have also indicated that there is most likely a direct structural control on higher-grade "shoots" of gold-bearing rock. Altered, mineralized Lower Plate rocks cropping out on the eastern portion of the Mac Ridge property constitute a high-priority target where they are projected under the area of previous mining to the west. At Dorsey Creek, geological mapping and limited amounts of surface rock sampling have led to postulation of a deep target; further work is required to refine this target.

5. Aggressive exploration of the subject properties is fully justified, based on the results obtained to date. There is still scope for early-stage, geologically oriented work on all three properties, principally directed toward understanding structural settings and detailed stratigraphy. Concurrent with continued compilation work and geological (and in some cases geochemical and possibly geophysical) studies, there will be a need for much continued drilling. Indeed, numerous drill targets have already been suggested and are in the process of being more closely defined. Experience at Big Springs suggests that a substantial portion of this work should be diamond (core) drilling; deeper target holes could be "pre-collared" using an RC rig.

6. The permitting process with the USFS tends to put certain constraints on exploration planning, in the sense that individual drill-sites must be permitted well in advance, in a procedure that culminates in field inspections in May or June. This has the effect of somewhat diminishing flexibility as results are received, but the effects of these constraints can to a large degree be mitigated by careful forward planning. At present this planning work, including preparation of reports and liaison with the USFS are under the direction of Donald Merrick and Mr. Reese Hastings, a Washington-based consultant who specialises in permitting issues.

20.0 RECOMMENDATIONS

1. Exploration of the subject properties should be pursued aggressively, directed toward the search for sediment-hosted precious metal deposits, either structurally controlled relatively narrow high-grade zones or larger lower-grade disseminated deposits, with special emphasis on testing Lower Plate targets on all three properties.

2. Detailed compilation of all available data should be continued. As much as possible of this work should be done before substantial expenditures are incurred for field work, but in any case it should be on-going.

3. Planning for the up-coming drilling program at Big Springs should include a detailed review of the existing data-base to ascertain what drill spacing would be advisable to

delineate resources that might be amenable to underground mining; such work should be directed by independent engineers, with input from Company geologists.

4. Geological, geophysical and geochemical surveys should be undertaken as appropriate prior to and concurrent with drilling. Specific recommendations for surface programs include:
   - continuing geological mapping and compilation at Big Springs and Mac Ridge,
   - expanded soil and rock geochemistry at Big Springs and especially Mac Ridge,
   - possible geophysical surveys at Mac Ridge, and
   - continuing geological mapping and rock geochemistry at Dorsey Creek.

   Drilling in the initial stages of the 2006 campaign should be concentrated at Big Springs and at Dorsey Creek; details of drilling at Mac Ridge should be predicated on the results of the more preliminary surveys. In any event, it is likely that the Mac Ridge permits will not be available until later in the season.

5. The work programs for the various projects should be carefully designed, and periodically reviewed by an independent consultant, keeping an open mind as regards target types and exploration strategies.

21.0 PROPOSED PROGRAM AND BUDGET

The following proposed work programs are presented on a project by project basis. All figures are in Canadian dollars unless otherwise indicated. Costs are allocated as per standard Gateway accounting codes, and are estimated using experience from prior years.

Big Springs:

Costs of claims maintenance	$ 20,000
Staking costs	5,000
Camp and general costs, food and lodging, etc.	190,000
Field materials – lumber, sample bags, general hardware supplies	5,000
Field transportation costs	20,000
Roadwork, preparation of drill sites, etc.	20,000
Surveying costs, grid establishment, etc.	50,000
Helicopter charges	0
Consulting expenses – geological, environmental, etc.	100,000
Environmental and permitting costs	275,000
Diamond drilling – 20,000 feet at $C 55 per foot	1,100,000
Reverse circulation drilling – 40,000 feet at $C 30 per foot	1,200,000
Analytical expenses	300,000
Geochemical fieldwork – sampling	10,000
Geological work – core logging, mapping, etc.	465,000
Project management	60,000
Report preparation	5,000
Geophysical surveys	0
Shipping expenses – samples, etc.	5,000
Travel and accommodation expenses	80,000
Reclamation expenses	40,000
Sub-total	3,950,000
Contingency @ 10%	395,000
Total for Big Springs	**$ 4,345,000**

Mac Ridge:

Costs of claims maintenance	$ 20,000
Staking costs	5,000
Camp and general costs, food and lodging, etc.	45,000
Field materials – lumber, sample bags, general hardware supplies	2,000
Field transportation costs	5,000
Roadwork, preparation of drill sites, etc.	25,000
Surveying costs, grid establishment, etc.	10,000
Helicopter charges	10,000
Consulting expenses – geological, environmental, etc.	12,000
Environmental and permitting costs	60,000
Diamond drilling – 10,000 feet at $C 55 per foot	550,000
Reverse circulation drilling – nil	0
Analytical expenses	70,000
Geochemical fieldwork – sampling	20,000
Geological work – core logging, mapping, etc.	100,000
Project management	15,000
Report preparation	5,000
Geophysical surveys	20,000
Shipping expenses – samples, etc.	1,000
Travel and accommodation expenses	15,000
Reclamation expenses	10,000
Sub-total	1,000,000
Contingency @ 10%	100,000
Total for Mac Ridge	**$ 1,100,000**

Dorsey Creek:

Costs of claims maintenance	$ 16,000
Staking costs	0
Camp and general costs, food and lodging, etc.	35,000
Field materials – lumber, sample bags, general hardware supplies	10,000
Field transportation costs	10,000
Roadwork, preparation of drill sites, etc.	5,000
Surveying costs, grid establishment, etc.	5,000
Helicopter charges	0
Consulting expenses – geological, environmental, etc.	20,000
Environmental and permitting costs	15,000
Diamond drilling – 5,000 feet at $C 65 per foot	325,000
Reverse circulation drilling – nil	0
Analytical expenses	40,000
Geochemical fieldwork – sampling	5,000
Geological work – core logging, mapping, etc.	30,000
Project management	10,000
Report preparation	4,000
Geophysical surveys	0
Shipping expenses – samples, etc.	2,000
Travel and accommodation expenses	8,000
Reclamation expenses	10,000
Sub-total	550,000
Contingency @ ~10%	55,000
Total for Dorsey Creek	**$ 605,000**

Grand total for all three properties (with contingencies)........................$ 6,119,300

The programs on the properties must be flexible, with details of the later stages of the work in some cases contingent on or subject to modification by the results of early stage work. In any case, the total budget amounts set out for each project should not be exceeded without detailed review and approval by an independent qualified person.

G.R. Peatfield, Ph.D., P.Eng.

14 March 2006

J.W. Rozelle, P.G.

14 March 2006

14 March 2006

22.0 REFERENCES

ADAMS, OPAL F. 1996. Stratigraphy, structure and exploration potential of the Big Springs gold deposits, Northern Independence Range, Nevada. *in* Coyner, A.R. and Fahey, P.L., Editors, Geology and Ore Deposits of the American Cordillera. *Geological Society of Nevada*, Symposium Proceedings, Reno/Sparks, Nevada, April 1995, pages 1-13.

ANDERSON, B. N., HOBBIE, P. C. AND DOHERTY, M. E. 1994. The Big Springs Mine Geology, Engineering, and Operations, Elko County,, Nevada. *Independence Mining Co. Inc.*, unpublished company report (cited in Adams, 1996 and made available in the AngloGold data package).

BERGER, BYRON R. 1986. Descriptive model of carbonate-hosted Au-Ag. *in* Cox, Dennis P. and Singer, Donald A., Editors, Mineral Deposit Models. *United States Geological Survey*, Bulletin 1693, pages 175-177.

BAGBY, WILLIAM C. AND BERGER, BYRON R. 1985. Geologic characteristics of sediment-hosted, disseminated precious-metal deposits in the western United States. *in* Berger, B.R. and Bethke, P.M., Editors, Geology and geochemistry of epithermal systems. *Society of Economic Geologists*, Reviews in Economic Geology, Volume 2, pages 169 - 202.

BIRAK, DONALD J. 1986. Exploration and Geologic Development of the Jerritt Canyon Gold Deposits, Elko County, Nevada, U.S.A. *in* Macdonald, A. James, Editor, Gold '86 – An International Symposium on the Geology of Gold Deposits. *Geological Association of Canada (Mineral Deposits Division). Ontario Geological Survey, Society of Exploration Geologists, and Toronto Geological Discussion Group*, Proceedings Volume, pages 488-496.

BONHAM, HAROLD F. JR. 1985. Characteristics of Bulk-Minable Gold-Silver Deposits in Cordilleran and Island-Arc Settings. *in* Tooker, Edwin W., Editor, Geologic Characteristics of Sediment- and Volcanic-Hosted Disseminated Gold Deposits – Search for an Occurrence Model. *United States Geological Survey*, Bulletin 1646, pages 71-77.

BRATLAND, CHARLES T. 1991. Geology of the Winters Creek gold deposit, Independence Mountain Range, Elko County, Nevada. *in* Raines, G.L., Lisle, R.E., Shafer, R.W. and Wilkinson, W.H., Editors, Geology and Ore Deposits in the Great Basin. *Geological Society of Nevada*, Symposium Proceedings, Reno/Sparks, Nevada, April 1990, pages 607-618.

CIM 2005. CIM DEFINITION STANDARDS - For Mineral Resources and Mineral Reserves. *The Canadian Institute of Mining, Metallurgy and Petroleum (CIM)*, Prepared by the CIM Standing Committee On Reserve Definitions, and adopted by CIM Council December 11, 2005; 10 pages. From the CIM Website (www.cim.org) as of 16 February 2005.

COATS, ROBERT R. 1987. Geology of Elko County, Nevada. *University of Nevada, Reno – Mackay School of Mines*, Nevada Bureau of Mines and Geology, Bulletin 101.

COLLORD, E. J. AND HART, D. 1986. *Freeport McMoRan Gold Company*, unpublished company reports (cited in Adams, 1996).

CHRISTENSEN, O. D. 1993. Carlin Trend Geologic Overview. *in* Christensen, Odin, Editor. Gold Deposits of the Carlin Trend, Nevada. *Society of Economic Geologists*, Guidebook Series, Volume 18, pages 12-26.

CHRISTIANSEN, R. L. AND YEATS, R. S. 1992. Post Laramide geology of the U.S. Cordilleran region. *in* The geology of North America. *Geological Society of America*, Volume G-3, the Cordilleran orogen, conterminous U.S., pages 261-406.

DALY, W. E., DOE, T. C. AND LORANGER, R. J. 1991. Geology of the Northern Independence Mountains, Elko County, Nevada. *in* Raines, G.L., Lisle, R.E., Shafer, R.W. and Wilkinson, W.H., Editors, Geology and Ore Deposits in the Great Basin. *Geological Society of Nevada*, Symposium Proceedings, Reno/Sparks, Nevada, April 1990, pages 583-602.

EKINS, GREG. 2002. Title review of the Big Springs, Island Mountain and California Mountain properties, Elko County, Nevada. *G.I.S. Land Services*, Unpublished title search report prepared for Gateway Gold Inc. (*sic*).

EVANS, J. G. 1974. Geologic Map of the Rodeo Creek NE quadrangle, Eureka County, Nevada. *United States Geological Survey*, Map GQ-1117, scale 1:24,000.

EVANS, J. G. 1980. Geology of the Rodeo Creek and Welches Canyon quadrangles, Eureka County, Nevada. *United States Geological Survey*, Bulletin 1473, 81 pages.

FULP, MICHAEL S. 2004. *Gateway Gold Corp.*, unpublished internal report.

HEGENESS, J. 1989. *Freeport McMoRan Gold Company*, unpublished internal report on the Lower Mac Ridge Gold Resource.

HONEA, RUSSELL 1985. *Freeport McMoRan Gold Company*, unpublished internal report (cited in Adams, 1996).

HONEA, RUSSELL 1992. *Independence Mining Company, Inc.*, unpublished internal report (cited in Adams, 1996).

HONEA, RUSSELL 1993. *Independence Mining Company, Inc.*, unpublished internal report (cited in Adams, 1996).

KEITH, STANLEY B. AND ABBOTT, EARL 2003. Geology and Gold Potential of the Big Springs Gold Deposits, Elko County, Nevada. *MagmaChem, L.L.C.*, Unpublished Memorandum to Michael McInnis, Gateway Gold Corporation, 51 pages, appendices, maps.

KETNER, K. B. 1977. Deposition and deformation of lower Paleozoic western facies rocks, northern Nevada. *in* Stewart, J.H., Stevens, C.H. and Fritsche, A.E., Editors, Paleozoic paleogeography of the western United Sates. *Society of Economic Paleontologists and Mineralogists*, Pacific Coast Paleogeography Symposium 1, pages 251-258.

LAPOINTE, DAPHNE D., TINGLEY, JOSEPH V. AND JONES, RICHARD B. 1991. Mineral resources of Elko County, Nevada. *University of Nevada, Reno – Mackay School of Mines*, Nevada Bureau of Mines and Geology, Bulletin 106.

LAWRENCE, E. F. 1963. Antimony deposits of Nevada. *Nevada Bureau of Mines and Geology*, Bulletin 61, 248 pages.

MILLER, E. L.; BATESON, JAMES; DINTER, DAVID; DYDER, JAMES D.; HARBAUGH, DWIGHT AND JONES, D. L 1981. Thrust emplacement of the Schoonover sequence, northern Independence Mountains, Nevada. *Geological Society of America*, Bulletin, Volume 92, Part 1, pages 730-737.

MILLER, E. L., HOLDSWORTH, B. K., WHITEFORD, W. B. AND RODGERS, D. 1984. Stratigraphy and structure of the Schoonover Sequence, northeastern Nevada: implications for Paleozoic plate-margin tectonics. *Geological Society of America*, Bulletin, Volume 95, number 9, pages 1063-1076.

PEATFIELD, GILES R. 2002. Technical Review Report on the Island Mountain, Big Springs and Golden Dome Properties, Island Mountain and Independence Mountains Districts, Elko County, Nevada, U.S.A. *G.R. Peatfield, Ph.D., P.Eng.,* Prospectus Report prepared for the Gateway Gold Corp. Initial Public Offering, 42 pages, drawings, appendices.

PEATFIELD, GILES R. 2004. Technical Review Report on the Island Mountain, Big Springs, Dorsey Creek and Golden Dome Mineral Properties, Island Mountain and Independence Mountains Districts, Elko County, Nevada, U.S.A. *G.R. Peatfield, Ph.D., P.Eng.,* Report prepared for the Gateway Gold Corp. listing on the Toronto Stock Exchange, 55 pages, drawings, appendices.

PETERS, LISA 2001. $^{40}Ar/^{39}Ar$ geochronology results from MagmaChem Basalt: unpublished report on age date. *New Mexico Bureau of Mines & Mineral Resources, Socorro, NM,* Internal Report #: NMGRL-IR-187, 8 pages (cited in Keith and Abbott, 2003).

PERRY, RICHARD M. 1991. Oxidative whole ore roasting at the Big Springs Project. *Independence Mining Company,* Paper presented at the 97th Annual Northwest Mining Association Convention, Spokane, Washington.

ROBERTS, R. J. 1960. Alinement of mining districts in north-central Nevada. *in* Geological Survey Research 1960. *United States Geological Survey*, Professional Paper 400-B, pages B17-B19.

ROBERTS, R. J. 1986. The Carlin story. *in* Tingley, Joseph V. and Bonham, Harold F. Jr., Editors, Sediment-hosted precious-metal deposits of northern Nevada. *Nevada Bureau of Mines and Geology*, Report 40, pages 71 – 80.

ROBERTS, R. J., HOTZ, P. E., GILLULY, J. AND FERGUSON, H. G. 1958. Paleozoic rocks of north-central Nevada. *American Association of Petroleum Geologists*, Bulletin, Volume 42, number 12, pages 2813-2857.

SMITH, J. F., Jr. AND KETNER, K. B. 1975. Stratigraphy of Paleozoic Rocks in the Carlin – Pinon Range area, Nevada. *United States Geological Survey*, Professional Paper 867-A, pages A1 – A87.

STEWART, JOHN H. 1980. Geology of Nevada – A Discussion to Accompany the Geologic Map of Nevada. *Nevada Bureau of Mines and Geology,* Special Publication 4.

TINGLEY, JOSEPH V. 1992. Mining districts of Nevada. *University of Nevada, Reno – Mackay School of Mines*, Nevada Bureau of Mines and Geology, Report 47.

TEAL, LEWIS AND JACKSON, MAC 1997. Geologic overview of the Carlin Trend gold deposits and descriptions of recent deep discoveries. *Society of Economic Geologists*, SEG Newsletter, Number 31, October 1997.

THOMPSON, T. B. 1995. Geology of the Northern Mary's Mountain Folio, Eureka County, Nevada. *Newmont Exploration Ltd.*, Consultant's report, 19 pages (cited in Teal and Jackson, 1997).

VANDERBURG, WILLIAM O. 1976. Placer mining in Nevada. *University of Nevada, Reno – Mackay School of Mines*, Nevada Bureau of Mines and Geology, Bulletin 27 (Previously issued as University of Nevada Bulletin, Volume 30, Number 4, May 15, 1936).

WAKEFIELD, TODD 1993. Geochemical Exploration of the Carlin Trend. *in* Christensen, Odin, Editor. Gold Deposits of the Carlin Trend, Nevada. *Society of Economic Geologists*, Guidebook Series, Volume 18, pages 88-92.

YOUNGERMAN, ALAN G. 1992. Structural Control, Alteration and Primary Mineralization at the Big Springs Gold Mine, Elko County, Nevada. *University of Nevada, Reno,* Unpublished M.Sc. Thesis. 79 pages.

Giles R. Peatfield, Ph.D., P.Eng.
Consulting Geologist
104-325 Howe Street
Vancouver, B.C. V6C 1Z7
Telephone: 604-685-3441
Telecopier: 604-681-9855
Email: grpeatfield@telus.net

CERTIFICATE of AUTHOR

I, Giles R. Peatfield, P.Eng., do hereby certify that:

1. I am currently a self-employed Consulting Geologist with an office at:

   104-325 Howe Street,
   Vancouver, British Columbia, Canada
   V6C 1Z7.

2. I graduated with a degree in Geological Engineering (B.A.Sc.) from the University of British Columbia in 1966. In addition, I was granted a Doctor of Philosophy (Ph.D.) degree in geology from Queen's University at Kingston in 1978.

3. I am a Member of the Association of Professional Engineers and Geoscientists of British Columbia, and also of the Geological Association of Canada, of the Canadian Institute of Mining and Metallurgy, of the Association of Applied Geochemists, and of the Society of Economic Geologists.

4. I have worked as a geologist for a total of thirty-nine years since my graduation from university; as a graduate student, as an employee of a major mining company and for over 20 years as an independent consultant.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of parts of the technical report titled "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Mineral Properties, Independence Mountains District, Elko County, Nevada, U.S.A." and dated 14 March 2006 (the "Technical Report"). I have made numerous visits to the subject properties in 2002, 2003 and 2004.

7. I have been intimately involved with the planning and execution of recent programs on the subject properties, including having responsibility for design and monitoring of the Quality Control program for the collection and assaying of samples from the 2003, 2004 and 2005 drilling programs.

8. I have not had prior involvement with the property that is the subject of the Technical Report before the preparation of my report dated 20 December 2002, which was used for the Initial Public Offering of Gateway Gold Corp.
9. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
10. I do not hold, nor do I expect to receive, any securities or any other interest in any corporate entity, private or public, with interests in the properties that are the subject of this report or in the properties themselves, nor do I have any business relationship with any such entity apart from a professional consulting relationship with the issuer, nor to the best of my knowledge do I have any interest in any securities of any corporate entity with property within a two (2) kilometre distance of any of the subject properties.
11. I have read National Instrument 43-101 and Form 43-101F, and the Technical Report has been prepared in compliance with that instrument and form.
12. I consent to the filing of the Technical Report with any stock exchanges or other regulatory authority and any publication by them, including electronic publication in the public company files on the websites accessible by the public, of the Technical Report.

Dated this 14th Day of March, 2006.

PROFESSIONAL PROVINCE OF G. R. PEATFIELD

G. R. Peatfield 14 March '06

Signature of Qualified Person

"G. R. Peatfield"

Print name of Qualified Person

John W Rozelle, P.G.

Principal Geologist
Gustavson Associates, LLC
5757 Central Avenue, Suite D
Boulder, Colorado 80301
Telephone: 303-443-2209
Facsimile: 303-443-3156
Email: jrozelle@gustavson.com

CERTIFICATE of AUTHOR

I, John W. Rozelle, P.G., do hereby certify that:

1. I am currently employed by Gustavson Associates, LLC at:

   5757 Central Avenue
   Suite D
   Boulder, Colorado 80301

2. I graduated with a degree in Geology (BA.) from the State University of New York at Plattsburg, New York in 1976. In addition, I graduated from the Colorado School of Mines, Golden, Colorado with a graduate degree in Geochemistry (M.Sc.) in 1978.

3. I am a Member of the American Institute of Professional Geologists (CPG-07216), a register Geologist in the State of Wyoming (PG-337), a member of Society for Mining, Metallurgy, and Exploration, Inc. (SME) and the Society of Economic Geologists.

4. I have worked as a geologist for a total of twenty-nine years since my graduation from university; as a graduate student, as an employee of a major mining company, and as a consultant for more than 25 years.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of parts of the technical report titled "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Mineral Properties, Independence Mountains District, Elko County, Nevada, U.S.A." and dated 14 March 2006 (the "Technical Report"). I have visited the subject properties on October 25 and 26, 2005.

7. I have been intimately involved with the analysis, development, and estimation of the contained geologic resource. This involvement has included; analysis of drill hole data and metal grades, statistical analysis and development of estimation parameters,

and estimation and tabulation of the contained resource according to accepted classifications.

8. I have not had prior involvement with Gateway Gold Corp. on the property that is the subject of this Technical Report.
9. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
10. I do not hold, nor do I expect to receive, any securities or any other interest in any corporate entity, private or public, with interests in the properties that are the subject of this report or in the properties themselves, nor do I have any business relationship with any such entity apart from a professional consulting relationship with the issuer, nor to the best of my knowledge do I have any interest in any securities of any corporate entity with property within a two (2) kilometer distance of any of the subject properties.
11. I have read National Instrument 43-101 and Form 43-101F, and the Technical Report has been prepared in compliance with that instrument and form.
12. I consent to the filing of the Technical Report with any stock exchanges or other regulatory authority and any publication by them, including electronic publication in the public company files on the websites accessible by the public, of the Technical Report.

Dated this 14th Day of March, 2006.

Signature of Qualified Person

"John W. Rozelle"

Print name of Qualified Person

AMERICAN INSTITUTE OF PROFESSIONAL GEOLOGISTS
CERTIFIED PROFESSIONAL GEOLOGICAL SCIENTIST
7216
AIPG
JOHN W. ROZELLE

14 March 2006

APPENDIX I

Listing of mineral claims data for the Big Springs, Mac Ridge and Dorsey Creek Properties

Appendix I: Summarises the mineral claims data pertinent to each of the three projects. Refer to the figures in the text of the report for locations of claims and outlines of blocks referring to each project. For more details on the earlier claims, refer to Ekins (2002) or to the Company. The projects are taken in order:

Table I-1: Mineral claims controlled by Gateway - Big Springs project

Claim Name	Serial Number	Original Owner	Location Date	Record Stamp Date BLM	County
TT #108	**NMC826350**	**Geological Services Inc.**	**20-Oct-'01**	**07-Dec-'01**	**19-Nov-'01**
TT #109	**NMC826351**	**Geological Services Inc.**	**20-Oct-'01**	**07-Dec-'01**	**19-Nov-'01**
TT #110	**NMC826352**	**Geological Services Inc.**	**20-Oct-'01**	**07-Dec-'01**	**19-Nov-'01**
TT #111	**NMC826353**	**Geological Services Inc.**	**20-Oct-'01**	**07-Dec-'01**	**19-Nov-'01**
TT #112	**NMC826354**	**Geological Services Inc.**	**20-Oct-'01**	**07-Dec-'01**	**19-Nov-'01**
TT #113	**NMC826355**	**Geological Services Inc.**	**20-Oct-'01**	**07-Dec-'01**	**19-Nov-'01**
TT #114	**NMC826356**	**Geological Services Inc.**	**19-Oct-'01**	**07-Dec-'01**	**19-Nov-'01**
TT #115	**NMC826357**	**Geological Services Inc.**	**19-Oct-'01**	**07-Dec-'01**	**19-Nov-'01**
TT #116	**NMC826358**	**Geological Services Inc.**	**19-Oct-'01**	**07-Dec-'01**	**19-Nov-'01**
TT #117	**NMC826359**	**Geological Services Inc.**	**19-Oct-'01**	**07-Dec-'01**	**19-Nov-'01**
TT #118	**NMC826360**	**Geological Services Inc.**	**19-Oct-'01**	**07-Dec-'01**	**19-Nov-'01**
TT #119	**NMC826361**	**Geological Services Inc.**	**19-Oct-'01**	**07-Dec-'01**	**19-Nov-'01**
TT #120	**NMC826362**	**Geological Services Inc.**	**19-Oct-'01**	**07-Dec-'01**	**19-Nov-'01**
TT #121	**NMC826363**	**Geological Services Inc.**	**19-Oct-'01**	**07-Dec-'01**	**19-Nov-'01**
TT #122	**NMC826364**	**Geological Services Inc.**	**19-Oct-'01**	**07-Dec-'01**	**19-Nov-'01**
TT #123	**NMC826365**	**Geological Services Inc.**	**19-Oct-'01**	**07-Dec-'01**	**19-Nov-'01**
TT #124	**NMC826366**	**Geological Services Inc.**	**19-Oct-'01**	**07-Dec-'01**	**19-Nov-'01**
TT #125	**NMC826367**	**Geological Services Inc.**	**19-Oct-'01**	**07-Dec-'01**	**19-Nov-'01**
TT #126	**NMC826368**	**Geological Services Inc.**	**19-Oct-'01**	**07-Dec-'01**	**19-Nov-'01**
TT #127	**NMC826369**	**Geological Services Inc.**	**19-Oct-'01**	**07-Dec-'01**	**19-Nov-'01**
TT #128	**NMC826370**	**Geological Services Inc.**	**19-Oct-'01**	**07-Dec-'01**	**19-Nov-'01**
TT #129	**NMC826371**	**Geological Services Inc.**	**19-Oct-'01**	**07-Dec-'01**	**19-Nov-'01**
TT #130	**NMC826372**	**Geological Services Inc.**	**19-Oct-'01**	**07-Dec-'01**	**19-Nov-'01**
TT #131	**NMC826373**	**Geological Services Inc.**	**19-Oct-'01**	**07-Dec-'01**	**19-Nov-'01**
TT #132	**NMC826374**	**Geological Services Inc.**	**19-Oct-'01**	**07-Dec-'01**	**19-Nov-'01**
TT #133	**NMC830262**	**Geological Services Inc.**	**06-Jun-'02**	**10-Jul-'02**	**11-Jul-'02**
TT #134	**NMC830263**	**Geological Services Inc.**	**06-Jun-'02**	**10-Jul-'02**	**11-Jul-'02**
TT #135	**NMC830264**	**Geological Services Inc.**	**06-Jun-'02**	**10-Jul-'02**	**11-Jul-'02**
TT #136	**NMC830265**	**Geological Services Inc.**	**06-Jun-'02**	**10-Jul-'02**	**11-Jul-'02**
TT #137	**NMC830266**	**Geological Services Inc.**	**06-Jun-'02**	**10-Jul-'02**	**11-Jul-'02**
TT #138	**NMC830267**	**Geological Services Inc.**	**06-Jun-'02**	**10-Jul-'02**	**11-Jul-'02**
TT #139	**NMC830268**	**Geological Services Inc.**	**06-Jun-'02**	**10-Jul-'02**	**11-Jul-'02**
TT #140	**NMC830269**	**Geological Services Inc.**	**06-Jun-'02**	**10-Jul-'02**	**11-Jul-'02**
TT #141	**NMC830270**	**Geological Services Inc.**	**06-Jun-'02**	**10-Jul-'02**	**11-Jul-'02**
TT #142	**NMC830271**	**Geological Services Inc.**	**06-Jun-'02**	**10-Jul-'02**	**11-Jul-'02**
TT #143	**NMC830272**	**Geological Services Inc.**	**06-Jun-'02**	**10-Jul-'02**	**11-Jul-'02**
TT #144	**NMC830273**	**Geological Services Inc.**	**06-Jun-'02**	**10-Jul-'02**	**11-Jul-'02**
TT #145	**NMC830274**	**Geological Services Inc.**	**06-Jun-'02**	**10-Jul-'02**	**11-Jul-'02**
TT #146	**NMC830275**	**Geological Services Inc.**	**06-Jun-'02**	**10-Jul-'02**	**11-Jul-'02**
TT #147	**NMC839872**	**Geological Services Inc.**	**14-Oct-'02**	**31-Dec-02**	**30-Dec-'02**
TT #148	**NMC839873**	**Geological Services Inc.**	**14-Oct-'02**	**31-Dec-02**	**30-Dec-'02**
TT #149	**NMC839874**	**Geological Services Inc.**	**14-Oct-'02**	**31-Dec-02**	**30-Dec-'02**
TT #150	**NMC839875**	**Geological Services Inc.**	**14-Oct-'02**	**31-Dec-02**	**30-Dec-'02**
TT #151	**NMC839876**	**Geological Services Inc.**	**14-Oct-'02**	**31-Dec-02**	**30-Dec-'02**
TT #152	**NMC839877**	**Geological Services Inc.**	**14-Oct-'02**	**31-Dec-02**	**30-Dec-'02**

Claims listed in **bold** were included in the original GSI/Genesis agreement.

Continued on next page

Table I-1: Mineral claims controlled by Gateway - Big Springs project (Cont'd)

Claim Name	Serial Number	Original Owner	Location Date	Record Stamp Date BLM	County
TT #153	**NMC839878**	**Geological Services Inc.**	**14-Oct-'02**	**31-Dec-'02**	**30-Dec-'02**
TT #154	**NMC839879**	**Geological Services Inc.**	**14-Oct-'02**	**31-Dec-'02**	**30-Dec-'02**
TT #155	**NMC839880**	**Geological Services Inc.**	**14-Oct-'02**	**31-Dec-'02**	**30-Dec-'02**
TT #156	**NMC839881**	**Geological Services Inc.**	**14-Oct-'02**	**31-Dec-'02**	**30-Dec-'02**
TT #157	**NMC839882**	**Geological Services Inc.**	**14-Oct-'02**	**31-Dec-'02**	**30-Dec-'02**
TT #163	**NMC839888**	**Geological Services Inc.**	**15-Oct-'02**	**31-Dec-'02**	**30-Dec-'02**
TT #164	**NMC839889**	**Geological Services Inc.**	**16-Oct-'02**	**31-Dec-'02**	**30-Dec-'02**
TT #185	**NMC839901**	**Geological Services Inc.**	**16-Oct-'02**	**31-Dec-'02**	**30-Dec-'02**
TT #187	**NMC839902**	**Geological Services Inc.**	**15-Oct-'02**	**31-Dec-'02**	**30-Dec-'02**
TT #189	**NMC839903**	**Geological Services Inc.**	**15-Oct-'02**	**31-Dec-'02**	**30-Dec-'02**
TT #191	**NMC839904**	**Geological Services Inc.**	**15-Oct-'02**	**31-Dec-'02**	**30-Dec-'02**
TT #193	**NMC839905**	**Geological Services Inc.**	**15-Oct-'02**	**31-Dec-'02**	**30-Dec-'02**
TT #195	**NMC839906**	**Geological Services Inc.**	**15-Oct-'02**	**31-Dec-'02**	**30-Dec-'02**
TT #197	**NMC839907**	**Geological Services Inc.**	**15-Oct-'02**	**31-Dec-'02**	**30-Dec-'02**
TT #199	**NMC839908**	**Geological Services Inc.**	**15-Oct-'02**	**31-Dec-'02**	**30-Dec-'02**
TT #190	NMC849418	Geological Services Inc.	07-Apr-'03	01-Jul-'03	30-Jun-'03
TT #192	NMC849419	Geological Services Inc.	07-Apr-'03	01-Jul-'03	30-Jun-'03
TT #194	NMC849420	Geological Services Inc.	07-Apr-'03	01-Jul-'03	30-Jun-'03
TT #196	NMC849421	Geological Services Inc.	07-Apr-'03	01-Jul-'03	30-Jun-'03
TT #198	NMC849422	Geological Services Inc.	07-Apr-'03	01-Jul-'03	30-Jun-'03
TT #200	NMC849423	Geological Services Inc.	07-Apr-'03	01-Jul-'03	30-Jun-'03
TT #201	NMC849424	Geological Services Inc.	08-Apr-'03	01-Jul-'03	30-Jun-'03
TT #202	NMC849425	Geological Services Inc.	07-Apr-'03	01-Jul-'03	30-Jun-'03
TT #203	NMC849426	Geological Services Inc.	08-Apr-'03	01-Jul-'03	30-Jun-'03
TT #204	NMC849427	Geological Services Inc.	07-Apr-'03	01-Jul-'03	30-Jun-'03
TT #220	NMC849443	Geological Services Inc.	08-Apr-'03	01-Jul-'03	30-Jun-'03
TT #221	NMC849444	Geological Services Inc.	08-Apr-'03	01-Jul-'03	30-Jun-'03
TT #222	NMC849445	Geological Services Inc.	08-Apr-'03	01-Jul-'03	30-Jun-'03
TT #223	NMC849446	Geological Services Inc.	08-Apr-'03	01-Jul-'03	30-Jun-'03
TT #224	NMC849447	Geological Services Inc.	08-Apr-'03	01-Jul-'03	30-Jun-'03
TT #225	NMC849448	Geological Services Inc.	08-Apr-'03	01-Jul-'03	30-Jun-'03
TT #226	NMC849449	Geological Services Inc.	08-Apr-'03	01-Jul-'03	30-Jun-'03
TT #227	NMC849450	Genesis Gold Corp.	08-Apr-'03	03-Jul-'03	30-Jun-'03
TT #228	NMC849451	Genesis Gold Corp.	08-Apr-'03	03-Jul-'03	30-Jun-'03
TT #229	NMC849452	Genesis Gold Corp.	08-Apr-'03	03-Jul-'03	30-Jun-'03
TT #230	NMC849453	Genesis Gold Corp.	08-Apr-'03	03-Jul-'03	30-Jun-'03
TT #231	NMC849454	Genesis Gold Corp.	08-Apr-'03	03-Jul-'03	30-Jun-'03
TT #232	NMC849455	Genesis Gold Corp.	08-Apr-'03	03-Jul-'03	30-Jun-'03
TT #233	NMC849456	Genesis Gold Corp.	08-Apr-'03	03-Jul-'03	30-Jun-'03
TT #234	NMC849457	Genesis Gold Corp.	08-Apr-'03	03-Jul-'03	30-Jun-'03
TT #235	NMC849458	Genesis Gold Corp.	08-Apr-'03	03-Jul-'03	30-Jun-'03
TT #236	NMC849459	Genesis Gold Corp.	08-Apr-'03	03-Jul-'03	30-Jun-'03
TT #237	NMC849460	Genesis Gold Corp.	08-Apr-'03	03-Jul-'03	30-Jun-'03
TT #238	NMC849461	Genesis Gold Corp.	08-Apr-'03	03-Jul-'03	30-Jun-'03
TT #239	NMC849462	Genesis Gold Corp.	08-Apr-'03	03-Jul-'03	30-Jun-'03
TT #240	NMC849463	Genesis Gold Corp.	08-Apr-'03	03-Jul-'03	30-Jun-'03
TT #241	NMC849464	Genesis Gold Corp.	08-Apr-'03	03-Jul-'03	30-Jun-'03
TT #242	NMC849465	Genesis Gold Corp.	08-Apr-'03	03-Jul-'03	30-Jun-'03
TT #243	NMC849466	Genesis Gold Corp.	08-Apr-'03	03-Jul-'03	30-Jun-'03

Claims listed in **bold** were included in the original GSI/Genesis agreement.

Continued on next page

Table I-1: Mineral claims controlled by Gateway - Big Springs project (Cont'd)

Claim Name	Serial Number	Original Owner	Location Date	Record Stamp Date BLM	County
TT #244	NMC855971	Geological Services Inc.	10-Sep-'03	02-Dec-'03	06-Nov-'03
TT #245	NMC855972	Geological Services Inc.	10-Sep-'03	02-Dec-'03	06-Nov-'03
TT #246	NMC855973	Geological Services Inc.	10-Sep-'03	02-Dec-'03	06-Nov-'03
TT #247	NMC855974	Geological Services Inc.	10-Sep-'03	02-Dec-'03	06-Nov-'03
TT #248	NMC855975	Geological Services Inc.	10-Sep-'03	02-Dec-'03	06-Nov-'03
TT #249	NMC855976	Geological Services Inc.	10-Sep-'03	02-Dec-'03	06-Nov-'03
TT #250	NMC855977	Geological Services Inc.	10-Sep-'03	02-Dec-'03	06-Nov-'03
TT #251	NMC855978	Geological Services Inc.	10-Sep-'03	02-Dec-'03	06-Nov-'03
TT #252	NMC855979	Geological Services Inc.	10-Sep-'03	02-Dec-'03	06-Nov-'03
TT #253	NMC855980	Geological Services Inc.	10-Sep-'03	02-Dec-'03	06-Nov-'03
TT #254	NMC855981	Geological Services Inc.	10-Sep-'03	02-Dec-'03	06-Nov-'03
TT #255	NMC855982	Geological Services Inc.	10-Sep-'03	02-Dec-'03	06-Nov-'03
TT #256	NMC855983	Geological Services Inc.	10-Sep-'03	02-Dec-'03	06-Nov-'03
TT #257	NMC855984	Geological Services Inc.	10-Sep-'03	02-Dec-'03	06-Nov-'03
TT 258	NMC860021	Gateway Gold Corp.[1]	30-Nov-'03	26-Jan-'04	23-Jan-'04
TT 259	NMC860022	Gateway Gold Corp.	30-Nov-'03	26-Jan-'04	23-Jan-'04
TT 260	NMC860023	Gateway Gold Corp.	30-Nov-'03	26-Jan-'04	23-Jan-'04
TT 261	NMC860024	Gateway Gold Corp.	30-Nov-'03	26-Jan-'04	23-Jan-'04
TT 262	NMC860025	Gateway Gold Corp.	30-Nov-'03	26-Jan-'04	23-Jan-'04
TT 263	NMC860026	Gateway Gold Corp.	30-Nov-'03	26-Jan-'04	23-Jan-'04
TT 264	NMC860027	Gateway Gold Corp.	30-Nov-'03	26-Jan-'04	23-Jan-'04
TT 265	NMC860028	Gateway Gold Corp.	30-Nov-'03	26-Jan-'04	23-Jan-'04
TT 266	NMC860029	Gateway Gold Corp.	30-Nov-'03	26-Jan-'04	23-Jan-'04
TT 267	NMC860030	Gateway Gold Corp.	30-Nov-'03	26-Jan-'04	23-Jan-'04
NDEEP #25*	NMC849345	Genesis Gold Corp.	07-Apr-'03	30-Jun-03	30-Jun-03
NDEEP #26*	NMC849346	Genesis Gold Corp.	07-Apr-'03	30-Jun-03	30-Jun-03
NDEEP #27*	NMC849347	Genesis Gold Corp.	07-Apr-'03	30-Jun-03	30-Jun-03
NDEEP #28*	NMC849348	Genesis Gold Corp.	07-Apr-'03	30-Jun-03	30-Jun-03
NDEEP #29*	NMC849349	Genesis Gold Corp.	07-Apr-'03	30-Jun-03	30-Jun-03
NDEEP #30*	NMC849350	Genesis Gold Corp.	07-Apr-'03	30-Jun-03	30-Jun-03
NDEEP #31*	NMC849351	Genesis Gold Corp.	07-Apr-'03	30-Jun-03	30-Jun-03
NDEEP #32*	NMC849352	Genesis Gold Corp.	08-Apr-'03	30-Jun-03	30-Jun-03
TT FRAC 1	NMC902408	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-03	28-Jun-03
TT FRAC 2	NMC902409	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-03	28-Jun-03

* These claims are within the Genesis area of interest; all others are in the GSI area of interest.

[1] Claims numbered TT 258 to TT 267 inclusive were inadvertently registered with the BLM in the name of the parent company Gateway Gold Corp. Steps have been taken to change the registered name to that of the Company's operating subsidiary Gateway Gold (USA) Corp.

Table I-2: Mineral claims controlled by Gateway – Mac Ridge project

Claim Name	Serial Number	Original Owner	Location Date	Record Stamp Date BLM	Record Stamp Date County
MR 500	NMC882153	Gateway Gold Corporation[1]	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 501	NMC882154	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 502	NMC882155	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 503	NMC882156	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 504	NMC882157	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 505	NMC882158	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 506	NMC882159	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 507	NMC882160	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 508	NMC882161	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 509	NMC882162	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 510	NMC882163	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 511	NMC882164	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 512	NMC882165	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 513	NMC882166	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 514	NMC882167	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 515	NMC882168	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 516	NMC882169	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 517*	NMC882170	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 518	NMC882171	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 519*	NMC882172	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 520	NMC882173	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 521*	NMC882174	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 522	NMC882175	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 523	NMC882176	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 524**	NMC882177	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 525**	NMC882178	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 526**	NMC882179	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 527**	NMC882180	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 528**	NMC882181	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 529**	NMC882182	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 530**	NMC882183	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
MR 531**	NMC882184	Gateway Gold Corporation	01-Sep-'04	18-Nov-'04	16-Nov-'04
TT #205	NMC849428	Geological Services Inc.	08-Apr-'03	18-Nov-'04	16-Nov-'04
TT #206	NMC849429	Geological Services Inc.	07-Apr-'03	18-Nov-'04	16-Nov-'04
TT #207	NMC849430	Geological Services Inc.	08-Apr-'03	18-Nov-'04	16-Nov-'04
TT #208	NMC849431	Geological Services Inc.	07-Apr-'03	18-Nov-'04	16-Nov-'04
TT #209	NMC849432	Geological Services Inc.	08-Apr-'03	18-Nov-'04	16-Nov-'04
TT #210	NMC849433	Geological Services Inc.	07-Apr-'03	18-Nov-'04	16-Nov-'04
TT #211	NMC849434	Geological Services Inc.	08-Apr-'03	18-Nov-'04	16-Nov-'04
TT #212	NMC849435	Geological Services Inc.	08-Apr-'03	18-Nov-'04	16-Nov-'04
TT #213	NMC849436	Geological Services Inc.	08-Apr-'03	18-Nov-'04	16-Nov-'04
TT #214	NMC849437	Geological Services Inc.	08-Apr-'03	18-Nov-'04	16-Nov-'04
TT #215	NMC849438	Geological Services Inc.	08-Apr-'03	18-Nov-'04	16-Nov-'04
TT #216	NMC849439	Geological Services Inc.	08-Apr-'03	18-Nov-'04	16-Nov-'04
TT #217	NMC849440	Geological Services Inc.	08-Apr-'03	18-Nov-'04	16-Nov-'04
TT #218	NMC849441	Geological Services Inc.	08-Apr-'03	18-Nov-'04	16-Nov-'04
TT #219	NMC849442	Geological Services Inc.	08-Apr-'03	18-Nov-'04	16-Nov-'04

* *These claims are partially affected by pre-existing patented lands.*

** These claims are within the Genesis area of interest; all others are in the GSI area of interest.

Continued on next page

[1] Claims numbered MR 500 to MR 531 inclusive were inadvertently registered with the BLM in the name of the parent company Gateway Gold Corporation. Steps have been taken to change the registered name to that of the Company's operating subsidiary Gateway Gold (USA) Corp.

Table I-2: Mineral claims controlled by Gateway – Mac Ridge project (Cont'd)

Claim Name	Serial Number	Original Owner	Location Date	Record Stamp Date BLM	Record Stamp Date County
NDEEP #33**	NMC849353	Genesis Gold Corp.	08-Apr-'03	30-Jun-03	30-Jun-03
NDEEP #34**	NMC849354	Genesis Gold Corp.	08-Apr-'03	30-Jun-03	30-Jun-03
BS500	NMC902410	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS501	NMC902411	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS502	NMC902412	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS503	NMC902413	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS504	NMC902414	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS505	NMC902415	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS506	NMC902416	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS507	NMC902417	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS508	NMC902418	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS509	NMC902419	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS510	NMC902420	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS511	NMC902421	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS512	NMC902422	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS513	NMC902423	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS514	NMC902424	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS515	NMC902425	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS516	NMC902426	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS517	NMC902427	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS518	NMC902428	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS519	NMC902429	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS520	NMC902430	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS521	NMC902431	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS522	NMC902432	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS523	NMC902433	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS524	NMC902434	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS525	NMC902435	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS526	NMC902436	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS527	NMC902437	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS528***	NMC902438	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS529	NMC902439	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS530***	NMC902440	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS531	NMC902441	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS532***	NMC902442	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS533	NMC902443	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS534***	NMC902444	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS535	NMC902445	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS536***	NMC902446	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS537	NMC902447	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS538*, ***	NMC902448	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS539	NMC902449	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS540*, ***	NMC902450	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS541	NMC902451	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS542*, ***	NMC902452	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05

* These claims are partially affected by pre-existing patented lands.

** These claims are within the Genesis area of interest; all others are in the GSI area of interest unless noted.

*** These claims lie outside the areas of interest defined in the GSI/Genesis Agreement.

Continued on next page

Table I-2: Mineral claims controlled by Gateway – Mac Ridge project (Cont'd)

Claim Name	Serial Number	Original Owner	Location Date	Record Stamp Date BLM	County
BS543*, ***	NMC902453	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS544***	NMC902454	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS545*, ***	NMC902455	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS546***	NMC902456	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS547*, ***	NMC902457	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS548***	NMC902458	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS549***	NMC902459	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS550***	NMC902460	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS551**	NMC902461	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS552**	NMC902462	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS553**	NMC902463	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS554**	NMC902464	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS555**	NMC902465	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS556**	NMC902466	Gateway Gold (USA) Corp.	02-May-'05	29-Jun-'05	28-Jun-05
BS557*, ***	NMC914454	Gateway Gold (USA) Corp.	22-Oct-'05	06-Dec-'05	14-Nov-05
BS558*, ***	NMC914455	Gateway Gold (USA) Corp.	22-Oct-'05	06-Dec-'05	14-Nov-05
BS559*, ***	NMC914456	Gateway Gold (USA) Corp.	22-Oct-'05	06-Dec-'05	14-Nov-05
BS560***	NMC914457	Gateway Gold (USA) Corp.	22-Oct-'05	06-Dec-'05	14-Nov-05
BS561***	NMC914458	Gateway Gold (USA) Corp.	22-Oct-'05	06-Dec-'05	14-Nov-05
BS562***	NMC914459	Gateway Gold (USA) Corp.	22-Oct-'05	06-Dec-'05	14-Nov-05
BS563***	NMC914460	Gateway Gold (USA) Corp.	24-Oct-'05	06-Dec-'05	14-Nov-05
BS564***	NMC914461	Gateway Gold (USA) Corp.	24-Oct-'05	06-Dec-'05	14-Nov-05
BS655***	NMC914462	Gateway Gold (USA) Corp.	24-Oct-'05	06-Dec-'05	14-Nov-05
BS566***	NMC914463	Gateway Gold (USA) Corp.	24-Oct-'05	06-Dec-'05	14-Nov-05
BS567***	NMC914464	Gateway Gold (USA) Corp.	24-Oct-'05	06-Dec-'05	14-Nov-05
BS568***	NMC914465	Gateway Gold (USA) Corp.	24-Oct-'05	06-Dec-'05	14-Nov-05
BS569***	NMC914466	Gateway Gold (USA) Corp.	24-Oct-'05	06-Dec-'05	14-Nov-05
BS570***	NMC914467	Gateway Gold (USA) Corp.	24-Oct-'05	06-Dec-'05	14-Nov-05
BS571***	NMC914468	Gateway Gold (USA) Corp.	24-Oct-'05	06-Dec-'05	14-Nov-05
BS572***	NMC914469	Gateway Gold (USA) Corp.	02-Nov-'05	06-Dec-'05	14-Nov-05
BS573***	NMC914470	Gateway Gold (USA) Corp.	02-Nov-'05	06-Dec-'05	14-Nov-05
BS574***	NMC914471	Gateway Gold (USA) Corp.	02-Nov-'05	06-Dec-'05	14-Nov-05
BS575***	NMC914472	Gateway Gold (USA) Corp.	02-Nov-'05	06-Dec-'05	14-Nov-05
BS576***	NMC914473	Gateway Gold (USA) Corp.	02-Nov-'05	06-Dec-'05	14-Nov-05
BS577***	NMC914474	Gateway Gold (USA) Corp.	02-Nov-'05	06-Dec-'05	14-Nov-05
BS578***	NMC914475	Gateway Gold (USA) Corp.	02-Nov-'05	06-Dec-'05	14-Nov-05
BS579***	NMC914476	Gateway Gold (USA) Corp.	02-Nov-'05	06-Dec-'05	14-Nov-05

* These claims are partially affected by pre-existing patented lands.
** These claims are within the Genesis area of interest; all others are in the GSI area of interest unless noted.
*** These claims lie outside the areas of interest defined in the GSI/Genesis Agreement.

Table I-3: Mineral claims controlled by Gateway - Dorsey Creek project

Claim Name	Serial Number	Original Owner	Location Date	Record Stamp Date BLM	County
TT #158	**NMC839883**	**Geological Services Inc.**	**16-Oct-‘02**	**31-Dec-'02**	**31-Dec-'02**
TT #159	**NMC839884**	**Geological Services Inc.**	**16-Oct-‘02**	**31-Dec-'02**	**31-Dec-'02**
TT #160	**NMC839885**	**Geological Services Inc.**	**15-Oct-‘02**	**31-Dec-'02**	**31-Dec-'02**
TT #161	**NMC839886**	**Geological Services Inc.**	**15-Oct-‘02**	**31-Dec-'02**	**31-Dec-'02**
TT #162	**NMC839887**	**Geological Services Inc.**	**15-Oct-‘02**	**31-Dec-'02**	**31-Dec-'02**
TT #169	**NMC839890**	**Geological Services Inc.**	**16-Oct-‘02**	**31-Dec-'02**	**31-Dec-'02**
TT #170	**NMC839891**	**Geological Services Inc.**	**16-Oct-‘02**	**31-Dec-'02**	**31-Dec-'02**
TT #171	**NMC839892**	**Geological Services Inc.**	**16-Oct-‘02**	**31-Dec-'02**	**31-Dec-'02**
TT #172	**NMC839893**	**Geological Services Inc.**	**16-Oct-‘02**	**31-Dec-'02**	**31-Dec-'02**
TT #173	**NMC839894**	**Geological Services Inc.**	**16-Oct-‘02**	**31-Dec-'02**	**31-Dec-'02**
TT #174	**NMC839895**	**Geological Services Inc.**	**16-Oct-‘02**	**31-Dec-'02**	**31-Dec-'02**
TT #175	**NMC839897**[1]	**Geological Services Inc.**	**16-Oct-‘02**	**31-Dec-'02**	**31-Dec-'02**
TT #177	**NMC839896**	**Geological Services Inc.**	**16-Oct-‘02**	**31-Dec-'02**	**31-Dec-'02**
TT #179	**NMC839898**	**Geological Services Inc.**	**16-Oct-‘02**	**31-Dec-'02**	**31-Dec-'02**
TT #181	**NMC839899**	**Geological Services Inc.**	**16-Oct-‘02**	**31-Dec-'02**	**31-Dec-'02**
TT #183	**NMC839900**	**Geological Services Inc.**	**16-Oct-‘02**	**31-Dec-'02**	**31-Dec-'02**
TT #176	NMC849411	Geological Services Inc.	07-Apr-‘03	01-Jul-'03	30-Jun-'03
TT #178	NMC849412	Geological Services Inc.	07-Apr-‘03	01-Jul-'03	30-Jun-'03
TT #180	NMC849413	Geological Services Inc.	07-Apr-‘03	01-Jul-'03	30-Jun-'03
TT #182	NMC849414	Geological Services Inc.	07-Apr-‘03	01-Jul-'03	30-Jun-'03
TT #184	NMC849415	Geological Services Inc.	07-Apr-‘03	01-Jul-'03	30-Jun-'03
TT #186	NMC849416	Geological Services Inc.	07-Apr-‘03	01-Jul-'03	30-Jun-'03
TT #188	NMC849417	Geological Services Inc.	07-Apr-‘03	01-Jul-'03	30-Jun-'03
NDEEP #18	NMC849338	Genesis Gold Corp.	07-Apr-‘03	30-Jun-'03	30-Jun-'03
NDEEP #19	NMC849339	Genesis Gold Corp.	07-Apr-‘03	30-Jun-'03	30-Jun-'03
NDEEP #20	NMC849340	Genesis Gold Corp.	07-Apr-‘03	30-Jun-'03	30-Jun-'03
NDEEP #21*	NMC849341	Genesis Gold Corp.	07-Apr-‘03	30-Jun-'03	30-Jun-'03
NDEEP #22*	NMC849342	Genesis Gold Corp.	07-Apr-‘03	30-Jun-'03	30-Jun-'03
NDEEP #23*	NMC849343	Genesis Gold Corp.	07-Apr-‘03	30-Jun-'03	30-Jun-'03
NDEEP #24*	NMC849344	Genesis Gold Corp.	07-Apr-‘03	30-Jun-'03	30-Jun-'03
NDEEP #35	NMC849355	Genesis Gold Corp.	07-Apr-‘03	03-Jul-'03	30-Jun-'03
NDEEP #36	NMC849356	Genesis Gold Corp.	07-Apr-‘03	03-Jul-'03	30-Jun-'03
NDEEP #37	NMC849357	Genesis Gold Corp.	07-Apr-‘03	03-Jul-'03	30-Jun-'03
NDEEP #38*	NMC849358	Genesis Gold Corp.	07-Apr-‘03	03-Jul-'03	30-Jun-'03
NDEEP #39*	NMC849359	Genesis Gold Corp.	07-Apr-‘03	03-Jul-'03	30-Jun-'03
NDEEP #40*	NMC849360	Genesis Gold Corp.	07-Apr-‘03	03-Jul-'03	30-Jun-'03
NDEEP #41*	NMC849361	Genesis Gold Corp.	07-Apr-‘03	03-Jul-'03	30-Jun-'03
NDEEP #52	NMC849372	Genesis Gold Corp.	07-Apr-‘03	30-Jun-'03	30-Jun-'03
NDEEP #53	NMC849373	Genesis Gold Corp.	07-Apr-‘03	30-Jun-'03	30-Jun-'03
NDEEP #54	NMC849374	Genesis Gold Corp.	07-Apr-‘03	30-Jun-'03	30-Jun-'03
NDEEP #55*	NMC849375	Genesis Gold Corp.	07-Apr-‘03	30-Jun-'03	30-Jun-'03
NDEEP #56*	NMC849376	Genesis Gold Corp.	07-Apr-‘03	30-Jun-'03	30-Jun-'03
NDEEP #57*	NMC849377	Genesis Gold Corp.	07-Apr-‘03	30-Jun-'03	30-Jun-'03
NDEEP #58*	NMC849378	Genesis Gold Corp.	07-Apr-‘03	30-Jun-'03	30-Jun-'03

Claims listed in **bold** were included in the original GSI/Genesis agreement.

* These claims are within the Genesis area of interest; all others are in the GSI area of interest.

Continued on next page

[1] Note reversal of NMC numbers for claims TT #175 and TT #177.

Table I-3: Mineral claims controlled by Gateway -Dorsey Creek project (Cont'd)

Claim Name	Serial Number	Original Owner	Location Date	Record Stamp Date BLM	Record Stamp Date County
TT 268	NMC860031	Gateway Gold Corp	30-Oct-'03	26-Jan-'04	23-Jan-'04
TT 269	NMC860032	Gateway Gold Corp.	30-Oct-'03	26-Jan-'04	23-Jan-'04
TT 270	NMC860033	Gateway Gold Corp.	30-Oct-'03	26-Jan-'04	23-Jan-'04
TT 271	NMC860034	Gateway Gold Corp.[1]	30-Oct-'03	26-Jan-'04	23-Jan-'04
TT 272	NMC860035	Gateway Gold Corp.	30-Oct-'03	26-Jan-'04	23-Jan-'04
TT 273	NMC860036	Gateway Gold Corp.	30-Oct-'03	26-Jan-'04	23-Jan-'04
TT 274	NMC860037	Gateway Gold Corp.	30-Oct-'03	26-Jan-'04	23-Jan-'04
TT 275	NMC860038	Gateway Gold Corp.	30-Oct-'03	26-Jan-'04	23-Jan-'04
TT 276	NMC860039	Gateway Gold Corp.	30-Oct-'03	26-Jan-'04	23-Jan-'04
TT 277	NMC860040	Gateway Gold Corp.	30-Oct-'03	26-Jan-'04	23-Jan-'04
TT 278	NMC860041	Gateway Gold Corp.	30-Oct-'03	26-Jan-'04	23-Jan-'04
TT 279	NMC860042	Gateway Gold Corp.	30-Oct-'03	26-Jan-'04	23-Jan-'04
TT 280	NMC860043	Gateway Gold Corp.	30-Oct-'03	26-Jan-'04	23-Jan-'04
TT 281	NMC860044	Gateway Gold Corp.	30-Oct-'03	26-Jan-'04	23-Jan-'04
TT 282	NMC860045	Gateway Gold Corp.	30-Oct-'03	26-Jan-'04	23-Jan-'04
TT 283	NMC860046	Gateway Gold Corp.	30-Oct-'03	26-Jan-'04	23-Jan-'04
TT 284	NMC860047	Gateway Gold Corp.	30-Oct-'03	26-Jan-'04	23-Jan-'04
TT 285	NMC860048	Gateway Gold Corp.	31-Oct-'03	26-Jan-'04	23-Jan-'04
TT 286	NMC860049	Gateway Gold Corp.	31-Oct-'03	26-Jan-'04	23-Jan-'04
TT 287	NMC860050	Gateway Gold Corp.	31-Oct-'03	26-Jan-'04	23-Jan-'04
TT 288	NMC860051	Gateway Gold Corp.	31-Oct-'03	26-Jan-'04	23-Jan-'04
TT 289	NMC860052	Gateway Gold Corp.	31-Oct-'03	26-Jan-'04	23-Jan-'04
TT 290	NMC860053	Gateway Gold Corp.	31-Oct-'03	26-Jan-'04	23-Jan-'04
TT 291	NMC860054	Gateway Gold Corp.	31-Oct-'03	26-Jan-'04	23-Jan-'04
TT 292	NMC860055	Gateway Gold Corp.	31-Oct-'03	26-Jan-'04	23-Jan-'04
TT 293	NMC860056	Gateway Gold Corp.	31-Oct-'03	26-Jan-'04	23-Jan-'04
TT 294	NMC860057	Gateway Gold Corp.	31-Oct-'03	26-Jan-'04	23-Jan-'04
TT 295	NMC860058	Gateway Gold Corp.	01-Nov-'03	26-Jan-'04	23-Jan-'04
TT 296	NMC860059	Gateway Gold Corp.	01-Nov-'03	26-Jan-'04	23-Jan-'04
TT 297	NMC860060	Gateway Gold Corp.	01-Nov-'03	26-Jan-'04	23-Jan-'04
TT 298	NMC860061	Gateway Gold Corp.	01-Nov-'03	26-Jan-'04	23-Jan-'04
TT 290*	NMC860062	Gateway Gold Corp.	01-Nov-'03	26-Jan-'04	23-Jan-'04
TT 300	NMC860063	Gateway Gold Corp.	01-Nov-'03	26-Jan-'04	23-Jan-'04
TT 301	NMC860064	Gateway Gold Corp.	01-Nov-'03	26-Jan-'04	23-Jan-'04
TT 302	NMC860065	Gateway Gold Corp.	31-Oct-'03	26-Jan-'04	23-Jan-'04
TT 303	NMC860066	Gateway Gold Corp.	31-Oct-'03	26-Jan-'04	23-Jan-'04
TT 304	NMC860067	Gateway Gold Corp.	31-Oct-'03	26-Jan-'04	23-Jan-'04
TT 305	NMC860068	Gateway Gold Corp.	31-Oct-'03	26-Jan-'04	23-Jan-'04
TT 306	NMC860069	Gateway Gold Corp.	31-Oct-'03	26-Jan-'04	23-Jan-'04
TT 307	NMC860070	Gateway Gold Corp.	01-Nov-'03	26-Jan-'04	23-Jan-'04
TT 308	NMC860071	Gateway Gold Corp.	01-Nov-'03	26-Jan-'04	23-Jan-'04
TT 309	NMC860072	Gateway Gold Corp.	01-Nov-'03	26-Jan-'04	23-Jan-'04
TT 310	NMC860073	Gateway Gold Corp.	01-Nov-'03	26-Jan-'04	23-Jan-'04
TT 311	NMC860074	Gateway Gold Corp.	01-Nov-'03	26-Jan-'04	23-Jan-'04

* TT 290 is the recorded name for NMC860062 as well as for NMC860053.
All claims listed are within the GSI area of interest.

Continued on next page

[1] Claims numbered TT 268 to TT 311 inclusive (including both claims TT 290) were inadvertently registered with the BLM in the name of the parent company Gateway Gold Corp. Steps have been taken to change the registered name to that of the Company's operating subsidiary Gateway Gold (USA) Corp.

Table I-3: Mineral claims controlled by Gateway -Dorsey Creek project (Cont'd)

Claim Name	Serial Number	Original Owner	Location Date	Record Stamp Date BLM	Record Stamp Date County
TT 312**	NMC860075	Gateway Gold Corp.[1]	31-Dec-'03	26-Jan-'04	23-Jan-'04
TT 313	NMC860076	Gateway Gold Corp.	31-Dec-'03	26-Jan-'04	23-Jan-'04
TT 314	NMC860077	Gateway Gold Corp.	31-Dec-'03	26-Jan-'04	23-Jan-'04
TT 315**	NMC860078	Gateway Gold Corp.	31-Dec-'03	26-Jan-'04	23-Jan-'04
TT 316**	NMC860079	Gateway Gold Corp.	31-Dec-'03	26-Jan-'04	23-Jan-'04
TT 317	NMC860080	Gateway Gold Corp.	31-Dec-'03	26-Jan-'04	23-Jan-'04
TT 318	NMC860081	Gateway Gold Corp.	31-Dec-'03	26-Jan-'04	23-Jan-'04
TT 319	NMC860082	Gateway Gold Corp.	31-Dec-'03	26-Jan-'04	23-Jan-'04
TT 320	NMC860083	Gateway Gold Corp.	31-Dec-'03	26-Jan-'04	23-Jan-'04
TT 321**	NMC860084	Gateway Gold Corp.	31-Dec-'03	26-Jan-'04	23-Jan-'04
TT 322**	NMC860085	Gateway Gold Corp.	31-Dec-'03	26-Jan-'04	23-Jan-'04
TT 323	NMC860086	Gateway Gold Corp.	31-Dec-'03	26-Jan-'04	23-Jan-'04
TT 324	NMC860087	Gateway Gold Corp.	31-Dec-'03	26-Jan-'04	23-Jan-'04
TT 325	NMC860088	Gateway Gold Corp.	31-Dec-'03	26-Jan-'04	23-Jan-'04
TT 326	NMC860089	Gateway Gold Corp.	31-Dec-'03	26-Jan-'04	23-Jan-'04

** These claims lie outside the areas of interest defined in the GSI Agreement; all others are in the GSI area of interest..

[1] Claims numbered TT 312 to TT 326 inclusive were inadvertently registered with the BLM in the name of the parent company Gateway Gold Corp. Steps have been taken to change the registered name to that of the Company's operating subsidiary Gateway Gold (USA) Corp.

APPENDIX II

Selected significant drill intercepts from Gateway programs

Appendix II-A: Selected drill intercepts, Big Springs – 2003, 2004 and 2005

The following tables list significant intercepts, i.e. those in excess of 0.10 opt gold, for drilling at Big Springs in 2003, 2004 and 2005, sorted roughly as to zone of interest. Note that co-ordinate data are in Imperial measure[1], Nevada State Plane, East Zone, North American Datum of 1927 ("NAD 27"). Lengths of intercepts are in feet; gold grades are quoted in troy ounces per short ton ("opt")[2]. There is no implication of true thickness in the lengths of the intercepts. Hole numbers including a "C" designation denote diamond drill (core) holes.

Table II-A-1: Significant intercepts from Big Springs drilling – 2003.

Hole #	Target	E (ft)	N (ft)	Elev (ft)	Azim.	Dip	From	To	L (ft)	Au (opt)
GW03-2	N. Sammy	393877	2482281	7503	000	-90	65	80	15	0.63
GW03-15	N. Sammy	393027	2481634	7533	151	-74	370	395	25	0.40
GW03-16	N. Sammy	392827	2481556	7508	112	-55	275	290	15	0.31
GW03-17	N. Sammy	393093	2481693	7552	222	-85	485	535	50	0.22
GW03-18	N. Sammy	393877	2482281	7503	210	-45	320	330	10	0.11
GW03-22	N. Sammy	393533	2481942	7520	000	-90	35	45	10	0.16
GW03-27C	N. Sammy	393651	2482130	7580	210	-73	279	293.5	14.5	0.19
GW03-26C	N. Sammy	393651	2482130	7580	000	-90	425	483	58	0.78
GW03-30C	N. Sammy	393547	2482077	7577	000	-90	227	285	58	0.41
GW03-32	N. Sammy	393744	2482065	7535	000	-90	245	270	25	0.50
GW03-33	N. Sammy	393744	2482065	7535	188	-45	90	145	55	0.10
GW03-34A	N. Sammy	393565	2482209	7547	000	-90	510	515	5	0.32
and							570	595	25	0.20
GW03-37	N. Sammy	393721	2482329	7506	200	-63	395	420	25	0.33
GW03-47	N. Sammy	393887	2482317	7503	198	-70	10	15	5	0.11
and							75	85	10	0.18
GW03-45	Crusher	394125	2483024	7301	000	-90	180	190	10	0.11
GW03-1C	601	395047	2480109	7759	000	-90	102.5	118	15.5	0.49
GW03-4C	601	394962	2480117	7760	000	-90	35	70	35	0.12
and							153	182	29	0.28
GW03-24C	601	394947	2480078	7764	000	-90	62	88	26	0.31
and							159	193	34	0.10
GW03-42	601	394986	2480071	7763	000	-75	170	195	25	0.18
GW03-12	701	393899	2479831	8247	85	-54	460	525	65	0.27
GW03-6	S. Sammy	393921	2478273	8136	000	-90	100	130	30	0.21
GW03-10C	N. Beadles	396773	2482690	7551	000	-90	480	500	20	0.17
and							505	525	20	0.24
GW03-13C	N. Beadles	396728	2482710	7542	094	-80	475	520	45	0.22

Selected results for the 2004 drilling campaign are presented on following pages.

[1] This is as a consequence of the fact that drilling and sampling are done in feet, this being the U.S.A.
[2] To convert feet to metres, multiply by 0.3048; to convert opt to grams per metric tonne ("gpt"), multiply by 34.2856.

Table II-A-2: Significant intercepts from Big Springs drilling – 2004.

Hole #	Target	E (ft)	N (ft)	Elev (ft)	Azim.	Dip	From	To	L (ft)	Au (opt)
GW04-49C	N. Sammy	393879	2482283	7503	220	-47	348	358	10	0.10
GW04-51C	N. Sammy	393879	2482283	7503	0	-90	57	77	20	0.51
GW04-53C	N .Sammy	393500	2481698	7534	260	-82	234	239	5	0.17
and							264	273	9	0.11
GW04-56C	N. Sammy	393500	2481698	7534	0	-84	273	298	25	0.36
GW04-57C	N. Sammy	393700	2482329	7507	200	-45	369	388.8	19.8	0.59
GW04-58C	N .Sammy	393701	2482332	7507	200	-55	407	418	11	0.13
GW04-60C	N. Sammy	393701	2482333	7507	200	-63	407	422	15	0.35
GW04-62C	N. Sammy	393703	2482337	7507	235	-70	482	492	10	0.13
GW04-65C	N. Sammy	393700	2482330	7507	257	-72	678	693	15	0.16
GW04-73C	N. Sammy	393643	2482122	7580	210	-58	230	240	10	0.15
GW04-77C	N. Sammy	393560	2482062	7579	160	-60	197	222	25	0.23
GW04-79C	N. Sammy	393561	2482060	7579	160	-45	169	179	10	0.12
GW04-77C	N. Sammy	393560	2482062	7579	160	-60	197	222	25	0.23
GW04-79C	N. Sammy	393561	2482060	7579	160	-45	169	179	10	0.12
GW04-84C	N. Sammy	393879	2482283	7503	220	-48	105	111	6	0.11
and							350	360	10	0.47
GW04-87C	N. Sammy	392827	2481554	7509	90	-57	116	121	5	0.12
and							402	466	64	0.17
GW04-90C	N. Sammy	393480	2482324	7500	160	-60	356	376	20	0.10
GW04-92C	N. Sammy	393736	2482058	7535	225	-70	152	191	39	0.41
GW04-94C	N. Sammy	393739	2482059	7535	0	-90	217	242	25	0.43
GW04-95C	N. Sammy	393735	2482057	7535	225	-46	144	154	10	0.37
GW04-102C	N. Sammy	393563	2482207	7542	225	-52	247	251	4	0.21
GW04-111C	N. Sammy	393108	2481691	7559	270	-85	437	455	18	0.27
GW04-114C	N. Sammy	393108	2481691	7559	0	-90	512	580.5	68.5	0.21
GW04-127	N. Sammy	393945	2482579	7486	0	-90	87	97	10	0.22
and							117	122	5	0.13
GW04-128	N. Sammy	393735	2482057	7536	0	-90	67	77	10	0.20
GW04-129	N. Sammy	393807	2482022	7510	190	-55	32	47	15	0.13
and							87	97	10	0.12
GW04-133	N. Sammy	393479	2482322	7502	145	-85	567	607	40	0.34
GW04-141C	N. Sammy	393873	2482414	7498	225	-65	93	102	9	0.21
GW04-142C	N. Sammy	394013	2482292	7504	225	-60	257	262	5	0.03
GW04-105C	Crusher	394122	2483025	7300	180	-70	245	255	10	0.10
GW04-98C	303	393032	2481642	7536	162	-54	99	104	5	0.06
and							178	183	5	0.10
and							359	369	10	0.21
GW04-99C	303	393032	2481642	7536	162	-45	332	357	25	0.16
GW04-134C	303	393103	2481842	7518	0	-90	167	172	5	0.05

Table continued on next page:

Table II-A-2: Significant intercepts from Big Springs drilling – 2004 (continued).

Hole #	Target	E (ft)	N (ft)	Elev (ft)	Azim.	Dip	From	To	L (ft)	Au (opt)
GW04-136C	303	392988	2481717	7520	0	-90				nsi
GW04-71C	401	394709	2481655	7704	220	-60	270	290	20	0.26
GW04-131C	401	394696	2481659	7703	0	-90	244	255	11	0.14
GW04-80C	601	394911	2480096	7761	0	-90	31	36	5	0.49
and							69	79	10	0.18
and							154	193	39	0.19
GW04-110C	601	394911	2480096	7761	250	-75	74	89	15	0.15
and							170	180	10	0.24
GW04-112C	601	394946	2480081	7762	139	-65	72	130	58	0.13
GW04-113C	601	394947	2480078	7764	139	-53	78	125	47	0.17
GW04-132	601	394924	2480113	7761	342	-45	37	77	40	0.21
GW04-55C	701	393895	2479814	8245	96	-56	476	630	154	0.18
and							496	506	10	0.82
and							536	552	16	0.27
and							580	620	40	0.25
GW04-61C	701	393892	2479815	8245	80	-56	523	543	20	0.35
and							583	608	25	0.21
GW04-64C	701	393892	2479815	8245	75	-50	510	529	19	0.12
GW04-67C	701	393892	2479815	8245	101	-46	444.5	464	19.5	0.54
GW04-70C	701	393900	2479816	8245	101	-56	440	452.5	12.5	0.14
and							514	518	4	0.12
and							645	658	13	0.10
GW04-74C	S. Sammy	393937	2478280	8135	245	-58	27	42	15	0.11
and							142	147	5	0.11
GW04-76C	S. Sammy	393718	2478703	8131	68	-45	88	118	30	0.15
GW04-103C	S. Sammy	394040	2479459	8136	205	-78	123	148	25	0.10
GW04-108C	S. Sammy	394040	2479459	8136	90	-75	512	520	8	0.10
GW04-135C	Beadles Ck	396680	2482660	7554	120	-80	490	500	10	0.14
GW04-137C	Beadles Ck	396680	2482660	7554	120	-60	516	524	8	0.12
and							562	567	5	0.11
GW-4-143C	Beadles Ck	396630	2482751	7507	130	-70	323	328	5	0.13
and							458	488	30	0.21
GW04-144C	Beadles Ck	396682	2482954	7428	130	-65	227	235	8	0.12
GW04-145C	Beadles Ck	396631	2482751	7507	130	-75	450	485	35	0.14
GW04-146C	Beadles Ck	396682	2482954	7428	130	-55	314	319	5	0.18
and							458	498	40	0.14
GW04-147C	Beadles Ck	397056	2483410	7343	125	-55	151	161	10	0.17
GW04-148C	Beadles Ck	397002	2483320	7343	0	-90	147	167	20	0.10

Selected results for the 2005 drilling campaign are presented on following pages.

Table II-A-3: Significant intercepts from Big Springs drilling – 2005.

Hole #	Target	E (ft)	N (ft)	Elev (ft)	Azim.	Dip	From	To	L (ft)	Au (opt)
GW05-166	Crusher	393866	2483246	7279	180	-52	130	295	165	0.102
GW05-168	Crusher	394543	2483112	7285	000	-90	50	55	5	0.182
GW05-171	Crusher	394543	2483053	7297	000	-90	55	70	15	0.156
GW05-172	Crusher	394532	2483053	7297	000	-90	50	95	45	0.466
GW05-173	Crusher	394512	2483055	7298	000	-90	55	60	5	0.112
GW05-174	Crusher	394528	2483117	7286	070	-70	55	60	5	0.110
GW05-178	Crusher	393866	2483246	7279	180	-70	80	90	10	0.216
GW05-184	Crusher	394172	2483156	7267	000	-90	435	450	15	0.126
GW05-185	Crusher	394147	2483245	7270	000	-90	470	475	5	0.124
GW05-182C	Beadles Ck	396987	2483187	7358	125	-75	251	268	17	0.102
GW05-189C	Beadles Ck	396833	2483047	7376	201	-55	346	363	17	0.112
and							596	626	30	0.100
GW05-193C	Beadles Ck	396833	2483047	7376	127	-60	85	90	5	0.111
and							160	165	5	0.100
GW05-200C	Beadles Ck	396684	2482950	7428	156	-50	324	334	10	0.106
and							410	490	80	0.104
GW05-202C	Beadles Ck	396684	2482950	7428	143	-55	456	487	31	0.147
and							522.5	536.5	14	0.119
GW05-203C	Beadles Ck	396684	2482950	7428	130	-55	291.5	297	5.5	0.114
and							445	540	95	0.104
GW05-207C	Beadles Ck	395923	2482022	7666	130	-80	442	477	35	0.100
and							702	717	15	0.117
GW05-197	601	395194	2479840	7844	276	-61	237	267	30	0.149
GW05-211C	601	394705	2480251	7800	200	-60	345	350	5	0.259
GW05-216C	601	394705	2480250	7800	165	-65	247	267	20	0.137
GW05-220	601	394866	2479977	7780	170	-70	98	108	10	0.130
GW05-221	601	394866	2479977	7780	350	-76	73	123	50	0.121
and							183	208	25	0.132
GW05-222	601	394866	2479977	7780	305	-50	87	97	10	0.289
and							167	182	15	0.104
and							217	227	10	0.120
and							352	372	20	0.160
GW05-249	601	394780	2480208	7777	170	-71	345	365	20	0.119
GW05-250	601	394780	2480208	7777	170	-61	270	275	5	0.137
GW05-251	601	394780	2480208	7777	170	-51	145	180	35	0.110
and							210	225	15	0.101
and							270	295	25	0.108
GW05-198	701	394311	2480017	7887	220	-45	186	236	50	0.101
GW05-199	701	394311	2480017	7887	260	-65	72	97	25	0.157
GW05-205	701	394510	2480078	7880	153	-75	228	238	10	0.204
and							388	408	20	0.278

Table continued on next page:

Table II-A-3: Significant intercepts from Big Springs drilling – 2005 (continued).

Hole #	Target	E (ft)	N (ft)	Elev (ft)	Azim.	Dip	From	To	L (ft)	Au (opt)
GW05-209	701	394546	2480157	7882	187	-65	412	432	20	0.253
GW05-224	701	394386	2481132	7944	108	-65	475	495	20	0.111
GW05-240	701	394231	2480470	8026	108	-72	385	390	5	0.106
and							460	465	5	0.130
GW05-228	S. Sammy	393916	2479094	8209	000	-90	64	69	5	0.106
GW05-231	S. Sammy	393882	2479032	8208	000	-90	108	163	55	0.117
GW05-234	S. Sammy	393898	2479028	8207	000	-90	79	214	135	0.103
and							154	174	20	0.201
GW05-236	S. Sammy	393903	2479031	8208	093	-70	323	343	20	0.184
GW05-237	S. Sammy	393833	2478968	8224	000	-90	113	143	30	0.125
GW05-238	S. Sammy	393817	2478969	8224	000	-90	98	123	25	0.138

Appendix II-B: Selected drill intercepts, Dorsey Creek – 2004 and 2005

In the case of Dorsey Creek, there have been few intercepts of the character of those listed above for Big Springs. In this case, we have shown those intersections for which gold values exceed 0.500 gpt, or about 0.015 opt. In addition, we have included the arsenic values in ppm, as this is the most important trace element in this environment.

Table II-B-1: Significant intercepts from Dorsey Creek drilling – 2004 and 2005.

Hole #	E (ft)	N (ft)	Elev (ft)	Azim.	Dip	From	To	L (ft)	Au (opt)	As (ppm)
DC04-03C	387278	2474837	7720	225	-60	247	256	9	0.019	>10,000
and						306.5	311.5	5	0.017	>10,000
and						680	692.5	12.5	0.018	3320
and						763	768	5	0.016	4550
DC04-04C	385734	2475083	7520	230	-55	1518	1528	10	0.023	360
DC04-05C	384024	2475232	7320	135	-55	1093	1098	5	0.015	1905
DC04-06C	387278	2474837	7720	162	-70	129.5	135	5.5	0.019	>10,000
and						302	304	2	0.035	>10,000
and						312	322	10	0.029	>8,875
and						361	371	10	0.021	1530
and						425	451	26	0.026	1529
including						446	451	5	0.068	3650
and						553	558	5	0.016	2160
and						1725	1731	6	0.015	7830
DC05-09C	384764	2475217	7371	180	-72	1209	1214	5	0.043	531
DC05-10	387272	2474873	7693	190	-50	145	150	5	0.038	>10,000
and						285	290	5	0.032	6260
and						355	360	5	0.025	4310
DC05-12	388382	2475284	7957	315	-65	160	165	5	0.022	3600
and						210	220	10	0.017	756
and						485	490	5	0.020	1370
and						520	555	35	0.022	5156
and						575	585	10	0.003	6890
and						615	620	5	0.021	4620
and						650	655	5	0.016	1295
and						760	765	5	0.015	3590
and						780	785	5	0.024	2000
DC05-13	386519	2473347	8021	130	-60	325	330	5	0.015	268

APPENDIX III

Data Verification

Appendix III-A: Re-sampling of Independence Mining core.

Table III-A-1 shows the details of the composite grades for various intervals in the re-sampling program on the Independence core. The chart following shows the correlation data for these intercepts.

Table III-A-1: Comparative grades of intercepts – re-sampling of Independence core.

	Independence sampling				Gateway re-sampling			
Drill-hole Number	From (feet)	To (feet)	Intvl. (feet)	Grade gpt Au	From (feet)	To (feet)	Intvl. (feet)	Grade gpt Au
SCC-1481	270	335	65	21.245	270	334	64	21.651
SC-1170C	265	315	50	6.850	265	315	50	7.995
SC-1170C	340	355	15	5.440	340	355	15	7.203
WCC-38	112	132	20	2.954	112	132	20	2.917
WCC-38	202	239	37	3.281	202	239	37	2.861
SCC-1498	635	700	65	2.372	635	700	65	2.793
SCC-1502	630	660	30	3.589	630	660	30	5.233
WCC-26A	103	130.5	27.5	3.909	103	130	27	3.788
WCC-26A	166	232.5	66.5	4.120	166	232.3	66.3	2.524
WCC-8	496	559	63	5.117	496	559	63	4.321
SCC-1500	680	730	50	8.554	680	730	50	7.624
SCC-1483	415	490	75	27.474	415	489	74	26.288


Comparison of Grades for Intercepts,
(re-sampling of Independence core)
y = 0.9861x
R^2 = 0.9808
Intercept assay pairs
Linear correlation
Gateway composite gold assays (gpt)
Independence composite gold assays (gpt)
0
5
10
15
20
25
30
0
10
20
30

The four charts below show the correlations of assays in the program of re-assaying of selected intervals of the Independence core.

The first of the charts shows the entire set of 74 assays that are purportedly on common intervals. The second is for the 68 results remaining after the removal of those where there is clear evidence of "sample reversals". The third is for 67 assays, after the removal of one pair with widely divergent results. Finally, the fourth is for 64 assays, excluding all those above 20 gpt Au (in either assay).

The results of this study show that while there is considerable variability in the individual assay pairs (even after the six clearly incorrect pairs and the one very disparate pair are excluded), the composite assay intervals show a very close correspondence.

In summary, for the 67 common sample assays, the average (un-weighted) grade of the Gateway samples is 4.873 gpt; that for the Independence samples is 4.621 gpt, for a difference of +5.2%. In the case of the overall composite intervals, the weighted average grade for the Gateway samples is 9.379 gpt; that for the Independence samples is 9.644, for a difference of –2.8%. On balance, these are regarded as reasonable correspondences given the generally high grades of the samples, the uncertainties regarding assay methods, and the fact that half core is being compared to quarter core.


Comparison of Individual Assays,
(re-sampling of Independence core)
y = 0.8187x
R² = 0.6016
Assay pairs (N = 74)
Linear correlation
Gateway assays (g/t Au)
Independence assays (g/t Au)


Comparison of Individual Assays,
(re-sampling of Independence core)
y = 0.8384x
R² = 0.6781
Assay pairs (N = 68)
Linear correlation
Gateway assays (g/t Au)
Independence assays (g/t Au)


Comparison of Individual Assays,
(re-sampling of Independence core)
y = 0.9939x
R² = 0.814
Assay pairs (N = 67)
Linear correlation
Gateway assays (g/t Au)
Independence assays (g/t Au)


Comparison of Individual Assays,
(re-sampling of Independence core)
y = 0.9614x
R² = 0.763
Assay pairs (N = 64)
Linear correlation
Gateway assays (g/t Au)
Independence assays (g/t Au)

Appendix III-B: Test of gravimetric v/s screen analyses for selected samples

A total of nine pulps (eight from the re-assaying of Independence core and one for the Gateway sample with a visible gold occurrence) were chosen for this test. All nine pulps were assayed (in duplicate) by ALS Chemex using the FA/grav. method, with very good results, as is shown on the following diagram:


Comparison of Repeat Gravimetric
(n = 1 GTQ + 8 Independence core samples)
Gravimetric assay #2 (g/t)
80
70
60
50
40
40
50
60
70
80
Gravimetric assay #1 (g/t)
Independence core
GTQ (visible gold)
Linear correlation (Independence data)
y = 1.0041x
R² = 0.9924

These averages were than compared with the original (2004) assays on the same pulps. Again, the correlations were excellent, suggesting that there was very little variability within the chosen pulps, when subjected to the gravimetric assay method. The results of this comparison are shown on the following plot:


Comparison of Repeat Average to Original Grav. Assays
(n = 1 GTQ + 8 Independence core samples)
Orig. 2004 Grav. Assays
80
70
60
50
40
40
50
60
70
80
Average of Repeat Grav. Assays
Independence core
GTQ (visible gold)
Linear correlation (Independence data)
y = 1.0251x
R² = 0.993

Finally, one must look at the comparison of the (average of two) gravimetric assays and the totals of the screen analyses. Here, the correlation is less good, but the important point to note is that there is not a strong bias in favour of one or the other technique. The following graph shows the results of this comparison:


Comparison of Average Grav. to Screen Assays
(n = 1 GTQ + 8 Independence core samples)
Screen Assay Totals
80
70
60
50
40
40
50
60
70
80
Average Grav. Assays
Independence core
GTQ (visible gold)
Linear correlation
(Independence data)
y = 0.9535x
R^2 = -0.0953

Again, it is important to note that these very few assays refer to material that, by either method, have grades in excess of 40 gpt (over one opt) gold. Very few samples in the database have values at this level, and therefore these numbers will have very little influence on overall grades of resources.

Appendix III-C: Check assays at a second laboratory

The following several correlation charts show the results of the program of check assays of pulps of selected samples at a second laboratory (GDL) as compared to the original and re-check assays at ALS Chemex. The first two charts show the comparison of GDL checks against ALS Chemex originals, for all samples and for a sub-set after removal of two erratic assays.


Comparison of GDL and ALS Chemex Assays
GDL grav. vs ALS grav. (N = 111)
GDL grav. vs ALS AA (N = 18)
GDL AA vs ALS AA (N = 127)
GDL Checks (Au g/t)
ALS Chemex Originals (Au g/t)
y = 0.9341x
R² = 0.734
GDL grav vs ALS grav
GDL grav vs ALS AA
GDL AA vs ALS AA
Linear Correlation


Comparison of GDL and ALS Chemex Assays
GDL grav. vs ALS grav. (N = 109)
GDL grav. vs ALS AA (N = 18)
GDL AA vs ALS AA (N = 127)
GDL Checks (Au g/t)
ALS Chemex Originals (Au g/t)
y = 0.9801x
R² = 0.9151
GDL grav vs ALS grav
GDL grav vs ALS AA
GDL AA vs ALS AA
Linear Correlation

Appendix III-C: Check assays at a second laboratory (continued)

The second pair of correlation charts shows the results of comparing the results of the ALS Chemex re-assays against the GDL checks. Again, the second chart shows the correlation after removal of, in this case, three erratic pairs at high levels.


Comparison of GDL and ALS Chemex Checks
GDL grav. vs ALS grav. (N = 130)
GDL AA vs ALS AA (N = 127)
ALS Chemex Checks (Au g/t)
60
50
40
30
20
10
0
0
10
20
30
40
50
60
GDL Checks (Au g/t)
y = 1.0641x
R² = 0.8741
GDL grav vs ALS grav
GDL AA vs ALS AA
Linear Correlation


Comparison of GDL and ALS Chemex Checks
GDL grav. vs ALS grav. (N = 127)
GDL AA vs ALS AA (N = 127)
ALS Chemex Checks (Au g/t)
60
50
40
30
20
10
0
0
10
20
30
40
50
60
GDL Checks (Au g/t)
y = 1.0224x
R² = 0.9926
GDL grav vs ALS grav
GDL AA vs ALS AA
Linear Correlation

Appendix III-C: Check assays at a second laboratory (continued)

The third pair of correlation charts shows the results of comparing the results of the ALS Chemex re-assays against originals. Again, the second chart shows the correlation after removal of, in this case, four erratic pairs at high levels.



Comparison of ALS Chemex Original and Check Assays
Orig. grav. vs check grav. (N = 108)
Orig. AA vs check grav. (N = 18)
Orig. AA vs check AA (N = 114)
y = 1.0466x
R² = 0.9183
Orig. grav vs check grav
Orig. AA vs check grav.
Orig. AA vs check AA
Linear Correlation
ALS Chemex Checks (Au g/t)
ALS Chemex Originals (Au g/t)
0
10
20
30
40
50
60



Comparison of ALS Chemex Original and Check Assays
Orig. grav. vs check grav. (N = 104)
Orig. AA vs check grav. (N = 18)
Orig. AA vs check AA (N = 114)
y = 1.0072x
R² = 0.9953
Orig. grav vs check grav
Orig. AA vs check grav.
Orig. AA vs check AA
Linear Correlation
ALS Chemex Checks (Au g/t)
ALS Chemex Originals (Au g/t)
0
10
20
30
40
50
60

Appendix III-C: Check assays at a second laboratory (continued)

As part of the initial GDL check assay program, a total of 52 pulps were re-assayed (26 by FA/AA and 26 by FA/grav.). The following correlation chart shows the results of this work. The correlation for these repeat assays is seen to be extremely good, demonstrating high precision in the assay process, even for material in the 10 to 25 gpt gold range. This speaks also to the homogeneity of the pulps.


Comparison of GDL Original and Repeat Assays
Fire Assay - Grav. (N = 26) & AA (N = 26)
GDL Repeat Assays (Au g/t)
0
5
10
15
20
25
30
GDL Original Assays (Au g/t)
y = 1.001x
R^2 = 0.9918
GDL Au Grav Assays
GDL Au AA Assays
Linear Correlation

Appendix III-D: Re-assaying of selected samples – new pulps

Table III-D-1 shows the results of original assays, check assays on original pulps, and duplicate assays on two new pulps for each of the suspect samples.

Table III-D-1: Re-assaying of selected samples – new pulps

	ALS Chemex (original)		ALS Chemex (check)	GDL (check)	ALS Chemex (duplicate assays, new pulps)		
	AA	Grav.	Grav.	Grav.	Grav.(1)	Grav. (2)	Average
b420802	3.77	na			3.53	3.53	3.51
duplicate					3.45	3.54	
b420803	>10.0	38.4	39.7	24.900	41.4	40.0	40.25
duplicate					40.0	39.6	
b420804	>10.0	18.2	29.1	29.032	29.4	29.4	29.28
duplicate					29.5	28.8	
b420805	>10.0	23.9	30.1	31.833	32.7	32.1	32.15
duplicate					32.1	31.7	
b420806	>10.0	13.85	37.2	33.799	38.4	36.8	37.45
duplicate					37.4	37.2	
b420807	*8.22*	*7.95*			*7.98*	*8.08*	*7.96*
duplicate					*7.85*	*7.92*	
b420808	0.189	na			0.24	0.21	0.24
duplicate					0.27	0.24	

Notes: na = not analysed by this method
sample b 420807 is a standard reference material

Appendix III-E: Discussion of routine quality control data – 2004

The charts below show the results of the routine monitoring of the standards assaying for sequential shipments of core and RC samples from Big Springs, and for core samples from Dorsey Creek, in 2004. It is apparent that there is some scatter, and a few of the analyses lie outside the acceptable limits. Each case of this occurrence was checked; in a few cases re-assays were requested, but in most the problem assays were within long series of very low assays for the routine samples so no action was required.

Note that the charts show the accepted limits as quoted by the supplier of the standards, and the accepted limits quoted by the laboratory based on the particular method employed at the given concentration level.


Assays of Standard NBM2b - Gold
Gold (ppm)
10
9
8
7
6
5
Big Springs Total Sample Shipments - 2004
AA23
Acc.High
Acc. Mean
Acc. Low
GRA21
GRA21high
GRA21low
AA23 high
AA23 low


Assays of Standard NBM4b - Gold
Gold (ppm)
0.75
0.50
0.25
0.00
Big Springs Total Sample Shipments - 2004
AA23
Acc. High
Acc. Mean
Acc. Low
AA23 high
AA23 low


Assays of Standard NBM2b - Gold
Gold (ppm)
10
9
8
7
6
5
Dorsey Creek Core Sample Shipments - 2004
AA23
Acc.Hgh
Acc. Mean
Acc. Low
GRA21
GRA21high
GRA21low
AA23 high
AA23 low


Assays of Standard NBM4b - Gold
Gold (ppm)
0.75
0.50
0.25
0.00
Dorsey Creek Core Sample Shipments - 2004
AA23
Acc. Hgh
Acc. Mean
Acc. Low
AA23 high
AA23 low

The three charts on the following page show the results of the repeat assays for core, preparation and assay duplicates for Big Springs core samples in 2004. As can be seen, the biases are very slight and the linear correlations extremely good, with the correlation co-efficient increasing with each stage of the process, as one would expect.

Appendix III-E: Discussion of routine quality control data (cont'd).


Core Duplicate Gold Assays,
Big Springs - 2004 (N = 179)
Duplicate assays (gpt)
Original assays (gpt)
y = 1.0137x
R² = 0.9841
Core duplicate assays
Linear correlation


Preparation Duplicate Gold Assays,
Big Springs (core) - 2004 (N = 173)
Duplicate Assays (gpt)
Original Assays (gpt)
y = 1.0268x
R² = 0.9956
Prep. duplicate assays
Linear correlation


Assay Duplicate Gold Assays,
Big Springs (core) - 2004 (N = 173)
Duplicate Assays (gpt)
Original Assays (gpt)
y = 1.0041x
R² = 0.9991
Assay duplicate assays
Linear correlation

Appendix III-F: Atomic absorption compared to gravimetric assays – 2004

The following two correlation charts show the results of routine re-assaying of samples returning values between 5.0 and 10.0 gpt gold by the FA/AA method using the FA/grav technique:


Comparison of FA/AA v/s FA/grav. Assays
Big Springs - 2004 N = 81
FA/grav. assay - Gold (gpt)
FA/AA assay - Gold (gpt)
4
8
12
16
y = 1.0141x
R² = 0.7837
Assay data
Linear correlation

This plot shows that there is good correspondence between the assays by the two methods. In particular, there is essentially no "bias" from one technique to the other. If one removes the two "flyers" with erratic results, the fit is much better, as shown below:


Comparison of FA/AA v/s FA/grav. Assays
Big Springs - 2004 (ex. "flyers") N = 79
FA/grav. assay - Gold (gpt)
FA/AA assay - Gold (gpt)
4
6
8
10
12
y = 0.9942x
R² = 0.9135
Assay data
Linear correlation

Appendix III-G: Preparation of new standards for 2005 and continuing

Before the start of the 2005 drilling program, three new standards were prepared to control the gold assays. These standards were prepared using composites of material from the earlier drilling campaigns at Big Springs, in order to minimise "matrix effects". The material was chosen to give three standards, with grades at or about: a reasonable "cut-off" grade; a reasonable projected average grade for underground mining; and a high grade to check assays of anomalously high gold-bearing samples.

The material was sorted from reject material at the Elko facility of ALS Chemex, and forwarded in three batches to CDN Resource Laboratories Ltd. ("CDN") in Delta, British Columbia. CDN are an internationally recognised firm specialising in preparation of assay standards. At the CDN facility, the material for each lot was dried, weighed and mechanically ground to produce a minus 200 mesh (0.075 mm) product. This fine material was then mixed thoroughly for 24 hours. An initial assay test of 10 samples indicated that acceptable homogeneity had been achieved in each case.

A total of ten assay charges for each standard were sent to each of eight assay laboratories, seven in Canada and one in Australia. The results of this assay work were received and treated statistically by Dr. Barry W. Smee, P.Geo. to arrive at certified values for the three standards. Dr. Smee's certified values for the standards were as follows (all values in parts per million ("ppm") gold:

Standard #	Low	Mean	High	RSD[1]
GTQ 1	1.10	1.16	1.22	2.59
GTQ 2	7.51	7.86	8.21	2.25
GRQ 3	19.44	20.45	21.47	2.49

Graphical representations of the round robin analyses are shown on the following page. Note that in addition to the accepted limits defined by Dr. Smee, these charts also show the limits as defined by the principal laboratory (ALS Chemex) for the chosen method at the mean concentration level. It is clear to see that in all cases these "method limits" are less restricted than the limits based on the round robin analyses. It is also clear that the results from the principal laboratory tend to be very slightly lower than the mean as defined by the total round robin process.

[1] RSD = relative standard deviation, defined as 100 times the standard deviation divided by the mean, expressed as a percentage.



Assays of Standard GTQ1 - Gold
Gold (ppm)
1.4
1.3
1.2
1.1
1.0
0.9
ALS Chemex
Acc. High 1.22
Acc. Mean 1.16
Acc. Low 1.10
Lab #2
Lab #3
Lab #4
Lab #5
Lab #6
Lab #7
Lab #8
AA23 High 1.26
AA23 Low 1.07
Round Robin Sample Results



Assays of Standard GTQ2 - Gold
Gold (ppm)
9.00
8.50
8.00
7.50
7.00
6.50
ALS Chemex
Acc. High 8.21
Acc. Mean 7.86
Acc. Low 7.51
Lab #2
Lab #3
Lab #4
Lab #5
Lab #6
Lab #7
Lab #8
AA23 High 8.42
AA23 Low 7.30
GRA21 High 8.51
GRA21 Low 7.21
Round Robin Sample Results



Assays of Standard GTQ3 - Gold
Gold (ppm)
23.00
22.00
21.00
20.00
19.00
18.00
17.00
ALS Chemex
Acc. High 21.47
Acc. Mean 20.45
Acc. Low 19.44
Lab #2
Lab #3
Lab #4
Lab #5
Lab #6
Lab #7
Lab #8
GRA21 High 21.99
GRA21 Low 18.92
Round Robin Sample Results

Appendix III-H: Discussion of routine quality control data – 2005

In 2005, the routine quality control procedures were changed to allow for insertion of the three specially prepared standards, described above. Charts are presented for the total assaying for Big Springs (core and RC). In the case of Dorsey Creek, there was limited drilling and the charts are very similar, with substantially all analyses within tolerances.

Note that for Big Springs, some of the samples were assayed at the Reno facility of ALS Chemex. These are shown separately; the relatively poor performance for the standards led to several sets of re-assays; the corrected values were included in the formal database.


Assays of Standard GTQ1 - Gold
1.6
1.4
1.2
1.0
0.8
0.6
Gold (ppm)
Big Springs Sample Shipments - 2005
AA23 - NV
Acc. High
Acc. Mean
Acc. Low
AA23 High
AA23 Low
AA23 - Reno


Assays of Standard GTQ2 - Gold
12
10
8
6
4
2
Gold (ppm)
Big Springs Sample Shipments - 2005
AA23 - NV
Acc. High
Acc. Mean
Acc. Low
GRA21- NV
GRA21high
GRA21low
AA23 high
AA23 low
AA23 - Reno
GRA21- Reno


Assays of Standard GTQ3 - Gold
Gold (ppm)
30
25
20
15
10
Big Springs Sample Shipments - 2005
GRA21-NV
Acc. High
Acc. Mean
Acc. Low
GRA21high
GRA21low
GRA21-Reno

Repeat assaying of core (or RC rig), preparation and assay duplicate samples was continued in 2005. The following six charts show the results of this process: the first three for core drilling at both Big Springs and Dorsey Creek (combined); the second three for RC samples, again from both projects.

In the case of the RC samples, a small number of the assays were performed at the ALS Chemex facility in Reno rather than in North Vancouver, which has been the facility used on a routine basis. These samples have been distinguished on the plots – the slight spread was one of the reasons that a number of pulps were re-assayed and corrected values inserted in the database.

As was the case in 2004, biases are slight and linear correlations very good, with the co-efficients increasing as expected.


Core Duplicate Gold Assays,
Big Springs & Dorsey Creek - 2005 (N = 43)
Duplicate assays (gpt)
5
4
3
2
1
0
0
1
2
3
4
5
Original assays (gpt)
y = 0.9568x
R² = 0.9907
Core duplicate assays
Linear correlation


Preparation Duplicate Gold Assays,
Big Springs & Dorsey Creek (core) - 2005 (N = 41)
Duplicate Assays (g/t)
Original Assays (g/t)
y = 0.963x
R² = 0.9973
Prep. duplicate assays
Linear correlation


Assay Duplicate Gold Assays,
Big Springs & Dorsey Creek (core) - 2005 (N = 40)
Duplicate Assays (g/t)
Original Assays (g/t)
y = 1.0064x
R² = 0.999
Assay duplicate assays
Linear correlation


RC Rig Duplicate Gold Assays,
Big Springs & Dorsey Creek - 2005 (N = 111)
Duplicate assay (gpt)
Original assay (gpt)
y = 0.9964x
R² = 0.975
Rig Dupls. - NV
Rig Dupls. - Reno
Linear (Rig Dupls. - NV)


RC Preparation Duplicate Gold Assays,
Big Springs & Dorsey Creek - 2005 (N = 118)
Duplicate Assays (gpt)
Original Assays (gpt)
14
12
10
8
6
4
2
0
0
5
10
15
y = 0.9552x
R² = 0.9993
Prep. Dupls. - NV
Prep. Dupls. - Reno
Linear (Prep. Dupls. - NV)


RC Assay Duplicate Gold Assays,
Big Springs & Dorsey Creek - 2005 (N = 119)
Duplicate Assays (gpt)
Original Assays (gpt)
6
5
4
3
2
1
0
0
2
4
6
y = 0.9644x
R² = 0.9992
Assay Dupls. - NV
Assay Dupls. - Reno
Linear (Assay Dupls. - NV)

Appendix III-I: Atomic absorption compared to gravimetric assays – 2005

The following two correlation charts show the results of routine re-assaying of samples returning values between 5.0 and 10.0 gpt by the FA/AA method using the FA/grav technique:


Comparison of FA/AA v/s FA/grav. Assays
Big Springs - 2005 N = 50
y = 1.0012x
R² = 0.9035
Assay data
Linear correlation
FA/grav. assay - Gold (gpt)
FA/AA assay - Gold (gpt)
4
6
8
10
12

This plot shows that there is good correspondence between the assays by the two methods. In particular, there is essentially no "bias" from one technique to the other. If one removes one "flyer" with an erratic result, the fit is even better, as shown below:


Comparison of FA/AA v/s FA/grav. Assays
Big Springs - 2005 (ex. "flyer") N = 49
y = 0.9935x
R² = 0.9295
Assay data
Linear correlation
FA/grav. assay - Gold (gpt)
FA/AA assay - Gold (gpt)
4
6
8
10
12

APPENDIX IV

Density measurements on Big Springs core samples

Appendix IV: Density measurements on Big Springs core samples

During the 2004 and 2005 drilling programs, 102 core samples were tested for bulk density. This involved weighing in air and water, on individual pieces of core with masses varying from c. 150 to 1200 grams (averaging about 450 grams). Samples represented various rock types, from mineralized and un-mineralized intervals. Four samples returned values regarded as aberrant, in all cases very low, possibly due to weighing errors. These results were excluded from the data-base and the remaining 98 considered to determine an in-situ bulk density suitable for a resource estimate.

Table IV-1 below shows the results of these measurements, sub-divided as to rock type. The "Misc." category includes those samples for which it is not possible at this time to assign specific rock types.

Table IV-1 Density measurements on Big Springs core samples

Rock Code	Rock Type	No. of readings	Mean (g/cc)	St. Dev. (g/cc)
AR	Argillite	23	2.75	0.11
IM	Mafic intrusive	11	2.88	0.19
SL	Siltstone	36	2.72	0.10
SS	Sandstone	6	2.74	0.12
CG	Conglomerate	3	2.84	0.04
GS	Gritstone	3	2.73	0.15
Misc.	various rock types	16	2.73	0.15
total		98	2.75	0.13

The following plot is a graphical representation of these data:


Big Springs Density Measurements - 2004 & 2005
(N = 98; excludes 4 erratics low - 3 SL, 1 IM)
Density (g/cc)
3.40
3.20
3.00
2.80
2.60
2.40
2.20
Rock Types
AR
CG
GS
IM
SL
SS
Misc.
Mean = 2.75
Mean + 2 St. Dev.
Mean - 2 St. Dev.

A further check involved selecting only those samples derived from mineralized intervals – defined as intervals grading in excess of 0.500 ppm gold. Table IV-2 below shows the results of this study.

Table IV-2 **Density measurements, samples from mineralized intervals**

Rock Code	Rock Type	No. of readings	Mean (g/cc)	St. Dev. (g/cc)
AR	Argillite	12	2.80	0.11
IM	Mafic intrusive	7	2.98	0.11
SL	Siltstone	26	2.73	0.09
SS	Sandstone	5	2.75	0.13
CG	Conglomerate	3	2.84	0.04
GS	Gritstone	3	2.73	0.15
Misc.	various rock types	5	2.78	0.13
total		61	2.78	0.13

The following plot is a graphical representation of these data:


Big Springs Density Measurements - 2004 & 2005
(N = 61; from intervals >0.500 ppm Au)
Density (g/cc)
3.40
3.20
3.00
2.80
2.60
2.40
2.20
Rock Types
AR
CG
GS
IM
SL
SS
Misc.
Mean = 2.78
Mean + 2 St. Dev.
Mean - 2 St. Dev.

These data suggest that there is very little difference between mineralized and un-mineralized rocks. For the purposes of resource estimation, a slightly conservative value of 2.75 tonnes per cubic metre has been employed.

GATEWAY GOLD CORP.
(the "Company")

RECEIVED
2006 SEP 11 P 4:03

The Company has as its articles the following articles.

Incorporation number: 646875

GATEWAY GOLD CORP.
(the "Company")

ARTICLES

1. Interpretation

1.1 Definitions

In these Articles, unless the context otherwise requires:

(1) "board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(2) "*Business Corporations Act*" means the *Business Corporations Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3) "legal personal representative" means the personal or other legal representative of the shareholder;

(4) "registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(5) "seal" means the seal of the Company, if any.

1.2 *Business Corporations Act* and *Interpretation Act* Definitions Applicable

The definitions in the *Business Corporations Act* and the definitions and rules of construction in the *Interpretation Act*, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

2. Shares and Share Certificates

2.1 Authorized Share Structure

The authorized share structure of the Company consists of an unlimited number of common shares without par value.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act*.

2.3 Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company

nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1) order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2) issue a replacement share certificate or acknowledgment, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1) proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2) any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the *Business Corporations Act*, determined by the directors.

2.9 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3. Issue of Shares

3.1 Directors Authorized

Subject to the *Business Corporations Act* and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the *Business Corporations Act*, no share may be issued until it is fully paid. A share is fully paid when:

(1) consideration is provided to the Company for the issue of the share by one or more of the following:

> (a) past services performed for the Company;
>
> (b) property;
>
> (c) money; and

(2) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the *Business Corporations Act*, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4. Share Registers

4.1 Central Securities Register

As required by and subject to the *Business Corporations Act*, the Company must maintain in British Columbia a central securities register. The directors may, subject to the *Business Corporations Act*, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2 Closing Register

The Company must not at any time close its central securities register.

5. Share Transfers

5.1 Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1) a duly signed instrument of transfer in respect of the share has been received by the Company;

(2) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

5.2 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 Transferor Remains Shareholder

Except to the extent that the *Business Corporations Act* otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1) in the name of the person named as transferee in that instrument of transfer; or

(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6 Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6. Transmission of Shares

6.1 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the directors have been deposited with the Company.

7. Purchase of Shares

7.1 Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the *Business Corporations Act*, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1) the Company is insolvent; or

(2) making the payment or providing the consideration would render the Company insolvent.

7.3 Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1) is not entitled to vote the share at a meeting of its shareholders;

(2) must not pay a dividend in respect of the share; and

(3) must not make any other distribution in respect of the share.

8. Borrowing Powers

The Company, if authorized by the directors, may:

(1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9. Alterations

9.1 Alteration of Authorized Share Structure

Subject to Article 9.2 and the *Business Corporations Act*, the Company may:

(1) by ordinary resolution:

   (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

   (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

   (c) if the Company is authorized to issue shares of a class of shares with par value:

      (i) decrease the par value of those shares; or

      (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

   (d) alter the identifying name of any of its shares; or

   (e) otherwise alter its shares or authorized share structure when required or permitted to do so by the *Business Corporations Act*.

(2) by resolution of the directors, subdivide or consolidate all or any of its unissued, or fully paid issued, shares.

9.2 Special Rights and Restrictions

Subject to the *Business Corporations Act*, the Company may by ordinary resolution:

(1) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued;

(2) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(3) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value.

9.3 Change of Name

The Company may by a resolution of the directors authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

9.4 Other Alterations

If the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

10. Meetings of Shareholders

10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4 Location of Meetings of Shareholders

Subject to the *Business Corporations Act*, a meeting of shareholders [**default:** may be held in or outside of British Columbia as determined by a resolution of the directors **option:** will be held in British Columbia].

10.5 Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

10.6 Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.9 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1) state the general nature of the special business; and

(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

 (a) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

 (b) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

11. Proceedings at Meetings of Shareholders

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2) at an annual general meeting, all business is special business except for the following:

 (a) business relating to the conduct of or voting at the meeting;

 (b) consideration of any financial statements of the Company presented to the meeting;

 (c) consideration of any reports of the directors or auditor;

 (d) the setting or changing of the number of directors;

 (e) the election or appointment of directors;

(f) the appointment of an auditor;

(g) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(h) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is ⅔ of the votes cast on the resolution.

11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4 One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1) the quorum is one person who is, or who represents by proxy, that shareholder, and

(2) that shareholder, present in person or by proxy, may constitute the meeting.

11.5 Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7 Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1) the chair of the board, if any;

(2) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any; or

(3) a vice-president, if any.

11.10 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13 Decisions by Show of Hands or Poll

Subject to the *Business Corporations Act*, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders, on a show of hands and on a poll, has a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17 Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1) the poll must be taken:

(a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b) in the manner, at the time and at the place that the chair of the meeting directs;

(2) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3) the demand for the poll may be withdrawn by the person who demanded it.

11.18 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21 Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business

hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12. Votes of Shareholders

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1) for that purpose, the instrument appointing a representative must:

    (a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

    (b) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2) if a representative is appointed under this Article 12.5:

(a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6 Proxy Provisions Do Not Apply to All Companies

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, Articles 12.7 to 12.15 apply only insofar as they are not inconsistent with any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and insofar as they are not inconsistent with the regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(1) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) by the chair of the meeting, before the vote is taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints *[name]* or, failing that person, *[name]*, as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on *[month, day, year]* and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): ____________________

Signed *[month, day, year]*

____
[Signature of shareholder]

____
[Name of shareholder—printed]

12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) provided, at the meeting, to the chair of the meeting.

12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13. Directors

13.1 First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the *Business Corporations Act*. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1) if the Company is a public company, the greater of three and the most recently set of:

  (a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

  (b) the number of directors set under Article 14.4;

(2) if the Company is not a public company, the most recently set of:

  (a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

  (b) the number of directors set under Article 14.4.

13.2 Change in Number of Directors

If the number of directors is set under Articles 13.1(1)(a) or 13.1(2)(a), subject to Article 14.1:

(1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3 Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

13.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14. Election and Removal of Directors

14.1 Election at Annual General Meeting

(1) At each annual general meeting of the Company all the directors whose term of office expire at such annual general meeting shall cease to hold office immediately before the election of directors at such annual general meeting and the shareholders entitled to vote thereat shall elect to the board of directors, directors as otherwise permitted by any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and all regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation as set out below. A retiring director shall be eligible for re-election;

(2) Each director may be elected for a term of office of one or more years of office as may be specified by ordinary resolution at the time he is elected. In the absence of any such ordinary resolution, a director's term of office shall be one year of office. No director shall be elected for a term of office exceeding five years of office. The shareholders may, by resolution of not less than 3/4 of the votes cast on the resolution [NTD: if a special resolution has been kept at ¾ then use the term special resolution], vary the term of office of any director; and

(3) A director elected or appointed to fill a vacancy shall be elected or appointed for a term expiring immediately before the election of directors at the annual general meeting of the Company when the term of the director whose position he is filling would expire.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1) that individual consents to be a director in the manner provided for in the *Business Corporations Act*;

(2) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3) with respect to first directors, the designation is otherwise valid under the *Business Corporations Act*.

14.3 Failure to Elect or Appoint Directors

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3) the date on which his or her successor is elected or appointed; and

(4) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors' Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act*, for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(1) the term of office of the director expires;

(2) the director dies;

(3) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4) the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by a resolution of not less than 3/4 of the votes cast on such resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15. Alternate Directors

15.1 Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company. Every alternate director shall have a direct and personal duty to the Company arising from his alternate directorship, independent of the duties of the director who appointed him.

15.2 Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3 Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1) will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2) has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3) will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4) has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4 Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5 Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor and shall be deemed not to have any conflict arising out of any interest, property or office held by the appointor. An alternate director shall be deemed to be a director for all purposes of these Articles, with full power to act as a director, subject to any limitations in the instrument appointing him, and an alternate director shall be entitled to all of the indemnities and similar protections afforded directors by the *Business Corporations Act* and under these Articles. A director shall have no liability arising out of any act or omission by his alternate director to which the appointor was not a party, nor shall an alternate director have liability for any such act or omission by the appointor. Without limiting the foregoing, no duty to account to the Company shall be imposed upon an alternate director merely because he voted in respect of a contract or transaction in which the appointor was interested or which the appointor failed to disclose, nor shall any such duty be imposed upon an appointor merely because he voted in respect of a contract or transaction in which his alternate director was interested or which such alternate director failed to disclose.

15.6 Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7 Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1) his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2) the alternate director dies;

(3) the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4) the alternate director ceases to be qualified to act as a director; or

(5) his or her appointor revokes the appointment of the alternate director.

15.8 Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16. Powers and Duties of Directors

16.1 Powers of Management

The directors must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

16.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

16.3 Remuneration of Auditor

The directors may set the remuneration of the auditor of the Company.

17. Disclosure of Interest of Directors

17.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the *Business Corporations Act*) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the *Business Corporations Act*.

17.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the *Business Corporations Act*.

17.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7 Professional Services by Director or Officer

Subject to the *Business Corporations Act*, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the *Business Corporations Act*,

the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18. Proceedings of Directors

18.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1) the chair of the board, if any;

(2) in the absence of the chair of the board, the president, if any, if the president is a director; or

(3) any other director chosen by the directors if:

  (a) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

  (b) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

  (c) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed;

(2) the director or alternate director, as the case may be, has waived notice of the meeting; or

(3) the director or alternate director, as the case may be, is not, at the time, in the province of British Columbia.

18.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9 Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of the directors in office or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11 Validity of Acts Where Appointment Defective

Subject to the *Business Corporations Act*, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1) in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2) in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who are entitled to vote on the resolution consent to it in writing.

A consent in writing under this Article may be by signed document, fax, email or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19. Executive and Other Committees

19.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1) the power to fill vacancies in the board of directors;

(2) the power to remove a director;

(3) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(1) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2) delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

    (a) the power to fill vacancies in the board of directors;

    (b) the power to remove a director;

    (c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

    (d) the power to appoint or remove officers appointed by the directors; and

(3) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3 Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1) conform to any rules that may from time to time be imposed on it by the directors; and

(2) report every act or thing done in exercise of those powers at such times as the directors may require.

19.4 Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2) terminate the appointment of, or change the membership of, the committee; and

(3) fill vacancies in the committee.

19.5 Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) the committee may meet and adjourn as it thinks proper;

(2) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3) a majority of the members of the committee constitutes a quorum of the committee; and

(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20. Officers

20.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(1) determine the functions and duties of the officer;

(2) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the *Business Corporations Act*. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

20.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21. Indemnification

21.1 Definitions

In this Article 21:

(1) "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2) "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

  (a) is or may be joined as a party; or

  (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3) "expenses" has the meaning set out in the *Business Corporations Act.*

21.2 Mandatory Indemnification of Directors and Former Directors

Subject to the *Business Corporations Act*, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3 Indemnification of Other Persons

Subject to any restrictions in the *Business Corporations Act*, the Company may indemnify any person.

21.4 Non-Compliance with *Business Corporations Act*

The failure of a director, alternate director or officer of the Company to comply with the *Business Corporations Act* or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1) is or was a director, alternate director, officer, employee or agent of the Company;

(2) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3) at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4) at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22. Dividends

22.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2 Declaration of Dividends

Subject to the *Business Corporations Act*, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1) set the value for distribution of specific assets;

(2) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3) vest any such specific assets in trustees for the persons entitled to the dividend.

22.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10 Dividend Bears No Interest

No dividend bears interest against the Company.

22.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13 Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23. Documents, Records and Reports

23.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the *Business Corporations Act.*

23.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24. Notices

24.1 Method of Giving Notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1) mail addressed to the person at the applicable address for that person as follows:

(a) for a record mailed to a shareholder, the shareholder's registered address;

(b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the mailing address of the intended recipient;

(2) delivery at the applicable address for that person as follows, addressed to the person:

(a) for a record delivered to a shareholder, the shareholder's registered address;

(b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the delivery address of the intended recipient;

(3) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5) physical delivery to the intended recipient; or

(6) as otherwise permitted by any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and all regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

24.2 Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5 Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1) mailing the record, addressed to them:

(a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25. Seal

25.1 Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1) any two directors;

(2) any officer, together with any director;

(3) if the Company only has one director, that director; or

(4) any one or more directors or officers or persons as may be determined by the directors.

25.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such

dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.



Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies

J S Powell
May 10, 2004

This Notice of Articles was issued by the Registrar on: May 10, 2004 12:28 PM Pacific Time

Incorporation Number: BC0646875

Recognition Date: Incorporated on May 1, 2002

NOTICE OF ARTICLES

Name of Company:

GATEWAY GOLD CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 2300, 1055 DUNSMUIR STREET
P.O. BOX 49122, FOUR BENTALL CENTRE
VANCOUVER BC V7X 1J1

Delivery Address:
SUITE 2300, 1055 DUNSMUIR STREET
P.O. BOX 49122, FOUR BENTALL CENTRE
VANCOUVER BC V7X 1J1

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 2300, 1055 DUNSMUIR STREET
P.O. BOX 49122, FOUR BENTALL CENTRE
VANCOUVER BC V7X 1J1

Delivery Address:
SUITE 2300, 1055 DUNSMUIR STREET
P.O. BOX 49122, FOUR BENTALL CENTRE
VANCOUVER BC V7X 1J1

DIRECTOR INFORMATION

DIRECTOR INFORMATION

Last Name, First Name Middle Name:
ROBERTSON, JAMES

Mailing Address: **Delivery Address:**

Last Name, First Name Middle Name:
NESBITT, ARCHIE

Mailing Address: **Delivery Address:**

Last Name, First Name Middle Name:
MONTPELLIER, LOUIS G

Mailing Address: **Delivery Address:**

Last Name, First Name Middle Name:
MCINNIS, MICHAEL

Mailing Address: **Delivery Address:**

Last Name, First Name Middle Name:
JACKSON, ALVIN WILLIAM

Mailing Address: **Delivery Address:**

DIRECTOR INFORMATION

Last Name, First Name Middle Name:
FRIEDRICH , ROMAN

Mailing Address: **Delivery Address:**

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	100,000,000	Common Shares	Without Par Value Without Special Rights or Restrictions attached